ReliaStar Life Insurance Company of New York
Separate Account NY-B of ReliaStar Life Insurance Company of New York

Deferred Combination Variable and Fixed Annuity Prospectus

ING EMPIRE TRADITIONS VARIABLE ANNUITY

April 29, 2011

This prospectus describes ING Empire Traditions Variable Annuity, a deferred combination variable and fixed annuity contract (the "Contract") offered for sale by ReliaStar Life Insurance Company of New York ("ReliaStar of NY," the "Company," "we" or "our") through Separate Account NY-B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that do not qualify for such treatment ("non-qualified Contracts"). As of March 15, 2010, we are no longer offering this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments and any associated premium credits, if applicable, in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments and any associated premium credits, if applicable, to our Fixed Interest Division with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Interest Division. Some guaranteed interest periods or subaccounts may not be available. The investment portfolios available under your Contract are listed on the back of this cover.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value, less any premium credits, if applicable (which may be more or less than the premium payments you paid). Longer free look periods apply in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 29, 2011, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the contracts offered through the prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. The number is 333-85618. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Contract has a premium credit option that is available for an additional charge. The expenses for a contract providing a premium credit, as this Contract does, may be higher than for contracts not providing a premium credit. Over time, and under certain circumstances, the amount of the premium credit may be more than offset by the additional fees and charges associated with the premium credit. See "The Annuity Contract – Additional Credit to Premium" for further information about the terms of the premium credit option. See "Charges and Fees – Charges Deducted from the Subaccounts – Premium Credit Option Charge" for further information about the additional fees and charges associated with the premium credit option.

Allocations to a subaccount investing in a Trust or Fund (investment portfolio) is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract" for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently available under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
ING American Funds Asset Allocation Portfolio
ING American Funds Bond Portfolio
ING American Funds Global Growth and Income Portfolio
ING American Funds Growth Portfolio
ING American Funds International Growth and Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Artio Foreign Portfolio (Class S)
ING Baron Small Cap Growth Portfolio (Class S)
ING BlackRock Health Sciences Opportunities Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING BlackRock Science and Technology Opportunities Portfolio
   (Class S)
ING Davis New York Venture Portfolio (Class S)
ING DFA World Equity Portfolio (Class S)
ING EURO STOXX 50® Index Portfolio (Class ADV)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING FTSE 100 Index® Portfolio (Class ADV)
ING Global Resources Portfolio (Class ADV)
ING Growth and Income Portfolio (Class ADV)
ING Hang Seng Index Portfolio (Class S)
ING Intermediate Bond Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Invesco Van Kampen Comstock Portfolio (Class S)
ING Invesco Van Kampen Equity and Income Portfolio (Class S)
ING Invesco Van Kampen Growth and Income Portfolio (Class S)
ING Japan TOPIX Index® Portfolio (Class ADV)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)

ING Large Cap Growth Portfolio (Class S)
ING Large Cap Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING MidCap Opportunities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Oppenheimer Active Allocation Portfolio (Class S)
ING Oppenheimer Global Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (Class ADV)
ING Retirement Growth Portfolio (Class ADV)
ING Retirement Moderate Growth Portfolio (Class ADV)
ING Retirement Moderate Portfolio (Class ADV)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Mid Cap Index Portfolio (Class S)
ING Russell^{TM} Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING Templeton Foreign Equity Portfolio (Class S)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Class S)
ING T. Rowe Price International Stock Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree^{SM} Global High-Yielding Equity Index
   Portfolio (Class S)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Fixed Interest Allocation or Division	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Income Phase Payment Start Date	Annuity Commencement Date
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Subaccount(s)	Division(s)
Transfer Charge	Excess Allocation Charge
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. For more information about the fees and expenses, please see the "Charges and Fees" section later in the prospectus.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of Premium Payment)	6%	6%	6%	6%	5%	4%	3%	0%

Transfer Charge.. $25 per transfer, if you make more than 12 transfers in a contract year, currently zero

Overnight Charge[1]... $20

[1] You may choose to have this charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

Annual Contract Administrative Charge.. $30

(We deduct this charge on each contract anniversary and on surrender. We waive this charge if the total of your premium payments is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

Separate Account Annual Charges[1]
Contract without any of the optional living benefit riders that may be available

	Option Package I[2]	Option Package II	Option Package III
Mortality & Expense Risk Charge	1.10%	1.30%	1.45%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	**1.25%**	**1.45%**	**1.60%**
Premium Credit Option Charge[3]	0.50%	0.50%	0.50%
Total With Optional Premium Credit Charge	**1.75%**	**1.95%**	**2.10%**

[1] As a percentage of average daily assets in each subaccount. These charges are deducted daily.

[2] The option packages constitute different levels of death benefit coverage that are available with the Contract. Please see "Death Benefit Choices" for more information.

[3] When you elect the Premium Credit Option, we will add a credit to your Contract based on all premium payments received during your first contract year. There are circumstances under which all or part of a premium credit is subject to forfeiture in accordance with the following table:

Contract Year of Surrender or Withdrawal	Percentage of Premium Credit Forfeited (based on percentage of first year premium withdrawn)
Years 1-2	100%
Years 3-4	75%
Years 5-6	50%
Year 7	25%
Years 8+	0%

Please see "The Annuity Contract – Additional Credit to Premium" for more information.

The next tables show the charges for the optional riders that may be available with the Contract. You may add only one of the following living benefit riders to your Contract. For more information about which one may be right for you, please see "Living Benefit Riders." For more information about the charges for the optional riders, please see "Charges and Fees – Optional Rider Charges."

Optional Living Benefit Rider Charges[1]

Minimum Guaranteed Accumulation Benefit "MGAB" rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
1.00% of the MGAB Charge Base[2]	0.65% of the MGAB Charge Base[2]

Minimum Guaranteed Income Benefit "MGIB" rider:

Maximum Annual Charge	Current Annual Charge
1.50% of the MGIB Benefit Base[3]	0.75% of the MGIB Benefit Base[3]

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
2.00% of the ING LifePay Plus Base[4]	0.70% of the ING LifePay Plus Base[4]

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
2.50% of the ING Joint LifePay Plus Base[5]	0.90% of the ING Joint LifePay Plus Base[5]

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge may be a charge base, benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations. You may add only one optional rider to your Contract.

[2] The MGAB Charge Base is calculated based on total premiums and any premium credits, if applicable, within a two-year period from the rider date. Please see "Charges and Fees - Optional Rider Charges – Minimum Guaranteed Accumulation Benefit (MGAB)" and "Living Benefit Riders – Minimum Guaranteed Accumulation Benefit Rider (the "MGAB" rider)" later in this prospectus for more information.

[3] The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base and is calculated based on eligible premiums and premium credits, if applicable. Please see "Charges and Fees – Optional Rider Charges – Minimum Guaranteed Income Benefit (MGIB)" and "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")" later in this prospectus for more information.

[4] The ING LifePay Plus Base is calculated based on premium, excluding any premium credits, if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value, excluding any premium credits applied during the preceding 36 months, if this rider is added after contract issue. The current annual charge is 0.60% if this rider was purchased before February 2, 2009. The current annual charge can change upon a reset after your first five contract years. But you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees – Optional Rider Charges – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider" later in this prospectus.

[5] The ING Joint LifePay Plus Base is calculated based on premium, excluding any premium credits, if this rider is elected at contract issue. The ING Joint LifePay Plus Base is calculated based on contract value, excluding any premium credits applied during the preceding 36 months, if this rider is added after contract issue. The current annual charge is 0.80% if this rider was purchased before February 2, 2009. The current annual charge can change upon a reset after your first five contract years. But you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees – Optional Rider Charges – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider" later in the prospectus.

The next two tables show the total annual charges you could pay based on the amounts you have invested in the subaccounts (unless otherwise indicated), for the Contract and each death benefit and the most expensive combination of riders possible. Maximum and current charges are shown, but not the Annual Contract Administrative Charge. Also, these tables do not show the Trust or Fund Expenses. Please note that the bases for some charges may differ somewhat. For example, the charge for the ING Joint LifePay Plus rider is based on the ING Joint LifePay Plus Base, which can be higher than contract value, leading to higher charges than would be the case if it were based on contract value. Nevertheless, for purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts and the ING Joint LifePay Plus Base are both the same as the contract value. The charge for the Premium Credit Option lasts for your first seven contract years following the credit.

Separate Account Annual Charge Tables

MAXIMUM CHARGES	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	1.10%	1.30%	1.45%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Premium Credit Option Charge	0.50%	0.50%	0.50%
Maximum ING Joint LifePay MGWB Rider Charge (as percentage of the ING Joint LifePay Plus Base)	2.50%	2.50%	2.50%
Total	4.25%	4.45%	4.60%

CURRENT CHARGES	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	1.10%	1.30%	1.45%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Premium Credit Option Charge	0.50%	0.50%	0.50%
Current ING Joint LifePay MGWB Rider Charge (as percentage of the ING Joint LifePay Plus Base)	0.90%	0.90%	0.90%
Total	2.65%	2.85%	3.00%

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses[1]	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.52%	1.59%

[1]   No waiver or reimbursement arrangements are reflected. These expenses reflect the expenses of the other (acquired) funds with a fund of funds. No Trust or Fund currently charges a redemption fee. For more information about redemption fees, please see "Charges and Fees – Charges Deducted From the Contract Value – Redemption Fees."

Example

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example assumes that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the maximum charges for the Contract with the most expensive death benefit option and the most expensive living benefit rider. The example also assumes that your investment has a 5% return each year and assumes the maximum Trust or Fund Expenses. Excluded are the premium credit option and its charge, premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender or annuitize* your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,170	$2,350	$3,483	$6,327
2) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$570	$1,750	$2,983	$6,327

*   Surrender charges may apply if you choose to annuitize your Contract within the first year, and under certain circumstances, within the first seven contract years.

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions – Selling the Contract."

Fees Deducted by the Funds

   Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit
We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account NY-B of ReliaStar of NY ("Separate Account NY-B") has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account NY-B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A — Condensed Financial Information – for the lowest and highest combination of asset-based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.

2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.

4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge; the premium credit option charge, if applicable; any optional rider charges; and, for the GET Fund subaccount only, the daily GET Fund guarantee charge.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account NY-B and the financial statements and the related notes to financial statements for ReliaStar Life Insurance Company of NY are included in the Statement of Additional Information.

RELIASTAR OF NY SEPARATE ACCOUNT NY-B

ReliaStar of NY Separate Account NY-B ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

Unlike Separate Account NY-B, the general account is not segregated or insulated from the claims of the Company's creditors.

Note: Other variable annuity contracts invest in Separate Account NY-B but are not discussed in this prospectus. Separate Account NY-B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes."

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

ReliaStar of NY is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, ReliaStar of NY was a wholly owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company, based in The Netherlands. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ReliaStar of NY.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co., portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof.

Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE TRUSTS AND FUNDS

You will find information about the Trusts and Funds currently available under your Contract in "Appendix B — The Investment Portfolios." A prospectus containing more information on each Trust or Fund may be obtained by calling our Customer Service Center at 800-366-0066. You should read the prospectus carefully before investing.

Certain funds are designated as "Master-Feeder" or "Retirement Funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the Portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees or Directors of Trusts or Funds, and any insurance companies participating in the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

ING GET U.S. Core Portfolio

An ING GET U.S. Core Portfolio ("GET Fund") series may be available during the accumulation phase of the Contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of six months which precedes the guarantee period. The GET Fund investment option may not be available under your Contract or in your state. The GET Fund may not be available through all broker dealer selling firms.

You may not allocate money into a GET Fund series if you elect an optional benefit rider. Effective June 21, 2007, no new series of the GET Fund are available.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value and any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The GET Fund subaccount is not available for dollar cost averaging or automatic rebalancing.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET U.S. Core Portfolio investment option, including charges and expenses.

Covered Funds and Special Funds
For purposes of determining benefits under the living benefit riders, we assign the investment options (the investment portfolios available under your Contract) to one of two categories, Covered Funds or Special Funds. Allocations to Covered Funds participate fully in the calculations to determine the value of your guaranteed benefits under a living benefit rider. Allocations to Special Funds could affect the optional benefit rider guarantee that may otherwise be provided because Special Funds do not participate fully in the calculations to determine the value of your guaranteed benefit under a living benefit rider. Assets in Covered Funds generally provide a higher living benefit than those allocated to Special Funds. Designation of investment options under these categories may vary by benefit. Please see "Living Benefit Riders" for more information.

We may, with 30 days notice to you, designate any investment option as a Special Fund, but only with respect to new premiums added to such investment option and also with respect to new transfers to such investment option.

Restricted Funds
Restricted Funds are not related specifically to the living benefit riders. Rather, Restricted Funds are investment options for which we have limited the amount that may be invested, either on an aggregate basis or an individual basis. We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing Contracts with respect to new premiums added to the investment options and with respect to new transfers to the investment options. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. To the extent an investment option is designated both a Restricted Fund and a Special Fund, allocations to such investment option may limit your participation in the determination of your guaranteed benefits under a living benefit rider as well as the amount you may allocate to such investment option.

Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change and will not apply to amounts that may exceed these limitations due solely to a change in designation.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value; up to 100 percent of each premium; and no more than $999,999,999. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

In addition to limiting your investment in the Restricted Funds on an aggregate basis, we limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts. The expenses for a contract providing a premium credit, as this Contract does, may be higher than for contracts not providing a premium credit. Over time, and under certain circumstances, the amount of the premium credit may be more than offset by the additional fees and charges associated with the premium credit.

Charge Deduction Subaccount
You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. The surrender charge is a percentage of each premium payment withdrawn. This charge is intended to cover sales expenses that we have incurred. The surrender charge will be based on the total amount withdrawn, including the amount deducted for the surrender charge. It will be deducted from the contract value remaining after you have received the amount requested for withdrawal. The surrender charge is not based on or deducted from the amount you requested as a withdrawal. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment withdrawn as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of Premium Payment)	6%	6%	6%	6%	5%	4%	3%	0%

Nursing Home Waiver. You may withdraw all or a portion of your contract value without a surrender charge if:

1) at the time you first begin receiving care, more than one contract year has elapsed since the contract date;

2) the withdrawal is requested during the period of care or within 90 days after the last day of care; and

3) you have spent at least 45 days during a 60 day period in such nursing care facility.

You must submit satisfactory written proof of illness or incapacity. We may require an examination, at our cost, by a physician of our choice. We will not waive the early withdrawal charge if you were in a nursing care facility for at least one day during the two week period immediately preceding or following the contract date. It will also not apply to Contracts where prohibited by state law. Please note that these withdrawals are subject to the premium credit recapture provisions.

Terminal Illness Waiver. You may withdraw all or a portion of your contract value without a surrender charge if:

1) You are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a terminal illness; and

2) You submit satisfactory written proof of illness.

We may require an examination, at our cost, by a physician of our choice.

Free Withdrawal Amount. The Free Withdrawal Amount is 10% of contract value, based on the contract value on the date of the withdrawal, less any withdrawals during that contract year. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the free withdrawal amount at any time exceed 30% of contract value.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawals. Systematic withdrawals are periodic scheduled withdrawals of a fixed amount or an amount based upon a percentage of contract value. For more information about systematic withdrawals, please see "Withdrawals – Systematic Withdrawals." An excess withdrawal is a partial surrender of the Contract subject to a surrender charge, which we will deduct from the contract value that remains after an excess withdrawal in proportion to your subaccount allocations.

For the purpose of calculating the surrender charge for an excess withdrawal: (a) we treat premiums as being withdrawn on a first-in, first-out basis; and (b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix D. Earnings for purposes of calculating the surrender charge for excess withdrawals may not be the same as earnings under federal tax law.

Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of each premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence. There is currently no premium tax in the State of New York.

We deduct the premium tax from your contract value on the income phase payment start date. In the event that you have selected the Minimum Guaranteed Income Benefit rider and you elect to receive income payments under it rather than the Contract, then we will deduct the premium tax from the MGIB Benefit Base. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the income phase payment start date.

Administrative Charge. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract unless waived under conditions established by ReliaStar of NY. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

Overnight Charge. You may choose to have a $20 overnight charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense risk charge depends on the option package you have elected. The option packages constitute different levels of death benefit coverage that are available with the Contract. Please see "Death Benefit Choices" for more information. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts and the premium credit option.

Option Package I		Option Package II		Option Package III	
Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate
1.10%	0.0030%	1.30%	0.0036%	1.45%	0.0040%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount for each since the previous business day. The charge is deducted on each business day at the rate of .0004% from your assets in each subaccount.

Premium Credit Option Charge. The amount of the asset-based premium credit option charge, on an annual basis, is equal to 0.50% of the assets you have in each subaccount. The charge is deducted from your assets in each subaccount on each business day at the rate of 0.0014% for seven years following credit of the premium credit. This charge will also be deducted from amounts allocated to the Fixed Interest Division, resulting in a 0.50% reduction in the interest which would otherwise have been credited to your Contract during the seven contract years following credit of the premium credit. The cost of providing the premium credit is generally covered by the premium credit option charge, the recapture schedule for forfeiture of the credit on surrenders, withdrawals and death, and, to some degree, by the mortality and expense risk charge. We expect to make a profit on those contracts under which the premium credit option is elected.

Optional Rider Charges. Some features and benefits of the Contract, if available, are available by rider for an additional charge. Please check your application for the Contract to be sure. Once elected, a rider cannot be canceled independently of the Contract. So long as the rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. We deduct the rider charge on each of the Contract's quarterly anniversary dates (defined below) in arrears, meaning we deduct the first charge on the first quarterly anniversary date following the rider date. If the rider is added to an existing Contract, the first quarter's charge will be reduced proportionally for the portion of the quarter that the rider was not in effect. Rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or a holiday, we will use the value as of the subsequent business day.

For a description of the rider and the defined terms used in connection with the riders, see "Living Benefit Riders."

Minimum Guaranteed Accumulation Benefit (MGAB). The charge for the MGAB rider is as follows:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of the MGAB Charge Base	0.17% of the MGAB Charge Base

The MGAB Charge will be charged during the 10-year waiting period starting on the rider date and ending on the MGAB Benefit Date. The MGAB Charge Base is the total of premiums and any premium credits, if applicable, added during the two-year period commencing on the rider date if you purchase the rider on the contract date, or, your contract value on the rider date plus premiums and any premium credits, if applicable, added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, including any systematic withdrawals, and reduced pro-rata for any transfers between subaccounts or between a subaccount and a Fixed Interest Allocation made during the three-year period before the MGAB date. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred. See "Living Benefit Riders."

Minimum Guaranteed Income Benefit (MGIB). The charge for the MGIB rider is as follows:

Current Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.75% of the MGIB Benefit Base	1.50% of the MGIB Benefit Base

Please see "Living Benefit Riders - Minimum Guaranteed Income Benefit Rider (the "MGIB Rider")" for a description of the MGIB Benefit Base and the MGIB Rate.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.70%

The current annual charge is 0.60% if you purchased this rider before February 2, 2009. The charge is a percentage of the ING LifePay Plus Base, which we deduct in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING LifePay Plus/Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Riders."

Please Note: The above information pertains to the form of the ING LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix H for more information.

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.90%

The current annual charge is 0.80% if you purchased this rider before February 2, 2009. The charge is a percentage of the ING Joint LifePay Plus Base, which we deduct in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when

Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

Please Note: The above information pertains to the form of the ING Joint LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix H for more information.

ING GET U.S. Core Portfolio Guarantee Charge. Effective June 21, 2007, no new series of the GET Fund are available. The GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the GET Fund. The amount of the GET Fund guarantee charge is 0.50% and is deducted from amounts allocated to the GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET Fund subaccount. See "The Trust and Funds- ING GET U.S. Core Portfolio."

Trust and Fund Expenses
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining the Contract fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the company from may be deducted from fund assets and may include:

- A share of the management fee;

- Service fees;

- For certain share classes, compensation paid from 12b-1; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. These intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;

- For certain share classes, compensation paid from 12b-1 fees; and

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made cash payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2010, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2010, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. The funds are identified in the investment option list in the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "Other Contract Provisions – Selling the Contract."**

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account NY-B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Interest Division. See Appendix C and the Fixed Interest Division Offering Brochure for more information on the Fixed Interest Division. If you have any questions concerning this Contract, contact your registered representative or call our Customer Service Center at 1-800-366-0066.

Contract Date and Contract Year
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, Option Package I will apply.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner," below.

Joint Owner
For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select Option Package I.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary," below. If you have elected Option Package II or III, and you add a joint owner, if the older joint owner is attained age 85 or under, the death benefit from the date of change will be the Option Package I death benefit. If the older joint owner's attained age is 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Note that returning a Contract to single owner status will not restore any death benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining income phase payments. On and after May 1, 2009, a joint annuitant may also be designated. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. In the case of a non-natural owner and joint annuitants, the oldest annuitant's age is used. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect, except as described below.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the income phase payment start date. If the annuitant dies before the income phase payment start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the income phase payment start date, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant, unless you elect otherwise. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase payment start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase payment start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Change of Contract Owner or Beneficiary
During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

If you have elected Option Package I, the death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For Option Package II or III, if the new owner is age 79 or under on the date that ownership changes, the death benefit will continue. If the new owner is age 80 to 85, under Option Package II or III, the death benefit will end, and the death benefit will become the Option Package I death benefit. For all death benefit options, 1) if the new owner's attained age is 86 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a Trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, it will not be restored by a subsequent change to a younger owner.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. You may also restrict a beneficiary's right to elect an annuity option or receive a lump sum payment. If so, such rights or options will not be available to the beneficiary. In the event of joint owners, all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. Please date your request. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

Purchase and Availability of the Contract

We are no longer offering the Contract for sale to new purchasers.

There are three option packages available under the Contract. You select an option package at the time of application. Each option package is unique. The minimum initial payment to purchase the Contract depends on the option package that you elect.

	Option Package I	Option Package II	Option Package III
Minimum Initial Payment	$15,000 (non-qualified) $1,500 (qualified)	$5,000 (non-qualified) $1,500 (qualified)	$5,000 (non-qualified) $1,500 (qualified)

The maximum issue age is 80 or younger at the time of application to purchase a Contract with Option Package I. With Option Package II or Option Package III, the maximum issue age is also 80 or younger at the time of application, SO LONG AS you elect the MGAB rider, the ING LifePay Plus rider or the ING Joint LifePay Plus rider. Otherwise, the maximum issue age is 75 for a Contract with Option Package II or Option Package III. Before April 28, 2008, the maximum issue age was 80 for a Contract with either Option Package II or Option Package III.

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Charges and Fees" in this prospectus. **If you are considering an Enhanced Death Benefit Option and your contract will be an IRA, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit" in this prospectus.**

Loans are not allowed on a Contract issued as a Tax Code Section 403(b) annuity.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs. If you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

Crediting of Premium Payments
We will process your initial premium and any premium credits, if applicable, within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all necessary information. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account NY-B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within five days of the premium payment. If we do not receive the application or form within five days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

2) If your state and broker-dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g. signature guarantee).

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, the payment and any premium credits, if applicable, designated for a subaccount of Separate Account NY-B, will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment and any premium credit, if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account NY-B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

We may require that an initial premium designated for a subaccount of Separate Account NY-B or the Fixed Interest Division be allocated with the added premium credit, if applicable, to a subaccount specially designated by the

Company (currently, the ING Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Additional Credit to Premium
At the time of application, you may elect the premium credit option. If you so elect, a credit will be added to your Contract based on all premium payments received during the first contract year ("initial premium"). The credit will be 4% of the initial premium and will be allocated among each subaccount and Fixed Interest Allocation you have selected in proportion to your allocation of the applicable premium in each investment option.

Currently, the premium credit option is available only if elected at the time of application prior to issuance of the Contract and in combination with the Contract's other optional riders, subject to the following limitation. For Contracts purchased before September 4, 2007, the premium credit option was not available with the MGIB rider. We reserve the right to make the premium credit option available to inforce contract owners. Also, the premium credit option may not be available through all broker-dealers.

We may increase, decrease or discontinue the premium credit at our discretion. We will give you at least 45 days notice of any planned change to the premium credit option.

The daily mortality and expense risk charge and the daily administrative charge under this Contract are greater than that under contracts not providing a premium credit. There is also a separate charge for the premium credit which is an asset-based charge deducted daily from your contract value. Please see "Charges and Fees" for a description of this charge.

The premium credit constitutes earnings (and not premiums paid by you) for federal tax purposes.

In any of the following circumstances, we deduct part or all of a premium credit from the amount we pay to you or your beneficiary:

1) If you return your Contract within the free look period, we will deduct the entire premium credit from the refund amount;

2) If a death benefit becomes payable, we will deduct any premium credits added to your Contract after or within 12 months of the date of death; and

3) If you surrender your Contract or take a withdrawal, we will deduct a portion of the premium credit added to your contract value based on the percentage of first year premium withdrawn and the contract year of surrender or withdrawal in accordance with the following table:

Contract Year of Surrender or Withdrawal	Percentage of Premium Credit Forfeited (based on percentage of first year premium withdrawn)
Years 1-2	100%
Years 3-4	75%
Years 5-6	50%
Year 7	25%
Years 8+	0%

If we deduct a credit from any amount we pay to you, we will deduct the full dollar amount of the premium credit. You will retain any gains, and you will also bear any losses, that are attributable to the premium credit we deduct. No forfeiture of premium credit applies to withdrawals of contract value representing the annual free withdrawal amount or to withdrawals of contract value representing earnings.

There may be circumstances under which the contract owner may be worse off from having received a premium credit. For example, this could occur if the contract owner returns the Contract during the applicable free look period. Upon a free look, we recapture the premium credit that had been credited. If the state law provides that contract value is returned on a free look, and if the performance of the applicable subaccounts has been negative during that period, we will return the contract value less the premium credit. Negative performance associated with the premium credit will reduce the contract value more than if the premium credit had not been applied.

Income Phase Payment Start Date
The income phase payment start date is the date you start receiving income phase payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase; and the income phase. The accumulation phase is the period between the contract date and the income phase payment start date. The income phase begins when you start receiving regular income phase payments from your Contract on the income phase payment start date.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid plus any premium credit, if applicable, that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you.

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.

2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

3) We add (1) and (2).

4) We add to (3) any additional premium payments plus any premium credits, if applicable, and then add or subtract any transfers to or from that subaccount.

5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations. See the Fixed Interest Division Offering Brochure for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the income phase payment start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts

Each of the subaccounts of Separate Account NY-B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account NY-B invests in a corresponding portfolio of a Trust or Fund.

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements, including prior SEC approval.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required), combine two or more accounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right, subject to SEC approval, to: (i) deregister Separate Account NY-B under the 1940 Act; (ii) operate Separate Account NY-B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account NY-B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account NY-B; and (v) combine Separate Account NY-B with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

The Fixed Interest Allocation (Fixed Interest Division)
The Fixed Interest Allocation is the Fixed Interest Division, which is part of the ReliaStar of New York general account. The general account contains all of the assets of ReliaStar of New York other than those in certain separate accounts. Allocation of any amount to the Fixed Interest Division does not entitle you to share directly in the performance of these assets. Assets supporting amounts allocated to the Fixed Interest Division are available to fund the claims of all classes of our customers, owners, and other creditors. See Appendix C and the Fixed Interest Division Offering Brochure for more information. You may not allocate contract value to the Fixed Interest Division if you elect one of the living benefit riders.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Contract values allocated to investment portfolios of Trusts or Funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

You may elect one of the optional benefit riders discussed below. **You may add only one of these riders to your Contract. Each rider has a separate charge. Please note that if you elect one of the living benefit riders, you may not allocate premium or contract value to the GET Fund or to the Fixed Interest Allocations**. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. The optional benefit riders terminate upon surrender of the Contract. Please see "Charges and Fees — Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select it. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. The ING LifePay Plus and ING Joint LifePay Plus riders may also impact the death benefit amount under the Contract. More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the Appendices. You should consult a qualified financial adviser in evaluating the riders. Our Customer Service Center may be able to answer your questions. The telephone number is (800) 366-0066.

Minimum Guaranteed Accumulation Benefit Rider (the "MGAB Rider"). The MGAB rider is an optional benefit which provides you with an MGAB intended to guarantee a minimum contract value at the end of a specified waiting period. The waiting period is 10 years, beginning on the rider date, and the MGAB Charge is deducted only during the 10 year waiting period. Only premiums added to your Contract during the first two-year period after your rider date and any premium credits, if applicable, are included in the MGAB Base. Any additional premium payments added after the second rider anniversary are not included in the MGAB Base. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary. If you elect the MGAB rider, you may not allocate contract value to the GET Fund subaccount or to the Fixed Interest Division.

The MGAB is a one-time adjustment to your contract value if your contract value on the MGAB Date is less than the MGAB Base. The MGAB Date is the next business day after the applicable waiting period. We calculate your Minimum Guaranteed Accumulation Benefit on this date. The MGAB rider may offer you protection if your Contract loses value during the MGAB waiting period. For a discussion of the charges we deduct under the MGAB rider, see "Optional Rider Charges."

The MGAB rider has a waiting period of ten years and, other than for certain transfers, guarantees that your contract value at the end of ten years will at least equal your initial premium payment plus the premium credit, if applicable, reduced pro-rata for withdrawals. Transfers between subaccounts or between a subaccount and a Fixed Interest Allocation within 3 years of the MGAB Date will also reduce the MGAB Base pro-rata (see examples below).

Calculating the MGAB. We calculate your MGAB as follows:

1) **We first determine your MGAB Base**. The MGAB Base is only a calculation used to determine the MGAB. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

   If you purchase the MGAB optional rider as of the contract date, the MGAB Base is the initial premium, and the premium credit, if applicable, increased by eligible premiums, less all withdrawals and, less transfers made within 3 years prior to the MGAB Date. Eligible premiums are premiums added within two years after the rider date. Premiums added in the third and later rider years are not included in the MGAB Base.

   If you purchase the MGAB optional benefit rider after the contract date, contract value is used as the initial value. The MGAB Base equals the contract value, plus eligible premiums, adjusted for withdrawals and transfers.

   We use the MGAB Charge Base to determine the periodic MGAB rider charges. The MGAB Charge Base equals the eligible premiums, plus any premium credits, if applicable, adjusted for subsequent withdrawals and transfers. Withdrawals reduce the MGAB Base and MGAB Charge Base on a pro-rata basis. The percentage reduction in the MGAB Base and the MGAB Charge Base equals the percentage reduction in contract value resulting from the withdrawal. This means that the MGAB Base and MGAB Charge Base are reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. For example, if the contract value is reduced by 25% as the result of a withdrawal, the MGAB Base and the MBAG Charge Base are also reduced by 25% (rather than by the amount of the withdrawal).

   Any transfer between subaccounts or between a subaccount and a Fixed Interest Allocation within 3 years of the MGAB Date reduces the MGAB Base and MGAB Charge Base on a pro-rata basis, based on the percentage of contract value transferred. Adjustments for such transfers are made as if the transfer was a withdrawal followed by a premium payment to the new investment option, which is not an eligible premium for MGAB benefit purposes.

2) **We then subtract your contract value on the MGAB Date from your MGAB Base**. The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed Interest Allocations, if any.

3) **Any positive difference is your MGAB**. If there is a MGAB, we will automatically credit it on the MGAB Date to the subaccounts in which you are invested pro-rata based on the proportion of your contract value in the subaccounts on that date. If you do not have an investment in any subaccount on the MGAB Date, we will allocate the MGAB to the ING Liquid Assets Portfolio on your behalf. After we credit the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

Examples of the Impact of Transfers between Subaccounts within Three Years of the MGAB Date.

Example #1:   A transfer of $5,000 from Subaccount 1 to Subaccount 2 occurring within three years of the MGAB Date.

	Subaccount 1		Subaccount 2		Total	
	Contract Value	MGAB Base	Contract Value	MGAB Base	Contract Value	MGAB Base
Before Transfer	15,000	10,000	8,000	10,000	23,000	20,000
After Transfer	10,000	6,667	13,000	10,000	23,000	16,667

Example #2:   A transfer of $5,000 from Subaccount 2 to Subaccount 1 occurring within three years of the MGAB Date.

	Subaccount 1		Subaccount 2		Total	
	Contract Value	MGAB Base	Contract Value	MGAB Base	Contract Value	MGAB Base
Before Transfer	15,000	10,000	8,000	10,000	23,000	20,000
After Transfer	20,000	10,000	3,000	3,750	23,000	13,750

Purchase. The MGAB rider is no longer available for purchase. To purchase the MGAB rider, you must have been age 80 or younger on the rider date. The waiting period must end at or before your annuity start date. The MGAB rider must have been purchased (i) on the contract date, and (ii) within 30 days following the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company could, in its discretion allow purchase of this rider beyond such date.

The MGAB Charge Base. The MGAB Charge Base is the total of premiums and premium credits, if applicable, added during the two-year period commencing on the rider date if you purchase the rider on the contract date, or your contract value on the rider date plus premiums and premium credits, if applicable, added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, and reduced pro-rata for transfers made during the three year period before the MGAB Date. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred.

The MGAB Date. The MGAB Date is the date the MGAB rider becomes effective. If you purchased the MGAB rider on the contract date or added the MGAB rider within 30 days following the contract date, the MGAB Date is your 10th contract anniversary. If you added the MGAB rider during the 30-day period preceding your first contract anniversary after the date of this prospectus, your MGAB Date will be the first contract anniversary occurring after 10 years after the rider date. The MGAB rider is not available if the MGAB Date would fall beyond the latest annuity start date.

Notification. We will report any crediting of the MGAB in your first quarterly statement following the MGAB Date.

No Cancellation. Once you purchase the MGAB rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, which also automatically cancels the MGAB rider. Once the Contract continues beyond the free look period, you may not cancel the MGAB rider.

Termination. The MGAB rider is a "living benefit," which means the guaranteed benefit offered by the rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGAB rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGAB rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death), including addition of a joint owner.

Minimum Guaranteed Income Benefit Rider (the "MGIB Rider"). The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. Please note that if you elect the MGIB rider, you may not allocate contract value to the Fixed Interest Division. No loans are permitted on Contracts with the MGIB rider. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the five contract years after you purchase the rider, the MGIB Rate (as defined below), the adjustment for Special Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Investing in Special Funds may limit the MGIB benefit because for purposes of determining the MGIB Benefit Base, Special Funds allocations are not subject to accumulation at the MGIB Rate, and withdrawals and transfers from Special Funds are not dollar-for-dollar, but pro-rata, meaning the MGIB Benefit Base may be reduced by the same proportion that contract value allocated to Special Funds is reduced. For Contracts with the MGIB rider purchased on and after September 4, 2007, the minimum guaranteed amount will also include any eligible premium credits.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, you must have been age 75 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date to purchase the MGIB rider. Before April 28, 2008, the maximum age was 79. Some broker dealers may limit availability of the rider to younger ages. The MGIB rider must have been purchased on the contract date. Previously, the Company in its discretion could allow the purchase of this rider after the contract date. **There is a ten-year waiting period before you can annuitize under the MGIB rider.** If you purchased this rider prior to August 21, 2006, the features and benefits of your rider may differ from those described below, please refer to your contract for more details.

The MGIB Date. The MGIB Date is the date on which you may exercise your right to begin receiving annuity income payments pursuant to the MGIB Rider. The MGIB Date always coincides with your Contract's anniversary date. You may not exercise your right to begin receiving annuity income payments pursuant to the MGIB Rider until the MGIB Date that is at least ten years after the rider date.

Charges. The charge we deduct under the MGIB Rider is 0.75% of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in "Determining the MGIB Annuity Income," below. The MGIB rider automatically terminates if the contract value is insufficient to pay the charge for the MGIB rider.

How the MGIB Rider Works. Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1) your annuity income based on your contract value on the MGIB Date applied to the guaranteed income factors specified in your Contract for the annuity option you selected;

2) your annuity income based on your contract value on the MGIB Date applied to the then-current income factors in effect for the annuity option you selected; or

3) the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any premium tax recovery that would otherwise apply at annuitization.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base (greater of the Rollup and Ratchet Bases) is sufficiently in excess of the contract value to offset the additional conservatism reflected in the rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the rider. Please see Appendix E — Examples of Minimum Guaranteed Income Benefit Calculation.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Base (as defined below).

The MGIB Benefit Base is tracked separately for Covered and Special Funds, based on initial allocation of premium and any premium credit, if applicable. Contract value (not eligible premium) is used as the initial value if the rider is added after the contract date. The MGIB Benefit Base also will include subsequent eligible premiums, if any, which are premiums and related premium credits paid within five years of purchasing the MGIB rider. (Premiums and related premium credits paid after the rider date are excluded.) The following investment options are designated as Special Funds for purposes of calculating the MGIB Benefit Base: the ING Liquid Assets Portfolio. The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations, effective April 30, 2007. For more information about Covered Funds and Special Funds, please see "The Trust and Funds - Covered Funds and Special Funds."

Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract annuity start date without extending the MGIB Date.

Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base.

a) Calculation of MGIB Rollup Base

The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), and (b) where:

(a) is the MGIB Rollup Base for Covered Funds;
(b) is the MGIB Rollup Base for Special Funds;

The Maximum MGIB Base applicable to the MGIB Rollup Base is 250% of eligible premiums (including any related premium credits), adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by Fund category.

The MGIB Rate. Calculation of the MGIB Rollup Base will be impacted by the MGIB Rate. The MGIB Rate is an annual effective rate at which the eligible premiums (including any related premium credits) accumulate, which is currently 6%. As noted below, eligible premiums (including any related premium credits) accumulate at the MGIB Rate only up until the oldest contract owner reaches age 80 or the MGIB Rollup Base reaches the Maximum MGIB Base, and only to the extent that premiums are invested in Covered Funds.

For example, assume a contract was issued on September 4, 2007 with an initial premium of $10,000, and the issue age of the contract owner was age 60, with an MGIB Date of September 4, 2017. Assuming 100% of the premium was allocated to Covered Funds, the MGIB Rollup Base would be $17,908 on the MGIB Date, the result of the $10,000 initial premium multiplied by the 6% MGIB Rate annually for the 10-year period between the issue date and the MGIB Date.

For Contracts with the MGIB rider purchased before May 1, 2009, the MGIB Rate is 7%.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums (including any related premium credits), allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter. The MGIB Rate is currently 6% (7% for Contracts with the MGIB rider purchased before May 1, 2009). The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums (including any related premium credits), allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e., Covered or Special) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. This means that the MGIB Rollup Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered and Special Funds, when you make transfers between Covered and Special Funds, there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special Funds will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

For example, assume the MGIB Rollup Base for Covered Funds prior to a transfer from Covered Funds was $12,000 at a time that the contract value in Covered Funds was $10,000. If the contract owner transferred 25% of this $10,000 ($2,500) from the contract value in the Covered Funds, it would result in a 25% decrease in the MGIB Rollup Base for Covered Funds, or $3,000 ($12,000 * 25%), which is $500 more than the amount actually transferred from the Covered Funds.

b)   Calculation of MGIB Ratchet Base

The MGIB Ratchet Base for Covered Funds and Special Funds equals:

- on the rider date, eligible premiums (including any related premium credits) or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

- on each contract anniversary prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

  1) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

  2) the MGIB Ratchet Base for Covered Funds and Special Funds from the prior contract anniversary, adjusted for any new eligible premiums (including any related premium credits), withdrawals attributable to Covered Funds or Special Funds, and transfers.

     For Contracts with the MGIB rider purchased before February 2, 2009, the MGIB Ratchet Base for Covered and Special Funds is recalculated on each "quarterly anniversary date" prior to attainment of age 90. A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of the month.

     Whenever the date falls on a weekend or holiday, we will use the value as of the subsequent business day.

- at other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the MGIB Ratchet Base from the prior contract anniversary (quarterly anniversary date for Contracts with the MGIB rider purchased before February 2, 2009), adjusted for subsequent eligible premiums (including any related premium credits), withdrawals attributable to Covered Funds or Special Funds, and transfers.

Withdrawals reduce the MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e., Covered Funds and Special Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. This means that the MGIB Ratchet Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds and Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge), the MGIB Ratchet Base allocated to Covered Funds is also reduced by 25% (rather than the amount of the withdrawal).

2) **Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options

The following are the MGIB Income Options available under the MGIB Rider:

(i) If MGIB Benefit exercised at ages 10-73:
Income for Life (Single Life or Joint with 100% Survivor) with no more than a 10 year certain fixed period.

(ii) If MGIB Benefit exercised at ages 74-89:
Income for Life (Single Life or Joint with 100% Survivor) with no more than a six year certain period.

(iii) Any other income plan offered by the Company in conjunction with the MGIB rider on the MGIB Date.

For Contracts with the MGIB rider purchased before September 4, 2007, the exercise ranges were 10 to 74 and 75 to 89. Also, the period certain was seven years instead of six if the MGIB rider is to be exercised during the later age range.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the Rider. This option may only be exercised in the 30-day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The Contract Value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize under the Contract without regard to the rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and rider values.

Investment Option Restrictions. For Contracts with the MGIB rider purchased **on and after September 4, 2007**, there is an asset allocation requirement. We require that your contract value be allocated in accordance with certain limitations in order to mitigate the insurance risk inherent in our guarantee to provide you with a guaranteed minimum amount of annuity income if you annuitize on the MGIB Date (subject to the terms and conditions of the MGIB rider). There are Accepted Funds, Fixed Allocation Funds and Other Funds for purposes of this asset allocation requirement. **We are not currently applying this asset allocation requirement to the MGIB rider.**

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days written notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING U.S. Bond Index Portfolio
ING Intermediate Bond Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than the Accepted Funds or Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than a percentage of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any MGIB Rebalancing Date (as defined below), then we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation Fund percentage is zero – we are not currently imposing these asset allocation requirements. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Funds and Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each annual contract anniversary and after any one of the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, then Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G - Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

Relationship of Accepted Funds, Other Funds and Fixed Allocation Funds to Special Funds, Covered Funds and Restricted Funds. In general, Special Funds, Covered Funds and Restricted Funds impact the value of certain benefits available under living benefit riders, while Accepted Funds and Other Funds relate to the asset allocation requirements required under the living benefit riders. Fixed Allocation Funds Automatic Rebalancing and its fund designations (Accepted Funds, Fixed Allocation Funds and Other Funds) are in addition to the designations for purposes of calculating the MGIB Benefit Base (Covered Funds and Special Funds). Please see "The Trusts and Funds – Covered Funds and Special Funds" and "The Trusts and Funds – Restricted Funds." Because of this, your ability to allocate your entire contract value to all Covered Funds for purposes of calculating the MGIB Benefit Base is subject to Fixed Allocation Funds Automatic Rebalancing. In the event you allocate contract value to Covered Funds for the purposes of calculating the MGIB Benefit Base that are considered Other Funds for purposes of the above asset allocation requirements, you will be required to satisfy the asset allocation requirements of Fixed Allocation Funds Automatic Rebalancing. However, we are not currently imposing these asset allocation requirements.

In the event an investment option was designated a Restricted Fund, any allocations to a specific investment option would be further limited to the investment limitations of these funds. Please see "The Trusts and Funds – Restricted Funds." Currently, no investment options are designated as a Restricted Fund.

It is possible for an investment option to have two different designations: An Accepted Fund for purposes of Fixed Allocation Funds Automatic Rebalancing may also be a Special Fund for purposes of calculating the MGIB Rollup Base. While Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing, and so your allocation to that investment option as an Accepted Fund would not be subject to Fixed Allocation Funds Automatic Rebalancing, the MGIB Rollup Base is impacted as a consequence in as much as your allocation to that investment division as a Special Fund would not accumulate at the MGIB Rate of 6% per year (7% for Contracts with the MGIB rider purchased before May 1, 2009). Therefore, if we were currently imposing the asset allocation requirements, and a contract owner wished to avoid this result, he or she could allocate among the remaining Accepted Funds, as well as among the remaining Other Funds that are not designated as Special Funds (subject to Fixed Allocation Funds Automatic Rebalancing).

No Cancellation. Once you purchase the MGIB rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the MGIB rider. Once the Contract continues beyond the free look period, you may not cancel the MGIB rider.

Termination. The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase;

- do not have contract value that is sufficient to pay the charge for the MGIB rider; or

- die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

Change of Owner or Annuitant. The MGIB rider will also terminate upon a change of ownership, including adding a joint owner. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization, in which case a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Base is unaffected and continues to accumulate.

In addition to spousal continuation, the following transactions are not considered a change of ownership for purposes of termination of the MGIB rider:

1) Transfers from custodian to custodian;

2) Transfers from a custodian for the benefit of an individual to that same individual;

3) Transfers from an individual to a custodian for the benefit of the same individual;

4) Collateral assignments;

5) Transfers from trust to trust where the contract owner and the grantor of the trust is the same individual;

6) Transfers from an individual to a trust where the contract owner and the grantor of the trust is the same individual; or

7) Transfers from a trust to an individual where the contract owner and the grantor of the trust is the same individual.

Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

> **Important Note:** The below information pertains to the ING LifePay Plus rider which was available for sale from January 28, 2008 through March 15, 2010. Please see Appendix H if you purchased ING LifePay, the prior form of this rider.

Purchase. Beginning on and after January 28, 2008, you may elect to purchase the ING LifePay Plus rider. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. The ING LifePay Plus rider is subject to broker/dealer availability. The ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that with the ING LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time**.

The ING LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. Or if your Contract met the above eligibility date and had the ING LifePay rider, you could upgrade to the ING LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact the Customer Service Center for more information.

Rider Date. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or

2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

How the ING LifePay Plus Rider Works. The ING LifePay Plus rider has both phases and statuses. Through the lifetime of the ING LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your Contract's annuity start date. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or annuity payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your Contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old your annuitant is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the MGWB Base is exhausted. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the Contract and the ING LifePay Plus rider will terminate without value. While the Withdrawal Phase of your rider may begin in Guaranteed Withdrawal Status, your rider may not enter Automatic Periodic Benefit Status

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF you contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the Contract and the ING LifePay Plus rider will terminate without value.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay Plus rider on the Contract date, the initial ING LifePay Plus Base is equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract).

2) If you purchased the ING LifePay Plus rider after the Contract date, the initial ING LifePay Plus Base is equal to the Contract value on the effective date of the rider (excluding any premium credits applied during the preceding 36 months).

During the Growth Phase, the ING LifePay Plus Base is increased dollar-for-dollar by any premiums received, excluding any applicable premium credits ("eligible premiums"). In addition, on each contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation). This is referred to as the annual "ratchet."

If this rider was purchased before February 2, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries ONLY after the Annuitant has reached age 59½, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation); and

- During the Growth Phase, the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up." (Any premium credits applied are excluded from the eligible premiums with a step-up.) If this rider was purchased before February 2, 2009, the annual step-up is 7%.

Please note that there are no partial step-ups. Step-ups are **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date, SO LONG AS the Annuitant is at least age 59½.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add LifePay Plus on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009, assuming the Annuitant is age 59½.

This rider has no cash value. You cannot surrender the Contract for the ING LifePay Plus Base. The ING LifePay Plus Base is not available to annuitize.

Currently, any additional premiums paid during the Withdrawal Phase are eligible premiums for purposes of determining the ING LifePay Plus Base and the Maximum Annual Withdrawal. If this rider was purchased before February 2, 2009, any additional premiums paid during the Withdrawal Phase are not eligible premiums, but do increase the Contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the annuitant is age 59½. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. Withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;

3) the date annuity payments begin (see "The Income Phase");

4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the Contract;

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your spouse beneficiary elects to continue the Contract; or

8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note that with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less, due to your withdrawals (and reduction of the ING LifePay Plus Base as a result) while the rider was in the Guaranteed Withdrawal Status. See Appendix F, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING LifePay Plus Base will **not** thereafter be automatically reset – to the then current Contract value (excluding any premium credits applied during the 36 months preceding the calculation) if the contract value is higher – as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING LifePay Plus Reset" below.

If you decline the automatic reset, your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the Contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the Contract value to zero, please see "Automatic Periodic Benefit Status" below.

Please see below for more information about each of this rider's four different statuses.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, SO LONG AS the quarterly contract anniversary has passed on which or after the annuitant is age 59½. Or for Contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the date annuity payments begin (see "The Income Phase");

2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the Contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the Contract will provide no further benefits (including death benefits). Otherwise, if Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the Contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING LifePay Plus rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
0-64*	4%*
65-75	5%
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

If this rider was purchased before February 2, 2009, the Maximum Annual Withdrawal Percentages are:

Annuitant Age	Maximum Annual Withdrawal Percentage
0-75*	5%*
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in any Contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any Contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a Contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable premium credit deduction (recapture) or surrender charges are not included in determining whether the total amount of your withdrawals in a Contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any premium credit deduction and surrender charges. See Appendix F, Illustrations 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING LifePay Plus rider and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceed the Maximum Annual Withdrawal for a specific Contract year will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix F, Illustrations 3 and 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current Contract value (excluding any premium credits applied during the 36 months preceding the calculation), if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

If this rider was purchased before February 2, 2009, the ING LifePay Plus Base and Maximum Annul Withdrawal is reset on each quarterly contract anniversary.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING LifePay Plus Base will **not** thereafter be reset, and the Maximum Annual Withdrawal will also **not** be recalculated; no further resets will be available.

Investment Option Restrictions. While this rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
On or after February 2, 2009	30%
Before February 2, 2009	20%

See "Fixed Allocation Funds Automatic Rebalancing," below for more information. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING U.S. Bond Index Portfolio
ING Intermediate Bond Portfolio	

You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the specified percentage of the total Contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed

Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current Contract value;

3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;

4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;

5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;

6) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and

7) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly Contract anniversary that the date the rider is continued:

   (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.

(b)   If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider.

4)   The rider charges will restart on the quarter Contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1)   spousal continuation as described above;

2)   change of owner from one custodian to another custodian;

3)   change of owner from a custodian for the benefit of an individual to the same individual;

4)   change of owner from an individual to a custodian for the benefit of the same individual;

5)   collateral assignments;

6)   change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7)   change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8)   change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your Contract value is zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix F for examples.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

> **Important Note:** The Below information pertains to the ING Joint LifePay Plus rider which was available for sale from January 28, 2008 through March 15, 2010. Please see Appendix H if you purchased ING Joint LifePay, the prior form of this rider.

Purchase. Beginning on and after January 28, 2008, you may elect to purchase the ING Joint LifePay Plus rider. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below. The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. The ING Joint LifePay Plus rider is subject to broker/dealer availability. The ING Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that with the ING Joint LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time.**

The ING Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. Or if your Contract met the above eligibility date and had the ING Joint LifePay rider, you could upgrade to the ING Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact our Customer Service Center for more information.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

> **Nonqualified Contracts**. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

> **IRAs**. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

> **Custodial IRAs**. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the Contract; c) start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider;

2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or

3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has both phases and statuses. Through the lifetime of the ING Joint LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your Contract's annuity start date. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING Joint LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or annuity payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your Contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old the youngest active spouse is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the ING Joint LifePay Plus Base is exhausted. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the Contract and the ING Joint LifePay Plus rider will terminate without value. While the Withdrawal Phase of your rider may begin in Guaranteed Withdrawal Status, your rider may not enter Automatic Periodic Benefit Status.

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF you contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the Contract and the ING Joint LifePay Plus rider will terminate without value.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium (excluding any premium credit available with your Contract).

2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider (excluding any premium credits applied during the preceding 36 months).

During the Growth Phase, the ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received, excluding any applicable premium credits ("eligible premiums"). In addition, on each contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation). This is referred to as the annual "ratchet."

If this rider was purchased before February 2, 2009, the ING Joint LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). This is referred to as a quarterly "ratchet."

Also, on each of the first five contract anniversaries ONLY after the youngest active spouse reaches age 65, the ING Joint LifePay Plus Base is recalculated as the greatest of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation); and
- During the Growth Phase, the ING Joint LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up." (Any premium credits applied are excluded from the eligible premiums with a step-up.) If this rider was purchased before February 2, 2009, the annual step-up is 7%.

Please note that there are no partial step-ups. Step-ups are **not** pro-rated. So for existing Contracts to which this rider is added (a post Contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider date, SO LONG AS the youngest active spouse is at least age 65.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add Joint LifePay Plus on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009, assuming the youngest active spouse is age 65.

This rider has no cash value. You cannot surrender the Contract for the ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is not available to annuitize.

Currently, any additional premiums paid during the Withdrawal Phase are eligible premiums for purposes of determining the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal. If this rider was purchased before February 2, 2009, any additional premiums paid during the Withdrawal Phase are not eligible premiums, but do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the youngest active spouse is age 65. While the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar. Withdrawals while the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;

3) the date annuity payments begin (see "The Income Phase");

4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the Contract;

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your spouse beneficiary elects to continue the Contract; or

8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less due to your withdrawals (and reduction of the ING Joint LifePay Plus Base as a result) while the rider was in Guaranteed Withdrawal Status. See Appendix F, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING Joint LifePay Plus will **not** thereafter be automatically reset – to the then current contract value (excluding any premium credits applied during the 36 months preceding the calculation) if the contract value is higher – as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING Joint LifePay Plus Reset" below.

If you decline the automatic reset, your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the Contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Automatic Periodic Benefit Status," below.

Please see below for more information about each of this rider's four different statuses.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, SO LONG AS the quarterly contract anniversary has passed on which or after the youngest active spouse is age 65. Or for Contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the date annuity payments begin (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your active spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the Contract will provide no further benefits (including death benefits). Otherwise, if contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the Contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay Plus rider may differ depending on whether you are in the Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the contract value and 2) the ING Joint LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0-64*	4%*
65-75	5%
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to 4% will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

If this rider was purchased before February 2, 2009, the Maximum Annual Withdrawal Percentages are:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0-75*	5%*
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING Joint LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable premium credit deduction (recapture) or surrender charges are not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any premium credit deduction and surrender charges. See Appendix FI, Illustrations 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year – without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and is recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any remaining amount will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix F, Illustrations 3 and 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING Joint LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic payments pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1)   the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2)   no further premium payments will be accepted; and

3)   any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic payments pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current Contract value (excluding any premium credits applied during the 36 months preceding the calculation), if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

If this rider was purchased before February 2, 2009, the ING Joint LifePay Plus Base and Maximum Annual Withdrawal is reset on each quarterly contract anniversary.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING Joint LifePay Plus Base will **not** thereafter be reset, and the Maximum Annual Withdrawal will also **not** be recalculated; no further resets will be available.

Investment Option Restrictions. While this rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
On or After February 2, 2009	30%
Before February 2, 2009	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING U.S. Bond Index Portfolio
ING Intermediate Bond Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the ING Joint LifePay Plus Base will be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated as the Maximum Annual Withdrawal percentage multiplied by the new ING Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, the amount of your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your contract value is zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix F for examples.

Loans. No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit

WITHDRAWALS

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year. Under Option Package III, any unused percentage of the 10% Free

Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the Free Withdrawal Amount at any time exceed 30% of contract value. Please see Appendix D, Surrender Charge for Excess Withdrawals Example.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

Your withdrawals under the ING LifePay Plus or ING Joint LifePay Plus riders will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments to which you may be entitled under these optional riders will not be subject to surrender charges.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So, in this event, you would either need to take your withdrawal from the Restricted Funds or pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional rider is in effect. Withdrawals may be subject to taxation and tax penalties. Other than the surrender charge, there is no separate charge for electing any of the withdrawal options.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. If the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will contact you and seek alternative instructions. Unless you provide alternative instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any surrender charges. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will apply the surrender charge directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in

systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after he Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your Contract Date for your desired frequency.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase payment start date. Please note that if you elect one of the living benefit riders, you may not allocate contract value to the Fixed Interest Allocations. Transfers to a GET Fund series may only be made during the offering period for that GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. Eastern Time or the close of regular trading on the New York Stock Exchange will be effected on the next business day. Separate Account NY-B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers.

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the Contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice

Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging (DCA) program through either the ING Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program. Transfers made pursuant to a dollar cost averaging program do not count toward the 12-transfer limit on free transfers. There is no additional charge for the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Trust and Funds – Restricted Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

The GET Fund may not be included in a dollar cost averaging program. We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time. Transfers made pursuant to a dollar cost averaging program do not count toward the 12-transfer limit on free transfers.

Automatic Rebalancing
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account NY-B, you may elect to have your investments in the subaccounts automatically rebalanced. You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "Trust and Funds – Restricted Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. Amounts allocated to the GET Fund will not be affected by automatic rebalancing. There is no additional charge for this feature.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Interest Division. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase
During the accumulation phase, a death benefit is payable when either the contract owner or the first of joint owners (under Option Package I only) or the annuitant (when a contract owner is not an individual) dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the option package you have chosen. The death benefit value is calculated as of the claim date (the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center). If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum, applied to any of the income phase payment options or, if available, paid over the beneficiary's life expectancy. (See "Systematic Withdrawals" above.) A beneficiary's right to elect an income phase payment option or receive a lump sum payment may have been restricted by a contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an income phase payment option, we will make a single sum distribution. Unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Federal Tax Considerations – Required Distributions upon Death." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying our Customer Service Center.

You may select one of the option packages described below which will determine the death benefit payable. Option Packages II and III are not available where the Contract is held by joint owners. A change in ownership of the Contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Owner:	The greatest of: (1) the Standard Death Benefit*; (2) the contract value*; or (3) return of premium.	The greatest of: (1) the Standard Death Benefit*; (2) the contract value*; (3) return of premium; or (4) the Annual Ratchet death benefit*.	The greatest of: (1) the Standard Death Benefit*; (2) the contract value*; (3) return of premium; or (4) the Annual Ratchet death benefit*.

 * less any premium credits added after or within 12 months prior to death.

Return of premium equals premiums paid, excluding any premium credits, reduced pro-rata for withdrawals.

The **Standard Death Benefit** equals total premium payments plus premium credits reduced pro-rata for withdrawals.

The **Annual Ratchet Enhanced Death Benefit** equals the maximum contract value on each contract anniversary occurring on or prior to attainment of age 90, adjusted for new premiums and premium credits and reduced pro-rata for withdrawals. On the contract date, the Annual Ratchet Enhanced Death Benefit equals the initial premium plus any premium credit.

The pro-rata withdrawal adjustment to the guaranteed death benefit amount under Option Package I, II or III is equal to (1) divided by (2), with the result multiplied by (3) where:

(1)   is the Contract Value withdrawn;
(2)   is the Contract Value immediately prior to the withdrawal; and
(3)   is the amount of the applicable death benefit immediately prior to the withdrawal.

The reduction in the guaranteed death benefit may be greater than the amount withdrawn. Any premium credit added after or within 12 months prior to the date of death is forfeited, and is not included in the Contract Value for purposes of calculating the Standard Death Benefit or the Annual Ratchet Enhanced Death Benefit.

Transfers Between Option Packages. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted: 1) after you attain age 80; or 2) if the Contract is owned by joint owners. A change of owner may cause an option package transfer on other than a contract anniversary. If you transfer from Option I to Option II or III, the Annual Ratchet Death Benefit will equal the contract value on the effective date of the transfer.

	Transfers to Option Package I		Transfers to Option Packages II or III	
Minimum Contract Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

Death Benefit During the Income Phase
If any contract owner or the annuitant dies during the income phase, we will pay the beneficiary any certain benefit remaining under the income phase payment option in effect at the time.

Continuation after Death — Spouse
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. If death occurs during the first contract year, the premium credit will not be forfeited upon spousal continuation, and the premium credit option charge will continue for the remainder of the seven-year period. The premium credit will be subject to recapture upon surrender of the Contract or partial withdrawal, in accordance with the premium credit forfeiture schedule. Subsequent premium payments made by the continuing spouse during the first contract year will be subject to the premium credit option charge and the premium credit forfeiture schedule. See "The Annuity Contract – Additional Credit to Premium."

If death occurs after the first contract year, the premium credit will not be forfeited upon spousal continuation, and the premium credit option charge will continue for the remainder of the seven year period. The premium credit will not be subject to forfeiture upon surrender of the Contract or partial withdrawals.

At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

Continuation after Death — Non Spouse
If the beneficiary or surviving joint owner is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Internal Revenue Code (the "Tax Code") apply. See next section, "Required Distributions upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

If death occurs within 12 months of a premium credit being applied, the premium credit will be forfeited and not included in the calculation of either the contract value, the Standard Death Benefit or the Annual Ratchet Enhanced Death Benefit.

The death benefit terminates upon continuation. At subsequent surrender, any surrender charge applicable to premium payments paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

Required Distributions Upon Contract Owner's Death
We will not allow any payment of benefits provided under a non-qualified Contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any owner of a non-qualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary calculated as described under "Death Benefit Choices" in this prospectus, will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's sole beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ReliaStar of NY will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

The death benefits under any of the Options will terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Premiums are not permitted after such date.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of ING LifePay Plus and ING Joint LifePay Plus Riders on Death Benefit
Please see "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider – Death of Owner or Annuitant" for information about the effect of the ING LifePay Plus rider on the death benefit under your Contract and a description of the impact of the owner's or annuitant's death on the ING LifePay Plus rider. Please see "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider – Death of Owner or Annuitant" for information about the effect of the ING Joint LifePay Plus rider on the death benefit under your Contract and a description of the impact of the owner's or annuitant's death on the ING Joint LifePay Plus rider.

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your Contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Betterment of Rates. If the payments under the Income Phase Payment Option that you elect would be lower than the payments that would be provided using the same value (greater of cash surrender value or 95% of contract value) under a single premium immediate annuity then offered by us, you will receive the larger payments under your payment option.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

- The first day of the month following the annuitant's 90th birthday; or
- The tenth anniversary of the last premium payment made to your Contract.

Income phase payments will not begin until you have selected an income phase payment option. If there are surrender charges remaining on the income phase payment start date, your income phase payment option must be either a life annuity or have a period certain of at least 10 years. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:

1) The life of the annuitant;

2) The joint lives of the annuitant and beneficiary;

3) A guaranteed period greater than the annuitant's life expectancy; or

4) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the Contract will not be considered an annuity for federal tax purposes.

See "Federal Tax Considerations" for further discussion of rules relating to income phase payments.

Charges Deducted

- If you elect a life income payment option, we make a daily deduction for mortality and expense risks equal to 1.25% of amounts invested in the subaccounts. If variable income phase payments are selected, we make a daily deduction for expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make a deduction from the subaccounts you select, even though we no longer assume mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "Fees and Expenses."

- An administrative expense charge of 0.15% applies during the income phase. We deduct this charge daily from the subaccounts corresponding to the funds you select. The charge applies during the entire income phase. See "Fees and Expenses."

- If the premium credit option was elected, the premium credit option charge of 0.50% continues during the income phase for the remainder of the seven year period from the addition of the premium credit. We deduct this charge daily from your contract value in both the subaccounts and the Fixed Interest Division. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless you elect otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations."

Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the Contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Option	
Life Income	**Length of Payments**: For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit—None**: All payments end upon the annuitant's death.
Life Income—Guaranteed Payments	**Length of Payments**: For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit—Payment to the Beneficiary**: If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.

Life Income—Two Lives	**Length of Payments**: For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.
	Continuing Payments: When you select this option you choose for:
	  a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or
	  b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.
	Death Benefit—None: All payments end upon the death of both annuitants.

Life Income—Two Lives—Guaranteed Payments	**Length of Payments**: For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments**: 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit—Payment to the Beneficiary**: If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income— Cash Refund Option (limited availability—fixed payments only)	**Length of Payments**: For as long as the annuitant lives. **Death Benefit—Payment to the Beneficiary**: Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income—Two Lives—Cash Refund Option (limited availability—fixed payments only)	**Length of Payments**: For as long as either annuitant lives. **Continuing Payments**: 100% of the payment to continue after the first death. **Death Benefit—Payment to the Beneficiary**: When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime—Guaranteed Payments	**Length of Payments**: You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit—Payment to the Beneficiary**: If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Lump-Sum Payment: If the "Nonlifetime—Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.	

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account NY-B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the seven permitted days, on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account NY-B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account NY-B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

Assigning the Contract as Collateral
You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look
You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Your state may require a longer free look period under certain circumstances. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, we exclude any premium credit and include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. We may, at our discretion, require that premiums designated for investment in the subaccounts as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount (currently, the ING Liquid Assets Portfolio) during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements
We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its

affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract, as well as of contracts issued by our affiliates, ING USA Annuity and Life Insurance Company and ING Life Insurance and Annuity Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

The following selling firms are affiliated with the Company and have entered into selling agreements with Directed Services LLC for the sale of our variable annuity contracts:

- ING Financial Advisers, LLC
- ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.5% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 7.5% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2010, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	Morgan Stanley Smith Barney LLC	14.	ING Financial Partners, Inc. CAREER
2.	LPL Financial Corporation	15.	Wells Fargo Investments LLC
3.	Merrill Lynch, Pierce, Fenner & Smith, Inc.	16.	Woodbury Financial Services Inc.
4.	ING Financial Partners Inc.	17.	Morgan Keegan and Company Inc.
5.	Wells Fargo Advisors, LLC	18.	Wells Fargo SEC, LLC
6.	UBS Financial Services Inc.	19.	First Allied Securities Inc.
7.	ING Financial Advisers, LLC	20.	Chase Investment SVCS Corp.
8.	Raymond James Financial Services Inc.	21.	Royal Alliance Associates Inc.
9.	Multi-Financial Securities Corporation	22.	SII Investments Inc.
10.	Wells Fargo Advisors, LLC (Bank Channel)	23.	Wells Fargo Advisors Financial Network, LLC
11.	National Planning Corporation	24.	Centaurus Financial Inc.
12.	Securities America Inc.	25.	PrimeVest Financial Services Inc.
13.	Financial Network Investment Corporation		

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights
We will vote the shares of a Trust owned by Separate Account NY-B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account NY-B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings thatinvolve Separate Account NY-B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

FEDERAL TAX CONSIDERATIONS

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

> Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
> Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
> This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
> We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;

Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;

Then, from any remaining "income on the contract;" and

Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½ , may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Pending the issuance of clarifying guidance, the application of this law change is unclear. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

After you begin receiving annuity payments under the Contract; or

Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed by August 31, 2015. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

Over the life of the designated beneficiary; or

Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General
    The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of

contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> a required minimum distribution under Tax Code Section 401(a)(9);
> a hardship withdrawal;
> otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

You have attained age 59½;

You have become disabled, as defined in the Tax Code;

You have died and the distribution is to your beneficiary;

You have separated from service with the sponsor at or after age 55;

The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

The distribution is made due to an IRS levy upon your plan;

The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or

The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or

You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

You have attained age 59½;

You have become disabled, as defined in the Tax Code;

You have died and the distribution is to your beneficiary;

The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

The distribution is made due to an IRS levy upon your plan; or

The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> A required minimum distribution under Tax Code section 401(a)(9);
> A hardship withdrawal;
> Otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

> Start date for distributions;
> The time period in which all amounts in your account(s) must be distributed; and
> Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated beneficiary; or
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed to the designated beneficiary by December 31, 2015. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

Tax Consequences of Living Benefits and Death Benefit

Living Benefits. Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under the ING LifePay Plus or ING LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the ING LifePay Plus or ING Joint LifePay Plus rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions.

Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company
We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271.

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PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NY-B, ING EMPIRE TRADITIONS VARIABLE ANNUITY 333-85618.

Please Print or Type:

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04/29/2011

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The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2010, including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2010 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2010, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ReliaStar Life Insurance Company of NY Separate Account NY-B available under the Contract for the indicated periods.

Separate Account Annual Charges of 1.05%

	2010	2009	2008	2007	2006	2005	2004	2003
COLUMBIA SMALL CAP VALUE FUND VS								
(Fund first available during April 2006)								
Value at beginning of period	$11.40	$9.22	$12.97	$13.46	$12.99			
Value at end of period	$14.27	$11.40	$9.22	$12.97	$13.46			
Number of accumulation units outstanding at end of period	0	0	0	222	222			
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$14.12	$10.53	$18.57	$16.00	$14.51	$12.57	$11.03	$10.00
Value at end of period	$16.33	$14.12	$10.53	$18.57	$16.00	$14.51	$12.57	$11.03
Number of accumulation units outstanding at end of period	6,508	9,160	11,829	13,703	14,467	10,615	10,696	5,194
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$10.08	$7.84	$13.85	$13.83	$11.65	$11.15	$10.13	$10.00
Value at end of period	$11.46	$10.08	$7.84	$13.85	$13.83	$11.65	$11.15	$10.13
Number of accumulation units outstanding at end of period	5,630	5,911	6,136	6,243	12,728	12,851	13,601	5,826
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$11.54	$8.93	$14.60	$14.13	$12.46	$11.95	$11.00	$10.00
Value at end of period	$12.66	$11.54	$8.93	$14.60	$14.13	$12.46	$11.95	$11.00
Number of accumulation units outstanding at end of period	8,766	8,855	8,887	9,060	8,448	9,861	8,407	144
ING AMERICAN FUNDS GROWTH PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$12.40	$9.04	$16.39	$14.82	$13.66	$11.94	$10.79	
Value at end of period	$14.49	$12.40	$9.04	$16.39	$14.82	$13.66	$11.94	
Number of accumulation units outstanding at end of period	10,215	10,459	10,818	10,920	10,653	11,813	12,165	
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$18.13	$12.87	$22.61	$19.14	$16.34	$13.66	$11.76	
Value at end of period	$19.14	$18.13	$12.87	$22.61	$19.14	$16.34	$13.66	
Number of accumulation units outstanding at end of period	435	586	671	699	723	844	983	

Empire Traditions

A1

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING ARTIO FOREIGN PORTFOLIO (Fund first available during June 2006)								
Value at beginning of period	$13.94	$11.71	$21.00	$18.22	$15.61			
Value at end of period	$14.73	$13.94	$11.71	$21.00	$18.22			
Number of accumulation units outstanding at end of period	0	0	0	64	64			
ING BALANCED PORTFOLIO								
Value at beginning of period	$9.14	$7.77	$10.95	$10.51				
Value at end of period	$10.29	$9.14	$7.77	$10.95				
Number of accumulation units outstanding at end of period	907	920	836	4,368				
ING BARON SMALL CAP GROWTH PORTFOLIO (Fund first available during August 2005)								
Value at beginning of period	$10.27	$7.68	$13.21	$12.58	$11.03	$11.00		
Value at end of period	$12.86	$10.27	$7.68	$13.21	$12.58	$11.03		
Number of accumulation units outstanding at end of period	71	259	381	406	430	455		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (Fund first available during May 2005)								
Value at beginning of period	$10.14	$7.87	$13.06	$12.36	$11.66	$10.92		
Value at end of period	$11.38	$10.14	$7.87	$13.06	$12.36	$11.66		
Number of accumulation units outstanding at end of period	1,883	1,885	1,886	1,886	1,888	1,889		
ING BLACKROCK LARGE CAP VALUE PORTFOLIO (Fund first available during April 2006)								
Value at beginning of period	$9.52	$8.53	$13.32	$12.91	$12.32			
Value at end of period	$10.46	$9.52	$8.53	$13.32	$12.91			
Number of accumulation units outstanding at end of period	0	0	0	844	844			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO (Funds were first received in this option during October 2009)								
Value at beginning of period	$9.84	$9.31						
Value at end of period	$11.51	$9.84						
Number of accumulation units outstanding at end of period	94	95						
ING CLARION REAL ESTATE PORTFOLIO (Fund first available during May 2004)								
Value at beginning of period	$14.61	$10.86	$17.86	$21.94	$16.11	$13.55		
Value at end of period	$18.50	$14.61	$10.86	$17.86	$21.94	$16.11		
Number of accumulation units outstanding at end of period	299	438	529	613	668	583		
ING COLUMBIA SMALL CAP VALUE PORTFOLIO (Funds were first received in this option during April 2009)								
Value at beginning of period	$8.27	$6.24						
Value at end of period	$10.25	$8.27						
Number of accumulation units outstanding at end of period	0	320						
ING FRANKLIN INCOME PORTFOLIO (Fund first available during December 2006)								
Value at beginning of period	$10.17	$9.27	$11.12	$10.95	$10.94			
Value at end of period	$11.37	$10.17	$7.79	$11.12	$10.95			
Number of accumulation units outstanding at end of period	381	1,238	0	1,690	1,878			
ING FRANKLIN MUTUAL SHARES PORTFOLIO (Funds were first received in this option during August 2007)								
Value at beginning of period	$9.18	$7.34	$11.92	$11.71				
Value at end of period	$10.14	$9.18	$7.34	$11.92				
Number of accumulation units outstanding at end of period	778	861	2,264	2,470				

A2

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$16.88	$12.41	$21.25	$16.12	$16.27			
Value at end of period	$20.32	$16.88	$12.41	$21.25	$16.12			
Number of accumulation units outstanding at end of period	1,380	1,529	1,531	243	177			
ING GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$7.88	$7.16						
Value at end of period	$8.88	$7.88						
Number of accumulation units outstanding at end of period	3,140	3,183						
ING INDEX PLUS LARGECAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$9.09	$7.47	$12.05	$11.63	$10.28	$9.88	$9.06	$10.00
Value at end of period	$10.22	$9.09	$7.47	$12.05	$11.63	$10.28	$9.88	$9.06
Number of accumulation units outstanding at end of period	7,767	8,407	9,181	13,755	14,665	15,902	17,336	2,261
ING INDEX PLUS MIDCAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$12.79	$9.83	$15.96	$15.33	$14.19	$12.94	$11.24	$10.00
Value at end of period	$15.39	$12.79	$9.83	$15.96	$15.33	$14.19	$12.94	$11.24
Number of accumulation units outstanding at end of period	1,445	1,950	3,194	4,643	4,910	5,208	5,699	2,393
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$12.52	$10.16	$15.48	$16.73	$14.90	$14.02	$11.64	$10.00
Value at end of period	$15.17	$12.52	$10.16	$15.48	$16.73	$14.90	$14.02	$11.64
Number of accumulation units outstanding at end of period	218	218	218	942	1,659	1,840	1,842	1,049
ING INTERMEDIATE BOND PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$10.82	$10.75	$10.87	$10.40	$10.00			
Value at end of period	$11.73	$10.82	$9.83	$10.87	$10.40			
Number of accumulation units outstanding at end of period	732	2,651	0	1,815	1,945			
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$7.67	$7.07						
Value at end of period	$8.17	$7.67						
Number of accumulation units outstanding at end of period	0	1,250						
ING JANUS CONTRARIAN PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$13.07	$9.68	$19.17	$16.03	$14.22			
Value at end of period	$14.74	$13.07	$9.68	$19.17	$16.03			
Number of accumulation units outstanding at end of period	1,711	2,096	2,098	2,549	406			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$20.74	$12.22	$25.34	$18.49	$16.05			
Value at end of period	$24.69	$20.74	$12.22	$25.34	$18.49			
Number of accumulation units outstanding at end of period	552	610	1,606	1,896	2,026			
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.82	$10.00
Value at end of period	$17.71	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.82
Number of accumulation units outstanding at end of period	1,731	1,823	1,121	1,834	1,980	2,059	1,643	1,642

A3

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$13.09	$10.39	$14.99	$15.41	$13.35	$13.01	$10.44	$10.00
Value at end of period	$16.41	$13.09	$10.39	$14.99	$15.41	$13.35	$13.01	$10.44
Number of accumulation units outstanding at end of period	750	793	960	1,170	2,451	2,307	1,799	185
ING LARGE CAP GROWTH PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$12.61	$8.95	$12.48	$11.30	$10.82	$10.54		
Value at end of period	$14.26	$12.61	$8.95	$12.48	$11.30	$10.82		
Number of accumulation units outstanding at end of period	1,063	1,063	1,063	1,063	1,063	1,062		
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$10.69	$8.18	$13.63	$14.04	$12.90	$11.63		
Value at end of period	$13.13	$10.69	$8.18	$13.63	$14.04	$12.90		
Number of accumulation units outstanding at end of period	574	574	575	575	575	575		
ING LIQUID ASSETS PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$18.22	$18.35	$18.10	$17.43	$16.99			
Value at end of period	$18.03	$18.22	$18.35	$18.10	$17.43			
Number of accumulation units outstanding at end of period	58,410	73,578	58,287	717	102			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Fund first available during September 2005)								
Value at beginning of period	$12.40	$9.10	$18.22	$15.27	$12.45	$11.23		
Value at end of period	$13.96	$12.40	$9.10	$18.22	$15.27	$12.45		
Number of accumulation units outstanding at end of period	1,009	1,019	1,219	1,819	2,008	1,435		
ING MFS TOTAL RETURN PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$26.16	$22.43	$29.19	$28.36	$25.61	$25.15	$22.87	$10.00
Value at end of period	$28.44	$26.16	$22.43	$29.19	$28.36	$25.61	$25.15	$22.87
Number of accumulation units outstanding at end of period	4,008	4,086	3,722	5,912	5,626	5,933	5,121	1,397
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Fund first available during May 2003)								
Value at beginning of period	$12.08	$8.75	$14.82	$14.05	$12.03	$10.06		
Value at end of period	$13.88	$12.08	$8.75	$14.82	$14.05	$12.03		
Number of accumulation units outstanding at end of period	2,048	2,192	3,548	3,746	3,925	4,136		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)								
(Fund first available during May 2003)								
Value at beginning of period	$13.79	$10.00	$16.97	$16.13	$13.86	$12.37	$10.87	$10.00
Value at end of period	$15.80	$13.79	$10.00	$16.97	$16.13	$13.86	$12.37	$10.87
Number of accumulation units outstanding at end of period	104	104	811	812	813	202	3,726	1,123
ING PIMCO HIGH YIELD PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$13.92	$9.42	$12.29	$12.07	$11.20	$10.85	$10.00	
Value at end of period	$15.74	$13.92	$9.42	$12.29	$12.07	$11.20	$10.85	
Number of accumulation units outstanding at end of period	2,073	2,074	2,074	5,386	6,722	6,615	6,112	
ING PIMCO TOTAL RETURN BOND PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$18.54	$16.38	$15.88	$14.73	$14.27	$14.07	$13.56	$10.00
Value at end of period	$19.76	$18.54	$16.38	$15.88	$14.73	$14.27	$14.07	$13.56
Number of accumulation units outstanding at end of period	9,120	7,844	6,600	8,528	8,574	8,560	8,679	2,680

A4

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT GROWTH PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.38	$9.22						
Value at end of period	$10.36	$9.38						
Number of accumulation units outstanding at end of period	1,020	1,021						
ING RETIREMENT MODERATE GROWTH PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.64	$9.50						
Value at end of period	$10.59	$9.64						
Number of accumulation units outstanding at end of period	22,867	23,734						
ING RETIREMENT MODERATE PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.87	$9.75						
Value at end of period	$10.70	$9.87						
Number of accumulation units outstanding at end of period	13,962	2,277						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$12.72	$10.85						
Value at end of period	$14.16	$12.72						
Number of accumulation units outstanding at end of period	2,735	3,157						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$8.22	$6.99						
Value at end of period	$9.11	$8.22						
Number of accumulation units outstanding at end of period	1,637	1,637						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$12.54	$10.65						
Value at end of period	$13.79	$12.54						
Number of accumulation units outstanding at end of period	261	965						
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$8.50	$8.32						
Value at end of period	$10.50	$8.50						
Number of accumulation units outstanding at end of period	79	80						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$8.74	$6.99	$10.06					
Value at end of period	$10.90	$8.74	$6.99					
Number of accumulation units outstanding at end of period	3,530	3,530	3,531					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$12.22	$9.27	$12.92	$12.51	$11.03	$10.79		
Value at end of period	$13.79	$12.22	$9.27	$12.92	$12.51	$11.03		
Number of accumulation units outstanding at end of period	1,355	1,548	1,473	414	438	463		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$10.91	$8.82	$13.86	$13.59	$11.53	$11.02		
Value at end of period	$12.40	$10.91	$8.82	$13.86	$13.59	$11.53		
Number of accumulation units outstanding at end of period	0	0	0	486	486	540		

Empire Traditions

A5

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Fund first available during May 2006)								
Value at beginning of period	$9.80	$7.51	$12.78	$11.21	$9.79			
Value at end of period	$10.53	$9.80	$7.51	$12.78	$11.21			
Number of accumulation units outstanding at end of period	821	821	1,869	1,870	1,871			
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$10.68	$10.23	$10.00					
Value at end of period	$11.19	$10.68	$10.23					
Number of accumulation units outstanding at end of period	601	663	62					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$10.55	$8.10	$13.65	$13.66	$12.08	$11.17		
Value at end of period	$11.79	$10.55	$8.10	$13.65	$13.66	$12.08		
Number of accumulation units outstanding at end of period	598	598	598	598	598	598		
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$11.19	$8.80	$14.00	$14.47	$12.62	$12.33	$10.67	$10.00
Value at end of period	$12.75	$11.19	$8.80	$14.00	$14.47	$12.62	$12.33	$10.67
Number of accumulation units outstanding at end of period	6,196	7,165	6,489	6,843	6,890	7,029	6,994	5,965
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$10.68	$8.81						
Value at end of period	$11.88	$10.68						
Number of accumulation units outstanding at end of period	1,499	567						
ING WELLS FARGO HEALTH CARE PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$11.01	$9.27	$13.13	$12.23	$10.85	$9.93	$8.61	
Value at end of period	$11.66	$11.01	$9.27	$13.13	$12.23	$10.85	$9.93	
Number of accumulation units outstanding at end of period	3,575	3,539	3,475	3,615	3,642	6,400	880	
PROFUND VP RISING RATES OPPORTUNITY								
(Fund first available during September 2003)								
Value at beginning of period	$6.19	$4.73	$7.70	$8.21	$7.54	$8.27	$8.75	
Value at end of period	$5.14	$6.19	$4.73	$7.70	$8.21	$7.54	$8.27	
Number of accumulation units outstanding at end of period	908	679	687	3,057	3,231	528	528	

Separate Account Annual Charges of 2.10%

	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$9.41	$7.95	$9.11				
Value at end of period	$10.11	$9.41	$7.95				
Number of accumulation units outstanding at end of period	2,613	3,273	2,087				
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.00	$9.05	$16.13	$14.04	$12.87	$11.27	$11.03
Value at end of period	$13.74	$12.00	$9.05	$16.13	$14.04	$12.87	$11.27
Number of accumulation units outstanding at end of period	4,642	4,919	5,528	5,426	2,689	925	138

A6

Empire Traditions

	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.32	$7.33	$13.10	$13.21	$11.25	$10.92	
Value at end of period	$10.49	$9.32	$7.33	$13.10	$13.21	$11.25	
Number of accumulation units outstanding at end of period	2,773	2,874	2,953	1,735	1,468	791	
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$9.65	$8.79	$10.01				
Value at end of period	$10.02	$9.65	$8.79				
Number of accumulation units outstanding at end of period	9,127	8,877	5,198				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$9.94	$7.78	$12.86	$12.57	$11.20	$10.86	$10.64
Value at end of period	$10.79	$9.94	$7.78	$12.86	$12.57	$11.20	$10.86
Number of accumulation units outstanding at end of period	14,779	16,185	12,582	9,576	4,148	959	143
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.06	$8.14	$14.93	$13.65	$12.71	$11.23	$10.90
Value at end of period	$12.78	$11.06	$8.14	$14.93	$13.65	$12.71	$11.23
Number of accumulation units outstanding at end of period	85,996	87,630	90,878	90,235	4,612	1,046	420
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$14.45	$10.37	$18.41	$15.75	$13.59	$11.59	
Value at end of period	$15.09	$14.45	$10.37	$18.41	$15.75	$13.59	
Number of accumulation units outstanding at end of period	8,400	7,563	7,898	8,465	4,059	885	
ING ARTIO FOREIGN PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$12.63	$10.73	$19.44	$17.05	$14.13		
Value at end of period	$13.21	$12.63	$10.73	$19.44	$17.05		
Number of accumulation units outstanding at end of period	7,509	4,928	5,688	4,038	618		
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$9.77	$7.38	$12.83	$12.36	$11.57		
Value at end of period	$12.10	$9.77	$7.38	$12.83	$12.36		
Number of accumulation units outstanding at end of period	2,512	3,093	3,615	2,189	548		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO							
(Funds were first received in this option during June 2009)							
Value at beginning of period	$10.53	$10.01					
Value at end of period	$10.88	$10.53					
Number of accumulation units outstanding at end of period	1,413	1,421					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.65	$7.57	$12.69	$13.12			
Value at end of period	$10.71	$9.65	$7.57	$12.69			
Number of accumulation units outstanding at end of period	3,940	4,093	4,010	771			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$9.67	$6.47	$9.99				
Value at end of period	$11.18	$9.67	$6.47				
Number of accumulation units outstanding at end of period	3,398	3,161	1,455				

Empire Traditions

	2010	2009	2008	2007	2006	2005	2004
ING CLARION GLOBAL REAL ESTATE PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$9.24	$7.08	$12.30	$14.45			
Value at end of period	$10.50	$9.24	$7.08	$12.30			
Number of accumulation units outstanding at end of period	3,776	3,831	4,154	1,411			
ING CLARION REAL ESTATE PORTFOLIO							
Value at beginning of period	$11.76	$8.84	$14.69	$18.25			
Value at end of period	$14.74	$11.76	$8.84	$14.69			
Number of accumulation units outstanding at end of period	485	536	551	545			
ING COLUMBIA SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$7.95	$6.51	$10.09	$10.68			
Value at end of period	$9.75	$7.95	$6.51	$10.09			
Number of accumulation units outstanding at end of period	916	964	939	967			
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$8.63	$6.70	$11.26	$11.31			
Value at end of period	$9.47	$8.63	$6.70	$11.26			
Number of accumulation units outstanding at end of period	8,564	8,374	8,370	3,580			
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$11.92	$8.75	$14.68	$14.13			
Value at end of period	$14.98	$11.92	$8.75	$14.68			
Number of accumulation units outstanding at end of period	1,682	1,791	1,718	2,576			
ING FRANKLIN INCOME PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.78	$7.57	$10.93	$11.46			
Value at end of period	$10.82	$9.78	$7.57	$10.93			
Number of accumulation units outstanding at end of period	2,028	976	267	15,862			
ING FRANKLIN MUTUAL SHARES PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$8.93	$7.21	$11.83	$12.53			
Value at end of period	$9.75	$8.93	$7.21	$11.83			
Number of accumulation units outstanding at end of period	1,015	1,063	1,686	1,785			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$7.68	$6.02	$9.56	$10.19			
Value at end of period	$8.33	$7.68	$6.02	$9.56			
Number of accumulation units outstanding at end of period	2,729	3,153	2,306	2,267			
ING GLOBAL RESOURCES PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$16.06	$11.93	$20.65	$15.83	$13.98		
Value at end of period	$19.12	$16.06	$11.93	$20.65	$15.83		
Number of accumulation units outstanding at end of period	2,717	4,702	3,225	1,360	449		
ING GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$7.71	$7.03					
Value at end of period	$8.59	$7.71					
Number of accumulation units outstanding at end of period	5,505	5,621					

A8

Empire Traditions

	2010	2009	2008	2007	2006	2005	2004
ING HANG SENG INDEX PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$12.90	$13.22					
Value at end of period	$13.58	$12.90					
Number of accumulation units outstanding at end of period	230	231					
ING INDEX PLUS LARGECAP PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$9.55	$7.93	$12.94	$12.62	$11.65		
Value at end of period	$10.62	$9.55	$7.93	$12.94	$12.62		
Number of accumulation units outstanding at end of period	74	75	75	75	75		
ING INDEX PLUS MIDCAP PORTFOLIO							
Value at beginning of period	$10.68	$8.30	$13.61	$13.21			
Value at end of period	$12.71	$10.68	$8.30	$13.61			
Number of accumulation units outstanding at end of period	1,079	1,188	1,197	1,368			
ING INDEX PLUS SMALLCAP PORTFOLIO							
Value at beginning of period	$9.90	$8.13	$12.51	$13.67			
Value at end of period	$11.88	$9.90	$8.13	$12.51			
Number of accumulation units outstanding at end of period	670	671	672	68			
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$10.29	$9.45	$10.57	$10.18			
Value at end of period	$11.04	$10.29	$9.45	$10.57			
Number of accumulation units outstanding at end of period	3,972	4,304	4,170	2,491			
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$7.53	$5.71					
Value at end of period	$7.93	$7.53					
Number of accumulation units outstanding at end of period	158	152					
ING JANUS CONTRARIAN PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$12.78	$9.56	$19.15	$16.18	$14.03		
Value at end of period	$14.26	$12.78	$9.56	$19.15	$16.18		
Number of accumulation units outstanding at end of period	579	581	1,109	251	452		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$19.73	$11.75	$24.62	$18.16	$14.54		
Value at end of period	$23.23	$19.73	$11.75	$24.62	$18.16		
Number of accumulation units outstanding at end of period	2,051	2,108	2,235	2,483	449		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.27	$9.04	$13.19	$13.70	$12.00	$11.49	
Value at end of period	$13.99	$11.27	$9.04	$13.19	$13.70	$12.00	
Number of accumulation units outstanding at end of period	4,997	5,373	5,335	4,846	3,681	1,562	
ING LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during March 2010)							
Value at beginning of period	$13.08						
Value at end of period	$14.32						
Number of accumulation units outstanding at end of period	249						

Empire Traditions

A9

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$9.53	$7.37	$12.42	$13.66			
Value at end of period	$11.58	$9.53	$7.37	$12.42			
Number of accumulation units outstanding at end of period	369	399	394	380			
ING LIQUID ASSETS PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.41	$10.60	$10.61				
Value at end of period	$10.19	$10.41	$10.60				
Number of accumulation units outstanding at end of period	1,354	2,840	19,925				
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during September 2007)							
Value at beginning of period	$10.29	$8.15	$13.95	$13.99			
Value at end of period	$12.08	$10.29	$8.15	$13.95			
Number of accumulation units outstanding at end of period	263	363	367	371			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$11.79	$8.75	$15.14				
Value at end of period	$13.14	$11.79	$8.75				
Number of accumulation units outstanding at end of period	230	243	892				
ING MFS TOTAL RETURN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.58	$9.17	$12.06	$11.84	$10.81	$10.70	
Value at end of period	$11.38	$10.58	$9.17	$12.06	$11.84	$10.81	
Number of accumulation units outstanding at end of period	7,456	7,162	4,896	2,391	2,040	1,148	
ING MFS UTILITIES PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$14.36	$11.05	$18.11	$14.53	$11.73		
Value at end of period	$15.98	$14.36	$11.05	$18.11	$14.53		
Number of accumulation units outstanding at end of period	2,919	2,850	3,369	2,890	535		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)							
(Fund first available during May 2003)							
Value at beginning of period	$12.31	$9.02	$15.49	$14.88	$12.92	$11.75	
Value at end of period	$13.96	$12.31	$9.02	$15.49	$14.88	$12.92	
Number of accumulation units outstanding at end of period	4,560	4,851	4,534	4,291	1,968	813	
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$12.76	$8.72	$11.50	$11.79			
Value at end of period	$14.27	$12.76	$8.72	$11.50			
Number of accumulation units outstanding at end of period	708	905	961	1,827			
ING PIMCO TOTAL RETURN BOND PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$12.64	$11.29	$11.06	$10.31			
Value at end of period	$13.33	$12.64	$11.29	$11.06			
Number of accumulation units outstanding at end of period	17,189	15,268	11,396	2,841			
ING PIONEER MID CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.88	$8.07	$12.32	$11.93	$10.84	$10.82	
Value at end of period	$11.41	$9.88	$8.07	$12.32	$11.93	$10.84	
Number of accumulation units outstanding at end of period	3,478	3,510	3,309	3,370	3,318	1,743	

A10

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$8.30	$8.24					
Value at end of period	$8.77	$8.30					
Number of accumulation units outstanding at end of period	311	299					
ING RETIREMENT GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.36	$9.21					
Value at end of period	$10.23	$9.36					
Number of accumulation units outstanding at end of period	24,169	24,574					
ING RETIREMENT MODERATE GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.62	$9.49					
Value at end of period	$10.45	$9.62					
Number of accumulation units outstanding at end of period	9,791	9,766					
ING RETIREMENT MODERATE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.85	$9.75					
Value at end of period	$10.56	$9.85					
Number of accumulation units outstanding at end of period	56,432	54,373					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.62	$10.82					
Value at end of period	$13.90	$12.62					
Number of accumulation units outstanding at end of period	366	358					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$8.07	$6.90					
Value at end of period	$8.85	$8.07					
Number of accumulation units outstanding at end of period	4,591	4,733					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.45	$10.62					
Value at end of period	$13.54	$12.45					
Number of accumulation units outstanding at end of period	778	552					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.93	$11.54					
Value at end of period	$15.93	$12.93					
Number of accumulation units outstanding at end of period	959	1,046					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.58	$6.93	$10.00				
Value at end of period	$10.59	$8.58	$6.93				
Number of accumulation units outstanding at end of period	0	0	665				
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.86	$7.11	$10.11				
Value at end of period	$10.76	$8.86	$7.11				
Number of accumulation units outstanding at end of period	909	618	383				

Empire Traditions

A11

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.62	$8.91	$12.56	$12.29	$10.95	$10.64	
Value at end of period	$12.98	$11.62	$8.91	$12.56	$12.29	$10.95	
Number of accumulation units outstanding at end of period	9,219	9,101	5,703	2,985	2,156	912	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.14	$8.29	$13.16	$13.05	$11.19	$10.99	
Value at end of period	$11.41	$10.14	$8.29	$13.16	$13.05	$11.19	
Number of accumulation units outstanding at end of period	3,781	5,965	2,852	1,995	385	105	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$7.98	$5.71	$10.12	$10.29			
Value at end of period	$9.10	$7.98	$5.71	$10.12			
Number of accumulation units outstanding at end of period	3,537	3,233	2,850	2,772			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.42	$7.30	$12.55	$12.20			
Value at end of period	$10.02	$9.42	$7.30	$12.55			
Number of accumulation units outstanding at end of period	1,138	1,178	1,226	392			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$10.47	$8.09	$13.69	$14.69			
Value at end of period	$11.05	$10.47	$8.09	$13.69			
Number of accumulation units outstanding at end of period	1,868	2,135	2,030	1,298			
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$10.48	$10.15					
Value at end of period	$10.87	$10.48					
Number of accumulation units outstanding at end of period	222	213					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$9.92	$7.70	$13.12	$13.28	$12.17		
Value at end of period	$10.98	$9.92	$7.70	$13.12	$13.28		
Number of accumulation units outstanding at end of period	36	36	36	36	36		
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.57	$7.60	$12.23	$12.78	$11.27	$11.05	
Value at end of period	$10.78	$9.57	$7.60	$12.23	$12.78	$11.27	
Number of accumulation units outstanding at end of period	5,345	5,419	5,449	5,434	3,025	797	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.78	$9.00	$12.02	$11.89	$10.81	$10.86	
Value at end of period	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	
Number of accumulation units outstanding at end of period	3,638	3,658	3,362	109	110	109	
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.15	$8.37	$12.61	$12.56	$11.06	$10.78	
Value at end of period	$11.18	$10.15	$8.37	$12.61	$12.56	$11.06	
Number of accumulation units outstanding at end of period	1,785	891	201	203	728	170	

A12

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING WELLS FARGO HEALTH CARE PORTFOLIO							
(Funds were first received in this option during November 2008)							
Value at beginning of period	$11.33	$9.64	$8.71				
Value at end of period	$11.87	$11.33	$9.64				
Number of accumulation units outstanding at end of period	241	242	211				
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$7.68	$6.04	$9.65				
Value at end of period	$7.96	$7.68	$6.04				
Number of accumulation units outstanding at end of period	1,583	1,595	1,607				
INVESCO V.I. LEISURE FUND							
(Fund first available during May 2003)							
Value at beginning of period	$9.83	$7.56	$13.56	$13.96	$11.44	$11.71	
Value at end of period	$11.73	$9.83	$7.56	$13.56	$13.96	$11.44	
Number of accumulation units outstanding at end of period	1,884	1,968	2,072	1,735	1,934	1,026	

A13

Empire Traditions

The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix, plus any Fixed Interest Allocation. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "Retirement Funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

The following table highlights name changes.

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Wells Fargo Health Care Portfolio	ING BlackRock Health Sciences Opportunities Portfolio
ING Van Kampen Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio
ING Van Kampen Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited	Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
ING American Funds Global Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds Growth Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with growth of capital.
ING American Funds International Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital while providing current income.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING Artio Foreign Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Artio Global Management LLC
	Seeks long-term growth of capital.

ING Baron Small Cap Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: BAMCO, Inc.
	Seeks capital appreciation.

ING BlackRock Health Sciences Opportunities Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: BlackRock Advisors, LLC
	Seeks long-term capital growth.

ING BlackRock Inflation Protected Bond Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: BlackRock Financial Management Inc.
	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

ING BlackRock Large Cap Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: BlackRock Investment Management, LLC
	Seeks long-term growth of capital.

ING BlackRock Science and Technology Opportunities Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: BlackRock Advisors, LLC
	Seeks long-term capital appreciation.

ING Davis New York Venture Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Davis Selected Advisers, L.P.
	Seeks long-term growth of capital.

ING DFA World Equity Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Dimensional Fund Advisors LP
	Seeks long-term capital appreciation.

ING EURO STOXX 50® Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co.
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the EURO STOXX 50® Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Company * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING FTSE 100 Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the FTSE 100 Index®.
ING Global Resources Portfolio **Investment Adviser:** Directed Services, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Hang Seng Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Hang Seng Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Invesco Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Invesco Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING Japan TOPIX Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Tokyo Stock Price Index®.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital and current income.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks a high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks total return.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Oppenheimer Active Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital with a secondary objective of current income.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio*	Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree^{SM} Global High-Yielding Equity Index.
Investment Adviser: ING Investments, LLC	
Investment Subadviser: ING Investment Management Co.	
* WisdomTree^{SM} is a servicemark of WisdomTree Investments	

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ReliaStar Life Insurance Company of New York. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

The Hang Seng Index (the "Index") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Hang Seng Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ING Investments, LLC and ING Investment Management Co. in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ReliaStar Life Insurance Company of New York ("ReliaStar of NY"). The Fixed Interest Division is part of the ReliaStar of NY General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 29, 2011. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000 and that Option Package I was selected.

In this example, $3,500 (10% of contract value) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total withdrawal would be $10,500 ($35,000 x .30). Therefore, $7,000 (10,500 – 3,500) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of $420 ($7,000 x .06). The amount of the withdrawal paid to you will be $10,500, and in addition, $420 will be deducted from your contract value.

This example does not take into account deduction of any premium taxes.

APPENDIX E

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1					
Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between February 2, 2009 and May 1, 2009	Contract with MGIB Rider before February 2, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%	0.00%	0.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$100,000	$89,746	$89,188	$89,188
	Contract Annuity Factor	5.49	5.49	5.49	5.49
	Monthly Income	$549.00	$492.71	$489.64	$489.64
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$100,000	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.17	4.17
	MGIB Income	n/a	$746.78	$820.30	$820.30
	Income	$549.00	$746.78	$820.30	$820.30
Example 2					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%	3.00%	3.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$134,392	$122,674	$122,065	$122,065
	Contract Annuity Factor	5.49	5.49	5.49	5.49
	Monthly Income	$737.81	$673.48	$670.13	$670.13
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$122,674	$122,065	$122,065
	MGIB Annuity Factor	n/a	4.17	4.17	4.17
	MGIB Income	n/a	$746.78	$820.30	$820.30
	Income	$737.81	$746.78	$820.30	$820.30

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between February 2, 2009 and May 1, 2009	Contract with MGIB Rider before February 2, 2009
Example 3					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%	8.00%	8.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$215,892	$200,815	$200,449	$200,448
	Contract Annuity Factor	5.49	5.49	5.49	5.49
	Monthly Income	$1,185.25	$1,102.47	$1,100.46	$1,100.46
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$200,815	$200,449	$200,448
	MGIB Annuity Factor	n/a	4.17	4.17	4.17
	MGIB Income	n/a	$837.40	$835.87	$835.87
	Income	$1,185.25	$1,102.47	$1,100.46	$1,100.46
Example 4					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	9.78%	9.78%	9.78%	9.78%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$254,233	$236,719	$236,665	$236,238
	Contract Annuity Factor	5.49	5.49	5.49	5.49
	Monthly Income	$1,395.74	$1,299.59	$1,299.29	$1,296.95
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$236,719	$236,665	$236,238
	MGIB Annuity Factor	n/a	4.17	4.17	4.17
	MGIB Income	n/a	$987.12	$986.89	$985.11
	Income	$1,395.74	$1,299.59	$1,299.29	$1,296.95

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges except the rider charge. Fees and charges are not assessed against the MGIB Rollup Rate.

How the MGIB Rollup and MGIB Ratchet values are determined:

The MGIB Rollup Base is equal to the initial contract value (or initial premium) accumulating at the MGIB Rate of 6% until the MGIB Date (7% for Contracts with the MGIB rider purchased before May 1, 2009). The MGIB Rate is an annual effective rate. The MGIB Rate for any allocations to the designated Special Fund is 0%.

The MGIB Ratchet Base is equal to initial contract value (or initial premium) on the rider date. On each contract anniversary, the MGIB Ratchet Base is set equal to the greater of: 1) the current contract value; and 2) the MGIB Ratchet Base on the prior business day.

For example, with a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,199	$106,000 (=$100,000 * (1+6%))	$107,199
57	$114,927	$112,360 (=$106,000 * (1+6%))	$114,927
*	*	*	*
*	*	*	*
*	*	*	*
64	$187,279	$168,948	$187,279
65	$200,815	$179,085 (=$168948 * (1+6%))	$200,815

For Contracts with the MGIB rider purchased between February 2, 2009 and May 1, 2009, the MGIB Rollup Base and the MGIB Ratchet Base, with a contract accumulation rate of 8% (Example 3), are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,195	$107,000 (=$100,000 * (1+7%))	$107,195
57	$114,909	$114,490 (=$107,000 * (1+7%))	$114,909
*	*	*	*
*	*	*	*
*	*	*	*
64	$186,972	$183,846	$186,972
65	$200,449	$196,715 (=$183,846 * (1+7%))	$200,449

For Contracts with the MGIB rider purchased before February 2, 2009, the MGIB Rollup Base and the MGIB Ratchet Base, with a contract accumulation rate of 8% (Example 3), are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,195	$107,000 (=$100,000 * (1+7%))	$107,195
57	$114,909	$114,490 (=$107,000 * (1+7%))	$114,909
*	*	*	*
*	*	*	*
*	*	*	*
64	$186,972	$183,846	$186,972
65	$200,448	$196,715 (=$183,846 * (1+7%))	$200,448

If 50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,214	$103,000 (=$50,000 * (1+6%) + $50,000 * (1+0%))	$107,214
57	$114,963	$106,180 (=$53,000 * (1+6%) + $50,000 * (1+ 0%))	$114,963
*	*	*	*
*	*	*	*
*	*	*	*
64	$187,375	$134,474	$187,375
65	$200,918	$139,542 (=$84,474 * (1+6%) + $50,000 * (1+0%))	$200,918

For Contracts with the MGIB rider purchased between February 2, 2009 and May 1, 2009, if 50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,211	$103,500 (=$50,000 * (1+7%) + $50,000 * (1+0%))	$107,211
57	$114,960	$107,245 (=$53,500 * (1+7%) + $50,000 * (1+ 0%))	$114,960
*	*	*	*
*	*	*	*
*	*	*	*
64	$187,371	$141,923	$187,371
65	$200,913	$148,358 (=$91,923 * (1+7%) + $50,000 * (1+0%))	$200,913

For Contracts with the MGIB rider purchased before February 2, 2009, if 50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,206	$103,500 (=$50,000 * (1+7%) + $50,000 * (1+0%))	$107,206
57	$114,933	$107,245 (=$53,500 * (1+7%) + $50,000 * (1+ 0%))	$114,933
*	*	*	*
*	*	*	*
*	*	*	*
64	$187,079	$141,923	$187,079
65	$200,563	$148,358 (=$91,923 * (1+7%) + $50,000 * (1+0%))	$200,563

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges and premium credit deduction, if applicable. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700. Because total gross withdrawals within the contract year prior to this withdrawal ($5,300) had already exceeded the Maximum Annual Withdrawal, the entire gross withdrawal is considered an excess withdrawal.

If the Contract Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges and premium credit deduction, if applicable. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges and premium credit deduction, if applicable. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000. Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

If the contract value has fallen to $100,000 on the next contract anniversary (quarterly contract anniversary if the rider was purchased before February 2, 2009), the Reset will not occur and the Maximum Annual Withdrawal would not be recalculated.

Illustration 6: The Reset from Guaranteed Withdrawal Status into Lifetime Guaranteed Withdrawal Status.

Assume the first withdrawal is taken in the first contract year when the Annuitant is age 56, thus beginning the Withdrawal Phase in Guaranteed Withdrawal Status. Also assume that at the time of the first withdrawal, the LifePay Plus Base is $100,000 before the withdrawal and the Maximum Annual Withdrawal is $5,000 ($100,000 * 5%).

Withdrawals are also taken from the contract in an amount equal to the MAW at the beginning of each of the next three contract years, each withdrawal resulting in a dollar for dollar reduction to the LifePay Plus Base.

After the withdrawal is taken at the beginning of the fourth contract year, the Annuitant is now age 59 ½, the MAW is still $5,000, and the LifePay Plus Base has been reduced to $80,000.

On the quarterly contract anniversary following the date the Annuitant reaches age 59 ½, the rider will enter Lifetime Guaranteed Withdrawal Status and the MAW will be recalculated to equal the appropriate MAW% times the current MGWB Base, or $4,000 ($80,000 * 5%).

Illustration 7: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $48,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $1,500, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / $48,500) to $4,794 ((1 - 4.12%) * $5,000).

Illustration 8: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Contract Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Funds ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

ING LifePay and ING Joint LifePay

(Available for Contracts issued on and after September 4, 2007 through January 28, 2008.)

ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay) Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the life of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

   Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 55 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. Some broker-dealers may not offer the ING LifePay rider, or may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING LifePay rider is available for Contracts issued **on and after November 1, 2004** that do not already have a living benefit rider. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. Also, the ING LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division, nor may you subsequently allocate contract value to a Fixed Interest Division. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a Contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that Contract anniversary.

   Rider Date. The rider date is the date the ING LifePay rider becomes effective. If you purchase the ING LifePay rider when the Contract is issued, the rider date is also the Contract date.

   Charge. The charge for the ING LifePay rider is as follows:

Current Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Option Elected
0.50% of the contract value	1.20% of the contract value

   We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We may increase the charge for this rider if you elect the reset option after your first five contract years, but subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING LifePay Minimum Guaranteed Withdrawal Benefit Rider."

   No Cancellation. Once you purchase the ING LifePay rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay rider.

Termination. The ING LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize or terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving annuity payments under the ING LifePay rider; or

2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay rider to terminate automatically are discussed below.

How the ING LifePay Rider Works. The ING LifePay rider has both phases and statuses. Through the lifetime of the ING LifePay rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or before you begin to receive annuity payments. The Growth Phase is subject to the latest date for annuitization allowed under your Contract. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING LifePay rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your Contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or annuity payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your Contract, subject to the terms and conditions noted in this section.

During the life of the rider, it will also be treated as in one of two statuses: Lifetime Guaranteed Withdrawal Status or Lifetime Automatic Periodic Benefit Status. Together, these statuses operate to fulfill the rider's withdrawal guarantee. Lifetime Guaranteed Withdrawal Status begins on the date the rider is issued and continues until certain circumstances occur as noted in "Lifetime Guaranteed Withdrawal Status," below. Lifetime Automatic Periodic Benefit Status is a status that only begins if your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. If your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then the Contract and the ING LifePay rider will terminate without value. While all riders begin in Lifetime Guaranteed Withdrawal Status, not all riders will enter Lifetime Automatic Periodic Benefit Status.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay rider on the Contract date, the initial ING LifePay Base is equal to the initial premium, plus premium credits.

2) If you purchased the ING LifePay rider after the Contract date, the initial ING LifePay Base is equal to the Contract value on the effective date of the rider.

3) The initial ING LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase and premium credits, if applicable ("eligible premiums"). The ING LifePay Base is also increased to equal the Contract value if the Contract value is greater than the current ING LifePay Base, on each Contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Lifetime Guaranteed Withdrawal Status. This status begins on the effective date of the rider and continues until the earliest of:

1) the date annuity payments begin (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the Contract; or

5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your spouse beneficiary elects to continue the Contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay rider, the Contract will provide no further benefits (including death benefits). If contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status," below. As described below, certain features of the ING LifePay rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55-64	4%
65-75	5%
76-80	6%
81+	7%

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any Contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a Contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable premium credit deduction (recapture) or surrender charges are not included in determining whether the total amount of your withdrawals in a Contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any premium credit deduction and surrender charges. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING LifePay rider and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal, which exceeds the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count against and reduce the Additional Withdrawal Amount without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed both the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount does not carry over into the next calendar year.

5) The ING LifePay rider cannot accommodate any grace periods allowed for Required Minimum Distributions pursuant to the Tax Code.

6) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING LifePay Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Illustrations 3 and 4 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base in the same proportion as contract value is reduced by the amount of these fees. During the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) Other than as provided under the ING LifePay rider, the Contract will provide no further benefits (including death benefits);

2) no further premium payments will be accepted; and

3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal when the Maximum Annual Withdrawal, as recalculated, would be greater than your current Maximum Annual Withdrawal, based on the applicable Maximum Annual Withdrawal percentage times Contract value. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the applicable Maximum Annual Withdrawal percentage times the Contract value on the Reset Effective Date. (For your Maximum Annual Withdrawal percentage, see "Determination of the Maximum Annual Withdrawal" above.) The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 below.

Investment Option Restrictions. While the ING LifePay rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the Contract. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING U.S. Bond Index Portfolio
ING Intermediate Bond Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than the Accepted Funds or Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or

2) the date the rider enters Lifetime Automatic Periodic Benefit status.

Under 1), above, the rider terminates on the death of the first owner, even if the owner is not the annuitant. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** Under 2), above, we will continue to pay the periodic payments that the owner was receiving under the LifePay rider to the annuitant. No other death benefit is payable in this situation.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the following conditions are met:

1) The spouse is at least 55 years old on the date the Contract is continued; and

2) The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Base will be reset to equal the greater of the ING LifePay Base and the then current Contract value;

3) The ING LifePay charges will restart and be the same as were in effect prior to the claim date; and

4) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) On the Contract anniversary following the date the rider is continued:

    (a) If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that Contract anniversary. The Maximum Annual Withdrawal is considered to be zero until this recalculation, so withdrawals pursuant to the rider cannot be utilized. Withdrawals are permitted pursuant to the other provisions of the Contract. In other words, withdrawals during this time will not be subject to the guarantees of this rider. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.

    (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date, which is the date of receipt of due proof of death, and withdrawals may continue under the rider provisions.

3) The rider charges will restart on the Contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse" above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider until the death of the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay rider, the amount of your withdrawals will be subject to surrender charges and any recapture of credits if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the Contract. See Appendix H for examples.

Loans. No loans are permitted on Contracts with the ING LifePay rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay) Rider. The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant and Beneficiary Requirements," below.

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. Some broker dealers may not offer the ING Joint LifePay rider, or may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is available for Contracts issued **on and after November 1, 2004** that do not already have a living benefit rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. Also, the ING Joint LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division, nor may you subsequently allocate contract value to a Fixed Interest Division. The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant and Beneficiary Designation Requirements. Certain ownership, annuitant and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective. If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

Charge. The charge for the ING Joint LifePay rider is as follows:

Current Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Option Elected
0.75% of the contract value	1.50% of contract value

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We may increase the charge for this rider if you elect the reset option after your first five contract years, but subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider." If you surrender or annuitize your Contract, the charge is pro-rated based on what is owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

No Cancellation. Once you purchase the ING Joint LifePay rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING Joint LifePay rider.

Termination. The ING Joint LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize or terminate your contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay rider;

2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider): or

3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has both statuses and phases. Through the lifetime of the ING Joint LifePay rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or before you begin to receive annuity payments. The Growth Phase is subject to the latest date for annuitization allowed under your Contract. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING Joint LifePay rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your Contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or annuity payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your Contract, subject to the terms and conditions noted in this section.

During the life of the rider, it will also be treated as in one of two statuses: Lifetime Guaranteed Withdrawal Status or Lifetime Automatic Periodic Benefit Status. Together, these statuses operate to fulfill the rider's withdrawal guarantee. Lifetime Guaranteed Withdrawal Status begins on the date the rider is issued and continues until certain circumstances occur as noted in "Lifetime Guaranteed Withdrawal Status," below. Lifetime Automatic Periodic Benefit Status is a status that only begins if your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. If your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then the Contract and the ING Joint LifePay rider will terminate without value. While all riders begin in Lifetime Guaranteed Withdrawal Status, not all riders will enter Lifetime Automatic Periodic Benefit Status.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium, plus premium credits.

2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase and premium credits, if applicable ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Lifetime Guaranteed Withdrawal Status. This status begins on the effective date of the rider and continues until the earliest of:

1) the date annuity payments begin (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the Contract; or

5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your spouse beneficiary elects to continue the Contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than payments as provided under the ING Joint LifePay rider the Contract will provide no further benefits (including death benefits). If contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal Amount, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status," below. As described below, certain features of the ING Joint LifePay rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55-64	4%
65-75	5%
76-80	6%
81+	7%

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and annual payments equal to the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a Contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable premium credit deduction (recapture) or surrender charges are not included in determining whether the total amount of your withdrawals in a Contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any premium credit deduction and surrender charges. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal, which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawal will count against and reduce the Additional Withdrawal Amount without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed both the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal. Any unused amount of the Additional Withdrawal Amount does not carry over into the next calendar year.

5) The ING Joint LifePay rider cannot accommodate any grace periods allowed for Required Minimum Distributions pursuant to the Tax Code.

6) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Illustrations 3 and 4 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base in the same proportion as contract value is reduced by the amount of these fees. During the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) other than as provided under the ING Joint LifePay rider, the contract will provide no further benefits (including death benefits);

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal when the Maximum Annual Withdrawal, as recalculated, would be greater than your current Maximum Annual Withdrawal, based on the applicable Maximum Annual Withdrawal percentage times contract value. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the applicable Maximum Annual Withdrawal percentage times the contract value on the Reset Effective Date. (For your Maximum Annual Withdrawal percentage, see "Determination of the Maximum Annual Withdrawal" above). The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 below.

Investment Option Restrictions. While the ING Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the Contract. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING U.S. Bond Index Portfolio
ING Intermediate Bond Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than the Accepted Funds or Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, if the Contract is in the Growth Phase, then the ING Joint LifePay Base will be increased to equal the contract value, if greater. Otherwise, if the Contract is in the Withdrawal Phase, then the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

    If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay rider, the amount of your withdrawals will be subject to surrender charges and any recapture of credits if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract. See below for examples.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700.

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: An Additional Withdrawal Amount expires at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for the 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007 a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2008 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000-$5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year does not carry over to the 2009 calendar year.

Illustration 5: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

Minimum Guaranteed Withdrawal Benefit

Minimum Guaranteed Withdrawal Benefit Rider (MGWB). Effective September 4, 2007, the MGWB rider is no longer available. The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary. If you elect the MGWB rider, you may not allocate contract value to the GET Fund or the Fixed Interest Division. **For Contracts purchased on and after August 7, 2006,** the MGWB rider was available if you elected the premium credit option. (Otherwise, the MGWB rider was not available with the premium credit option).

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) if you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years;

2) if you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your contract reaches Automatic Periodic Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals. The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals greater than the MAW will cause a reduction in the MGWB Withdrawal Account by the proportion that the excess withdrawal bears to the remaining contract value after the withdrawal of the MAW.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. Examples of excess withdrawals are at the end of this appendix.

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

There are tax implications of withdrawals and payments under the MGWB rider. See "Withdrawals" and "Federal Tax Considerations" in the prospectus for more information. **You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).**

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals" in the prospectus. However, making any withdrawals in any year greater than the MAW will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

1) your contract value is greater than zero;
2) your MGWB Withdrawal Account is greater than zero;
3) you have not reached your latest allowable annuity start date;
4) you have not elected to annuitize your Contract; and
5) you have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

1) your MGWB Withdrawal Account is greater than zero;
2) you have not reached your latest allowable annuity start date;
3) you have not elected to annuitize your Contract; and
4) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of: (i) your Contract's latest annuity start date; (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of: (i) payment of all MGWB periodic payments; (ii) payment of the Commuted Value (defined below); or (iii) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider and any right to reset again will be based on the terms of the New Rider when it is issued. We reserve the right to limit the reset election to contract anniversaries only. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the MAW by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

1) we reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;

2) you must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. We reserve the right to limit the election of The Step-Up benefit to contract anniversary only. Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your Contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase and Charge. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. The charge for the MGWB rider is as follows:

Maximum Annual Charge if Step-Up Benefit Elected	Current Annual Charge (Charge Deducted Quarterly)
1.00% of the contract value	0.45% of the contract value

Minimum Guaranteed Withdrawal Benefit (MGWB). The annual charge for the MGWB rider is 0.45% (0.12% quarterly) of the contract value. Before May 1, 2005, the annual charge was 0.35% of the contract value. The charge is deducted from the contract value on each quarterly contract anniversary date, in arrears. We will deduct charges during the period starting on the rider date and up to your Contract's Automatic Periodic Benefit Status. Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. Please see "Minimum Guaranteed Withdrawal Benefit - Automatic Periodic Benefit Status" in this prospectus. If you elect the Step-Up Benefit, we reserve the right to increase the charge for the MGWB rider, subject to the maximum annual charge of 1.00% of contract value. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current quarterly charge rate immediately prior to the surrender or annuitization.

MGWB Excess Withdrawal Amount Examples
The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for transfers and withdrawals in excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawal Amount").

Example # 1: Contract Value is greater than the MGWB Withdrawal Account

Assume the Contract Value (CV) before the withdrawal is $120,000, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account ("Withdrawal Account") is $80,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $110,000 ($120,000 - $10,000).
The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The MGWB Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $73,000 ($80,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $71,061.95 ($73,000 * (1 - $3,000 / $113,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $97,345.13 ($100,000 * (1 - $3,000 / $113,000)). The MAW is then recalculated to be 7% of the new EPA, $6,814.15 ($97,345.13 * 7%).

Example # 2: Contract Value is less than the MGWB Withdrawal Account

Assume the Contract Value (CV) before the withdrawal is $60,000, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account ("Withdrawal Account") is $80,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $50,000 ($60,000 - $10,000).
The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The MGWB Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $73,000 ($80,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $68,867.92 ($73,000 * (1 - $3,000 / $53,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $94,339.62 ($100,000 * (1 - $3,000 / $53,000)). The MAW is then recalculated to be 7% of the new EPA, $6,603.77 ($94,339.62 * 7%).

Example # 3: Contract Value is equal to the MGWB Withdrawal Account

Assume the Contract Value (CV) before the withdrawal is $80,000, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account ("Withdrawal Account") is $80,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $70,000 ($80,000 - $10,000).
The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The MGWB Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $73,000 ($80,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $70,000.00 ($73,000 * (1 - $3,000 / $73,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $95,890.41 ($100,000 * (1 - $3,000 / $73,000)). The MAW is then recalculated to be 7% of the new EPA, $6,712.32 ($95,890.41 * 7%).

ReliaStar Life Insurance Company of New York
ReliaStar Life Insurance Company of New York is a stock company domiciled in New York.

ING Empire Traditions – 85618 04/29/2011

PART B

Statement of Additional Information

ING EMPIRE TRADITIONS VARIABLE ANNUITY

Deferred Variable Annuity Prospectus

Issued by
SEPARATE ACCOUNT NY-B

of
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a Prospectus. The information contained herein should be read in conjunction with the prospectus for the ReliaStar Life Insurance Company of New York deferred variable contract which is referred to herein. The prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the prospectus, send a written request to ReliaStar Life Insurance Company of New York, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

April 29, 2011

Table of Contents

Introduction
This Statement of Additional Information provides background information regarding Separate Account NY-B.

Description of ReliaStar Life Insurance Company of New York
ReliaStar Life Insurance Company of New York ("RLNY") is a New York stock life insurance company originally incorporated on June 11, 1917 under the name, The Morris Plan Insurance Society. RLNY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health insurance. Until October 1, 2003, RLNY was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands. RLNY's financial statements appear in the Statement of Additional Information.

RLNY, an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account NY-B of ReliaStar Life Insurance Company of New York
Separate Account NY–B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
RLNY acts as its own custodian for Separate Account NY–B.

The Administrator
On November 8, 1996, First Golden American Life Insurance Company of New York ("First Golden") and ING USA Annuity and Life Insurance Company ("ING USA") entered into an administrative service agreement pursuant to which ING USA agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into RLNY ("merger date"), the expenses incurred by ING USA in relation to this service agreement will be reimbursed by RLNY on an allocated cost basis. As of the merger date, RLNY will be obligated to reimburse these expenses. For the years ended December 31, 2010, 2009 and 2008, RLNY incurred expenses of $0, $0 and $0, respectively, under the agreement with ING USA.

Also on November 8, 1996, First Golden, ING USA and Directed Services LLC entered into a service agreement pursuant to which First Golden and ING USA agreed to provide Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, RLNY will provide its personnel to provide such services. RLNY expects to charge Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable and second allocated based on the estimated amount of time spent by RLNY's employees on behalf of Directed Services LLC. For the year ended December 31, 2010, there were no charges to ING USA and Directed Services LLC for these services.

Experts
The statements of assets and liabilities of Separate Account NY-B as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of ReliaStar Life Insurance Company of New York as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of RLNY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by RLNY. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2010, 2009 and 2008 commissions paid by ING USA, including amounts paid by its affiliated Company, ReliaStar Life Insurance Company of New York, to Directed Services LLC aggregated $3,678,585, $6,918,468 and $17,072,601 respectively. As of the merger date, RLNY became the depositor for these variable insurance products. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Published Ratings
From time to time, the rating of RLNY as an insurance company by A.M. Best Company may be referred to in advertisements or in reports to contract owners. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and a A+ rating means, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, contract value is referred to as accumulation value. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the Annual Ratchet Death Benefit Option, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the Standard Death Benefit Option is lower than that used in the examples and would result in higher AUV's or contract values.

Illustration of Calculation of AUV
      Example 1.

1.	AUV, beginning of period	$10.00000000
2.	Value of securities, beginning of period	$10.00000000
3.	Change in value of securities	0.10000000
4.	Gross investment return (3) divided by (2)	0.01000000
5.	Less daily mortality and expense charge	0.00003446
6.	Less asset based administrative charge	0.00000411
7.	Net investment return (4) minus (5) minus (6)	0.00996163
8.	Net investment factor (1.000000) plus (7)	1.00996163
9.	AUV, end of period (1) multiplied by (8)	$10.09961430

Illustration of Purchase of Units (Assuming No State Premium Tax)
      Example 2.

1.	Initial Premium Payment	$1,000
2.	AUV on effective date of purchase (see Example 1)	$10.00000000
3.	Number of Units purchased [(1) divided by (2)]	100.00000000
4.	AUV for valuation date following purchase (see Example 1)	$10.09961430
5.	Contract Value in account for valuation date following purchase [(3) multiplied by (4)]	$1,009.96

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY–B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account NY–B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY–B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming no surrender. **You should be aware that there is no guarantee that the Liquid Assets subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information
Registration statements have been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

STATUTORY BASIS FINANCIAL STATEMENTS OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

The audited Statutory Basis Financial Statements of ReliaStar Life Insurance Company of New York are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Balance Sheets – Statutory Basis as of December 31, 2009 and 2008
Statements of Operations – Statutory Basis for the years ended December 31, 2010, 2009 and 2008
Statements of Changes in Capital and Surplus – Statutory Basis for the years ended December 31, 2010, 2009 and 2008
Statements of Cash Flows – Statutory Basis for the years ended December 31, 2010, 2009 and 2008
Notes to Financial Statements – Statutory Basis

FINANCIAL STATEMENTS OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

The audited Financial Statements of ReliaStar Life Insurance Company of New York Separate Account NY–B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2010
Statements of Operations for the year ended December 31, 2010
Statements of Changes in Net Assets for the years ended December 31, 2010 and 2009
Notes to Financial Statements

CONDENSED FINANCIAL INFORMATION

FINANCIAL STATEMENTS — STATUTORY BASIS
ReliaStar Life Insurance Company of New York
For the years ended December 31, 2010, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements – Statutory Basis
December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
ReliaStar Life Insurance Company of New York

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company of New York (the "Company," an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2010 and 2009, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by New York Department of Commerce, Division of Insurance ("New York Insurance Department"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2010 and 2009, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2010.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes in 2009.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 8, 2011

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets - Statutory Basis

	December 31	
	2010	2009
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 1,702,336	$ 1,605,909
Bonds - securities loaned	76,483	-
Preferred stocks	493	493
Common stocks	702	725
Mortgage loans	93,572	102,524
Contract loans	110,375	107,985
Securities lending collateral	62,470	-
Derivatives	2,870	1,503
Other invested assets	26,794	27,371
Cash and short term investments	69,053	229,529
Total cash and invested assets	2,145,148	2,076,039
Deferred and uncollected premiums, less loading (2010-[$9,395]; 2009-[$9,225])	434	12,576
Accrued investment income	20,972	18,520
Reinsurance balances recoverable	16,857	15,171
Indebtedness from related parties	2,984	688
Net deferred tax asset	39,374	20,442
Other assets	198	209
Separate account assets	1,138,542	1,065,783
Total admitted assets	$ 3,364,509	$ 3,209,428

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets - Statutory Basis

	December 31	
	2010	**2009**
	(In Thousands, except share amounts)	
Liabilities and Capital and Surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 1,671,654	$ 1,663,289
Accident and health reserves	30,242	37,622
Deposit type contracts	104,242	83,810
Policyholders' funds	288	1,333
Dividends payable	1,019	966
Policy and contract claims	19,783	27,666
Total policy and contract liabilities	1,827,228	1,814,686
Accounts payable and accrued expenses	12,526	7,806
Reinsurance balances	894	2,371
Indebtedness to related parties	10,589	13,703
Current federal income taxes payable (including $3,066 and $14,066 on realized capital losses at December 31, 2010 and 2009, respectively)	2,951	3,886
Contingency reserve	4,142	4,714
Asset valuation reserve	2,759	2,224
Net transfers to separate accounts	(34,301)	(43,227)
Derivatives	1,000	1,721
Payable for securities lending	62,470	-
Other liabilities	15,513	13,170
Separate account liabilities	1,138,542	1,065,783
Total liabilities	3,044,313	2,886,837
Capital and surplus:		
Common stock: $2.00 par value; 1,377,863 shares authorized, issued and outstanding	2,756	2,756
Paid in and contributed surplus	228,881	228,881
Special surplus funds	20,514	7,255
Unassigned surplus	68,045	83,699
Total capital and surplus	320,196	322,591
Total liabilities and capital and surplus	$ 3,364,509	$ 3,209,428

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Operations - Statutory Basis

	Year ended December 31		
	2010	**2009**	**2008**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 174,243	$ 282,597	$ 525,488
Considerations for supplementary contracts with life contingencies	5,986	4,074	13,103
Net investment income	106,402	103,303	112,999
Amortization of interest maintenance reserve	(2,017)	(1,664)	(220)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	30,444	34,872	72,114
Other revenues	33,911	27,809	27,351
Total premiums and other revenues	348,969	450,991	750,835
Benefits paid or provided:			
Death benefits	86,909	82,193	79,180
Annuity benefits	13,669	16,637	16,237
Surrender benefits and withdrawals	131,220	358,755	181,034
Interest on policy or contract funds	3,415	3,897	3,399
Accident and health benefits	24,904	26,195	29,314
Other benefits	3,396	2,615	1,440
Increase (decrease) in life, annuity, and accident and health reserves	3,186	(98,793)	171,324
Net transfers (from) to separate accounts	(21,262)	(149,308)	297,888
Total benefits paid or provided	245,437	242,191	779,816
Insurance expenses and other deductions:			
Commissions	29,945	38,091	54,535
General expenses	40,530	43,176	56,515
Insurance taxes, licenses and fees	13,936	12,724	9,044
Other deductions (recovered expenses)	118	(12,064)	40,606
Total insurance expenses and other deductions	84,529	81,927	160,700
Gain (loss) from operations before policyholder dividends, federal income taxes and net realized capital losses	19,003	126,873	(189,681)
Dividends to policyholders	927	937	844
Gain (loss) from operations before federal income taxes and net realized capital losses	18,076	125,936	(190,525)
Federal income tax expense	3,113	6,853	4,302
Gain (loss) from operations before net realized capital losses	14,963	119,083	(194,827)
Net realized capital losses	(34,989)	(23,837)	(2,080)
Net (loss) income	$ (20,026)	$ 95,246	$ (196,907)

The accompanying notes are an integral part of these financial statements.

5

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31		
	2010	2009	2008
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,756	$ 2,756	$ 2,756
Special surplus funds:			
Balance at beginning and end of year	7,255	-	-
Change in admitted deferred tax asset per SSAP 10R	13,259	7,255	-
Balance at end of year	20,514	7,255	-
Paid-in and contributed surplus:			
Balance at beginning of year	228,881	228,881	138,881
Capital contribution	-	-	90,000
Balance at end of year	228,881	228,881	228,881
Unassigned surplus (deficit)			
Balance at beginning of year	83,699	(9,673)	145,313
Net (loss) income	(20,026)	95,246	(196,907)
Change in net unrealized capital losses	(847)	(3,198)	(898)
Change in nonadmitted assets	(8,754)	21,728	(52,660)
Change in reserve on account of change in valuation basis	2,191	-	-
Change in liability for reinsurance in unauthorized companies	1,783	2,611	(4,009)
Change in asset valuation reserve	(535)	15,185	(710)
Change in net deferred income tax	13,246	(34,963)	61,935
Deferred gain on reinsurance of existing business	-	-	39,976
Amortization of gain on reinsurance	(2,712)	(2,712)	(1,713)
Cumulative effect of change in accounting principle	-	(525)	-
Balance at end of year	68,045	83,699	(9,673)
Total capital and surplus	$ 320,196	$ 322,591	$ 221,964

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2010	2009	2008
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 186,495	$ 240,438	$ 587,695
Net investment income received	106,945	105,789	113,400
Commission and expenses paid	(80,257)	(92,393)	(120,666)
Benefits paid	(272,303)	(495,128)	(324,973)
Net transfers from (to) separate accounts	30,268	145,805	(297,904)
Dividends paid to policyholders	(893)	(861)	(797)
Federal income taxes (paid) received	(7,047)	14,500	(21,349)
Miscellaneous income	63,149	111,423	54,509
Net cash provided by (used in) operations	26,357	29,573	(10,085)
Investment Activities			
Proceeds			
Bonds	468,553	918,917	1,457,837
Stocks	1,946	2,334	2,969
Mortgage loans	11,352	19,798	21,933
Other invested assets	3,236	3,320	12,319
Miscellaneous proceeds	1,594	244	26,028
Total proceeds from sales, maturities, or repayments of investments	486,681	944,613	1,521,086
Cost of investments acquired:			
Bonds	663,033	757,617	1,517,547
Stocks	2,080	902	1,035
Mortgage loans	2,400	-	8,100
Other invested assets	1,724	1,836	15,040
Miscellaneous applications	18,393	27,698	268
Total cost of investments acquired	687,630	788,053	1,541,990
Net increase in contract loans	(2,390)	(6,471)	(733)
Net cash (used in) provided by investment activities	(203,339)	150,089	(21,637)
Financing and Miscellaneous Activities			
Other cash provided:			
Capital Contributions	-	90,000	-
Borrowed money	-	(74,324)	2,178
Net deposits on deposit type contracts	20,432	13,545	1,893
Dividends paid to stockholder	-	-	-
Other cash provided	(3,926)	773	2,629
Net cash provided by financing and miscellaneous activities	16,506	29,994	6,700
Net (decrease) increase in cash and short term investments	(160,476)	209,656	(25,022)
Cash and short term investments:			
Beginning of year	229,529	19,873	44,895
End of year	$ 69,053	$ 229,529	$ 19,873

The accompanying notes are an integral part of these financial statements.

7

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements – Statutory Basis
December 31, 2010

(Dollar amounts in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

ReliaStar Life Insurance Company of New York (the "Company") is domiciled in New York and is a wholly owned subsidiary of ReliaStar Life Insurance Company ("ReliaStar"), a Minnesota domiciled insurance company. ReliaStar is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut domiciled non-insurance holding company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware domiciled non-insurance holding company. The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

Description of Business

The Company principally provides and distributes life insurance and related financial services products, including individual life insurance and annuities, group life, and health products and services. The Company's strategy is to offer a wide variety of products and services designed to address customers' needs for financial security, especially tax advantaged savings for retirement and protection in the event of death. The Company is presently licensed in all 50 states and the District of Columbia.

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles ("SSAP") No. 100, *Fair Value Measurements* (SSAP No. 100). This statement defines fair value, establishes a framework for measuring fair value, and establishes the following disclosure requirements about fair value:

- Fair value measurements at the reporting date and the source of the fair value measurement;
- The level within the fair value hierarchy in which the fair value measurements fall;
- Significant transfers in and out of Level 3;
- Purchases, sales, issuances, and settlement in the Level 3 fair value measurements reconciliation;
- Fair value measurement disclosures for each class of assets and liabilities (i.e. disaggregated);
- Valuation techniques and inputs used for Level 1, Level 2 and Level 3 fair value measurements.

(Dollar amounts in millions, unless otherwise stated)

The adoption had no impact on the Company's Balance Sheet or Statement of Operations. See footnote 12

Effective December 31, 2010, the Company adopted SSAP No. 91R, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. The statement initially established statutory accounting principles for transfers and servicing of financial assets. Amendments to the statement were made in 2010 to clarify that the adequacy of collateralization should be measured based on the fair value of the collateral obtained. Under the revised standard, securities pledged as collateral that may be sold or repledged by the transferor or its agent are reclassified on the Company's balance sheet separately from assets not so encumbered. Reporting of collateral on the Company's balance sheet is determined by the administration of the program and is presented accordingly. The adoption of SSAP No. 91R had no impact on the net income or surplus of the Company. See Note 3 for additional discloses required by the standard.

Effective July 1, 2009, the Company adopted SSAP No. 43R, Loan-backed and Structured Securities. This statement provides guidance on recording other-than-temporary impairments ("OTTI") on loan-backed and structured securities. When the holder of a loan-backed or structured security with an unrealized loss position either has the intent to sell the security or does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security must be written down to fair value.

When the holder of a loan-backed or structured security in an unrealized loss position does not intend to sell the security and has the intent and ability to hold the security for a period of time sufficient to recover the amortized cost, the holder of the security must compare the present value of the expected future cash flows for this security to its amortized cost. If the present value of the expected future cash flows for the security is lower than its amortized cost, the security is written down to its present value of the expected future cash flows.

In both instances noted above, the total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest related portion shall be recorded through the IMR and the non-interest related portion shall be recorded through the AVR. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at July 1, 2009 were decreases in total admitted assets of $0.8, total liabilities of $0.3, and capital and surplus of $0.5. This adoption had no impact on net income.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes. This statement requires the Company to calculate admitted deferred tax assets based upon the gross admitted deferred asset to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement with the domiciliary state commissioner. If the Company's risk-based capital

(Dollar amounts in millions, unless otherwise stated)

("RBC") levels, after reflecting the above limitations, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from the deferred asset expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement with the domiciliary state commissioner to 15% of capital and surplus for its most recently filed statement with the domiciliary state commissioner. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to capital and surplus and total admitted assets of $7.3. This adoption had no impact on net income or total liabilities. The increase in capital and surplus related to the cumulative effect of adopting this change in accounting principle is disclosed in a separate line in the Statements of Changes in Capital and Surplus.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43"). The NAIC replaced the existing formula-based reserve standard methodology (AG34 – Death Benefits and New York Regulation 128 for living benefits ("Reg 128") with a stochastic principles-based methodology (AG43) for determining reserves for all individual variable annuity contracts with and without guaranteed benefits and all group annuity contracts with guarantees issued on or after 1/1/1981. Variable payout annuity contracts are also subject to AG43. Under the requirements of AG43, there is no cumulative effect of adopting AG43. Reserves calculated using AG43 were higher than reserves calculated under AG34 and Reg 128 by $46.7. Where the application of AG43 produces higher reserves than the Company had otherwise established under AG34 and Reg 128, the Company may request a grade-in period, not to exceed three years, from the Domiciliary Commissioner. The grading shall be done only on reserves on the contracts in-force as of December 31, 2009. The reserves under the old basis and the new basis shall be compared each year with two-thirds of the difference subtracted from the reserve under the new basis in 2009 and one-third of the difference subtracted from the new basis in 2010. The Company did not elect the grade-in provision, therefore reserves at December 31, 2009 reflect the full impact of the adoption of AG43.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

(Dollar amounts in millions, unless otherwise stated)

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on the NAIC rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

Management regularly reviews the value of the Company's investments in bonds and mandatorily redeemable preferred stocks. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other than temporary decline in value. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- Management's intent and ability to hold the security long enough for it to recover its value.

Based on the analysis, management makes a judgment as to whether the loss is other than temporary. If the loss is other than temporary, an impairment charge is recorded within net realized investment gains (losses) in the Statements of Operation in the period the determination is made.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities in unrealized loss positions in the periods after the adoption of Statement of Statutory Accounting Principles ("SSAP") No. 43R, *Loan-backed and Structured Securities,* management determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If management has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its carrying value. If the present value of the expected future cash flows for the security is lower than its carrying value, the security is written down to its present value of the expected future cash flows.

When an OTTI is recorded because there is intent to sell or the holder does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest related portion shall be deferred through the interest maintenance reserve ("IMR") and

11

(Dollar amounts in millions, unless otherwise stated)

the non-interest related portion shall be included in the asset valuation reserve ("AVR") formula prescribed by the NAIC.

For these structured securities held in periods prior to the adoption of SSAP No. 43R, management compared the undiscounted projected future cash flows to the carrying value and an OTTI was considered to have occurred when the undiscounted cash flows were less than the carrying value.

For GAAP, when a decline in fair value is determined to be other-than-temporary, the loss which is calculated as the difference between the securities carrying value and fair value is recorded in net realized capital gains (losses) in its entirety or bifurcated between net realized capital gains (losses) and accumulated other comprehensive income, as appropriate.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold.

SSAP No. 31, *Derivative Instruments* ("SSAP 31") applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* ("SSAP 86") for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. For effective cash flow hedges, changes in fair value are credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value is recognized in income.

Mortgage Loans: Mortgage loans are reported at amortized cost, less write down for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure.

(Dollar amounts in millions, unless otherwise stated)

The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses). Under GAAP, in addition to impairments of specific mortgage loans, an allowance is recorded for probable incurred, but not specifically identified, losses related to factors inherent in the lending process.

Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds, derivatives, and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company's net deferral of IMR is reported as a liability in the accompanying Balance Sheets.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for

13

(Dollar amounts in millions, unless otherwise stated)

mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Employee Benefits: For purposes of calculating the Company's pension and postretirement benefit obligations, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Policie*s: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits

(Dollar amounts in millions, unless otherwise stated)

would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse over the next year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. For periods after the adoption of SSAP No. 10R, *Income Taxes*, and assuming certain minimum thresholds are met, the formula allows the Company to consider the amount that is expected to reverse over the next three years rather than the single year under SSAP No. 10. SSAP No. 10R also requires the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is more likely than not realizable.

Statements of Cash Flows: Cash and short term investments in the Statements of Cash Flows represent cash balances, demand deposits and short-term fixed maturity investments with initial maturities of one year or less at the date of acquisition. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less. Other invested assets include cash loaned through the Company's reciprocal loan program.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Loan backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The retrospective adjustment method is used to determine the amortized cost for the majority of loan-backed and structured securities.

(Dollar amounts in millions, unless otherwise stated)

For certain securities the prospective adjustment method is used, including interest only securities and securities that have experienced an other-than-temporary impairment.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus. Upon termination, interest related gains and losses are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR. The Company enters into the following derivatives:

- *Interest rate swaps*: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

- Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

- *Credit default swaps*: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and represents amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased

(Dollar amounts in millions, unless otherwise stated)

credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

- *Futures*: The Company utilizes futures contracts in a dynamic hedge of their variable annuity products.

- *Options*: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense. Put options are used to hedge the liability associated with embedded derivatives in certain variable annuity contracts and as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. Options are reported at fair value.

Contract loans are reported at unpaid principal balances.

The Company does not currently engage in reverse repurchase agreements and reverse dollar repurchase agreements, but has in prior years. Such arrangements typically meet the requirements to be accounted for as financings. For both reverse repurchase agreements and reverse dollar repurchase agreements, company policies require that at all times during the respective agreement term, cash or other collateral types obtained is sufficient to allow the Company to find substantially all of the cost of purchasing replacement assets from others. Cash collateral received is used for general liquidity purposes and the offsetting collateral liability is included in borrowed money on the Balance Sheets.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the fair value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Short term investments are reported at amortized cost which approximates fair value. Short term investments include investments with maturities between one year and three months at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Realized capital gains and losses are determined using the first in first out method.

(Dollar amounts in millions, unless otherwise stated)

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.25% to 8.75% for 2010.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the New York Insurance Department, is $18.3 billion and $18.4 billion at December 31, 2010 and 2009, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $83.0 and $105.2 at December 31, 2010 and 2009, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements – Statutory Basis
December 31, 2010

(Dollar amounts in millions, unless otherwise stated)

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Participating Insurance: Participating business approximates less than 2.0% of the Company's ordinary life insurance in force and 5.3% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $0.9, $0.9 and $0.8 was incurred in 2010, 2009 and 2008, respectively.

Benefit Plans: The Company, through its parent or affiliates, provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31	
	2010	**2009**
	(In Thousands)	
Deferred federal income taxes	$ 74,480	$ 79,943
Agents' debit balances	319	329
Deferred and uncollected premiums	1,316	1,914
Other	6,983	5,584
Total nonadmitted assets	$ 83,098	$ 87,770

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2010. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment

(Dollar amounts in millions, unless otherwise stated)

data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2010.

Guaranteed Benefits: For variable annuity guarantees, Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43"), is followed. This guideline interprets how to apply the NAIC Commissioners' Annuity Reserve Valuation Method to Variable Annuities. The greater of the result under a single deterministic "Standard Scenario" and the average of the most severe 30% of randomly generated stochastic scenarios is held. Both reinsurance and hedging are also reflected. Taxes are not incorporated. All assumptions for the Standard Scenario are prescribed. For the stochastic scenarios, equity market returns must meet a calibration test. All other assumptions are set by the actuary using prudent best-estimates. AG43 replaces Actuarial Guidelines 34 and Reg 128 for Variable Annuities effective December 31, 2009. Per AG43, the reserve as of January 1, 2009 shall be the sum of the reserves from the asset adequacy analysis requirements in AG34 and Reg 128. Therefore, there was no cumulative effect of adopting AG 43 in 2009. Where the application of AG43 produces higher reserves that the Company had otherwise established under AG 34 and Reg 128, the Company may request a grade-in period, not to exceed three years, from the Domiciliary Commissioner ("Commissioner"). The grading shall be done only on reserves on the contracts in-force as of the current year. The reserves under the old basis and the new basis shall be compared each year with two-thirds of the difference subtracted from the reserve under the new basis in the current year and one-third of the difference subtracted from the new basis in the upcoming year. The Company did not elect the grade-in provision, therefore reserves at December 31, 2010 and 2009 reflect the full impact of the initial adoption of AG43.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company.

Reserves related to the Company's mortality risk are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $5.9 and $20.8 at December 31, 2010 and 2009, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2.   **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the New York Insurance Department. The New York Insurance Department recognizes only statutory accounting practices prescribed or

(Dollar amounts in millions, unless otherwise stated)

permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the New York Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of New York. The New York Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the New York Insurance Department. As of December 31, 2010, 2009 and 2008, the Company had no such permitted accounting practices.

3. Investments

Fixed Maturities and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
December 31, 2010:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 183,721	$ 2,584	$ 17,538	$ 168,767
States, municipalities, and political subdivisions	6,310	-	1,984	4,326
Foreign other (par value - $320,267)	320,187	11,645	7,286	324,546
Foreign government (par value - $16,932)	18,244	614	456	18,402
Public utilities securities	22,621	1,321	273	23,669
Corporate securities	930,971	53,519	8,436	976,054
Residential mortgage backed securities	135,989	2,661	4,009	134,641
Commercial mortgage backed securities	126,569	5,440	12,193	119,816
Other asset backed securities	41,194	2,793	1,035	42,952
Total fixed maturities	1,785,806	80,577	53,210	1,813,173
Preferred stocks	493	9	-	502
Common stocks	313	390	-	702
Total equity securities	806	399	-	1,204
Total	$ 1,786,612	$ 80,976	$ 53,210	$ 1,814,377

(Dollar amounts in millions, unless otherwise stated)

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
December 31, 2009:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 268,734	$ 2,059	$ 26,116	$ 244,677
States, municipalities, and political subdivisions	6,410	-	1,486	4,924
Foreign other (par value - $235,292)	234,497	4,903	11,705	227,695
Foreign government (par value - $3,557)	3,754	475	70	4,159
Public utilities securities	24,205	639	191	24,653
Corporate securities	723,451	26,969	18,491	731,929
Residential mortgage backed securities	98,311	2,261	15,150	85,422
Commercial mortgage backed securities	208,704	1,441	45,401	164,744
Other asset backed securities	40,015	1,837	3,817	38,035
Total fixed maturities	1,608,081	40,584	122,427	1,526,238
Preferred stocks	493	-	55	438
Common stocks	355	370	-	725
Total equity securities	848	370	55	1,163
Total	$ 1,608,929	$ 40,954	$ 122,482	$ 1,527,401

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31	
	2010	**2009**
	(In Thousands)	
Amortized cost	$ 1,785,806	$ 1,608,081
Adjustments for below investment grade bonds	(6,987)	(2,172)
Carrying value	$ 1,778,819	$ 1,605,909

(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 Months Below Cost		More than 6 Months and Less than 12 Months Below Cost		More than 12 Months Below Cost		Total	
December 31, 2010			*(In Thousands)*					
Fair value	$	338,937	$	15,578	$	171,440	$	525,955
Unrealized loss		13,067		676		39,467		53,210
December 31, 2009								
Fair value	$	230,544	$	35,307	$	424,449	$	690,300
Unrealized loss		6,311		3,689		112,427		122,427

The amortized cost and fair value of investments in bonds at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value	
	(In Thousands)			
Maturity:				
Due in 1 year or less	$	9,975	$	10,143
Due after 1 year through 5 years		330,219		344,243
Due after 5 years through 10 years		550,326		569,047
Due after 10 years		591,534		592,331
		1,482,054		1,515,764
Residential mortgage backed securities		135,989		134,641
Commercial mortgage backed securities		126,569		119,816
Other asset backed securities		41,194		42,952
Total	$	1,785,806	$	1,813,173

At December 31, 2010 and 2009, investments in certificates of deposit and bonds with an admitted asset value of $6.2 and $6.0, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to Residential Mortgage-Backed Securities ("RMBS") and asset-backed securities ("ABS"). Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include residential mortgage loans to customers who have strong credit profiles but lack some prime element(s), such as documentation to substantiate income. Commencing in the fourth quarter of 2007, the Company expanded its definition of Alt-A loans to include residential mortgage loans to borrowers that would otherwise be classified as prime but

23

(Dollar amounts in millions, unless otherwise stated)

whose loan structure provides repayment options to the borrower that increase the risk of default. The Company classifies any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime into the Alt-A category.

The market for securities collateralized by subprime mortgages has been in a period of extended distress and uncertainty with regards to credit performance. Underlying collateral has continued to reflect the problems associated with a housing market that has seen substantial price declines and an employment market that has declined significantly and remained under stress. Credit spreads have widened meaningfully from issuance and rating agency downgrades have been widespread and severe within the sector. Over the course of 2009 and 2010, price transparency and liquidity for bonds backed by subprime mortgages have improved with reduced volatility across broader risk markets. In managing it risk exposure to subprime mortgages, ING takes into account collateral performance and structural characteristics associated with its various positions. It constructs various scenarios to project forward looking cash flows for each bond. ING's views are updated quarterly to ensure other than temporary impairments are properly recorded.

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2010:

	Actual Cost		Book/Adjusted Carrying Value (Excluding Interest)		Fair Value		Other Than Temporary Impairment Losses Recognized	
			(In Thousands)					
Residential mortgage backed securities	$	1,856	$	1,875	$	1,388	$	579
Structured securities		20,828		20,571		19,077		4,293
Total	$	22,684	$	22,446	$	20,465	$	4,872

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2009:

	Actual Cost	Book/Adjusted Carrying Value (Excluding Interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
	(In Thousands)			
Residential mortgage backed securities	$ 2,555	$ 1,970	$ 1,227	$ 92
Structured securities	26,760	26,232	17,967	1,572
Total	$ 29,315	$ 28,202	$ 19,194	$ 1,664

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2008:

	Actual Cost	Book/Adjusted Carrying Value (excluding interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
	(In Thousands)			
Residential mortgage backed securities	$ 68,881	$ 68,661	$ 38,026	$ 2,326
Structured securities	29,689	29,787	18,737	1,140
Total	$ 98,570	$ 98,448	$ 56,763	$ 3,466

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2010.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion. The Company did not participate in this portion of the Back-up Facility. As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of 10% of par value. In addition, under the Back-up Facility, other fees were paid both by ING affiliates and the Dutch State. Each ING company participating in the ING-Dutch State Transaction remains the legal owner of 100% of its Alt-A RMBS portfolio and will

(Dollar amounts in millions, unless otherwise stated)

remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of approximately $65.0 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009 contemporaneous with the closing of the ING-Dutch Transaction.

Since the Company had the intent to sell as of December 31, 2008, a portion of its Alt-A RMBS as part of the Step 1 Cash Transfer, the Company evaluated the securities for impairment under INT 06-07: Definition of Phrase "Other Than Temporary" and SSAP No. 43, "Loan-backed and Structured Securities." Per SSAP No. 43, the book value of the other-than-temporary impaired security must be written down to the estimated undiscounted future cash flows. In applying of SSAP No. 43, the Company considered the estimated undiscounted future cash flows for the impairment to be the remaining undiscounted cash flows on the security over its expected life. Since the estimated undiscounted future cash flow from these securities exceeded the carrying value of the securities at December 31, 2008, no impairment was recorded. The Company recorded a realized loss of $4.5 related to this transaction during the first quarter of 2009. See the ING Restructuring Plan disclosure in Commitments and Contingencies for more on this transaction.

Mortgage Loans

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. As of December 31, 2010 and 2009, the distribution based upon this quality rating system is as follows:

	2010	2009
	(In Thousands)	
AAA	$ -	$ -
AA	11,386	11,882
A	76,995	82,884
BBB	4,155	4,758
BB and below	1,036	3,000
Total commerical mortgage loans	$ 93,572	$ 102,524

(Dollar amounts in millions, unless otherwise stated)

Loan performance is continuously monitored on a loan-specific basis through the review of borrower submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

All commercial mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. As of December 31, 2010 and 2009, the Company held no impaired mortgage loans. For the same periods, no commercial mortgage loans were past due.

The maximum and minimum lending rates for long term mortgage loans during 2010 were 5.5% and 5.5%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Generally all risk coverage at replacement cost is required for a property securing real estate finance investments.

As of December 31, 2010 and 2009, the Company held no mortgages with interest more than 180 days overdue. No interest was past due as of December 31, 2010 and 2009.

The Company had no impaired mortgage loans for 2010, 2009 or 2008.

Net Realized Capital Gains and Losses

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

	Year ended December 31		
	2010	**2009**	**2008**
	(In Thousands)		
Realized capital losses	$ (32,101)	$ (44,079)	$ (1,101)
Amount transferred to IMR (net of related taxes of $(96) in 2010, $(3,325) in 2009, and $(1,334) in 2008	178	6,176	2,477
Federal income tax (expense) benefit	(3,066)	14,066	(3,456)
Net realized capital losses	$ (34,989)	$ (23,837)	$ (2,080)

Realized capital losses include losses of $22.1, $12.9, and $16.4 related to securities that have experienced an other-than-temporary decline in value in 2010, 2009, and 2008, respectively.

(Dollar amounts in millions, unless otherwise stated)

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $0.4 billion, $0.6 billion and $0.5 billion in 2010, 2009 and 2008, respectively. Gross gains of $10.6, $13.0, and $7.1 and gross losses of $2.6, $19.9, and $15.3 during 2010, 2009 and 2008, respectively, were realized on those sales. A portion of the gains and losses realized in 2010, 2009, and 2008 has been deferred to future periods in the IMR.

The following table discloses in aggregate the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R due to intent to sell or inability or lack of intent to hold to recovery in 2010:

	Amortized Cost Basis Before OTTI	Other-than-Temporary Impairments		Fair Value
		Interest	Non-interest	
		(In Thousands)		
Second quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	692	202	-	490
Total second quarter	$ 692	$ 202	$ -	$ 490
Fourth quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	22,532	4,599	-	17,932
Total fourth quarter	$ 22,532	$ 4,599	$ -	$ 17,932
Total	N/A	$ 4,801	$ -	N/A

There were no OTTI's recognized by the Company in the first and third quarters of 2010 due to intent to sell or inability or lack of intent to hold or recovery.

There were no OTTI's recognized by the Company in 2009 due to intent to sell or inability or lack of intent to hold or recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's due to present value of cash flows being less than amortized cost recognized by the Company in accordance with structured securities subject to SSAP No. 43R in 2010:

	Amortized Cost Basis Before OTTI		Present Value of Projected Cash Flows		Recognized OTTI		Amortized Cost After OTTI		Fair Value	
First quarter:			*(In Thousands)*							
00075VAG6	$	9	$	3	$	6	$	3	$	1
1248MGAL8		1,491		1,459		32		1,459		886
126685AM8		840		823		16		823		321
12668WAC1		100		94		6		94		63
12669GUL3		6,143		5,833		310		5,833		4,831
362341S59		4,229		4,135		94		4,135		4,313
46629QAD8		1,277		1,063		214		1,063		733
59023XAD8		917		705		212		705		322
Total first quarter	$	15,006	$	14,115	$	890	$	14,115	$	11,470
Second quarter:										
00075VAG6	$	2	$	2	$	1	$	2	$	1
1248MGAL8		1,448		1,416		32		1,416		909
12668WAC1		94		93		-		93		63
12669GUL3		5,573		5,384		189		5,384		4,982
362341S59		4,010		3,953		58		3,953		4,287
126685AK2		1,651		733		918		733		540
20173QAN1		2,508		2,213		295		2,213		222
1248MBAJ4		1,000		978		22		978		568
Total second quarter	$	16,286	$	14,772	$	1,515	$	14,772	$	11,572
Third quarter:										
12668WAC1	$	93	$	92	$	2	$	92	$	54
12669GUL3		5,045		4,872		172		4,872		4,872
20173QAN1		2,213		329		1,884		329		229
46629PAT5		4,596		2,880		1,717		2,880		1,081
57643MMM3		1,132		1,086		46		1,086		867
Total third quarter	$	13,079	$	9,259	$	3,821	$	9,259	$	7,103

(Dollar amounts in millions, unless otherwise stated)

(Table continued from previous page)

	Amortized Cost Basis Before OTTI		Present Value of Projected Cash Flows		Recognized OTTI		Amortized Cost After OTTI		Fair Value	
Fourth quarter:			*(In Thousands)*							
1248MBAJ4	$	1,075	$	1,066	$	9	$	1,066	$	662
126685AM8		751		744		6		744		421
12668WAC1		92		90		2		90		53
12670FAD2		290		282		8		282		135
23246BAJ0		290		265		25		265		141
46629PAS7		7,296		5,857		1,439		5,857		3,225
46629PAT5		2,855		586		2,270		586		1,863
46629QAD8		1,056		1,056		-		1,056		878
57643MMM3		1,042		1,008		34		1,008		840
59023XAD8		718		536		181		536		350
759676AL3		30		28		1		28		28
75970HAF7		2,500		2,206		294		2,206		1,439
Total fourth quarter	$	17,995	$	13,724	$	4,269	$	13,724	$	10,035

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $10.5 and $2.0 in 2010 and 2009, respectively.

The following table discloses, in the aggregate, all structured securities in an unrealized loss position subject to SSAP No. 43R for which an OTTI has not been recognized in earnings as a realized loss, including securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2010			
	Aggregate Amount of Unrealized Losses		**Aggregate Fair Value of Securities with Unrealized Losses**	
	(In Thousands)			
Less than 12 months	$	666	$	56,786
Greater than 12 months		16,578		42,019
Total	$	17,244	$	98,805

For the years ended December 31, 2010, 2009 and 2008, realized capital losses include $0.6, $3.6 and $0.7 respectively related to Limited Partnerships that have experienced an other than temporary decline in value.

(Dollar amounts in millions, unless otherwise stated)

Investment Income

Major categories of net investment income are summarized as follows:

		Year ended December 31				
		2010		**2009**		**2008**
		(In Thousands)				
Income:						
Bonds	$	88,746	$	89,282	$	97,940
Mortgage loans		6,221		7,286		9,091
Contract loans		7,681		7,312		6,776
Derivatives		2,474		(1,000)		(931)
Other		4,025		3,066		5,044
Total investment income		109,147		105,946		117,920
Investment expenses		(2,745)		(2,643)		(4,921)
Net investment income	$	106,402	$	103,303	$	112,999

Reverse Repurchase Agreements and Securities Lending

The Company had loaned securities, which are reflected as invested assets on the Balance Sheets, with a fair value of approximately $60.5 and $46.8 at December 31, 2010 and 2009, respectively.

The aggregate amount of collateral received, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2010 and 2009 are shown below. The Company does not participate in dollar repurchase transactions.

		At December 31, 2010			At December 31, 2009	
		Reverse Repurchase Agreements	**Securities Lending**		**Reverse Repurchase Agreements**	**Securities Lending**
		(In Thousands)				
Open	$	-	$ 62,470	$	-	$ 48,596
30 days or less		-	-		-	-
31 to 60 days		-	-		-	-
61 to 90 days		-	-		-	-
Greater than 90 days		-	-		-	-
Securities received		-	-		-	-
Total collateral received	$	-	$ 62,470	$	-	$ 48,596

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral reinvested, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2010 and 2009 are shown below:

At December 31, 2010:

| | Repurchase Agreements | | Securities Lending | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Open	$ -	$ -	$ -	$ -
30 days or less	-	-	56,392	56,031
31 to 60 days	-	-	-	-
61 to 90 days	-	-	-	-
91 to 120 days	-	-	-	-
121 to 180 days	-	-	-	-
181 to 365 days	-	-	6,051	6,051
1 to 2 years	-	-	-	-
2 to 3 years	-	-	-	-
Greater than 3 years	-	-	23	9
Securities received	-	-	-	-
Total collateral reinvested	$ -	$ -	$ 62,466	$ 62,091

At December 31, 2009:

| | Repurchase Agreements | | Securities Lending | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Open	$ -	$ -	$ -	$ -
30 days or less	-	-	44,492	44,115
31 to 60 days	-	-	-	-
61 to 90 days	-	-	78	77
91 to 120 days	-	-	2,000	1,999
121 to 180 days	-	-	26	9
181 to 365 days	-	-	2,000	1,992
1 to 2 years	-	-	-	-
2 to 3 years	-	-	-	-
Greater than 3 years	-	-	-	-
Securities received	-	-	-	-
Total collateral reinvested	$ -	$ -	$ 48,596	$ 48,192

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

Low-Income Housing Tax Credits

The Company had a carrying value of $0.4 in Low-Income Housing Tax Credits ("LIHTC") at December 31, 2010. The tax credits are projected to expire in 2018. The Company is indifferent to the holding period of the investments as the credits are guaranteed by a third party. The Company is unaware of any current regulatory reviews of the LIHTC property.

4. Derivative Financial Instruments Held for Purposes Other than Trading

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the Balance Sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the Statements of Operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract is five or seven years. In the event of default of the reference entity, the Company would be required to pay the notional amount of contract. At December 31, 2010, the total amount would be $50.0.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts included in other invested assets or other liabilities at December 31, 2010 and 2009:

	Notional Amount		Carrying Value		Fair Value	
			(In Thousands)			
December 31, 2010						
Derivative contracts:						
Options owned	$	24,024	$	648	$	648
Futures owned		94,773		206		206
Swaps		134,403		1,017		1,319
Total derivatives	$	253,200	$	1,871	$	2,173
December 31, 2009						
Derivative contracts:						
Options owned	$	23,786	$	753	$	753
Futures owned		86,049		737		737
Swaps		28,320		(1,707)		(1,690)
Total derivatives	$	138,155	$	(217)	$	(200)

5.   Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $98.9 and $111.3 and an aggregate fair value of $91.7 and $83.2 at December 31, 2010 and 2009, respectively. Those holdings amounted to 5.56% of the Company's investments in bonds and 4.45% of total admitted assets at December 31, 2010. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $232.1 and $106.9 with an aggregate NAIC fair value of $228.4 and $90.0 at December 31, 2010 and 2009, respectively. The carrying value of these holdings amounted to 13.05% of the Company's investment in bonds and 10.43% of the Company's total admitted assets at December 31, 2010.

At December 31, 2010, the Company's commercial mortgages involved a concentration of properties located in California (39.4%) and Texas (15.5%). The remaining commercial mortgages relate to properties located in 19 other states. The portfolio is well diversified, covering many different types of income producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $6.7.

(Dollar amounts in millions, unless otherwise stated)

6.   Annuity Reserves

At December 31, 2010 and 2009, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2010		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 865	0.1 %
At book value less surrender charge	52,854	3.6
At fair value	1,062,535	72.7
Subtotal	1,116,254	76.4
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	289,542	19.8
Not subject to discretionary withdrawal	55,616	3.8
Total annuity reserves and deposit fund liabilities	$ 1,461,412	100.0 %
December 31, 2009		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 3,121	0.2 %
At book value less surrender charge	45,000	3.3
At fair value	982,136	71.6
Subtotal	1,030,257	75.1
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	282,250	20.6
Not subject to discretionary withdrawal	58,943	4.3
Total annuity reserves and deposit fund liabilities	$ 1,371,450	100.0 %

Of the $1.5 billion total net annuity reserves and deposit fund liabilities at December 31, 2010, $0.4 billion is included in the general account, and $1.1 billion is included in the separate account. Of the $1.4 billion total net annuity reserves and deposit fund liabilities at December 31, 2009, $0.4 billion is included in the general account, and $1.0 billion is included in the separate account.

(Dollar amounts in millions, unless otherwise stated)

7. **Employee Benefit Plans**

Defined Benefit Plan: ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Qualified Plan"), effective as of December 31, 2001. Effective January 1, 2009, the Qualified Plan is no longer available to new employees or re-hires. Employees of ING North America and its subsidiaries and affiliates (excluding certain employees) hired prior to January 1, 2009 will continue to be eligible to participate in the Qualified Plan.

The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Qualified Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Qualified Plan were $2.1, $1.8 and $1.0 for 2010, 2009 and 2008, respectively. ING North America is responsible for all Qualified Plan liabilities.

Defined Contributions Plans: ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation ("PBGC'). The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Expense for matching contribution allocated to the Company was $0.7 and $0.8 for 2010 and 2009, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage

Effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving

(Dollar amounts in millions, unless otherwise stated)

coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009.

8.   **Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of the separate accounts business follows:

	Non-Indexed Guarantee Less than/ Equal to 4%	Non-Guaranteed Separate Accounts	Total
		(In Thousands)	
December 31, 2010			
Premium, consideration or deposits for the year	$ -	$ 33,445	$ 33,445
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 1,104,241	$ 1,104,241
Amortized cost	404	-	404
Total reserves	$ 404	$ 1,104,241	$ 1,104,645
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 404	$ -	$ 404
At market value	-	1,102,977	1,102,977
Subtotal	404	1,102,977	1,103,381
Not subject to discretionary withdrawal	-	1,264	1,264
Total separate account reserves	$ 404	$ 1,104,241	$ 1,104,645

(Dollar amounts in millions, unless otherwise stated)

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2009			
Premium, consideration or deposits for the year	$ -	$ 147,845	$ 147,845
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 1,022,057	$ 1,022,057
Amortized cost	499	-	499
Total reserves	$ 499	$ 1,022,057	$ 1,022,556
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 499	$ -	$ 499
At market value	-	1,020,807	1,020,807
Subtotal	499	1,020,807	1,021,306
Not subject to discretionary withdrawal	-	1,250	1,250
Total separate account reserves	$ 499	$ 1,022,057	$ 1,022,556

Some assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type, as of December 31, 2010:

Product or Transaction	Legally Insulated Assets	Not Legally Insulated Assets
	(In Thousands)	
BSL Variable Life	$ 12,145	$ -
Variable Annuities	1,070,651	-
Deferred Annuities	29,047	-
Investor Elite	3,524	-
Select Life 1	16,464	-
Select Life 2	4,383	-
Variable Estate Design	2,328	-
	$ 1,138,542	$ -

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. As of December 31, 2010, the general account of the Company had a maximum guarantee for separate account liabilities of $1.2 billion. To compensate the general account for the risk taken, the separate account paid $0 in risk charges for the year ended December 31, 2010. Total separate account guarantees paid by the Company's general account for the year ended December 31, 2010 were $1.1 million.

(Dollar amounts in millions, unless otherwise stated)

The Company does not engage in securities lending transactions within its separate accounts.

Pursuant to the policies and procedures, the Company is required to obtain approval and or otherwise notify the contract holders that assets backing their investments may be loaned in securities lending transactions.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2010	**2009**	**2008**
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 33,449	$ 147,845	$ 382,686
Transfers from separate accounts	(54,711)	(297,153)	(84,798)
Transfers as reported in the statements of operations	$ (21,262)	$ (149,308)	$ 297,888

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2010 and 2009 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)	Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)	Guaranteed Minimum Income Benefit (GMIB)
	(In Thousands)		
December 31, 2010			
Separate Account Liability	$ 1,076,791	$ 383,172	$ 359,259
Gross amount of reserve	5,907	7,656	43,754
Reinsurance reserve credit	493	-	-
December 31, 2009			
Separate Account Liability	$ 1,009,308	$ 426,657	$ 360,133
Gross amount of reserve	20,835	13,371	50,397
Reinsurance reserve credit	639	-	-

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2010 and 2009 was $1.1 billion and $1.1 billion, respectively.

(Dollar amounts in millions, unless otherwise stated)

9.   **Federal Income Taxes**

The Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	ING Investment Trust Co.
Branson Insurance Agency, Inc	ING Investments Distributor, LLC
Compulife, Inc.	ING Investments, LLC
Directed Services, LLC	ING Life Insurance and Annuity Company
Financial Network Investment Corporation	ING National Trust
FN Insurance Services, Inc.	ING North America Insurance Corporation
FNI International, Inc.	ING Payroll Management, Inc.
Furman Selz Investments, LLC	ING Pomona Holdings LLC
Guaranty Brokerage Services, Inc.	ING Realty Group LLC
IB Holdings, LLC	ING Retail Holding Company, Inc.
IIPS of Florida, LLC	ING USA Annuity and Life Insurance Company
ILICA, Inc.	ING Wealth Solutions, LLC
ING Alternative Asset Management, LLC	Lion Connecticut Holdings Inc.
ING America Equities, Inc.	Lion Custom Investments, LLC
ING America Insurance Holdings, Inc.	Lion II Custom Investments, LLC
ING Brokers Network, LLC	MFSC Insurance Services, Inc.
ING Capital Corporation, LLC	Midwestern United Life Insurance Company
ING Equity Holdings, Inc.	Multi-Financial Group, LLC
ING Financial Advisors, LLC	Multi-Financial Securities Corporation
ING Financial Partners, Inc.	Pomona Management LLC
ING Financial Products Company, Inc.	PrimeVest Financial Services, Inc.
ING Funds Services, LLC	PrimeVest Insurance Agency of Texas, Inc.
ING Furman Selz (SBIC) Investments LLC	ReliaStar Life Insurance Company
ING Institutional Plan Services, LLC	ReliaStar Life Insurance Company of New York
ING Insurance Agency of Texas, Inc.	Roaring River, LLC
ING Insurance Agency, Inc.	Roaring River II, LLC
ING Insurance Services, Inc.	Security Life Assignment Corp.
ING Insurance Services of Massachusetts, Inc.	Security Life of Denver Insurance Company
ING International Insurance Holdings, Inc.	Security Life of Denver International, Ltd.
ING International Nominee Holdings, Inc.	SLDI Georgia Holdings, Inc.
ING Investment Advisors, LLC	Systematized Benefits Administrators, Inc.
ING Investment Management Alternative Assets, LLC	Whisperingwind I, LLC
ING Investment Management Co.	Whisperingwind II, LLC
ING Investment Management Services, LLC	Whisperingwind III, LLC
ING Investment Management, LLC	

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

		Year ended December 31		
		2010	**2009**	**2008**
		(In Thousands)		
Federal tax expense on operations	$	3,113	6,853	4,302
Federal tax expense (benefit) on capital gains and losses		3,066	(14,066)	3,456
Total current tax expense (benefit) incurred	$	6,179	$ (7,213)	$ 7,758

The Company adopted SSAP 10R effective December 31, 2009. The December 31, 2010 and 2009 balances and related disclosures are calculated and presented pursuant to SSAP 10R. The December 31, 2008 balances and related disclosures are calculated and presented pursuant to SSAP 10 prior to its modification by SSAP 10R.

The decrease in total deferred tax assets that were nonadmitted including the tax valuation allowance was $5.5 and $33.5 for 2010 and 2009, respectively.

The Company has elected to admit deferred tax assets pursuant to paragraph 10.e of SSAP 10R for the year ended December 31, 2010 and 2009. The years ended December 31, 2010 and 2009 election differs from the December 31, 2008 year-end reporting period.

(Dollar amounts in millions, unless otherwise stated)

The amount of admitted adjusted gross deferred tax assets admitted under each component of SSAP 10R:

	2010	2009	Change
	(In Thousands)		
Ordinary			
Paragraph 10.a.	$ -	$ -	$ -
Paragraph 10.b., **lesser of:**			
Paragraph 10.b.i.	10,190	9,408	782
Paragraph 10.b.ii.	28,244	35,734	(7,490)
Paragraph 10.b. (lesser of b.i. or b.ii.)	10,190	9,408	782
Paragraph 10.c.	18,702	17,157	1,545
Total admitted from application of paragraph 10.a. - 10.c.	28,892	26,565	2,327
Paragraph 10.e.i.	-	-	-
Paragraph 10.e.ii., **lesser of:**			
Paragraph 10.e.ii.a.	30,703	16,662	14,041
Paragraph 10.e.ii.b.	42,366	53,600	(11,234)
Paragraph 10.e.ii. (lesser of e.ii.a. or e.ii.b.)	30,703	16,662	14,041
Paragraph 10.e.iii.	18,702	17,157	1,545
Total admitted from application of paragraph 10.e.	$ 49,405	$ 33,819	$ 15,586
Capital			
Paragraph 10.a.	$ -	$ -	$ -
Paragraph 10.b., **lesser of:**			
Paragraph 10.b.i.	8,671	3,780	4,891
Paragraph 10.b.ii.	N/A	N/A	N/A
Paragraph 10.b. (lesser of b.i. or b.ii.)	8,671	3,780	4,891
Paragraph 10.c.	-	1,092	(1,092)
Total admitted from application of paragraph 10.a. - 10.c.	8,671	4,872	3,799
Paragraph 10.e.i.	-	-	-
Paragraph 10.e.ii., **lesser of:**			
Paragraph 10.e.ii.a.	8,671	3,780	4,891
Paragraph 10.e.ii.b.	N/A	N/A	N/A
Paragraph 10.e.ii. (lesser of e.ii.a. or e.ii.b.)	8,671	3,780	4,891
Paragraph 10.e.iii.	-	1,092	(1,092)
Total admitted from application of paragraph 10.e.	$ 8,671	$ 4,872	$ 3,799
Total			
Paragraph 10.a.	$ -	$ -	$ -
Paragraph 10.b., **lesser of:**			
Paragraph 10.b.i.	18,861	13,188	5,673
Paragraph 10.b.ii.	28,244	35,734	(7,490)
Paragraph 10.b. (lesser of b.i. or b.ii.)	18,861	13,188	5,673
Paragraph 10.c.	18,702	18,249	453
Total admitted from application of paragraph 10.a. - 10.c.	37,563	31,437	6,126
Paragraph 10.e.i.	-	-	-
Paragraph 10.e.ii., **lesser of:**			
Paragraph 10.e.ii.a.	39,374	20,442	18,932
Paragraph 10.e.ii.b.	42,366	53,600	(11,234)
Paragraph 10.e.ii. (lesser of e.ii.a. or e.ii.b.)	39,374	20,442	18,932
Paragraph 10.e.iii.	18,702	18,249	453
Total admitted from application of paragraph 10.e.	$ 58,076	$ 38,691	$ 19,385

(Dollar amounts in millions, unless otherwise stated)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	2010	2009	Change
	(In Thousands)		
(1) Deferred Tax Assets			
Ordinary:			
Deferred acquisition costs	$ 26,935	$ 28,311	$ (1,376)
Insurance reserves	74,675	75,940	(1,265)
Investments	9,732	-	9,732
Compensation and benefits	4,017	3,548	469
Nonadmitted assets and other surplus items	1,984	872	1,112
Litigation accruals	1,449	1,650	(201)
Unrealized loss	-	564	(564)
Tax credits	132	132	-
Other	2,263	1,269	994
Total gross deferred tax asset	121,187	112,286	8,901
Valuation allowance adjustment	(132)	-	(132)
Total adjusted gross deferred tax asset	121,055	112,286	8,769
Nonadmitted deferred tax assets	(71,650)	(78,466)	6,816
Admitted ordinary deferred tax assets	$ 49,405	$ 33,820	$ 15,585
Capital:			
Investments	$ 11,056	$ 6,348	$ 4,708
Unrealized loss	313	-	313
Total gross deferred tax asset	11,369	6,348	5,021
Valuation allowance adjustment	(2,698)	(1,477)	(1,221)
Total adjusted gross deferred tax asset	8,671	4,871	3,800
Nonadmitted deferred tax assets	-	-	-
Admitted capital deferred tax assets	$ 8,671	$ 4,871	$ 3,800
Total admitted deferred tax assets	$ 58,076	$ 38,691	$ 19,385
(2) Deferred Tax Liabilities			
Ordinary:			
Investments	$ (840)	$ (837)	$ (3)
Deferred and uncollected premiums	(13,946)	(11,302)	(2,644)
Insurance reserves	(3,267)	-	(3,267)
Other	(649)	(5,018)	4,369
Total deferred tax liability	$ (18,702)	$ (17,157)	$ (1,545)
Capital:			
Investments	$ -	$ (20)	$ 20
Unrealized gain	-	(1,072)	1,072
Total deferred tax liability	$ -	$ (1,092)	$ 1,092
Total deferred tax liabilities	$ (18,702)	$ (18,249)	$ (453)
(3) Net Deferred Tax Assets/Liabilities	$ 39,374	$ 20,442	$ 18,932

(Dollar amounts in millions, unless otherwise stated)

The valuation allowance adjustment to gross deferred tax assets as of December 31, 2010 and 2009 was $2.8 and $1.4, respectively. The net change in the total valuation allowance adjustment for the years ended December 31, 2010 and 2009 was an increase of $1.4 and $1.4, respectively due to the application of SSAP 10R. The valuation allowance adjustment at 2010 and 2009 is related to capital losses and foreign tax credits as it is unlikely that the Company will be able to realize sufficient taxable capital gain income to offset taxable capital losses or utilize foreign tax credits.

The change in deferred income taxes reported in surplus before the consideration of nonadmitted assets is comprised of the following components:

	December 31		Change
	2010	2009	
	(In Thousands)		
Total gross deferred tax asset	$ 113,854	$ 100,385	$ 13,469
Valuation allowance adjustment	(2,830)	(1,477)	(1,353)
Net deferred tax asset	111,024	98,908	12,116
Remove unrealized losses	(50)	(507)	457
Net tax effect without unrealized gains and losses	$ 111,074	$ 99,415	$ 11,659
Remove other items in surplus:			
Unauthorized Reinsurance			(624)
Current year change in non admitted assets			937
Other			(835)
Remove current year change in valuation allowance adjustment			(1,353)
Change in deferred taxes for rate reconciliation			$ 13,534

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculations to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	2010
Ordinary	
Adjusted gross DTAs (% of total adjusted gross DTAs)	0.00%
Net admitted adjusted gross DTAs (% of Total net admitted adjusted gross DTAs)	0.00%
Capital	
Adjusted gross DTAs (% of total adjusted gross DTAs)	100.00%
Net admitted adjusted gross DTAs (% of Total net admitted adjusted gross DTAs)	100.00%
Total	
Adjusted gross DTAs (% of total adjusted gross DTAs)	6.68%
Net admitted adjusted gross DTAs (% of Total net admitted adjusted gross DTAs)	14.93%

The Company has no unrecorded tax liability as of December 31, 2010.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31					
	2010		2009		2008	
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
	(In Thousands)					
Ordinary income (loss)	$ 18,076		$ 125,936		$ (190,525)	
Capital losses	(31,923)		(37,903)		1,376	
Total pretax (loss) income	(13,847)		88,033		(189,149)	
Expected tax expense (benefit) at 35% statutory rate	(4,846)	35.0%	30,812	35.0%	(66,202)	35.0%
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(1,719)	12.4%	(1,190)	-1.4%	(1,100)	0.6%
b. Interest maintenance reserve	643	-4.6%	(1,580)	-1.8%	(792)	0.4%
c. Reinsurance	(949)	6.9%	(949)	-1.1%	13,513	-7.1%
d. IRS Audit Adjustment	(538)	3.9%	-	0.0%	-	0.0%
e. Other	54	-0.4%	(320)	-0.4%	(48)	0.0%
Total income tax reported	$ (7,355)	53.1%	$ 26,773	30.4%	$ (54,629)	28.9%
Current income taxes incurred	$ 6,179	-44.6%	(7,213)	-8.2%	7,758	-4.1%
Change in deferred income tax*	(13,534)	97.7%	33,986	38.6%	(62,387)	33.0%
Total income tax reported	$ (7,355)	53.1%	$ 26,773	30.4%	$ (54,629)	28.9%

* excluding tax on unrealized gains (losses) and other surplus items

(Dollar amounts in millions, unless otherwise stated)

The Company's RBC level used for purposes of paragraph 10.d is based on authorized control level RBC of $22.6 and total adjusted capital of $323.5. The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the RBC calculation and the increased amount of deferred tax assets, admitted assets and surplus as the result of the application of paragraph 10.e:

	2010	2009	Change
	(In Thousands)		
SSAP No. 10R, Paragraphs 10.a., 10.b., and 10.c.:			
Admitted DTA:			
Ordinary	$ 10,190	$ 9,408	782
Capital	8,670	3,780	4,890
Total admitted DTA	18,860	13,188	5,672
Admitted assets	3,343,995	3,202,170	141,825
Statutory surplus	299,682	315,337	(15,655)
Total adjusted capital	$ 302,950	$ 318,043	$ (15,093)
Increases Due to SSAP No. 10R, Paragraph 10.e.:			
Admitted DTA:			
Ordinary	$ 30,703	$ 16,662	14,041
Capital	8,671	3,780	4,891
Total admitted DTA	39,374	20,442	18,932
Admitted assets	3,364,509	3,209,428	155,081
Statutory surplus	320,196	322,591	(2,395)
Total adjusted capital	$ 323,464	$ 325,298	$ (1,834)
Increased Admitted DTA:	$ 20,514	$ 7,255	13,259

As of December 31, 2010, there is no operating loss or tax credit carryforward available for tax purposes. The Company has a minimal tax credit carry forward offset by a full tax valuation allowance.

There are no federal income taxes incurred that will be available for recoupment in the event of future net losses from 2010, 2009 and 2008.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2010.

Under the intercompany tax sharing agreement, the Company has a payable to ING AIH, an affiliate, of $3.0 and $3.9 for federal income taxes as of December 31, 2010 and 2009, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company's transferable state tax credit assets are as follows:

Method of Estimating Utilization of Remaining Transferrable State Tax Credit	State	Carrying Value at Balance Sheet Date	Unused Credit Remaining at Balance Sheet Date
		(In Thousands)	
December 31, 2010			
Estimated credit from film production	CT	$ 218	$ 233
Fixed credit at time of purchase	NY	-	506
Total state tax credits		$ 218	$ 739
December 31, 2009			
Estimated credit from film production	CT	$ 317	$ 350
Fixed credit at time of purchase	NY	-	1,012
Total state tax credits		$ 317	$ 1,362

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

	2010	2009	2008
	(In Thousands)		
Balance at beginning of year	$ 600.0	$ 600.0	$ 1,100.0
Additions for tax positions related to current year	-	100.0	100.0
Additions for tax positions related to prior years	(800.0)	(100.0)	(600.0)
Balance at end of year	$ (200.0)	$ 600.0	$ 600.0

The Company had $0.0, $0.6 and $0.6 of unrecognized tax benefits as of December 31, 2010, 2009 and 2008, respectively, that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Federal income taxes and Federal income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had accrued interest of $0.0 and $0.1 as of December 31, 2010 and 2009 respectively. The decrease during the period ended December 31, 2010 is primarily related to the settlement of the 2004-2008 federal audits.

In September 2010, the IRS completed its examination of the Company's returns through tax year 2008. The provision for the year ended December 31, 2010 reflected non-recurring favorable adjustments, resulting from a reduction in the tax liability that was no longer deemed necessary based upon the results of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's positions.

(Dollar amounts in millions, unless otherwise stated)

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2009 and 2010 and it is expected that the examination of tax year 2009 will be finalized within the next twelve months. Upon finalization of the IRS examination it is reasonably possible that the unrecognized tax benefits will increase by up to $0.2. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2009 and 2010.

10.   Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

		Year ended December 31				
		2010		**2009**		**2008**
		(In Thousands)				
Premiums	$	121,699	$	123,288	$	135,242
Benefits paid or provided		51,495		38,122		47,499
Policy and contract liabilities at year end		519,230		435,653		356,412

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

Assumed premiums amounted to $0, $2.7 and $5.4 for 2010, 2009 and 2008, respectively.

11.   Capital and Surplus

Under New York insurance regulations, the Company is required to maintain a minimum total capital and surplus of $6.0. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Superintendent of the State of New York is limited to the lesser of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $90.0 was contributed to the Company, effective for December 31, 2008. The contribution was

(Dollar amounts in millions, unless otherwise stated)

comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. The Company did not pay dividends to ReliaStar during 2010 or 2009. The New York Insurance Department does not require notice or approval for ordinary dividends.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2010, the Company meets the RBC requirements.

12.   Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

(Dollar amounts in millions, unless otherwise stated)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2010		**2009**	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Assets:				
Bonds	$ 1,778,819	$ 1,813,173	$ 1,605,909	$ 1,526,238
Preferred stocks	493	502	493	438
Common stocks	702	702	725	725
Mortgage loans	93,572	99,245	102,524	100,619
Securities lending reinvested collateral	62,470	62,470	-	-
Derivatives securities				
Options owned	648	648	753	753
Futures owned	206	206	737	737
Swaps	2,017	2,525	13	30
Contract loans	110,375	110,375	107,985	107,985
Cash, cash equivalents and				
short term investments	69,053	69,053	229,529	229,529
Separate account assets	1,138,542	1,138,542	1,065,783	1,065,783
Liabilities:				
Policyholder funds	288	288	1,333	1,333
Payable for securities lending	62,470	62,470	-	-
Derivatives securities				
Swaps	1,000	1,206	1,720	1,720

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents and short term investments: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100, *Fair Value Measurements* ("SSAP 100"). Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review,

(Dollar amounts in millions, unless otherwise stated)

comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 1.15% and 30% over the total portfolio. Effective December 31, 2010, the Company statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market.

(Dollar amounts in millions, unless otherwise stated)

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP 100 and ASC Subtopic 820-10, formerly FASB Statement No. 157, *Fair Value Measurements*.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2010:

At December 31, 2010

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
US corporate, state & municipal	$ -	$ 2,584	$ -	$ 2,584
Residential mortgage-backed	-	-	70	70
Commercial mortgage-backed	-	10,102	-	10,102
Other asset-backed	-	-	1,596	1,596
Common stock	88	-	614	702
Cash, cash equivalents and short-	-	-	-	
term investments	69,053	-	-	69,053
Derivatives				
Call options	-	-	648	648
Futures	206	-	-	206
Swaps	-	1,932	-	1,932
Separate account assets	1,137,028	1,514	-	1,138,542
Total assets	$ 1,206,375	$ 16,132	$ 2,928	$ 1,225,435
Liabilities:				
Derivatives				
Swaps	-	915	-	915
Total liabilities	$ -	$ 915	$ -	$ 915

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2009:

At December 31, 2009

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
US Corporate, State & Municipal	$ -	$ 3,052	$ -	$ 3,052
Foreign	-	1,800	-	1,800
Residential Mortgage Backed	-	-	542	542
Other Asset Backed	-	1,178	-	1,178
Common stock	60	-	665	725
Cash, cash equivalents and short-term investments	229,529	-	-	229,529
Derivatives				
Options owned	-	-	753	753
Futures owned	737	-	-	737
Swaps	-	13	-	13
Separate account assets	1,065,783	-	-	1,065,783
Total assets	$ 1,296,109	$ 6,043	$ 1,960	$ 1,304,130
Liabilities:				
Derivatives				
Swaps	$ -	$ 1,720	$ -	$ 1,720
Total liabilities	$ -	$ 1,720	$ -	$ 1,720

Bonds: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Privately placed bond fair value are determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. Over the course of 2009 and 2010, price transparency and liquidity for bonds backed by subprime mortgages have improved with reduced volatility across broader risk markets. The Company monitors the market for subprime and continues to categorize these securities as Level 3 in the valuation hierarchy.

Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private

(Dollar amounts in millions, unless otherwise stated)

equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. The Company's own credit risk is monitored by comparison of credit ratings from national rating services. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain Options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. The underlying instruments in bonds have valuations that are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policies described above for fixed maturities.

The Company did not have any security transfers between Level 1 and Level 2 during 2010.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

| | Bonds | | | Derivatives | |
	RMBS	ABS	Common Stock	Options	Total
			(In Thousands)		
Beginning balance	$ 542	$ -	$ 665	$ 753	$ 1,960
Transfers into Level 3	-	2,000	-	-	2,000
Transfers out of Level 3	(503)	-	-	-	(503)
Total gains (losses) included in income	(10)	-	-	394	384
Total gains (losses) included in surplus	41	(404)	(18)	(68)	(449)
Purchases	-	-	-	444	444
Issues	-	-	-	-	-
Sales	-	-	(33)	(875)	(908)
Settlements	-	-	-	-	-
Ending Balance	$ 70	$ 1,596	$ 614	$ 648	$ 2,928

The transfers out of Level 3 during the year ended December 31, 2010 are primarily due to the Company's use of commercial pricing services to value certain multiclass residential mortgage-backed securities ("RMBS"). These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and have been classified as Level 2. These Multiclass RMBS had previously been valued by using the average of broker quotes when more than one broker quote was provided.

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009:

| | Bonds | | | Derivatives | |
	RMBS	ABS	Common Stock	Options	Total
			(In Thousands)		
Beginning balance	$ 2	$ -	$ -	$ 252	$ 254
Transfers into Level 3	2,668	-	624	-	3,292
Transfers out of Level 3	-	-	-	-	-
Total gains (losses) included in income	(1,118)	-	-	551	(567)
Total gains (losses) included in surplus	(1,010)	-	41	-	(969)
Purchases	-	-	-	481	481
Issues	-	-	-	-	-
Sales	-	-	-	(531)	(531)
Settlements	-	-	-	-	-
Ending Balance	$ 542	$ -	$ 665	$ 753	$ 1,960

(Dollar amounts in millions, unless otherwise stated)

13.   Commitments and Contingencies

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $6.7 and $3.9 at December 31, 2010 and 2009, respectively. The Company is also committed to provide additional capital contributions to partnerships of $10.4 and $12.1 at December 31, 2010 and 2009, respectively.

Operating Leases: The Company is party to certain cost sharing agreements with other affiliated ING United States companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2010, 2009 and 2008 under this cost sharing methodology.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost sharing arrangements and service agreements.

The Company is not involved in any sale leaseback transactions.

Legal Proceedings: The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters: As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company. It is the practice of the Company and its affiliates to cooperate fully in these matters.

(Dollar amounts in millions, unless otherwise stated)

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, death benefits, withdrawals, and surrenders.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the

(Dollar amounts in millions, unless otherwise stated)

fixed account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

During 2009, the Company took certain actions to reduce its exposure to interest rate and market risks. These actions included reducing guaranteed interest rates for new business, reducing credited rates on existing business, curtailing sales of some products, reassessment of the investment strategy with a focus on U.S. Treasury and investment grade assets, as well as hedging certain funds which previously were not hedged and continuing a hedging program to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. During 2010, the Company continued monitoring these initiatives and their impacts on earnings, capital, and liquidity. The Company will continue monitoring these initiatives going forward and will determine whether further actions are necessary.

ING Restructuring Plan: On October 26, 2009, ING announced the key components of the final Restructuring Plan ING submitted to the European Commission ("EC") as part of the process to receive EC approval for the state aid granted to ING by the Dutch State in the form of EUR 10 billion Core Tier 1 securities issued on November 12, 2008 and the ING-Dutch State Transaction. As part of the Restructuring Plan, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof. In November 2009, the Restructuring Plan received formal EC approval and the separation of insurance and banking operations and other components of the Restructuring Plan were approved by ING shareholders. ING also reached an agreement with the Dutch State to alter the repayment terms of the Core Tier 1 securities in order to facilitate early repayment and ING repurchased in December 2009 EUR 5 billion of the total EUR 10 billion Core Tier 1 securities issued to the Dutch State. As part of the Restructuring Plan, ING also agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. In total, these extra payments amounted to a net present value of EUR 1.3 billion, and were recorded by ING as a one-time pre-tax charge in the fourth quarter of 2009. The terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remained unaltered and the additional payments were not borne by the Company or any other ING U.S. subsidiaries. In order to finance the repayment of EUR 5 billion Core Tier 1 securities and the associated costs as well as to mitigate the capital impact of the additional payments for the Back-Up Facility, ING launched a capital increase without preferential subscription rights for holders of (bearer depositary

(Dollar amounts in millions, unless otherwise stated)

receipts for) ordinary shares of up to EUR 7.5 billion in November 2009. The rights issue was completed in December 2009. Proceeds of the issue in excess of the above amounts will be used to strengthen ING's capital position.

On January 28, 2010, ING announced the filing of its appeal with the General Court of the European Union against specific elements of the EC's decision regarding the ING Restructuring Plan. Despite the appeal, ING is committed to executing the formal separation of banking and insurance and the divestment of the latter as announced on October 26, 2009. In its appeal, ING contests the state aid calculation the EC applied to the reduction in repayment premium agreed upon by ING and the Dutch State in connection with ING's December 2009 repayment of the first EUR 5 billion of Core Tier 1 securities. ING is also appealing the disproportionality of the price leadership restrictions imposed on ING with respect to the European financial sector.

On November 10, 2010, ING announced that while the option of one global initial public offering ("IPO") remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S.-focused IPO.

On October 27, 2009, subsequent to the announcement of the Restructuring Plan, the insurance financial strength ratings of the Company and ING's other primary U.S. insurance companies were downgraded by Moody's Investors Service, Inc. to A2 from A1 and by Fitch Ratings Ltd to A- from A.

14.   **Financing Agreements**

The Company maintains a revolving loan agreement with Bank of New York Mellon, ("Mellon"). Under this agreement, the Company can borrow up to $30.0 from Mellon. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for Mellon for the period applicable for the advance plus 0.35% or (2) a rate quoted by Mellon to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, there were no amounts payable to Mellon at December 31, 2010 and 2009.

The Company maintains a reciprocal loan agreement with ING AIH to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expired and was renewed February 1, 2009, the Company and ING AIH can borrow up to 5% of the Company's net admitted assets as of December 31 of the preceding year from one another. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. The receivable for these loans are reported as an asset in cash and short term investments.

(Dollar amounts in millions, unless otherwise stated)

The payable is recorded in borrowed money. Under this agreement, the Company incurred no interest income for the years ended December 31, 2010, 2009 and 2008.

Through this reciprocal loan agreement, the Company had borrowed $175.5 and repaid $175.5 in 2010; had no borrowing in 2009, and borrowed $384.0 and repaid $384.0 in 2008. These borrowings were on a short term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest expense on borrowed money was minimal during 2010, 2009 and 2008, respectively.

The Company is the beneficiary of letters of credit totaling $32.4; terms of the letters of credit provide for automatic renewal upon anniversary unless otherwise canceled or terminated by the ceding company or the letter of credit provider.

15.   Related Party Transactions

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING United States companies are allocated among companies in accordance with systematic cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Beginning in 2010, IIM began using competitive market rates to bill the Company for both the asset management and ancillary services it provides. Total fees under the agreement were approximately $2.7, $2.1, and $2.5 for the years ended December 31, 2010, 2009 and 2008, respectively.

Services Agreements: The Company has entered into a services agreement with each of its affiliated insurers, ING North America and ING Financial Advisers, LLC ("ING FA") whereby the affiliated insurers, ING North America and ING FA, provide certain administrative, management, professional, advisory, consulting and other services to the Company. The total expenses incurred for all of these services were $38.5, $38.4 and $54.5 for the years ended December 31, 2010, 2009 and 2008, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns.

Reinsurance: During 2010 and 2009, the Company had no ceded premium or ceded reserves to affiliates. During 2008, the Company ceded premium and ceded reserves to ReliaStar of $65.8 and $82.6, respectively. The amount of insurance in force ceded to

(Dollar amounts in millions, unless otherwise stated)

ReliaStar was $10,542 at December 31, 2008. The Company realized a deferred gain after tax of $40.0 on the 2008 reinsurance transaction.

16.   Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $4.1 and $0.2 as of December 31, 2010 and 2009, respectively, and has recorded a liability in accounts payable and accrued expenses on the Balance Sheets. The Company has also recorded an asset in other assets on the Balance Sheets of $0.2 and $0.2 as of December 31, 2010 and 2009, respectively, for future credits to premium taxes for assessments already paid.

17.   Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2010	2009
	(In Thousands)	
Balance at January 1	$ 22,492	$ 22,221
Less reinsurance recoverables	1,046	948
Net balance at January 1	21,446	21,273
Incurred related to:		
Current year	26,376	26,178
Prior years	(6,125)	(1,492)
Total incurred	20,251	24,686
Paid related to:		
Current year	18,556	13,864
Prior years	7,167	10,649
Total paid	25,723	24,513
Net balance at December 31	15,974	21,446
Plus reinsurance recoverables	1,430	1,046
Balance at December 31	$ 17,404	$ 22,492

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.

(Dollar amounts in millions, unless otherwise stated)

18.   Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices. The Company records accrued retrospective premium as an adjustment to earned premium. The amount of net group life premium written by the Company that was subject to retrospective rating features was $3.0, $3.6 and $3.5 for December 31, 2010, 2009, and 2008, respectively. This represented 32.8%, 25.0%, and 19.0% of the total net group life premium for December 31, 2010, 2009, and 2008, respectively. The amount of net group health premium written by the Company that was subject to retrospective rating features was $0.1, $0.1 and $0.1 for December 31, 2010, 2009, and 2008, respectively. This represented less than 1% of the total net group health premium in all three periods. No other net premiums written by the Company are subject to retrospective rating features.

19.   Direct Premiums Written/Produced by Managing General Agents/Third Party Administrators

Name of Managing General Agent or Third Party Administrator	FEIN Number	Exclusive Contract	Type of Business Written	Type of Authority Granted	Total Direct Premiums Written
					(In Thousands)
Disability Reinsurance Management Services	01-0483086	Yes	Long Term Disability	C,CA,B,U	$ 1,205
ReliaStar Record Keeping	41-0451140	Yes	Group Annuity	P	5,647
Total					$ 6,852

The aggregate amount of premiums written through managing general agents or third party administrators during 2010 is $6.9.

20.   Subsequent Events

The Company is not aware of any events occurring subsequent to December 31, 2010 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2010 through April 1, 2011, the date the statutory financial statements were available to be issued.

FINANCIAL STATEMENTS
ReliaStar Life Insurance Company of New York
Separate Account NY-B
Year ended December 31, 2010
with Report of Independent Registered Public Accounting Firm

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RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Financial Statements
Year ended December 31, 2010

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account") as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

BlackRock Variable Series Funds, Inc.:
    BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
    Columbia Small Cap Value Fund, Variable Series - Class B
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
    ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
    ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
    ING American Funds Asset Allocation Portfolio
    ING American Funds Bond Portfolio
    ING American Funds Growth Portfolio
    ING American Funds Growth-Income Portfolio
    ING American Funds International Portfolio
    ING American Funds World Allocation Portfolio - Service Class
    ING Artio Foreign Portfolio - Service Class
    ING BlackRock Inflation Protected Bond Portfolio - Service Class
    ING BlackRock Large Cap Growth Portfolio - Service Class
    ING BlackRock Large Cap Value Portfolio - Service Class
    ING Clarion Global Real Estate Portfolio - Service Class
    ING Clarion Real Estate Portfolio - Service Class
    ING DFA World Equity Portfolio - Service Class
    ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
    ING Franklin Income Portfolio - Service Class
    ING Franklin Mutual Shares Portfolio - Service Class
    ING Franklin Templeton Founding Strategy Portfolio - Service Class
    ING Global Resources Portfolio - Service Class
    ING Janus Contrarian Portfolio - Service Class
    ING JPMorgan Emerging Markets Equity Portfolio - Service Class
    ING JPMorgan Small Cap Core Equity Portfolio - Service Class
    ING Large Cap Growth Portfolio - Service Class
    ING Limited Maturity Bond Portfolio - Service Class
    ING Liquid Assets Portfolio - Service Class
    ING Lord Abbett Growth and Income Portfolio - Service Class
    ING Marsico Growth Portfolio - Service Class

ING Investors Trust (continued):
    ING Marsico International Opportunities Portfolio - Service Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Utilities Portfolio - Service Class
    ING Morgan Stanley Global Franchise Portfolio - Service Class
    ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class
    ING Oppenheimer Active Allocation Portfolio - Service Class
    ING PIMCO High Yield Portfolio - Service Class
    ING PIMCO Total Return Bond Portfolio - Service Class
    ING Pioneer Fund Portfolio - Service Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
    ING Retirement Conservative Portfolio - Adviser Class
    ING Retirement Growth Portfolio - Adviser Class
    ING Retirement Moderate Growth Portfolio - Adviser Class
    ING Retirement Moderate Portfolio - Adviser Class
    ING T. Rowe Price Capital Appreciation Portfolio - Service Class
    ING T. Rowe Price Equity Income Portfolio - Service Class
    ING Templeton Global Growth Portfolio - Service Class
    ING Van Kampen Growth and Income Portfolio - Service Class
    ING Wells Fargo HealthCare Portfolio - Service Class
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
    ING American Century Small-Mid Cap Value Portfolio - Service Class
    ING Baron Small Cap Growth Portfolio - Service Class
    ING Columbia Small Cap Value Portfolio - Service Class
    ING Davis New York Venture Portfolio - Service Class
    ING JPMorgan Mid Cap Value Portfolio - Service Class
    ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
    ING Oppenheimer Global Portfolio - Initial Class
    ING Oppenheimer Global Portfolio - Service Class
    ING Oppenheimer Global Strategic Income Portfolio - Service Class
    ING PIMCO Total Return Portfolio - Service Class
    ING Solution 2015 Portfolio - Service Class
    ING Solution 2025 Portfolio - Service Class
    ING Solution 2035 Portfolio - Service Class
    ING Solution 2045 Portfolio - Service Class
    ING Solution Income Portfolio - Service Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

ING Partners, Inc. (continued):
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class S
  ING Euro STOXX 50 Index Portfolio - Class A
  ING FTSE 100 Index Portfolio - Class A
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Global Large Cap Index 75% Portfolio - Class S

ING Variable Portfolios, Inc. (continued):
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Leisure Fund - Series I Shares
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
  Legg Mason Global Currents Variable International All Cap Opportunity Portfolio
  Legg Mason Variable Lifestyle Allocation 50%
  Legg Mason Variable Lifestyle Allocation 70%
  Legg Mason Variable Lifestyle Allocation 85%
Legg Mason Partners Variable Income Trust:
  Legg Mason Western Asset Variable High Income Portfolio
  Legg Mason Western Asset Variable Money Market Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the transfer agents or custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company of New York Separate Account NY-B at December 31, 2010, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 8, 2011

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 17,725	$ 1,066	$ 6,421	$ 30,696	$ 1,347
Total assets	17,725	1,066	6,421	30,696	1,347
Liabilities					
Payable to related parties	1	-	-	2	-
Total liabilities	1	-	-	2	-
Net assets	$ 17,724	$ 1,066	$ 6,421	$ 30,694	$ 1,347
Total number of mutual fund shares	1,223,278	60,943	342,451	1,306,783	82,917
Cost of mutual fund shares	$ 14,936	$ 1,096	$ 7,403	$ 30,494	$ 866

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio
Assets					
Investments in mutual funds at fair value	$ 239	$ 21,855	$ 9,182	$ 18,179	$ 54,420
Total assets	239	21,855	9,182	18,179	54,420
Liabilities					
Payable to related parties	-	1	-	1	3
Total liabilities	-	1	-	1	3
Net assets	$ 239	$ 21,854	$ 9,182	$ 18,178	$ 54,417
Total number of mutual fund shares	20,776	1,819,720	949,502	1,796,393	1,075,712
Cost of mutual fund shares	$ 227	$ 21,571	$ 7,378	$ 16,895	$ 57,410

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 31,649	$ 32,279	$ 1,482	$ 11,467	$ 8,943
Total assets	31,649	32,279	1,482	11,467	8,943
Liabilities					
Payable to related parties	2	2	-	-	-
Total liabilities	2	2	-	-	-
Net assets	$ 31,647	$ 32,277	$ 1,482	$ 11,467	$ 8,943
Total number of mutual fund shares	941,642	1,928,275	127,207	992,783	860,688
Cost of mutual fund shares	$ 34,500	$ 36,041	$ 1,323	$ 14,592	$ 8,839

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING DFA World Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 3,365	$ 399	$ 6,341	$ 4,904	$ 2,066
Total assets	3,365	399	6,341	4,904	2,066
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 3,365	$ 399	$ 6,341	$ 4,904	$ 2,066
Total number of mutual fund shares	344,781	37,806	653,662	223,709	239,720
Cost of mutual fund shares	$ 3,034	$ 501	$ 5,787	$ 5,779	$ 1,887

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 9,943	$ 17,649	$ 6,902	$ 15,274	$ 15,306
Total assets	9,943	17,649	6,902	15,274	15,306
Liabilities					
Payable to related parties	1	1	-	1	1
Total liabilities	1	1	-	1	1
Net assets	$ 9,942	$ 17,648	$ 6,902	$ 15,273	$ 15,305
Total number of mutual fund shares	654,561	1,759,656	858,453	1,824,866	711,929
Cost of mutual fund shares	$ 8,454	$ 15,197	$ 6,818	$ 15,170	$ 13,931

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 8,592	$ 20,486	$ 4,876	$ 2,367	$ 286
Total assets	8,592	20,486	4,876	2,367	286
Liabilities					
Payable to related parties	1	1	-	-	-
Total liabilities	1	1	-	-	-
Net assets	$ 8,591	$ 20,485	$ 4,876	$ 2,367	$ 286
Total number of mutual fund shares	711,875	896,521	371,102	180,171	27,599
Cost of mutual fund shares	$ 9,017	$ 17,149	$ 4,676	$ 1,846	$ 297

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 30,851	$ 282	$ 9,053	$ 6,687	$ 11,847
Total assets	30,851	282	9,053	6,687	11,847
Liabilities					
Payable to related parties	3	-	1	-	1
Total liabilities	3	-	1	-	1
Net assets	$ 30,848	$ 282	$ 9,052	$ 6,687	$ 11,846
Total number of mutual fund shares	30,851,000	31,229	528,814	573,475	790,838
Cost of mutual fund shares	$ 30,851	$ 347	$ 8,254	$ 7,282	$ 12,396

The accompanying notes are an integral part of these financial statements.

10

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 12,876	$ 5,076	$ 816	$ 578	$ 13,390
Total assets	12,876	5,076	816	578	13,390
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 12,876	$ 5,076	$ 816	$ 578	$ 13,389
Total number of mutual fund shares	968,108	356,438	82,708	54,030	1,310,197
Cost of mutual fund shares	$ 12,362	$ 4,365	$ 769	$ 500	$ 12,750

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 59,499	$ 356	$ 8,947	$ 7,497	$ 109,562
Total assets	59,499	356	8,947	7,497	109,562
Liabilities					
Payable to related parties	3	-	-	-	10
Total liabilities	3	-	-	-	10
Net assets	$ 59,496	$ 356	$ 8,947	$ 7,497	$ 109,552
Total number of mutual fund shares	4,876,970	31,887	815,559	836,663	10,484,419
Cost of mutual fund shares	$ 57,026	$ 341	$ 8,223	$ 7,015	$ 96,770

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 89,558	$ 52,273	$ 33,898	$ 9,877	$ 5,750
Total assets	89,558	52,273	33,898	9,877	5,750
Liabilities					
Payable to related parties	6	3	2	-	-
Total liabilities	6	3	2	-	-
Net assets	$ 89,552	$ 52,270	$ 33,896	$ 9,877	$ 5,750
Total number of mutual fund shares	8,393,471	4,853,591	1,495,300	838,478	509,767
Cost of mutual fund shares	$ 79,802	$ 47,446	$ 32,627	$ 9,001	$ 6,902

The accompanying notes are an integral part of these financial statements.

13

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,811	$ 5,066	$ 736	$ 13,342	$ 4,100
Total assets	2,811	5,066	736	13,342	4,100
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,811	$ 5,066	$ 736	$ 13,342	$ 4,100
Total number of mutual fund shares	129,522	460,120	62,231	704,086	394,633
Cost of mutual fund shares	$ 2,375	$ 4,354	$ 555	$ 10,928	$ 3,440

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 9,881	$ 3,466	$ 1,390	$ 176	$ 8,836
Total assets	9,881	3,466	1,390	176	8,836
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 9,881	$ 3,466	$ 1,390	$ 176	$ 8,835
Total number of mutual fund shares	556,075	249,686	29,399	12,676	654,529
Cost of mutual fund shares	$ 8,550	$ 2,702	$ 1,397	$ 150	$ 9,593

The accompanying notes are an integral part of these financial statements.

15

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 126	$ 223	$ 206	$ 1,143	$ 129
Total assets	126	223	206	1,143	129
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 126	$ 223	$ 206	$ 1,143	$ 129
Total number of mutual fund shares	10,751	18,512	18,674	102,858	11,427
Cost of mutual fund shares	$ 112	$ 204	$ 167	$ 1,008	$ 136

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 20	$ 102	$ 1,745	$ 3,991	$ 9,122
Total assets	20	102	1,745	3,991	9,122
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 20	$ 102	$ 1,745	$ 3,991	$ 9,121
Total number of mutual fund shares	1,732	9,336	206,491	74,018	829,252
Cost of mutual fund shares	$ 22	$ 89	$ 1,253	$ 3,146	$ 9,651

The accompanying notes are an integral part of these financial statements.

17

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2	$ 237	$ 604	$ 4,530	$ 4,432
Total assets	2	237	604	4,530	4,432
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2	$ 237	$ 604	$ 4,530	$ 4,432
Total number of mutual fund shares	63	7,468	67,235	444,966	130,482
Cost of mutual fund shares	$ 2	$ 185	$ 634	$ 4,072	$ 4,199

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ -	$ 132	$ 32	$ 1,355	$ 5,047
Total assets	-	132	32	1,355	5,047
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ -	$ 132	$ 32	$ 1,354	$ 5,047
Total number of mutual fund shares	31	12,973	3,108	61,764	231,832
Cost of mutual fund shares	$ -	$ 128	$ 37	$ 1,505	$ 4,166

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Assets					
Investments in mutual funds					
at fair value	$ 2,009	$ 920	$ 2,240	$ 375	$ 203
Total assets	2,009	920	2,240	375	203
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,009	$ 920	$ 2,240	$ 375	$ 203
Total number of mutual fund shares	258,514	113,577	282,425	47,173	25,421
Cost of mutual fund shares	$ 2,416	$ 1,083	$ 2,664	$ 444	$ 241

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Assets					
Investments in mutual funds					
at fair value	$ 6	$ 236	$ 54	$ 647	$ 8,622
Total assets	6	236	54	647	8,622
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 6	$ 236	$ 54	$ 647	$ 8,621
Total number of mutual fund shares	688	29,464	6,805	65,963	845,292
Cost of mutual fund shares	$ 5	$ 283	$ 65	$ 649	$ 8,590

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50 Index Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 7,515	$ 85	$ 2,685	$ 3,959	$ 6,809
Total assets	7,515	85	2,685	3,959	6,809
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 7,515	$ 85	$ 2,685	$ 3,959	$ 6,808
Total number of mutual fund shares	1,282,368	8,070	191,778	287,271	443,849
Cost of mutual fund shares	$ 6,042	$ 85	$ 2,469	$ 4,576	$ 7,189

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 5,734	$ 4,169	$ 20	$ 1,321	$ 7,224
Total assets	5,734	4,169	20	1,321	7,224
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 5,734	$ 4,169	$ 20	$ 1,321	$ 7,223
Total number of mutual fund shares	412,245	490,998	1,765	92,142	749,343
Cost of mutual fund shares	$ 6,338	$ 3,628	$ 19	$ 1,075	$ 5,852

The accompanying notes are an integral part of these financial statements.

23

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 1,766	$ 4,547	$ 2,725	$ 2,576	$ 3,248
Total assets	1,766	4,547	2,725	2,576	3,248
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,766	$ 4,547	$ 2,725	$ 2,576	$ 3,248
Total number of mutual fund shares	140,484	278,443	236,947	209,946	179,546
Cost of mutual fund shares	$ 1,603	$ 3,287	$ 1,882	$ 1,862	$ 2,410

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 5,730	$ 4,718	$ 966	$ 5,472	$ 863
Total assets	5,730	4,718	966	5,472	863
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 5,730	$ 4,718	$ 966	$ 5,472	$ 863
Total number of mutual fund shares	535,012	592,711	111,758	477,476	41,513
Cost of mutual fund shares	$ 5,510	$ 3,702	$ 1,001	$ 3,976	$ 672

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Invesco V.I. Leisure Fund - Series I Shares		Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I		Legg Mason Global Currents Variable International All Cap Opportunity Portfolio		Legg Mason Variable Lifestyle Allocation 50%		Legg Mason Variable Lifestyle Allocation 70%	
Assets										
Investments in mutual funds										
at fair value	$	167	$	318	$	119	$	1,234	$	551
Total assets		167		318		119		1,234		551
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	167	$	318	$	119	$	1,234	$	551
Total number of mutual fund shares		20,998		24,064		18,654		106,413		51,276
Cost of mutual fund shares	$	190	$	406	$	198	$	1,143	$	442

The accompanying notes are an integral part of these financial statements.

26

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Legg Mason Variable Lifestyle Allocation 85%	Legg Mason Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II
Assets					
Investments in mutual funds at fair value	$ 256	$ 209	$ 88	$ 225	$ 1,683
Total assets	256	209	88	225	1,683
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 256	$ 209	$ 88	$ 225	$ 1,683
Total number of mutual fund shares	21,154	35,170	5,053	17,136	85,519
Cost of mutual fund shares	$ 237	$ 218	$ 72	$ 215	$ 1,355

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Assets			
Investments in mutual funds at fair value	$ 26	$ 51	$ 165
Total assets	26	51	165
Liabilities			
Payable to related parties	-	-	-
Total liabilities	-	-	-
Net assets	$ 26	$ 51	$ 165
Total number of mutual fund shares	988	2,379	13,744
Cost of mutual fund shares	$ 30	$ 64	$ 254

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ 186	$ 10	$ 97	$ 287	$ 9
Total investment income	186	10	97	287	9
Expenses:					
Mortality, expense risk and other charges	246	15	84	414	13
Annual administrative charges	2	-	1	4	-
Contingent deferred sales charges	2	-	7	17	-
Other contract charges	106	8	32	176	6
Total expenses	356	23	124	611	19
Net investment income (loss)	(170)	(13)	(27)	(324)	(10)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	47	(20)	(283)	(1,263)	(13)
Capital gains distributions	101	-	-	13	-
Total realized gain (loss) on investments and capital gains distributions	148	(20)	(283)	(1,250)	(13)
Net unrealized appreciation (depreciation) of investments	1,224	250	1,035	5,509	306
Net realized and unrealized gain (loss) on investments	1,372	230	752	4,259	293
Net increase (decrease) in net assets resulting from operations	$ 1,202	$ 217	$ 725	$ 3,935	$ 283

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 1,036	$ 134	$ 447	$ 57
Total investment income	7	1,036	134	447	57
Expenses:					
Mortality, expense risk and other charges	3	318	121	287	771
Annual administrative charges	-	2	1	2	6
Contingent deferred sales charges	-	11	-	6	34
Other contract charges	1	141	56	134	377
Total expenses	4	472	178	429	1,188
Net investment income (loss)	3	564	(44)	18	(1,131)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(16)	(373)	(13)	380	(1,718)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(16)	(373)	(13)	380	(1,718)
Net unrealized appreciation (depreciation) of investments	40	1,288	864	238	10,142
Net realized and unrealized gain (loss) on investments	24	915	851	618	8,424
Net increase (decrease) in net assets resulting from operations	$ 27	$ 1,479	$ 807	$ 636	$ 7,293

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 287	$ 281	$ 12	$ -	$ 168
Total investment income	287	281	12	-	168
Expenses:					
Mortality, expense risk and other charges	455	457	20	165	133
Annual administrative charges	4	5	-	1	-
Contingent deferred sales charges	19	16	1	2	3
Other contract charges	225	214	9	85	59
Total expenses	703	692	30	253	195
Net investment income (loss)	(416)	(411)	(18)	(253)	(27)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(762)	(1,159)	84	(1,055)	223
Capital gains distributions	-	41	37	-	157
Total realized gain (loss) on investments and capital gains distributions	(762)	(1,118)	121	(1,055)	380
Net unrealized appreciation (depreciation) of investments	3,612	2,750	37	1,765	(71)
Net realized and unrealized gain (loss) on investments	2,850	1,632	158	710	309
Net increase (decrease) in net assets resulting from operations	$ 2,434	$ 1,221	$ 140	$ 457	$ 282

The accompanying notes are an integral part of these financial statements.

31

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING DFA World Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 5	$ 523	$ 155	$ 29
Total investment income	8	5	523	155	29
Expenses:					
Mortality, expense risk and other charges	45	6	84	68	27
Annual administrative charges	-	-	1	1	-
Contingent deferred sales charges	3	-	-	2	1
Other contract charges	22	3	39	37	12
Total expenses	70	9	124	108	40
Net investment income (loss)	(62)	(4)	399	47	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(169)	(32)	(273)	(502)	(64)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(169)	(32)	(273)	(502)	(64)
Net unrealized appreciation (depreciation) of investments	561	65	639	1,469	415
Net realized and unrealized gain (loss) on investments	392	33	366	967	351
Net increase (decrease) in net assets resulting from operations	$ 330	$ 29	$ 765	$ 1,014	$ 340

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 956	$ 28	$ 365	$ 128
Total investment income	13	956	28	365	128
Expenses:					
Mortality, expense risk and other charges	137	320	103	226	222
Annual administrative charges	2	2	1	3	2
Contingent deferred sales charges	5	10	3	3	9
Other contract charges	56	162	43	106	100
Total expenses	200	494	150	338	333
Net investment income (loss)	(187)	462	(122)	27	(205)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(77)	(1,153)	(153)	(168)	(677)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(77)	(1,153)	(153)	(168)	(677)
Net unrealized appreciation (depreciation) of investments	2,428	2,452	839	1,282	3,311
Net realized and unrealized gain (loss) on investments	2,351	1,299	686	1,114	2,634
Net increase (decrease) in net assets resulting from operations	$ 2,164	$ 1,761	$ 564	$ 1,141	$ 2,429

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 98	$ 12	$ 7	$ 14
Total investment income	-	98	12	7	14
Expenses:					
Mortality, expense risk and other charges	126	277	66	31	5
Annual administrative charges	2	2	1	-	-
Contingent deferred sales charges	8	7	11	1	-
Other contract charges	53	139	34	13	-
Total expenses	189	425	112	45	5
Net investment income (loss)	(189)	(327)	(100)	(38)	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(773)	4	(110)	66	(13)
Capital gains distributions	-	1,060	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(773)	1,064	(110)	66	(13)
Net unrealized appreciation (depreciation) of investments	1,893	2,346	1,160	215	11
Net realized and unrealized gain (loss) on investments	1,120	3,410	1,050	281	(2)
Net increase (decrease) in net assets resulting from operations	$ 931	$ 3,083	$ 950	$ 243	$ 7

The accompanying notes are an integral part of these financial statements.

34

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 39	$ 96	$ 52
Total investment income	-	1	39	96	52
Expenses:					
Mortality, expense risk and other charges	601	4	111	94	176
Annual administrative charges	6	-	1	1	2
Contingent deferred sales charges	86	-	-	2	5
Other contract charges	131	2	37	45	61
Total expenses	824	6	149	142	244
Net investment income (loss)	(824)	(5)	(110)	(46)	(192)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(28)	36	(490)	(414)
Capital gains distributions	1	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	(28)	36	(490)	(414)
Net unrealized appreciation (depreciation) of investments	-	71	1,321	1,228	1,445
Net realized and unrealized gain (loss) on investments	1	43	1,357	738	1,031
Net increase (decrease) in net assets resulting from operations	$ (823)	$ 38	$ 1,247	$ 692	$ 839

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 323	$ 26	$ 7	$ 7	$ 666
Total investment income	323	26	7	7	666
Expenses:					
Mortality, expense risk and other charges	188	76	18	8	154
Annual administrative charges	1	1	-	-	1
Contingent deferred sales charges	8	3	-	1	3
Other contract charges	88	34	10	2	80
Total expenses	285	114	28	11	238
Net investment income (loss)	38	(88)	(21)	(4)	428
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(671)	(179)	192	14	(21)
Capital gains distributions	-	-	32	12	-
Total realized gain (loss) on investments and capital gains distributions	(671)	(179)	224	26	(21)
Net unrealized appreciation (depreciation) of investments	2,002	758	(199)	34	643
Net realized and unrealized gain (loss) on investments	1,331	579	25	60	622
Net increase (decrease) in net assets resulting from operations	$ 1,369	$ 491	$ 4	$ 56	$ 1,050

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 2,598	$ 3	$ 73	$ 17	$ 393
Total investment income	2,598	3	73	17	393
Expenses:					
Mortality, expense risk and other charges	943	4	119	102	1,605
Annual administrative charges	6	-	1	1	20
Contingent deferred sales charges	33	-	2	25	117
Other contract charges	389	2	60	45	886
Total expenses	1,371	6	182	173	2,628
Net investment income (loss)	1,227	(3)	(109)	(156)	(2,235)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	344	(4)	(543)	67	329
Capital gains distributions	1,631	-	-	11	-
Total realized gain (loss) on investments and capital gains distributions	1,975	(4)	(543)	78	329
Net unrealized appreciation (depreciation) of investments	(351)	49	1,825	426	10,765
Net realized and unrealized gain (loss) on investments	1,624	45	1,282	504	11,094
Net increase (decrease) in net assets resulting from operations	$ 2,851	$ 42	$ 1,173	$ 348	$ 8,859

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 410	$ 290	$ 519	$ 152	$ 83
Total investment income	410	290	519	152	83
Expenses:					
Mortality, expense risk and other charges	1,324	794	448	142	82
Annual administrative charges	11	6	4	1	1
Contingent deferred sales charges	69	43	23	3	4
Other contract charges	620	329	240	66	39
Total expenses	2,024	1,172	715	212	126
Net investment income (loss)	(1,614)	(882)	(196)	(60)	(43)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	292	198	(276)	(1,162)	(218)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	292	198	(276)	(1,162)	(218)
Net unrealized appreciation (depreciation) of investments	8,316	4,151	3,906	2,209	539
Net realized and unrealized gain (loss) on investments	8,608	4,349	3,630	1,047	321
Net increase (decrease) in net assets resulting from operations	$ 6,994	$ 3,467	$ 3,434	$ 987	$ 278

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 7	$ -	$ 2	$ 7	$ -
Total investment income	7	-	2	7	-
Expenses:					
Mortality, expense risk and other charges	43	85	3	7	169
Annual administrative charges	1	1	-	-	1
Contingent deferred sales charges	1	3	-	-	2
Other contract charges	18	40	2	3	83
Total expenses	63	129	5	10	255
Net investment income (loss)	(56)	(129)	(3)	(3)	(255)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(464)	(307)	(73)	1	(9)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(464)	(307)	(73)	1	(9)
Net unrealized appreciation (depreciation) of investments	829	622	55	126	2,807
Net realized and unrealized gain (loss) on investments	365	315	(18)	127	2,798
Net increase (decrease) in net assets resulting from operations	$ 309	$ 186	$ (21)	$ 124	$ 2,543

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 48	$ 39	$ 24	$ -	$ 3
Total investment income	48	39	24	-	3
Expenses:					
Mortality, expense risk and other charges	61	144	45	20	2
Annual administrative charges	-	1	-	-	-
Contingent deferred sales charges	2	7	1	-	-
Other contract charges	30	68	15	10	-
Total expenses	93	220	61	30	2
Net investment income (loss)	(45)	(181)	(37)	(30)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(94)	(302)	(122)	(13)	1
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(94)	(302)	(122)	(13)	1
Net unrealized appreciation (depreciation) of investments	921	1,323	738	290	22
Net realized and unrealized gain (loss) on investments	827	1,021	616	277	23
Net increase (decrease) in net assets resulting from operations	$ 782	$ 840	$ 579	$ 247	$ 24

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 123	$ 4	$ 7	$ 4	$ 17
Total investment income	123	4	7	4	17
Expenses:					
Mortality, expense risk and other charges	129	1	2	2	13
Annual administrative charges	2	-	-	-	-
Contingent deferred sales charges	18	-	-	-	-
Other contract charges	59	1	1	1	7
Total expenses	208	2	3	3	20
Net investment income (loss)	(85)	2	4	1	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(215)	-	-	(1)	(43)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(215)	-	-	(1)	(43)
Net unrealized appreciation (depreciation) of investments	1,352	13	9	18	160
Net realized and unrealized gain (loss) on investments	1,137	13	9	17	117
Net increase (decrease) in net assets resulting from operations	$ 1,052	$ 15	$ 13	$ 18	$ 114

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 3	$ 1	$ 1
Total investment income	1	-	3	1	1
Expenses:					
Mortality, expense risk and other charges	1	-	1	16	50
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	1
Other contract charges	1	-	-	8	23
Total expenses	2	-	1	24	74
Net investment income (loss)	(1)	-	2	(23)	(73)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	2	(15)	(58)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	2	(15)	(58)
Net unrealized appreciation (depreciation) of investments	15	3	4	400	540
Net realized and unrealized gain (loss) on investments	15	3	6	385	482
Net increase (decrease) in net assets resulting from operations	$ 14	$ 3	$ 8	$ 362	$ 409

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 161	$ -	$ 3	$ 4	$ 58
Total investment income	161	-	3	4	58
Expenses:					
Mortality, expense risk					
and other charges	124	-	2	8	74
Annual administrative charges	2	-	-	-	1
Contingent deferred sales charges	9	-	-	-	11
Other contract charges	46	-	1	4	29
Total expenses	181	-	3	12	115
Net investment income (loss)	(20)	-	-	(8)	(57)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(332)	-	-	(5)	(1,185)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(332)	-	-	(5)	(1,185)
Net unrealized appreciation					
(depreciation) of investments	800	-	20	71	1,591
Net realized and unrealized gain (loss)					
on investments	468	-	20	66	406
Net increase (decrease) in net assets					
resulting from operations	$ 448	$ -	$ 20	$ 58	$ 349

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 66	$ -	$ 4	$ 1	$ 14
Total investment income	66	-	4	1	14
Expenses:					
Mortality, expense risk and other charges	51	-	1	-	17
Annual administrative charges	-	-	-	-	1
Contingent deferred sales charges	2	-	-	-	-
Other contract charges	17	-	1	-	-
Total expenses	70	-	2	-	18
Net investment income (loss)	(4)	-	2	1	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(26)	-	(5)	-	(18)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(26)	-	(5)	-	(18)
Net unrealized appreciation (depreciation) of investments	373	-	16	2	173
Net realized and unrealized gain (loss) on investments	347	-	11	2	155
Net increase (decrease) in net assets resulting from operations	$ 343	$ -	$ 13	$ 3	$ 151

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net investment income (loss)					
Income:					
Dividends	$ 40	$ 39	$ 23	$ 49	$ 9
Total investment income	40	39	23	49	9
Expenses:					
Mortality, expense risk and other charges	67	46	23	51	8
Annual administrative charges	1	1	-	-	-
Contingent deferred sales charges	1	11	6	-	-
Other contract charges	36	-	-	-	-
Total expenses	105	58	29	51	8
Net investment income (loss)	(65)	(19)	(6)	(2)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(26)	(144)	(61)	(66)	(3)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(26)	(144)	(61)	(66)	(3)
Net unrealized appreciation (depreciation) of investments	593	149	59	76	4
Net realized and unrealized gain (loss) on investments	567	5	(2)	10	1
Net increase (decrease) in net assets resulting from operations	$ 502	$ (14)	$ (8)	$ 8	$ 2

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 5	$ 6	$ 2	$ 16
Total investment income	5	5	6	2	16
Expenses:					
Mortality, expense risk and other charges	5	3	4	1	15
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Total expenses	5	3	4	1	15
Net investment income (loss)	-	2	2	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9)	(5)	(1)	(1)	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(9)	(5)	(1)	(1)	(1)
Net unrealized appreciation (depreciation) of investments	13	8	6	3	26
Net realized and unrealized gain (loss) on investments	4	3	5	2	25
Net increase (decrease) in net assets resulting from operations	$ 4	$ 5	$ 7	$ 3	$ 26

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A	ING Hang Seng Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 346	$ -	$ -	$ -	$ 1
Total investment income	346	-	-	-	1
Expenses:					
Mortality, expense risk and other charges	210	94	1		33
Annual administrative charges	2	1	-	-	-
Contingent deferred sales charges	10	4	-	-	-
Other contract charges	-	43	-	-	17
Total expenses	222	142	1	-	50
Net investment income (loss)	124	(142)	(1)	-	(49)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	41	(6)		12
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3)	41	(6)	-	12
Net unrealized appreciation (depreciation) of investments	254	912	-	-	131
Net realized and unrealized gain (loss) on investments	251	953	(6)	-	143
Net increase (decrease) in net assets resulting from operations	$ 375	$ 811	$ (7)	$ -	$ 94

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A
Net investment income (loss)					
Income:					
Dividends	$ 65	$ 55	$ 26	$ 131	$ -
Total investment income	65	55	26	131	-
Expenses:					
Mortality, expense risk and other charges	54	93	80	51	-
Annual administrative charges	1	1	1	-	-
Contingent deferred sales charges	1	8	2	1	-
Other contract charges	28	49	43	25	-
Total expenses	84	151	126	77	-
Net investment income (loss)	(19)	(96)	(100)	54	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(47)	(236)	(154)	(40)	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(47)	(236)	(154)	(40)	(1)
Net unrealized appreciation (depreciation) of investments	466	1,446	1,218	207	1
Net realized and unrealized gain (loss) on investments	419	1,210	1,064	167	-
Net increase (decrease) in net assets resulting from operations	$ 400	$ 1,114	$ 964	$ 221	$ -

The accompanying notes are an integral part of these financial statements.

48

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Global Large Cap Index 75% Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 2	$ 7	$ 228	$ 24
Total investment income	2	2	7	228	24
Expenses:					
Mortality, expense risk and other charges	1	2	18	103	24
Annual administrative charges	-	-	-	1	-
Contingent deferred sales charges	-	-	2	3	1
Other contract charges	-	1	7	38	10
Total expenses	1	3	27	145	35
Net investment income (loss)	1	(1)	(20)	83	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(46)	(3)	40	218	17
Capital gains distributions	-	41	-	-	161
Total realized gain (loss) on investments and capital gains distributions	(46)	38	40	218	178
Net unrealized appreciation (depreciation) of investments	34	(19)	98	337	(31)
Net realized and unrealized gain (loss) on investments	(12)	19	138	555	147
Net increase (decrease) in net assets resulting from operations	$ (11)	$ 18	$ 118	$ 638	$ 136

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 12	$ 11	$ 9	$ 10	$ 140
Total investment income	12	11	9	10	140
Expenses:					
Mortality, expense risk					
and other charges	61	33	33	34	90
Annual administrative charges	1	-	-	-	-
Contingent deferred sales charges	1	-	-	-	2
Other contract charges	29	14	15	17	41
Total expenses	92	47	48	51	133
Net investment income (loss)	(80)	(36)	(39)	(41)	7
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	73	59	(41)	58	116
Capital gains distributions	37	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	110	59	(41)	58	116
Net unrealized appreciation					
(depreciation) of investments	833	441	537	517	80
Net realized and unrealized gain (loss)					
on investments	943	500	496	575	196
Net increase (decrease) in net assets					
resulting from operations	$ 863	$ 464	$ 457	$ 534	$ 203

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Leisure Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ 197	$ 17	$ 24	$ -	$ 1
Total investment income	197	17	24	-	1
Expenses:					
Mortality, expense risk and other charges	85	11	63	10	3
Annual administrative charges	1	-	1	-	-
Contingent deferred sales charges	7	-	1	-	-
Other contract charges	43	6	27	5	1
Total expenses	136	17	92	15	4
Net investment income (loss)	61	-	(68)	(15)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	244	(51)	(4)	(5)	(30)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	244	(51)	(4)	(5)	(30)
Net unrealized appreciation (depreciation) of investments	(273)	54	1,236	225	60
Net realized and unrealized gain (loss) on investments	(29)	3	1,232	220	30
Net increase (decrease) in net assets resulting from operations	$ 32	$ 3	$ 1,164	$ 205	$ 27

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Variable Lifestyle Allocation 50%	Legg Mason Variable Lifestyle Allocation 70%	Legg Mason Variable Lifestyle Allocation 85%
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 2	$ 36	$ 11	$ 4
Total investment income	9	2	36	11	4
Expenses:					
Mortality, expense risk and other charges	4	2	17	7	3
Annual administrative charges	-	-	1	1	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Total expenses	4	2	18	8	3
Net investment income (loss)	5	-	18	3	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9)	(10)	(3)	10	(14)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(9)	(10)	(3)	10	(14)
Net unrealized appreciation (depreciation) of investments	27	12	130	53	46
Net realized and unrealized gain (loss) on investments	18	2	127	63	32
Net increase (decrease) in net assets resulting from operations	$ 23	$ 2	$ 145	$ 66	$ 33

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II
Net investment income (loss)					
Income:					
Dividends	$ 19	$ -	$ -	$ 3	$ 31
Total investment income	19	-	-	3	31
Expenses:					
Mortality, expense risk and other charges	3	-	1	2	17
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	1	1	8
Total expenses	3	-	2	3	25
Net investment income (loss)	16	-	(2)	-	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(1)	-	(23)
Capital gains distributions	-	-	-	2	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(1)	2	(23)
Net unrealized appreciation (depreciation) of investments	11	-	23	11	265
Net realized and unrealized gain (loss) on investments	11	-	22	13	242
Net increase (decrease) in net assets resulting from operations	$ 27	$ -	$ 20	$ 13	$ 248

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net investment income (loss)			
Income:			
Dividends	$ -	$ 1	$ -
Total investment income	-	1	-
Expenses:			
Mortality, expense risk and other charges	1	1	3
Annual administrative charges	-	-	-
Contingent deferred sales charges	-	-	-
Other contract charges	-	-	1
Total expenses	1	1	4
Net investment income (loss)	(1)	-	(4)
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	(7)	(9)	(27)
Capital gains distributions	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(7)	(9)	(27)
Net unrealized appreciation (depreciation) of investments	11	8	(7)
Net realized and unrealized gain (loss) on investments	4	(1)	(34)
Net increase (decrease) in net assets resulting from operations	$ 3	$ (1)	$ (38)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Net assets at January 1, 2009	$ 5,770	$ 832	$ 4,368	$ 21,121
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(13)	2	(255)
Total realized gain (loss) on investments and capital gains distributions	(261)	(30)	(372)	(2,466)
Net unrealized appreciation (depreciation) of investments	2,317	224	1,619	10,058
Net increase (decrease) in net assets from operations	2,052	181	1,249	7,337
Changes from principal transactions:				
Premiums	2,630	1	349	2,493
Death benefits	(150)	(7)	(51)	(185)
Surrenders and withdrawals	(274)	(7)	(188)	(494)
Transfers between Divisions (including fixed account), net	4,275	(30)	182	(1,929)
Increase (decrease) in net assets derived from principal transactions	6,481	(43)	292	(115)
Total increase (decrease) in net assets	8,533	138	1,541	7,222
Net assets at December 31, 2009	14,303	970	5,909	28,343
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(170)	(13)	(27)	(324)
Total realized gain (loss) on investments and capital gains distributions	148	(20)	(283)	(1,250)
Net unrealized appreciation (depreciation) of investments	1,224	250	1,035	5,509
Net increase (decrease) in net assets from operations	1,202	217	725	3,935
Changes from principal transactions:				
Premiums	651	1	227	254
Death benefits	(9)	(22)	(20)	(126)
Surrenders and withdrawals	(138)	(55)	(240)	(931)
Transfers between Divisions (including fixed account), net	1,715	(45)	(180)	(781)
Increase (decrease) in net assets derived from principal transactions	2,219	(121)	(213)	(1,584)
Total increase (decrease) in net assets	3,421	96	512	2,351
Net assets at December 31, 2010	$ 17,724	$ 1,066	$ 6,421	$ 30,694

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio
Net assets at January 1, 2009	$ 559	$ 176	$ 15,658	$ 1,874
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	5	784	(26)
Total realized gain (loss) on investments				
and capital gains distributions	(46)	(7)	(540)	(84)
Net unrealized appreciation (depreciation)				
of investments	344	40	1,289	1,238
Net increase (decrease) in net assets from operations	299	38	1,533	1,128
Changes from principal transactions:				
Premiums	442	53	3,704	3,691
Death benefits	-	-	(222)	-
Surrenders and withdrawals	(25)	(8)	(347)	(27)
Transfers between Divisions				
(including fixed account), net	(142)	2	(501)	1,012
Increase (decrease) in net assets derived from				
principal transactions	275	47	2,634	4,676
Total increase (decrease) in net assets	574	85	4,167	5,804
Net assets at December 31, 2009	1,133	261	19,825	7,678
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	3	564	(44)
Total realized gain (loss) on investments				
and capital gains distributions	(13)	(16)	(373)	(13)
Net unrealized appreciation (depreciation)				
of investments	306	40	1,288	864
Net increase (decrease) in net assets from operations	283	27	1,479	807
Changes from principal transactions:				
Premiums	11	-	838	401
Death benefits	-	-	(226)	-
Surrenders and withdrawals	(12)	(12)	(801)	(86)
Transfers between Divisions				
(including fixed account), net	(68)	(37)	739	382
Increase (decrease) in net assets derived from				
principal transactions	(69)	(49)	550	697
Total increase (decrease) in net assets	214	(22)	2,029	1,504
Net assets at December 31, 2010	$ 1,347	$ 239	$ 21,854	$ 9,182

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Net assets at January 1, 2009	$ 10,588	$ 34,496	$ 21,901	$ 20,501
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	170	(236)	(25)	271
Total realized gain (loss) on investments				
and capital gains distributions	(245)	3,661	1,060	2,719
Net unrealized appreciation (depreciation)				
of investments	1,654	9,239	5,410	5,052
Net increase (decrease) in net assets from operations	1,579	12,664	6,445	8,042
Changes from principal transactions:				
Premiums	3,068	4,184	3,325	2,786
Death benefits	(46)	(403)	(375)	(96)
Surrenders and withdrawals	(448)	(893)	(861)	(385)
Transfers between Divisions				
(including fixed account), net	2,131	(739)	(487)	156
Increase (decrease) in net assets derived from				
principal transactions	4,705	2,149	1,602	2,461
Total increase (decrease) in net assets	6,284	14,813	8,047	10,503
Net assets at December 31, 2009	16,872	49,309	29,948	31,004
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	(1,131)	(416)	(411)
Total realized gain (loss) on investments				
and capital gains distributions	380	(1,718)	(762)	(1,118)
Net unrealized appreciation (depreciation)				
of investments	238	10,142	3,612	2,750
Net increase (decrease) in net assets from operations	636	7,293	2,434	1,221
Changes from principal transactions:				
Premiums	760	1,541	763	957
Death benefits	(357)	(319)	(213)	(149)
Surrenders and withdrawals	(445)	(1,434)	(986)	(861)
Transfers between Divisions				
(including fixed account), net	712	(1,973)	(299)	105
Increase (decrease) in net assets derived from				
principal transactions	670	(2,185)	(735)	52
Total increase (decrease) in net assets	1,306	5,108	1,699	1,273
Net assets at December 31, 2010	$ 18,178	$ 54,417	$ 31,647	$ 32,277

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2009	$ -	$ 11,783	$ -	$ 1,680
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	113	30	(45)
Total realized gain (loss) on investments				
and capital gains distributions	95	(2,278)	2	(166)
Net unrealized appreciation (depreciation)				
of investments	123	3,648	175	768
Net increase (decrease) in net assets from operations	209	1,483	207	557
Changes from principal transactions:				
Premiums	919	599	1,404	450
Death benefits	-	(137)	-	-
Surrenders and withdrawals	(11)	(340)	(8)	(54)
Transfers between Divisions				
(including fixed account), net	39	(1,670)	5,829	244
Increase (decrease) in net assets derived from				
principal transactions	947	(1,548)	7,225	640
Total increase (decrease) in net assets	1,156	(65)	7,432	1,197
Net assets at December 31, 2009	1,156	11,718	7,432	2,877
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(253)	(27)	(62)
Total realized gain (loss) on investments				
and capital gains distributions	121	(1,055)	380	(169)
Net unrealized appreciation (depreciation)				
of investments	37	1,765	(71)	561
Net increase (decrease) in net assets from operations	140	457	282	330
Changes from principal transactions:				
Premiums	219	125	734	220
Death benefits	(5)	(90)	(16)	(117)
Surrenders and withdrawals	(67)	(175)	(171)	(112)
Transfers between Divisions				
(including fixed account), net	39	(568)	682	167
Increase (decrease) in net assets derived from				
principal transactions	186	(708)	1,229	158
Total increase (decrease) in net assets	326	(251)	1,511	488
Net assets at December 31, 2010	$ 1,482	$ 11,467	$ 8,943	$ 3,365

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING DFA World Equity Portfolio - Service Class
Net assets at January 1, 2009	$ 389	$ 4,297	$ 3,392	$ 1,275
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	15	53	(34)
Total realized gain (loss) on investments and capital gains distributions	(9)	(1,034)	(864)	(187)
Net unrealized appreciation (depreciation) of investments	58	2,516	1,882	477
Net increase (decrease) in net assets from operations	40	1,497	1,071	256
Changes from principal transactions:				
Premiums	-	921	44	85
Death benefits	-	(20)	(47)	-
Surrenders and withdrawals	(13)	(51)	(66)	(35)
Transfers between Divisions (including fixed account), net	18	(614)	(173)	(95)
Increase (decrease) in net assets derived from principal transactions	5	236	(242)	(45)
Total increase (decrease) in net assets	45	1,733	829	211
Net assets at December 31, 2009	434	6,030	4,221	1,486
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	399	47	(11)
Total realized gain (loss) on investments and capital gains distributions	(32)	(273)	(502)	(64)
Net unrealized appreciation (depreciation) of investments	65	639	1,469	415
Net increase (decrease) in net assets from operations	29	765	1,014	340
Changes from principal transactions:				
Premiums	-	56	17	3
Death benefits	-	(82)	(9)	(30)
Surrenders and withdrawals	(7)	(87)	(115)	(57)
Transfers between Divisions (including fixed account), net	(57)	(341)	(224)	324
Increase (decrease) in net assets derived from principal transactions	(64)	(454)	(331)	240
Total increase (decrease) in net assets	(35)	311	683	580
Net assets at December 31, 2010	$ 399	$ 6,341	$ 4,904	$ 2,066

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Net assets at January 1, 2009	$ 6,499	$ 9,080	$ 4,784	$ 10,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(121)	625	(117)	64
Total realized gain (loss) on investments and capital gains distributions	(823)	(561)	(399)	(115)
Net unrealized appreciation (depreciation) of investments	2,993	3,928	1,654	3,062
Net increase (decrease) in net assets from operations	2,049	3,992	1,138	3,011
Changes from principal transactions:				
Premiums	685	747	376	842
Death benefits	(86)	(76)	(43)	(125)
Surrenders and withdrawals	(344)	(556)	(95)	(136)
Transfers between Divisions (including fixed account), net	(628)	6,988	(90)	292
Increase (decrease) in net assets derived from principal transactions	(373)	7,103	148	873
Total increase (decrease) in net assets	1,676	11,095	1,286	3,884
Net assets at December 31, 2009	8,175	20,175	6,070	13,890
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(187)	462	(122)	27
Total realized gain (loss) on investments and capital gains distributions	(77)	(1,153)	(153)	(168)
Net unrealized appreciation (depreciation) of investments	2,428	2,452	839	1,282
Net increase (decrease) in net assets from operations	2,164	1,761	564	1,141
Changes from principal transactions:				
Premiums	154	257	46	432
Death benefits	(10)	(99)	(56)	(30)
Surrenders and withdrawals	(296)	(659)	(183)	(261)
Transfers between Divisions (including fixed account), net	(245)	(3,787)	461	101
Increase (decrease) in net assets derived from principal transactions	(397)	(4,288)	268	242
Total increase (decrease) in net assets	1,767	(2,527)	832	1,383
Net assets at December 31, 2010	$ 9,942	$ 17,648	$ 6,902	$ 15,273

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2009	$ 9,787	$ 6,991	$ 11,276	$ 3,770
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(302)	(124)	(152)	(70)
Total realized gain (loss) on investments and capital gains distributions	(1,075)	(1,355)	(664)	(652)
Net unrealized appreciation (depreciation) of investments	5,220	3,772	8,267	1,341
Net increase (decrease) in net assets from operations	3,843	2,293	7,451	619
Changes from principal transactions:				
Premiums	1,051	573	1,380	187
Death benefits	(54)	(28)	(45)	-
Surrenders and withdrawals	(564)	(128)	(238)	(71)
Transfers between Divisions (including fixed account), net	188	(925)	(1,549)	(549)
Increase (decrease) in net assets derived from principal transactions	621	(508)	(452)	(433)
Total increase (decrease) in net assets	4,464	1,785	6,999	186
Net assets at December 31, 2009	14,251	8,776	18,275	3,956
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(205)	(189)	(327)	(100)
Total realized gain (loss) on investments and capital gains distributions	(677)	(773)	1,064	(110)
Net unrealized appreciation (depreciation) of investments	3,311	1,893	2,346	1,160
Net increase (decrease) in net assets from operations	2,429	931	3,083	950
Changes from principal transactions:				
Premiums	13	-	234	123
Death benefits	(173)	(15)	(57)	-
Surrenders and withdrawals	(294)	(320)	(289)	(283)
Transfers between Divisions (including fixed account), net	(921)	(781)	(761)	130
Increase (decrease) in net assets derived from principal transactions	(1,375)	(1,116)	(873)	(30)
Total increase (decrease) in net assets	1,054	(185)	2,210	920
Net assets at December 31, 2010	$ 15,305	$ 8,591	$ 20,485	$ 4,876

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Service Class
Net assets at January 1, 2009	$ 199	$ 432	$ 52,262	$ 257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	14	(1,171)	(4)
Total realized gain (loss) on investments and capital gains distributions	(48)	(10)	120	(8)
Net unrealized appreciation (depreciation) of investments	398	17	-	53
Net increase (decrease) in net assets from operations	336	21	(1,051)	41
Changes from principal transactions:				
Premiums	426	-	20,691	-
Death benefits	-	-	(335)	-
Surrenders and withdrawals	(2)	(88)	(6,237)	(4)
Transfers between Divisions (including fixed account), net	752	9	(19,094)	7
Increase (decrease) in net assets derived from principal transactions	1,176	(79)	(4,975)	3
Total increase (decrease) in net assets	1,512	(58)	(6,026)	44
Net assets at December 31, 2009	1,711	374	46,236	301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(38)	9	(824)	(5)
Total realized gain (loss) on investments and capital gains distributions	66	(13)	1	(28)
Net unrealized appreciation (depreciation) of investments	215	11	-	71
Net increase (decrease) in net assets from operations	243	7	(823)	38
Changes from principal transactions:				
Premiums	230	-	1,387	-
Death benefits	-	-	(340)	-
Surrenders and withdrawals	(29)	(95)	(8,743)	(44)
Transfers between Divisions (including fixed account), net	212	-	(6,869)	(13)
Increase (decrease) in net assets derived from principal transactions	413	(95)	(14,565)	(57)
Total increase (decrease) in net assets	656	(88)	(15,388)	(19)
Net assets at December 31, 2010	$ 2,367	$ 286	$ 30,848	$ 282

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2009	$ 5,774	$ 5,285	$ 9,141	$ 7,193
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(77)	(62)	51	326
Total realized gain (loss) on investments and capital gains distributions	(345)	(599)	(463)	(161)
Net unrealized appreciation (depreciation) of investments	1,956	2,471	1,921	2,388
Net increase (decrease) in net assets from operations	1,534	1,810	1,509	2,553
Changes from principal transactions:				
Premiums	398	723	936	1,489
Death benefits	(82)	(42)	(85)	(74)
Surrenders and withdrawals	(189)	(108)	(372)	(241)
Transfers between Divisions (including fixed account), net	(401)	(1,008)	557	674
Increase (decrease) in net assets derived from principal transactions	(274)	(435)	1,036	1,848
Total increase (decrease) in net assets	1,260	1,375	2,545	4,401
Net assets at December 31, 2009	7,034	6,660	11,686	11,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(110)	(46)	(192)	38
Total realized gain (loss) on investments and capital gains distributions	36	(490)	(414)	(671)
Net unrealized appreciation (depreciation) of investments	1,321	1,228	1,445	2,002
Net increase (decrease) in net assets from operations	1,247	692	839	1,369
Changes from principal transactions:				
Premiums	28	25	207	352
Death benefits	(7)	(29)	(72)	(3)
Surrenders and withdrawals	(223)	(172)	(689)	(374)
Transfers between Divisions (including fixed account), net	973	(489)	(125)	(62)
Increase (decrease) in net assets derived from principal transactions	771	(665)	(679)	(87)
Total increase (decrease) in net assets	2,018	27	160	1,282
Net assets at December 31, 2010	$ 9,052	$ 6,687	$ 11,846	$ 12,876

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2009	$ 3,102	$ -	$ -	$ 4,815
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	163	(50)	-	322
Total realized gain (loss) on investments				
and capital gains distributions	(413)	592	8	(199)
Net unrealized appreciation (depreciation)				
of investments	1,155	246	44	1,950
Net increase (decrease) in net assets from operations	905	788	52	2,073
Changes from principal transactions:				
Premiums	621	262	217	23
Death benefits	(23)	-	-	(63)
Surrenders and withdrawals	(123)	(139)	-	(615)
Transfers between Divisions				
(including fixed account), net	353	344	154	(336)
Increase (decrease) in net assets derived from				
principal transactions	828	467	371	(991)
Total increase (decrease) in net assets	1,733	1,255	423	1,082
Net assets at December 31, 2009	4,835	1,255	423	5,897
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(88)	(21)	(4)	428
Total realized gain (loss) on investments				
and capital gains distributions	(179)	224	26	(21)
Net unrealized appreciation (depreciation)				
of investments	758	(199)	34	643
Net increase (decrease) in net assets from operations	491	4	56	1,050
Changes from principal transactions:				
Premiums	65	215	23	54
Death benefits	-	(21)	-	(43)
Surrenders and withdrawals	(97)	(12)	(51)	(557)
Transfers between Divisions				
(including fixed account), net	(218)	(625)	127	6,988
Increase (decrease) in net assets derived from				
principal transactions	(250)	(443)	99	6,442
Total increase (decrease) in net assets	241	(439)	155	7,492
Net assets at December 31, 2010	$ 5,076	$ 816	$ 578	$ 13,389

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class
Net assets at January 1, 2009	$ 32,262	$ 205	$ 6,262	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	706	(2)	(68)	(20)
Total realized gain (loss) on investments				
and capital gains distributions	1,798	(38)	(452)	-
Net unrealized appreciation (depreciation)				
of investments	2,557	82	2,029	56
Net increase (decrease) in net assets from operations	5,061	42	1,509	36
Changes from principal transactions:				
Premiums	10,370	33	896	333
Death benefits	(114)	(6)	(70)	-
Surrenders and withdrawals	(1,610)	(11)	(88)	(13)
Transfers between Divisions				
(including fixed account), net	6,838	(16)	342	4,955
Increase (decrease) in net assets derived from				
principal transactions	15,484	-	1,080	5,275
Total increase (decrease) in net assets	20,545	42	2,589	5,311
Net assets at December 31, 2009	52,807	247	8,851	5,311
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,227	(3)	(109)	(156)
Total realized gain (loss) on investments				
and capital gains distributions	1,975	(4)	(543)	78
Net unrealized appreciation (depreciation)				
of investments	(351)	49	1,825	426
Net increase (decrease) in net assets from operations	2,851	42	1,173	348
Changes from principal transactions:				
Premiums	2,743	-	149	311
Death benefits	(691)	-	(60)	(143)
Surrenders and withdrawals	(2,333)	(3)	(166)	(576)
Transfers between Divisions				
(including fixed account), net	4,119	70	(1,000)	2,246
Increase (decrease) in net assets derived from				
principal transactions	3,838	67	(1,077)	1,838
Total increase (decrease) in net assets	6,689	109	96	2,186
Net assets at December 31, 2010	$ 59,496	$ 356	$ 8,947	$ 7,497

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2009	$ -	$ -	$ -	$ 19,961
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(479)	(379)	(208)	(93)
Total realized gain (loss) on investments and capital gains distributions	1	15	3	(875)
Net unrealized appreciation (depreciation) of investments	2,027	1,440	676	7,483
Net increase (decrease) in net assets from operations	1,549	1,076	471	6,515
Changes from principal transactions:				
Premiums	979	513	639	2,283
Death benefits	(139)	(42)	(6)	(290)
Surrenders and withdrawals	(381)	(397)	(232)	(533)
Transfers between Divisions (including fixed account), net	102,700	84,880	47,924	807
Increase (decrease) in net assets derived from principal transactions	103,159	84,954	48,325	2,267
Total increase (decrease) in net assets	104,708	86,030	48,796	8,782
Net assets at December 31, 2009	104,708	86,030	48,796	28,743
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,235)	(1,614)	(882)	(196)
Total realized gain (loss) on investments and capital gains distributions	329	292	198	(276)
Net unrealized appreciation (depreciation) of investments	10,765	8,316	4,151	3,906
Net increase (decrease) in net assets from operations	8,859	6,994	3,467	3,434
Changes from principal transactions:				
Premiums	2,157	1,397	1,261	715
Death benefits	(719)	(503)	(159)	(34)
Surrenders and withdrawals	(3,609)	(2,606)	(1,805)	(785)
Transfers between Divisions (including fixed account), net	(1,844)	(1,760)	710	1,823
Increase (decrease) in net assets derived from principal transactions	(4,015)	(3,472)	7	1,719
Total increase (decrease) in net assets	4,844	3,522	3,474	5,153
Net assets at December 31, 2010	$ 109,552	$ 89,552	$ 52,270	$ 33,896

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class
Net assets at January 1, 2009	$ 7,214	$ 4,943	$ 1,874	$ 4,254
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	(7)	(16)	(109)
Total realized gain (loss) on investments and capital gains distributions	(1,527)	(799)	(209)	(377)
Net unrealized appreciation (depreciation) of investments	3,177	1,996	647	1,284
Net increase (decrease) in net assets from operations	1,614	1,190	422	798
Changes from principal transactions:				
Premiums	999	233	268	384
Death benefits	(3)	(76)	(83)	(11)
Surrenders and withdrawals	(144)	(162)	(151)	(66)
Transfers between Divisions (including fixed account), net	(547)	(586)	212	(379)
Increase (decrease) in net assets derived from principal transactions	305	(591)	246	(72)
Total increase (decrease) in net assets	1,919	599	668	726
Net assets at December 31, 2009	9,133	5,542	2,542	4,980
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(60)	(43)	(56)	(129)
Total realized gain (loss) on investments and capital gains distributions	(1,162)	(218)	(464)	(307)
Net unrealized appreciation (depreciation) of investments	2,209	539	829	622
Net increase (decrease) in net assets from operations	987	278	309	186
Changes from principal transactions:				
Premiums	319	49	18	118
Death benefits	(71)	(19)	(7)	(51)
Surrenders and withdrawals	(318)	(214)	(101)	(150)
Transfers between Divisions (including fixed account), net	(173)	114	50	(17)
Increase (decrease) in net assets derived from principal transactions	(243)	(70)	(40)	(100)
Total increase (decrease) in net assets	744	208	269	86
Net assets at December 31, 2010	$ 9,877	$ 5,750	$ 2,811	$ 5,066

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class
Net assets at January 1, 2009	$ 211	$ 161	$ 5,999	$ 2,836
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	1	(184)	(41)
Total realized gain (loss) on investments and capital gains distributions	(15)	(5)	(276)	(178)
Net unrealized appreciation (depreciation) of investments	92	111	2,805	969
Net increase (decrease) in net assets from operations	73	107	2,345	750
Changes from principal transactions:				
Premiums	111	123	1,355	296
Death benefits	-	-	(46)	(7)
Surrenders and withdrawals	(1)	(1)	(83)	(45)
Transfers between Divisions (including fixed account), net	68	156	515	(137)
Increase (decrease) in net assets derived from principal transactions	178	278	1,741	107
Total increase (decrease) in net assets	251	385	4,086	857
Net assets at December 31, 2009	462	546	10,085	3,693
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(3)	(255)	(45)
Total realized gain (loss) on investments and capital gains distributions	(73)	1	(9)	(94)
Net unrealized appreciation (depreciation) of investments	55	126	2,807	921
Net increase (decrease) in net assets from operations	(21)	124	2,543	782
Changes from principal transactions:				
Premiums	9	54	669	5
Death benefits	(2)	-	(84)	-
Surrenders and withdrawals	(19)	(8)	(241)	(84)
Transfers between Divisions (including fixed account), net	(429)	20	370	(296)
Increase (decrease) in net assets derived from principal transactions	(441)	66	714	(375)
Total increase (decrease) in net assets	(462)	190	3,257	407
Net assets at December 31, 2010	$ -	$ 736	$ 13,342	$ 4,100

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2009	$ 7,943	$ 1,294	$ 1,152	$ 151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(139)	(6)	(29)	(1)
Total realized gain (loss) on investments and capital gains distributions	(1,519)	(28)	(79)	(12)
Net unrealized appreciation (depreciation) of investments	3,467	536	418	66
Net increase (decrease) in net assets from operations	1,809	502	310	53
Changes from principal transactions:				
Premiums	728	436	1	(5)
Death benefits	(42)	(16)	(6)	-
Surrenders and withdrawals	(108)	(25)	(7)	(48)
Transfers between Divisions (including fixed account), net	(905)	558	(217)	14
Increase (decrease) in net assets derived from principal transactions	(327)	953	(229)	(39)
Total increase (decrease) in net assets	1,482	1,455	81	14
Net assets at December 31, 2009	9,425	2,749	1,233	165
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(181)	(37)	(30)	1
Total realized gain (loss) on investments and capital gains distributions	(302)	(122)	(13)	1
Net unrealized appreciation (depreciation) of investments	1,323	738	290	22
Net increase (decrease) in net assets from operations	840	579	247	24
Changes from principal transactions:				
Premiums	160	128	-	-
Death benefits	(81)	(12)	-	-
Surrenders and withdrawals	(279)	(50)	(42)	(5)
Transfers between Divisions (including fixed account), net	(184)	72	(48)	(8)
Increase (decrease) in net assets derived from principal transactions	(384)	138	(90)	(13)
Total increase (decrease) in net assets	456	717	157	11
Net assets at December 31, 2010	$ 9,881	$ 3,466	$ 1,390	$ 176

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2009	$ 6,873	$ 88	$ 111	$ 26
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	2	4	4
Total realized gain (loss) on investments and capital gains distributions	(383)	-	7	-
Net unrealized appreciation (depreciation) of investments	2,768	16	12	24
Net increase (decrease) in net assets from operations	2,363	18	23	28
Changes from principal transactions:				
Premiums	321	-	98	125
Death benefits	(68)	-	-	-
Surrenders and withdrawals	(327)	-	(3)	-
Transfers between Divisions (including fixed account), net	(669)	5	3	-
Increase (decrease) in net assets derived from principal transactions	(743)	5	98	125
Total increase (decrease) in net assets	1,620	23	121	153
Net assets at December 31, 2009	8,493	111	232	179
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(85)	2	4	1
Total realized gain (loss) on investments and capital gains distributions	(215)	-	-	(1)
Net unrealized appreciation (depreciation) of investments	1,352	13	9	18
Net increase (decrease) in net assets from operations	1,052	15	13	18
Changes from principal transactions:				
Premiums	168	-	-	17
Death benefits	(139)	-	-	-
Surrenders and withdrawals	(526)	-	(1)	(8)
Transfers between Divisions (including fixed account), net	(213)	-	(21)	-
Increase (decrease) in net assets derived from principal transactions	(710)	-	(22)	9
Total increase (decrease) in net assets	342	15	(9)	27
Net assets at December 31, 2010	$ 8,835	$ 126	$ 223	$ 206

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2009	$ 771	$ 77	$ 14	$ 51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	-	-	3
Total realized gain (loss) on investments and capital gains distributions	(8)	(1)	-	(6)
Net unrealized appreciation (depreciation) of investments	202	20	4	18
Net increase (decrease) in net assets from operations	211	19	4	15
Changes from principal transactions:				
Premiums	215	19	-	64
Death benefits	-	-	-	-
Surrenders and withdrawals	(6)	-	-	(42)
Transfers between Divisions (including fixed account), net	-	-	(1)	-
Increase (decrease) in net assets derived from principal transactions	209	19	(1)	22
Total increase (decrease) in net assets	420	38	3	37
Net assets at December 31, 2009	1,191	115	17	88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(1)	-	2
Total realized gain (loss) on investments and capital gains distributions	(43)	-	-	2
Net unrealized appreciation (depreciation) of investments	160	15	3	4
Net increase (decrease) in net assets from operations	114	14	3	8
Changes from principal transactions:				
Premiums	-	-	-	14
Death benefits	-	-	-	-
Surrenders and withdrawals	(162)	-	-	(8)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(162)	-	-	6
Total increase (decrease) in net assets	(48)	14	3	14
Net assets at December 31, 2010	$ 1,143	$ 129	$ 20	$ 102

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class
Net assets at January 1, 2009	$ 393	$ 1,084	$ 6,061	$ 1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(42)	(153)	-
Total realized gain (loss) on investments				
and capital gains distributions	(37)	(103)	(498)	-
Net unrealized appreciation (depreciation)				
of investments	364	837	2,419	1
Net increase (decrease) in net assets from operations	316	692	1,768	1
Changes from principal transactions:				
Premiums	374	592	409	-
Death benefits	-	-	(52)	-
Surrenders and withdrawals	(24)	(37)	(322)	-
Transfers between Divisions				
(including fixed account), net	189	1,150	435	-
Increase (decrease) in net assets derived from				
principal transactions	539	1,705	470	-
Total increase (decrease) in net assets	855	2,397	2,238	1
Net assets at December 31, 2009	1,248	3,481	8,299	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	(73)	(20)	-
Total realized gain (loss) on investments				
and capital gains distributions	(15)	(58)	(332)	-
Net unrealized appreciation (depreciation)				
of investments	400	540	800	-
Net increase (decrease) in net assets from operations	362	409	448	-
Changes from principal transactions:				
Premiums	165	458	61	-
Death benefits	-	(54)	(45)	-
Surrenders and withdrawals	-	(83)	(429)	-
Transfers between Divisions				
(including fixed account), net	(30)	(220)	787	-
Increase (decrease) in net assets derived from				
principal transactions	135	101	374	-
Total increase (decrease) in net assets	497	510	822	-
Net assets at December 31, 2010	$ 1,745	$ 3,991	$ 9,121	$ 2

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net assets at January 1, 2009	$ 72	$ 510	$ 3,365	$ 2,087
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(4)	8	(7)
Total realized gain (loss) on investments and capital gains distributions	(1)	(18)	(241)	(61)
Net unrealized appreciation (depreciation) of investments	50	158	1,159	550
Net increase (decrease) in net assets from operations	47	136	926	482
Changes from principal transactions:				
Premiums	91	11	190	327
Death benefits	-	(23)	(15)	(64)
Surrenders and withdrawals	(24)	(7)	(157)	(92)
Transfers between Divisions (including fixed account), net	(1)	(42)	840	231
Increase (decrease) in net assets derived from principal transactions	66	(61)	858	402
Total increase (decrease) in net assets	113	75	1,784	884
Net assets at December 31, 2009	185	585	5,149	2,971
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(8)	(57)	(4)
Total realized gain (loss) on investments and capital gains distributions	-	(5)	(1,185)	(26)
Net unrealized appreciation (depreciation) of investments	20	71	1,591	373
Net increase (decrease) in net assets from operations	20	58	349	343
Changes from principal transactions:				
Premiums	37	-	108	51
Death benefits	-	-	(25)	(9)
Surrenders and withdrawals	(1)	(5)	(330)	(82)
Transfers between Divisions (including fixed account), net	(4)	(34)	(721)	1,158
Increase (decrease) in net assets derived from principal transactions	32	(39)	(968)	1,118
Total increase (decrease) in net assets	52	19	(619)	1,461
Net assets at December 31, 2010	$ 237	$ 604	$ 4,530	$ 4,432

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class I
Net assets at January 1, 2009	$ -	$ 74	$ 23	$ 1,109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	8	2	1
Total realized gain (loss) on investments and capital gains distributions	-	4	1	(79)
Net unrealized appreciation (depreciation) of investments	-	12	2	367
Net increase (decrease) in net assets from operations	-	24	5	289
Changes from principal transactions:				
Premiums	-	29	1	1
Death benefits	-	-	-	(19)
Surrenders and withdrawals	-	-	-	(121)
Transfers between Divisions (including fixed account), net	-	(2)	-	(2)
Increase (decrease) in net assets derived from principal transactions	-	27	1	(141)
Total increase (decrease) in net assets	-	51	6	148
Net assets at December 31, 2009	-	125	29	1,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	1	(4)
Total realized gain (loss) on investments and capital gains distributions	-	(5)	-	(18)
Net unrealized appreciation (depreciation) of investments	-	16	2	173
Net increase (decrease) in net assets from operations	-	13	3	151
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	(1)
Surrenders and withdrawals	-	-	-	(53)
Transfers between Divisions (including fixed account), net	-	(6)	-	-
Increase (decrease) in net assets derived from principal transactions	-	(6)	-	(54)
Total increase (decrease) in net assets	-	7	3	97
Net assets at December 31, 2010	$ -	$ 132	$ 32	$ 1,354

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2009	$ 755	$ 3,070	$ 1,384	$ 2,673
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	14	(4)	2
Total realized gain (loss) on investments and capital gains distributions	(92)	(202)	(65)	(75)
Net unrealized appreciation (depreciation) of investments	566	139	54	38
Net increase (decrease) in net assets from operations	473	(49)	(15)	(35)
Changes from principal transactions:				
Premiums	77	-	(1)	-
Death benefits	(152)	-	(134)	-
Surrenders and withdrawals	(60)	(567)	(86)	(192)
Transfers between Divisions (including fixed account), net	3,123	1	1	(19)
Increase (decrease) in net assets derived from principal transactions	2,988	(566)	(220)	(211)
Total increase (decrease) in net assets	3,461	(615)	(235)	(246)
Net assets at December 31, 2009	4,216	2,455	1,149	2,427
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(65)	(19)	(6)	(2)
Total realized gain (loss) on investments and capital gains distributions	(26)	(144)	(61)	(66)
Net unrealized appreciation (depreciation) of investments	593	149	59	76
Net increase (decrease) in net assets from operations	502	(14)	(8)	8
Changes from principal transactions:				
Premiums	112	(4)	(3)	-
Death benefits	(5)	(56)	-	(48)
Surrenders and withdrawals	(123)	(335)	(155)	(147)
Transfers between Divisions (including fixed account), net	345	(37)	(63)	-
Increase (decrease) in net assets derived from principal transactions	329	(432)	(221)	(195)
Total increase (decrease) in net assets	831	(446)	(229)	(187)
Net assets at December 31, 2010	$ 5,047	$ 2,009	$ 920	$ 2,240

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2009	$ 380	$ 234	$ 923	$ 250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(13)	4
Total realized gain (loss) on investments and capital gains distributions	(2)	(2)	(177)	(6)
Net unrealized appreciation (depreciation) of investments	1	-	153	(6)
Net increase (decrease) in net assets from operations	(1)	(2)	(37)	(8)
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	(2)	(698)	(12)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	(2)	(698)	(12)
Total increase (decrease) in net assets	(1)	(4)	(735)	(20)
Net assets at December 31, 2009	379	230	188	230
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	2	2
Total realized gain (loss) on investments and capital gains distributions	(3)	(9)	(5)	(1)
Net unrealized appreciation (depreciation) of investments	4	13	8	6
Net increase (decrease) in net assets from operations	2	4	5	7
Changes from principal transactions:				
Premiums	-	-	(7)	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	(31)	(178)	-
Transfers between Divisions (including fixed account), net	(6)	-	(2)	(1)
Increase (decrease) in net assets derived from principal transactions	(6)	(31)	(187)	(1)
Total increase (decrease) in net assets	(4)	(27)	(182)	6
Net assets at December 31, 2010	$ 375	$ 203	$ 6	$ 236

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S
Net assets at January 1, 2009	$ 56	$ 711	$ 9,664	$ 1,982
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	8	152	(76)
Total realized gain (loss) on investments and capital gains distributions	(1)	(5)	(11)	(96)
Net unrealized appreciation (depreciation) of investments	(2)	(34)	(459)	1,459
Net increase (decrease) in net assets from operations	(2)	(31)	(318)	1,287
Changes from principal transactions:				
Premiums	-	-	-	561
Death benefits	-	-	-	(4)
Surrenders and withdrawals	-	(13)	(434)	(65)
Transfers between Divisions (including fixed account), net	-	(35)	3	844
Increase (decrease) in net assets derived from principal transactions	-	(48)	(431)	1,336
Total increase (decrease) in net assets	(2)	(79)	(749)	2,623
Net assets at December 31, 2009	54	632	8,915	4,605
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	124	(142)
Total realized gain (loss) on investments and capital gains distributions	(1)	(1)	(3)	41
Net unrealized appreciation (depreciation) of investments	3	26	254	912
Net increase (decrease) in net assets from operations	3	26	375	811
Changes from principal transactions:				
Premiums	-	-	(2)	132
Death benefits	-	-	-	(121)
Surrenders and withdrawals	-	(11)	(498)	(192)
Transfers between Divisions (including fixed account), net	(3)	-	(169)	2,280
Increase (decrease) in net assets derived from principal transactions	(3)	(11)	(669)	2,099
Total increase (decrease) in net assets	-	15	(294)	2,910
Net assets at December 31, 2010	$ 54	$ 647	$ 8,621	$ 7,515

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2009	$ -	$ -	$ -	$ 3,275
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(7)	16
Total realized gain (loss) on investments and capital gains distributions	-	-	12	(163)
Net unrealized appreciation (depreciation) of investments	-	-	85	782
Net increase (decrease) in net assets from operations	-	-	90	635
Changes from principal transactions:				
Premiums	13	-	79	79
Death benefits	-	-	-	(6)
Surrenders and withdrawals	-	-	(1)	(89)
Transfers between Divisions (including fixed account), net	40	-	1,495	(209)
Increase (decrease) in net assets derived from principal transactions	53	-	1,573	(225)
Total increase (decrease) in net assets	53	-	1,663	410
Net assets at December 31, 2009	53	-	1,663	3,685
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(49)	(19)
Total realized gain (loss) on investments and capital gains distributions	(6)	-	12	(47)
Net unrealized appreciation (depreciation) of investments	-	-	131	466
Net increase (decrease) in net assets from operations	(7)	-	94	400
Changes from principal transactions:				
Premiums	19	(4)	47	-
Death benefits	(15)	-	-	-
Surrenders and withdrawals	-	(3)	(17)	(100)
Transfers between Divisions (including fixed account), net	35	7	898	(26)
Increase (decrease) in net assets derived from principal transactions	39	-	928	(126)
Total increase (decrease) in net assets	32	-	1,022	274
Net assets at December 31, 2010	$ 85	$ -	$ 2,685	$ 3,959

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A
Net assets at January 1, 2009	$ 4,941	$ 4,383	$ 580	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(57)	(45)	(37)	-
Total realized gain (loss) on investments and capital gains distributions	(403)	(318)	(62)	(1)
Net unrealized appreciation (depreciation) of investments	1,844	1,265	510	-
Net increase (decrease) in net assets from operations	1,384	902	411	(1)
Changes from principal transactions:				
Premiums	274	99	459	-
Death benefits	(12)	(39)	(17)	-
Surrenders and withdrawals	(205)	(151)	(10)	-
Transfers between Divisions (including fixed account), net	(227)	(95)	2,415	1
Increase (decrease) in net assets derived from principal transactions	(170)	(186)	2,847	1
Total increase (decrease) in net assets	1,214	716	3,258	-
Net assets at December 31, 2009	6,155	5,099	3,838	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(96)	(100)	54	-
Total realized gain (loss) on investments and capital gains distributions	(236)	(154)	(40)	(1)
Net unrealized appreciation (depreciation) of investments	1,446	1,218	207	1
Net increase (decrease) in net assets from operations	1,114	964	221	-
Changes from principal transactions:				
Premiums	105	1	19	4
Death benefits	(43)	(20)	(4)	-
Surrenders and withdrawals	(366)	(165)	(53)	(1)
Transfers between Divisions (including fixed account), net	(157)	(145)	148	17
Increase (decrease) in net assets derived from principal transactions	(461)	(329)	110	20
Total increase (decrease) in net assets	653	635	331	20
Net assets at December 31, 2010	$ 6,808	$ 5,734	$ 4,169	$ 20

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Global Large Cap Index 75% Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net assets at January 1, 2009	$ 114	$ -	$ -	$ 574
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	5	(10)	(73)
Total realized gain (loss) on investments and capital gains distributions	(12)	-	23	(146)
Net unrealized appreciation (depreciation) of investments	27	19	148	1,247
Net increase (decrease) in net assets from operations	16	24	161	1,028
Changes from principal transactions:				
Premiums	-	322	192	979
Death benefits	(1)	-	-	-
Surrenders and withdrawals	-	-	(13)	(72)
Transfers between Divisions (including fixed account), net	12	40	788	4,432
Increase (decrease) in net assets derived from principal transactions	11	362	967	5,339
Total increase (decrease) in net assets	27	386	1,128	6,367
Net assets at December 31, 2009	141	386	1,128	6,941
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	(20)	83
Total realized gain (loss) on investments and capital gains distributions	(46)	38	40	218
Net unrealized appreciation (depreciation) of investments	34	(19)	98	337
Net increase (decrease) in net assets from operations	(11)	18	118	638
Changes from principal transactions:				
Premiums	-	7	138	121
Death benefits	-	-	-	(68)
Surrenders and withdrawals	(1)	(1)	(70)	(275)
Transfers between Divisions (including fixed account), net	(129)	(410)	7	(134)
Increase (decrease) in net assets derived from principal transactions	(130)	(404)	75	(356)
Total increase (decrease) in net assets	(141)	(386)	193	282
Net assets at December 31, 2010	$ -	$ -	$ 1,321	$ 7,223

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Net assets at January 1, 2009	$ -	$ -	$ 507	$ 834
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(34)	(25)	(28)
Total realized gain (loss) on investments and capital gains distributions	42	25	(97)	(127)
Net unrealized appreciation (depreciation) of investments	194	426	596	473
Net increase (decrease) in net assets from operations	220	417	474	318
Changes from principal transactions:				
Premiums	142	117	376	451
Death benefits	-	(5)	(5)	(6)
Surrenders and withdrawals	(53)	(37)	(3)	(28)
Transfers between Divisions (including fixed account), net	1,122	3,251	505	339
Increase (decrease) in net assets derived from principal transactions	1,211	3,326	873	756
Total increase (decrease) in net assets	1,431	3,743	1,347	1,074
Net assets at December 31, 2009	1,431	3,743	1,854	1,908
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(80)	(36)	(39)
Total realized gain (loss) on investments and capital gains distributions	178	110	59	(41)
Net unrealized appreciation (depreciation) of investments	(31)	833	441	537
Net increase (decrease) in net assets from operations	136	863	464	457
Changes from principal transactions:				
Premiums	155	43	117	90
Death benefits	(39)	(10)	(9)	(52)
Surrenders and withdrawals	(40)	(106)	(54)	(30)
Transfers between Divisions (including fixed account), net	123	14	353	203
Increase (decrease) in net assets derived from principal transactions	199	(59)	407	211
Total increase (decrease) in net assets	335	804	871	668
Net assets at December 31, 2010	$ 1,766	$ 4,547	$ 2,725	$ 2,576

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S
Net assets at January 1, 2009	$ 1,169	$ 2,336	$ 3,600	$ 637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(6)	(125)	(3)
Total realized gain (loss) on investments				
and capital gains distributions	(113)	79	(1,822)	(64)
Net unrealized appreciation (depreciation)				
of investments	653	95	2,857	266
Net increase (decrease) in net assets from operations	513	168	910	199
Changes from principal transactions:				
Premiums	741	1,529	424	173
Death benefits	(12)	(2)	(136)	-
Surrenders and withdrawals	(63)	(48)	(164)	(1)
Transfers between Divisions				
(including fixed account), net	753	1,560	1,627	(4)
Increase (decrease) in net assets derived from				
principal transactions	1,419	3,039	1,751	168
Total increase (decrease) in net assets	1,932	3,207	2,661	367
Net assets at December 31, 2009	3,101	5,543	6,261	1,004
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	7	61	-
Total realized gain (loss) on investments				
and capital gains distributions	58	116	244	(51)
Net unrealized appreciation (depreciation)				
of investments	517	80	(273)	54
Net increase (decrease) in net assets from operations	534	203	32	3
Changes from principal transactions:				
Premiums	178	289	99	5
Death benefits	(3)	(1)	(4)	-
Surrenders and withdrawals	(22)	(128)	(206)	(29)
Transfers between Divisions				
(including fixed account), net	(540)	(176)	(1,464)	(17)
Increase (decrease) in net assets derived from				
principal transactions	(387)	(16)	(1,575)	(41)
Total increase (decrease) in net assets	147	187	(1,543)	(38)
Net assets at December 31, 2010	$ 3,248	$ 5,730	$ 4,718	$ 966

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Leisure Fund - Series I Shares	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Net assets at January 1, 2009	$ 3,061	$ 631	$ 135	$ 278
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(64)	(14)	(1)	1
Total realized gain (loss) on investments and capital gains distributions	(293)	(89)	(6)	(21)
Net unrealized appreciation (depreciation) of investments	1,523	259	47	78
Net increase (decrease) in net assets from operations	1,166	156	40	58
Changes from principal transactions:				
Premiums	400	37	-	-
Death benefits	(44)	(4)	-	(8)
Surrenders and withdrawals	(201)	(2)	(1)	(20)
Transfers between Divisions (including fixed account), net	(339)	(97)	(1)	1
Increase (decrease) in net assets derived from principal transactions	(184)	(66)	(2)	(27)
Total increase (decrease) in net assets	982	90	38	31
Net assets at December 31, 2009	4,043	721	173	309
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	(15)	(3)	5
Total realized gain (loss) on investments and capital gains distributions	(4)	(5)	(30)	(9)
Net unrealized appreciation (depreciation) of investments	1,236	225	60	27
Net increase (decrease) in net assets from operations	1,164	205	27	23
Changes from principal transactions:				
Premiums	43	-	-	-
Death benefits	(79)	(6)	-	-
Surrenders and withdrawals	(164)	(6)	(16)	(16)
Transfers between Divisions (including fixed account), net	465	(51)	(17)	2
Increase (decrease) in net assets derived from principal transactions	265	(63)	(33)	(14)
Total increase (decrease) in net assets	1,429	142	(6)	9
Net assets at December 31, 2010	$ 5,472	$ 863	$ 167	$ 318

The accompanying notes are an integral part of these financial statements.

83

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Variable Lifestyle Allocation 50%	Legg Mason Variable Lifestyle Allocation 70%	Legg Mason Variable Lifestyle Allocation 85%
Net assets at January 1, 2009	$ 100	$ 1,250	$ 462	$ 224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	39	9	1
Total realized gain (loss) on investments and capital gains distributions	(29)	(82)	(38)	(19)
Net unrealized appreciation (depreciation) of investments	55	379	146	81
Net increase (decrease) in net assets from operations	26	336	117	63
Changes from principal transactions:				
Premiums	-	2	-	-
Death benefits	(6)	(241)	-	-
Surrenders and withdrawals	(2)	(95)	(22)	(25)
Transfers between Divisions (including fixed account), net	-	-	(36)	(1)
Increase (decrease) in net assets derived from principal transactions	(8)	(334)	(58)	(26)
Total increase (decrease) in net assets	18	2	59	37
Net assets at December 31, 2009	118	1,252	521	261
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	18	3	1
Total realized gain (loss) on investments and capital gains distributions	(10)	(3)	10	(14)
Net unrealized appreciation (depreciation) of investments	12	130	53	46
Net increase (decrease) in net assets from operations	2	145	66	33
Changes from principal transactions:				
Premiums	-	2	-	-
Death benefits	-	(21)	(15)	(6)
Surrenders and withdrawals	(2)	(144)	(21)	(30)
Transfers between Divisions (including fixed account), net	1	-	-	(2)
Increase (decrease) in net assets derived from principal transactions	(1)	(163)	(36)	(38)
Total increase (decrease) in net assets	1	(18)	30	(5)
Net assets at December 31, 2010	$ 119	$ 1,234	$ 551	$ 256

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2009	$ 116	$ 105	$ 73	$ 142
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(1)	(1)	2
Total realized gain (loss) on investments and capital gains distributions	(1)	-	(4)	7
Net unrealized appreciation (depreciation) of investments	52	-	32	16
Net increase (decrease) in net assets from operations	67	(1)	27	25
Changes from principal transactions:				
Premiums	-	-	6	25
Death benefits	-	-	-	-
Surrenders and withdrawals	-	(14)	(8)	(3)
Transfers between Divisions (including fixed account), net	-	2	-	(2)
Increase (decrease) in net assets derived from principal transactions	-	(12)	(2)	20
Total increase (decrease) in net assets	67	(13)	25	45
Net assets at December 31, 2009	183	92	98	187
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	-	(2)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(1)	2
Net unrealized appreciation (depreciation) of investments	11	-	23	11
Net increase (decrease) in net assets from operations	27	-	20	13
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(1)	-	-	-
Transfers between Divisions (including fixed account), net	-	(92)	(30)	25
Increase (decrease) in net assets derived from principal transactions	(1)	(92)	(30)	25
Total increase (decrease) in net assets	26	(92)	(10)	38
Net assets at December 31, 2010	$ 209	$ -	$ 88	$ 225

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net assets at January 1, 2009	$ 1,279	$ 57	$ 62	$ 181
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	(1)	1	(4)
Total realized gain (loss) on investments and capital gains distributions	(216)	(5)	(7)	(12)
Net unrealized appreciation (depreciation) of investments	396	17	22	68
Net increase (decrease) in net assets from operations	201	11	16	52
Changes from principal transactions:				
Premiums	434	-	-	-
Death benefits	(22)	-	-	(4)
Surrenders and withdrawals	(3)	(1)	(6)	(2)
Transfers between Divisions (including fixed account), net	(363)	(9)	(3)	(11)
Increase (decrease) in net assets derived from principal transactions	46	(10)	(9)	(17)
Total increase (decrease) in net assets	247	1	7	35
Net assets at December 31, 2009	1,526	58	69	216
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(1)	-	(4)
Total realized gain (loss) on investments and capital gains distributions	(23)	(7)	(9)	(27)
Net unrealized appreciation (depreciation) of investments	265	11	8	(7)
Net increase (decrease) in net assets from operations	248	3	(1)	(38)
Changes from principal transactions:				
Premiums	4	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(16)	(31)	(7)	(3)
Transfers between Divisions (including fixed account), net	(79)	(4)	(10)	(10)
Increase (decrease) in net assets derived from principal transactions	(91)	(35)	(17)	(13)
Total increase (decrease) in net assets	157	(32)	(18)	(51)
Net assets at December 31, 2010	$ 1,683	$ 26	$ 51	$ 165

The accompanying notes are an integral part of these financial statements.

86

1.   **Organization**

ReliaStar Life Insurance Company of New York Separate Account NY-B (the
"Account") was established by First Golden American Life Insurance Company of New
York ("First Golden") to support the operations of variable annuity contracts
("Contracts"). The Account became a separate account of ReliaStar Life Insurance
Company of New York ("RLNY" or the "Company") as a result of the merger of First
Golden into RLNY effective April 1, 2002.   RLNY is an indirect, wholly owned
subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding
company domiciled in the State of Delaware.   ING AIH is an indirect wholly owned
subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company
based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has
agreed to separate its banking and insurance businesses by 2013. ING intends to achieve
this separation by divestment of its insurance and investment management operations,
including the Company. ING has announced that it will explore all options for
implementing the separation including one or more initial public offerings ("IPOs"), sales
or a combination thereof. On November 10, 2010, ING announced that while the option
of one global IPO remains open, ING and its U.S. insurance affiliates, including the
Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one
separate U.S. focused IPO.

Operations of the Account commenced on May 19, 1997. The Account is registered as a
unit investment trust with the Securities and Exchange Commission under the Investment
Company Act of 1940, as amended.   RLNY provides for variable accumulation and
benefits under the Contracts by crediting annuity considerations to one or more divisions
within the Account or the RLNY fixed separate account, which is not part of the
Account, as directed by the contractowners.   The portion of the Account's assets
applicable to Contracts will not be charged with liabilities arising out of any other
business RLNY may conduct, but obligations of the Account, including the promise to
make benefit payments, are obligations of RLNY.   Under applicable insurance law, the
assets and liabilities of the Account are clearly identified and distinguished from the
other assets and liabilities of RLNY.

At December 31, 2010, the Account had, under ING GoldenSelect, ING Empire, ING
Simplicity, ING Architect, and ING Rollover Contracts, 123 investment divisions (the
"Divisions"), 18 of which invest in independently managed mutual funds and 105 of
which invest in mutual fund portfolios managed by an affiliate, either Directed Services
LLC ("DSL") or ING Investments, LLC ("IIL").   The assets in each Division are
invested in shares of a designated Fund ("Fund") of various investment trusts (the
"Trusts").

Investment Divisions at December 31, 2010 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
   BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
   Columbia Small Cap Value Fund, Variable Series -
      Class B
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Service
      Class 2
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Service
      Class 2
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
   ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
   ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
   ING American Funds Asset Allocation Portfolio
   ING American Funds Bond Portfolio
   ING American Funds Growth Portfolio
   ING American Funds Growth-Income Portfolio
   ING American Funds International Portfolio
   ING American Funds World Allocation Portfolio -
      Service Class*
   ING Artio Foreign Portfolio - Service Class
   ING BlackRock Inflation Protected Bond Portfolio -
      Service Class*
   ING BlackRock Large Cap Growth Portfolio - Service
      Class
   ING BlackRock Large Cap Value Portfolio - Service
      Class
   ING Clarion Global Real Estate Portfolio - Service
      Class
   ING Clarion Real Estate Portfolio - Service Class
   ING DFA World Equity Portfolio - Service Class
   ING FMR^{SM} Diversified Mid Cap Portfolio - Service
      Class
   ING Franklin Income Portfolio - Service Class
   ING Franklin Mutual Shares Portfolio - Service Class
   ING Franklin Templeton Founding Strategy
      Portfolio - Service Class
   ING Global Resources Portfolio - Service Class
   ING Janus Contrarian Portfolio - Service Class
   ING JPMorgan Emerging Markets Equity Portfolio -
      Service Class
   ING JPMorgan Small Cap Core Equity Portfolio -
      Service Class
   ING Large Cap Growth Portfolio - Service Class
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Service Class
   ING Lord Abbett Growth and Income Portfolio -
      Service Class
   ING Marsico Growth Portfolio - Service Class
   ING Marsico International Opportunities Portfolio -
      Service Class

ING Investors Trust (continued):
   ING MFS Total Return Portfolio - Service Class
   ING MFS Utilities Portfolio - Service Class
   ING Morgan Stanley Global Franchise Portfolio -
      Service Class
   ING Morgan Stanley Global Tactical Asset Allocation
      Portfolio - Service Class*
   ING Oppenheimer Active Allocation Portfolio -
      Service Class*
   ING PIMCO High Yield Portfolio - Service Class
   ING PIMCO Total Return Bond Portfolio - Service
      Class
   ING Pioneer Fund Portfolio - Service Class
   ING Pioneer Mid Cap Value Portfolio - Service Class
   ING Retirement Conservative Portfolio - Adviser
      Class*
   ING Retirement Growth Portfolio - Adviser Class*
   ING Retirement Moderate Growth Portfolio - Adviser
      Class*
   ING Retirement Moderate Portfolio - Adviser Class*
   ING T. Rowe Price Capital Appreciation Portfolio -
      Service Class
   ING T. Rowe Price Equity Income Portfolio - Service
      Class
   ING Templeton Global Growth Portfolio - Service
      Class
   ING Van Kampen Growth and Income Portfolio -
      Service Class
   ING Wells Fargo HealthCare Portfolio - Service Class
ING Partners, Inc.:
   ING American Century Small-Mid Cap Value
      Portfolio - Service Class
   ING Baron Small Cap Growth Portfolio - Service
      Class
   ING Columbia Small Cap Value Portfolio - Service
      Class
   ING Davis New York Venture Portfolio - Service
      Class
   ING JPMorgan Mid Cap Value Portfolio - Service
      Class
   ING Legg Mason ClearBridge Aggressive Growth
      Portfolio - Service Class
   ING Oppenheimer Global Portfolio - Initial Class
   ING Oppenheimer Global Portfolio - Service Class
   ING Oppenheimer Global Strategic Income
      Portfolio - Service Class
   ING PIMCO Total Return Portfolio - Service Class
   ING Solution 2015 Portfolio - Service Class
   ING Solution 2025 Portfolio - Service Class
   ING Solution 2035 Portfolio - Service Class
   ING Solution 2045 Portfolio - Service Class
   ING Solution Income Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth
      Portfolio - Service Class
   ING T. Rowe Price Growth Equity Portfolio - Service
      Class

ING Partners, Inc. (continued):
  ING Templeton Foreign Equity Portfolio - Service
    Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class S*
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class S
  ING Euro STOXX 50 Index Portfolio - Class A*
  ING Hang Seng Index Portfolio - Class S*
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A**
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S*
  ING Russell™ Large Cap Index Portfolio - Class S

ING Variable Portfolios, Inc. (continued):
  ING Russell™ Large Cap Value Index Portfolio -
    Class S*
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S*
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree^{SM} Global High-Yielding Equity
    Index Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Leisure Fund - Series I Shares
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value
    Portfolio - Class I
  Legg Mason Global Currents Variable International
    All Cap Opportunity Portfolio
  Legg Mason Variable Lifestyle Allocation 50%
  Legg Mason Variable Lifestyle Allocation 70%
  Legg Mason Variable Lifestyle Allocation 85%
Legg Mason Partners Variable Income Trust:
  Legg Mason Western Asset Variable High Income
    Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA -
    Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity

*   Division was added to the list in 2009
** Division was added to the list in 2010

The names of certain Divisions and Trusts were changed during 2010. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING DFA World Equity Portfolio - Service Class	ING Focus 5 Portfolio - Service Class
ING Large Cap Growth Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class
ING Lord Abbett Growth and Income Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class
ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service Class
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class
ING Wells Fargo HealthCare Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING Euro STOXX 50 Index Portfolio - Class A	ING Dow Jones Euro STOXX 50 Index Portfolio - Class A
ING Japan TOPIX Index® Portfolio - Class A	ING Japan Equity Index Portfolio - Class A
Invesco Variable Insurance Funds:	AIM Variable Insurance Funds:
Invesco V.I. Leisure Fund - Series I Shares	AIM V.I. Leisure Fund - Series I Shares
Legg Mason Partners Variable Equity Trust:	Legg Mason Partners Variable Equity Trust:
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason ClearBridge Variable Investors Portfolio

During 2010, the following Divisions were closed to contractowners:

ING Investors Trust:
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Variable Portfolios, Inc.:
    ING Opportunistic Large Cap Portfolio - Class S
    ING Russell™ Global Large Cap Index 75% Portfolio - Class S
Legg Mason Partners Variable Income Trust:
    Legg Mason Western Asset Variable Money Market Portfolio

The following Division was available to contractowners during 2010, but had no net assets as of December 31, 2010:

ING Variable Portfolios, Inc.:
    ING FTSE 100 Index Portfolio - Class A

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of RLNY, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of RLNY.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the contractowners' aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, RLNY will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to RLNY.

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) RLNY related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by RLNY). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were issued.

3. **Recently Adopted Accounting Standards**

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

▪ Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
▪ Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
▪ Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
▪ Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account under FASB Accounting Standards Codification™ ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"). As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2010 and 2009, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2010.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover RLNY's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

RLNY assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.85% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts.

Contingent Deferred Sales Charges

A contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven-year period from the date a premium payment is received, as specified in the Contracts. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received.

Complete Years Elapsed Since Premium Payment	ING Golden-Select	ING Empire Innovations	ING Empire Traditions	ING Rollover Choice^{SM}	ING Simplicity	ING Architect-NY
0	7%	6%	6%	6%	6%	8%
1	6%	5%	6%	6%	6%	7%
2	5%	4%	6%	5%	5%	6%
3	4%	-	6%	4%	4%	5%
4	3%	-	5%	3%	3%	4%
5	2%	-	4%	2%	-	3%
6	1%	-	3%	1%	-	2%
7+	-	-	-	-	-	-

Transfer Charges

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.0% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.60% is deducted daily from the accumulation value for contractowners who select the Optional Asset-Backed Premium Credit feature.

6.   **Related Party Transactions**

During the year ended December 31, 2010, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for a fee at an annual rate that ranged up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2010		2009	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
BlackRock Variable Series Funds, Inc.:				
BlackRock Global Allocation V.I. Fund - Class III	$ 3,534	$ 1,383	$ 8,292	$ 1,814
Columbia Funds Variable Insurance Trust:				
Columbia Small Cap Value Fund, Variable Series - Class B	17	152	25	78
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	397	637	804	510
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	626	2,521	2,607	2,970
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	20	98	523	201
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class S	7	54	65	13
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class S	7,910	6,797	6,197	2,779
ING Investors Trust:				
ING American Funds Asset Allocation Portfolio	954	301	4,990	319
ING American Funds Bond Portfolio	5,109	4,420	10,500	5,622
ING American Funds Growth Portfolio	1,556	4,872	10,675	3,494
ING American Funds Growth-Income Portfolio	1,657	2,809	5,551	2,082
ING American Funds International Portfolio	2,616	2,935	9,666	3,002
ING American Funds World Allocation Portfolio - Service Class	575	370	1,351	412
ING Artio Foreign Portfolio - Service Class	464	1,425	1,292	2,726
ING BlackRock Inflation Protected Bond Portfolio - Service Class	5,405	4,048	7,324	68
ING BlackRock Large Cap Growth Portfolio - Service Class	570	474	853	258
ING BlackRock Large Cap Value Portfolio - Service Class	10	77	19	23
ING Clarion Global Real Estate Portfolio - Service Class	585	641	1,245	993
ING Clarion Real Estate Portfolio - Service Class	157	441	384	492
ING DFA World Equity Portfolio - Service Class	536	307	208	287
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	1,296	1,880	1,241	1,735
ING Franklin Income Portfolio - Service Class	2,680	6,506	9,166	1,437
ING Franklin Mutual Shares Portfolio - Service Class	708	562	677	646
ING Franklin Templeton Founding Strategy Portfolio - Service Class	945	676	1,862	758
ING Global Resources Portfolio - Service Class	263	1,843	2,462	2,142
ING Janus Contrarian Portfolio - Service Class	121	1,425	594	1,227
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,482	1,622	2,312	2,916
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	592	723	592	1,022
ING Large Cap Growth Portfolio - Service Class	673	298	1,300	138
ING Limited Maturity Bond Portfolio - Service Class	14	100	31	93
ING Liquid Assets Portfolio - Service Class	7,271	22,658	24,910	30,937
ING Lord Abbett Growth and Income Portfolio - Service Class	2	63	7	9
ING Marsico Growth Portfolio - Service Class	1,422	760	725	1,077

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Marsico International Opportunities Portfolio - Service Class	$ 226	$ 937	$ 603	$ 1,100
ING MFS Total Return Portfolio - Service Class	583	1,454	1,991	905
ING MFS Utilities Portfolio - Service Class	2,467	2,516	2,937	764
ING Morgan Stanley Global Franchise Portfolio - Service Class	2,844	3,183	2,090	987
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	424	855	3,035	2,597
ING Oppenheimer Active Allocation Portfolio - Service Class	170	63	417	45
ING PIMCO High Yield Portfolio - Service Class	7,832	961	528	1,197
ING PIMCO Total Return Bond Portfolio - Service Class	14,143	7,447	25,883	8,237
ING Pioneer Fund Portfolio - Service Class	75	11	57	59
ING Pioneer Mid Cap Value Portfolio - Service Class	291	1,477	2,046	1,033
ING Retirement Conservative Portfolio - Adviser Class	3,219	1,526	5,295	41
ING Retirement Growth Portfolio - Adviser Class	3,571	9,822	103,995	1,304
ING Retirement Moderate Growth Portfolio - Adviser Class	2,159	7,243	86,128	1,547
ING Retirement Moderate Portfolio - Adviser Class	3,307	4,182	48,586	466
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	3,184	1,661	4,245	2,071
ING T. Rowe Price Equity Income Portfolio - Service Class	1,993	2,296	2,331	2,063
ING Templeton Global Growth Portfolio - Service Class	384	498	403	1,001
ING Van Kampen Growth and Income Portfolio - Service Class	1,195	1,292	571	341
ING Wells Fargo HealthCare Portfolio - Service Class	1,482	1,711	1,217	1,398
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	40	484	205	31
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Service Class	102	39	306	28
ING Baron Small Cap Growth Portfolio - Service Class	1,518	1,058	2,336	780
ING Columbia Small Cap Value Portfolio - Service Class	71	491	557	491
ING Davis New York Venture Portfolio - Service Class	464	1,029	1,200	1,666
ING JPMorgan Mid Cap Value Portfolio - Service Class	656	556	1,119	138
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	23	143	9	268
ING Oppenheimer Global Portfolio - Initial Class	3	15	25	61
ING Oppenheimer Global Portfolio - Service Class	345	1,140	562	1,190
ING Oppenheimer Global Strategic Income Portfolio - Service Class	4	2	9	2
ING PIMCO Total Return Portfolio - Service Class	8	26	117	8
ING Solution 2015 Portfolio - Service Class	21	11	132	2
ING Solution 2025 Portfolio - Service Class	17	183	249	21
ING Solution 2035 Portfolio - Service Class	1	2	20	2
ING Solution 2045 Portfolio - Service Class	-	-	-	-
ING Solution Income Portfolio - Service Class	17	9	68	43
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	228	116	617	90
ING T. Rowe Price Growth Equity Portfolio - Service Class	1,277	1,249	1,906	243
ING Templeton Foreign Equity Portfolio - Service Class	1,571	1,216	1,139	823
ING Thornburg Value Portfolio - Initial Class	-	-	-	-

	Year ended December 31			
	2010		2009	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Thornburg Value Portfolio - Service Class	$ 40	$ 8	$ 102	$ 38
ING UBS U.S. Large Cap Equity Portfolio - Service Class	6	54	13	78
ING Van Kampen Comstock Portfolio - Service Class	1,315	2,341	1,372	506
ING Van Kampen Equity and Income Portfolio - Service Class	1,304	189	597	202
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class S	-	-	-	-
ING Strategic Allocation Growth Portfolio - Class S	5	9	45	3
ING Strategic Allocation Moderate Portfolio - Class S	1	1	4	-
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	14	71	17	157
ING Growth and Income Portfolio - Class S	638	374	3,315	328
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 5	39	490	106	658
ING GET U.S. Core Portfolio - Series 6	23	250	28	252
ING GET U.S. Core Portfolio - Series 7	49	246	59	268
ING GET U.S. Core Portfolio - Series 8	9	13	8	9
ING GET U.S. Core Portfolio - Series 9	5	36	5	7
ING GET U.S. Core Portfolio - Series 10	5	191	24	735
ING GET U.S. Core Portfolio - Series 11	6	5	9	17
ING GET U.S. Core Portfolio - Series 12	2	3	2	2
ING GET U.S. Core Portfolio - Series 13	16	26	24	64
ING GET U.S. Core Portfolio - Series 14	346	891	435	714
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class S	4,160	2,204	1,715	455
ING Euro STOXX 50 Index Portfolio - Class A	100	62	74	20
ING FTSE 100 Index Portfolio - Class A	19	19	-	-
ING Hang Seng Index Portfolio - Class S	1,105	227	1,667	101
ING Index Plus LargeCap Portfolio - Class S	71	216	205	414
ING Index Plus MidCap Portfolio - Class S	160	717	375	603
ING Index Plus SmallCap Portfolio - Class S	31	459	215	447
ING International Index Portfolio - Class S	376	212	2,993	184
ING Japan TOPIX Index® Portfolio - Class A	72	52	20	19
ING Opportunistic Large Cap Portfolio - Class S	5	134	35	22
ING Russell™ Global Large Cap Index 75% Portfolio - Class S	116	480	368	2
ING Russell™ Large Cap Growth Index Portfolio - Class S	306	251	1,118	162
ING Russell™ Large Cap Index Portfolio - Class S	697	970	5,783	516
ING Russell™ Large Cap Value Index Portfolio - Class S	562	212	1,474	280
ING Russell™ Mid Cap Growth Index Portfolio - Class S	284	386	3,526	235
ING Russell™ Mid Cap Index Portfolio - Class S	765	395	1,071	222
ING Russell™ Small Cap Index Portfolio - Class S	596	424	974	245
ING Small Company Portfolio - Class S	769	1,197	1,747	356
ING U.S. Bond Index Portfolio - Class S	1,479	1,488	4,173	1,098
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	538	2,052	3,610	1,984

	Year ended December 31			
	2010		2009	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING International Value Portfolio - Class S	$ 45	$ 87	$ 248	$ 83
ING MidCap Opportunities Portfolio - Class S	828	631	495	744
ING SmallCap Opportunities Portfolio - Class S	4	82	101	181
Invesco Variable Insurance Funds:				
Invesco V.I. Leisure Fund - Series I Shares	1	37	3	6
Legg Mason Partners Variable Equity Trust:				
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	10	21	6	32
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	2	4	1	10
Legg Mason Variable Lifestyle Allocation 50%	37	181	58	353
Legg Mason Variable Lifestyle Allocation 70%	11	44	16	66
Legg Mason Variable Lifestyle Allocation 85%	5	42	5	30
Legg Mason Partners Variable Income Trust:				
Legg Mason Western Asset Variable High Income Portfolio	20	4	18	2
Legg Mason Western Asset Variable Money Market Portfolio	-	92	2	15
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	2	35	6	9
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	30	4	45	16
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class II	39	124	500	433
ProFunds:				
ProFund VP Bull	-	36	1	11
ProFund VP Europe 30	2	18	2	10
ProFund VP Rising Rates Opportunity	17	35	7	28

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

8. Changes in Units

The net changes in units outstanding follow:

	Year ended December 31					
	2010			**2009**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Variable Series Funds, Inc.::						
BlackRock Global Allocation V.I. Fund - Class III	409,485	189,389	220,096	1,095,768	313,375	782,393
Columbia Funds Variable Insurance Trust:						
Columbia Small Cap Value Fund, Variable Series - Class B	691	10,961	(10,270)	4,514	9,334	(4,820)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	50,691	71,027	(20,336)	132,536	72,298	60,238
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	64,976	201,179	(136,203)	507,095	425,281	81,814
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	1,384	9,985	(8,601)	77,726	26,899	50,827
ING Balanced Portfolio, Inc.::						
ING Balanced Portfolio - Class S	2,077	7,620	(5,543)	8,079	1,781	6,298
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	753,222	715,748	37,474	869,220	615,601	253,619
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	109,170	35,759	73,411	644,751	27,237	617,514
ING American Funds Bond Portfolio	566,387	512,597	53,790	1,503,800	971,714	532,086
ING American Funds Growth Portfolio	285,707	486,927	(201,220)	967,278	748,472	218,806
ING American Funds Growth-Income Portfolio	270,550	358,920	(88,370)	601,373	413,227	188,146
ING American Funds International Portfolio	254,170	269,004	(14,834)	691,662	489,255	202,407
ING American Funds World Allocation Portfolio - Service Class	33,045	20,265	12,780	113,884	31,450	82,434
ING Artio Foreign Portfolio - Service Class	57,591	118,433	(60,842)	157,590	327,908	(170,318)
ING BlackRock Inflation Protected Bond Portfolio - Service Class	538,022	428,698	109,324	758,100	55,490	702,610
ING BlackRock Large Cap Growth Portfolio - Service Class	62,914	49,079	13,835	114,693	40,218	74,475
ING BlackRock Large Cap Value Portfolio - Service Class	1,752	9,145	(7,393)	2,437	2,266	171
ING Clarion Global Real Estate Portfolio - Service Class	17,474	70,701	(53,227)	259,703	199,403	60,300
ING Clarion Real Estate Portfolio - Service Class	4,792	30,755	(25,963)	37,551	62,497	(24,946)
ING DFA World Equity Portfolio - Service Class	78,431	49,068	29,363	45,846	51,854	(6,008)

Year ended December 31

	2010 Units Issued	2010 Units Redeemed	2010 Net Increase (Decrease)	2009 Units Issued	2009 Units Redeemed	2009 Net Increase (Decrease)
ING Investors Trust (continued):						
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	120,296	145,357	(25,061)	180,454	236,970	(56,516)
ING Franklin Income Portfolio - Service Class	316,498	751,048	(434,550)	1,110,424	261,994	848,430
ING Franklin Mutual Shares Portfolio - Service Class	87,484	63,119	24,365	124,047	111,556	12,491
ING Franklin Templeton Founding Strategy Portfolio - Service Class	102,433	87,680	14,753	253,228	124,216	129,012
ING Global Resources Portfolio - Service Class	32,597	122,305	(89,708)	297,999	235,164	62,835
ING Janus Contrarian Portfolio - Service Class	15,363	104,905	(89,542)	124,129	167,095	(42,966)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	65,649	100,127	(34,478)	322,231	294,325	27,906
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	52,951	56,391	(3,440)	62,962	127,847	(64,885)
ING Large Cap Growth Portfolio - Service Class	59,974	29,657	30,317	137,838	25,054	112,784
ING Limited Maturity Bond Portfolio - Service Class	-	4,064	(4,064)	317	3,924	(3,607)
ING Liquid Assets Portfolio - Service Class	1,467,394	2,703,732	(1,236,338)	4,004,704	4,524,485	(519,781)
ING Lord Abbett Growth and Income Portfolio - Service Class	72	5,734	(5,662)	851	895	(44)
ING Marsico Growth Portfolio - Service Class	133,038	70,866	62,172	165,224	186,621	(21,397)
ING Marsico International Opportunities Portfolio - Service Class	16,744	77,689	(60,945)	138,900	167,896	(28,996)
ING MFS Total Return Portfolio - Service Class	52,620	103,541	(50,921)	248,680	174,956	73,724
ING MFS Utilities Portfolio - Service Class	192,807	193,991	(1,184)	300,498	126,476	174,022
ING Morgan Stanley Global Franchise Portfolio - Service Class	237,927	263,261	(25,334)	200,849	124,533	76,316
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	31,622	71,145	(39,523)	323,310	221,281	102,029
ING Oppenheimer Active Allocation Portfolio - Service Class	12,354	5,444	6,910	34,946	3,347	31,599
ING PIMCO High Yield Portfolio - Service Class	551,041	85,720	465,321	33,980	122,500	(88,520)
ING PIMCO Total Return Bond Portfolio - Service Class	1,091,474	853,765	237,709	2,379,400	1,205,643	1,173,757
ING Pioneer Fund Portfolio - Service Class	7,466	952	6,514	7,676	7,293	383
ING Pioneer Mid Cap Value Portfolio - Service Class	34,070	146,997	(112,927)	291,251	164,044	127,207
ING Retirement Conservative Portfolio - Adviser Class	416,391	206,494	209,897	646,103	7,350	638,753
ING Retirement Growth Portfolio - Adviser Class	1,042,598	1,577,522	(534,924)	11,349,582	174,018	11,175,564
ING Retirement Moderate Growth Portfolio - Adviser Class	445,488	873,515	(428,027)	9,159,455	223,532	8,935,923
ING Retirement Moderate Portfolio - Adviser Class	557,228	589,719	(32,491)	5,044,010	93,395	4,950,615
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	312,169	190,820	121,349	598,794	358,286	240,508
ING T. Rowe Price Equity Income Portfolio - Service Class	199,446	236,830	(37,384)	434,924	387,191	47,733
ING Templeton Global Growth Portfolio - Service Class	39,184	46,453	(7,269)	55,882	133,828	(77,946)

| | Year ended December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Van Kampen Growth and Income Portfolio - Service Class	121,133	119,996	1,137	69,872	33,109	36,763
ING Wells Fargo HealthCare Portfolio - Service Class	149,030	163,956	(14,926)	206,325	211,716	(5,391)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	3,661	53,619	(49,958)	24,580	3,969	20,611
ING Partners, Inc.::						
ING American Century Small-Mid Cap Value Portfolio - Service Class	9,886	3,150	6,736	38,104	3,129	34,975
ING Baron Small Cap Growth Portfolio - Service Class	179,615	116,245	63,370	380,895	158,901	221,994
ING Columbia Small Cap Value Portfolio - Service Class	7,794	53,244	(45,450)	114,948	88,455	26,493
ING Davis New York Venture Portfolio - Service Class	70,025	123,522	(53,497)	374,530	473,278	(98,748)
ING JPMorgan Mid Cap Value Portfolio - Service Class	58,185	51,831	6,354	135,286	26,842	108,444
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	4,414	13,932	(9,518)	3,710	30,795	(27,085)
ING Oppenheimer Global Portfolio - Initial Class	1,731	2,730	(999)	3,921	7,476	(3,555)
ING Oppenheimer Global Portfolio - Service Class	30,056	86,238	(56,182)	56,807	122,227	(65,420)
ING Oppenheimer Global Strategic Income Portfolio - Service Class	-	58	(58)	588	98	490
ING PIMCO Total Return Portfolio - Service Class	-	1,973	(1,973)	9,807	499	9,308
ING Solution 2015 Portfolio - Service Class	1,850	942	908	16,354	69	16,285
ING Solution 2025 Portfolio - Service Class	-	20,690	(20,690)	28,681	1,371	27,310
ING Solution 2035 Portfolio - Service Class	-	70	(70)	2,150	84	2,066
ING Solution 2045 Portfolio - Service Class	-	12	(12)	-	15	(15)
ING Solution Income Portfolio - Service Class	1,408	782	626	7,489	4,521	2,968
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	23,045	8,441	14,604	82,478	4,923	77,555
ING T. Rowe Price Growth Equity Portfolio - Service Class	171,083	171,411	(328)	287,699	47,314	240,385
ING Templeton Foreign Equity Portfolio - Service Class	159,100	135,362	23,738	218,113	172,082	46,031
ING Thornburg Value Portfolio - Initial Class	9	10	(1)	21	42	(21)
ING Thornburg Value Portfolio - Service Class	4,122	550	3,572	12,446	3,051	9,395
ING UBS U.S. Large Cap Equity Portfolio - Service Class	356	4,656	(4,300)	5,656	12,977	(7,321)
ING Van Kampen Comstock Portfolio - Service Class	138,334	252,811	(114,477)	201,130	109,687	91,443
ING Van Kampen Equity and Income Portfolio - Service Class	111,022	16,117	94,905	72,925	30,074	42,851

| | Year ended December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Strategic Allocation Portfolios, Inc.::						
ING Strategic Allocation Conservative Portfolio - Class S	-	1	(1)	34	-	34
ING Strategic Allocation Growth Portfolio - Class S	52	846	(794)	4,537	405	4,132
ING Strategic Allocation Moderate Portfolio - Class S	-	23	(23)	152	26	126
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	57	6,786	(6,729)	107	21,548	(21,441)
ING Growth and Income Portfolio - Class S	81,125	47,328	33,797	509,262	93,326	415,936
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 5	5,084	48,199	(43,115)	-	58,135	(58,135)
ING GET U.S. Core Portfolio - Series 6	1,059	23,813	(22,754)	122	22,653	(22,531)
ING GET U.S. Core Portfolio - Series 7	9,814	29,301	(19,487)	-	21,366	(21,366)
ING GET U.S. Core Portfolio - Series 8	-	493	(493)	-	27	(27)
ING GET U.S. Core Portfolio - Series 9	11,630	14,745	(3,115)	-	179	(179)
ING GET U.S. Core Portfolio - Series 10	-	17,969	(17,969)	-	71,284	(71,284)
ING GET U.S. Core Portfolio - Series 11	-	(4)	4	-	1,325	(1,325)
ING GET U.S. Core Portfolio - Series 12	311	510	(199)	-	47	(47)
ING GET U.S. Core Portfolio - Series 13	8,917	10,144	(1,227)	-	4,875	(4,875)
ING GET U.S. Core Portfolio - Series 14	67,210	134,494	(67,284)	350	44,940	(44,590)
ING Variable Portfolios, Inc.::						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	451,782	261,605	190,177	266,611	99,929	166,682
ING Euro STOXX 50 Index Portfolio - Class A	11,362	7,166	4,196	7,562	2,118	5,444
ING FTSE 100 Index Portfolio - Class A	2,118	2,118	-	-	-	-
ING Hang Seng Index Portfolio - Class S	113,401	45,851	67,550	139,205	10,532	128,673
ING Index Plus LargeCap Portfolio - Class S	3,664	20,335	(16,671)	32,380	59,718	(27,338)
ING Index Plus MidCap Portfolio - Class S	18,448	58,747	(40,299)	68,417	79,741	(11,324)
ING Index Plus SmallCap Portfolio - Class S	4,275	37,604	(33,329)	44,231	67,188	(22,957)
ING International Index Portfolio - Class S	131,205	117,829	13,376	389,797	27,057	362,740
ING Japan TOPIX Index® Portfolio - Class A	6,910	5,134	1,776	2,006	2,006	-
ING Opportunistic Large Cap Portfolio - Class S	321	18,530	(18,209)	4,830	2,736	2,094

	Year ended December 31					
	2010			2009		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc. (continued):						
ING Russell™ Global Large Cap Index 75% Portfolio - Class S	5,458	33,902	(28,444)	28,479	35	28,444
ING Russell™ Large Cap Growth Index Portfolio - Class S	30,424	25,346	5,078	104,470	15,522	88,948
ING Russell™ Large Cap Index Portfolio - Class S	79,761	124,540	(44,779)	792,292	71,451	720,841
ING Russell™ Large Cap Value Index Portfolio - Class S	37,034	22,501	14,533	150,192	35,820	114,372
ING Russell™ Mid Cap Growth Index Portfolio - Class S	22,569	28,361	(5,792)	311,736	23,496	288,240
ING Russell™ Mid Cap Index Portfolio - Class S	94,872	52,257	42,615	179,658	42,737	136,921
ING Russell™ Small Cap Index Portfolio - Class S	72,414	53,190	19,224	146,035	45,593	100,442
ING Small Company Portfolio - Class S	87,511	137,457	(49,946)	246,060	61,995	184,065
ING U.S. Bond Index Portfolio - Class S	151,454	156,504	(5,050)	443,047	148,670	294,377
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	58,335	282,824	(224,489)	649,704	435,227	214,477
ING Variable Products Trust:						
ING International Value Portfolio - Class S	4,853	11,071	(6,218)	30,458	4,335	26,123
ING MidCap Opportunities Portfolio - Class S	96,157	69,602	26,555	100,807	126,141	(25,334)
ING SmallCap Opportunities Portfolio - Class S	506	5,882	(5,376)	7,566	17,933	(10,367)
Invesco Variable Insurance Funds:						
Invesco V.I. Leisure Fund - Series I Shares	103	3,496	(3,393)	47	367	(320)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	189	2,201	(2,012)	169	4,454	(4,285)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	41	163	(122)	15	697	(682)
Legg Mason Variable Lifestyle Allocation 50%	152	10,520	(10,368)	196	24,872	(24,676)
Legg Mason Variable Lifestyle Allocation 70%	58	2,775	(2,717)	76	6,653	(6,577)
Legg Mason Variable Lifestyle Allocation 85%	103	2,979	(2,876)	61	2,557	(2,496)
Legg Mason Partners Variable Income Trust:						
Legg Mason Western Asset Variable High Income Portfolio	33	73	(40)	-	12	(12)
Legg Mason Western Asset Variable Money Market Portfolio	-	6,833	(6,833)	168	1,037	(869)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Year ended December 31					
	2010			**2009**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	238	3,367	(3,129)	1,034	1,106	(72)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	2,582	566	2,016	2,283	498	1,785
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	1,099	13,988	(12,889)	72,522	61,499	11,023
ProFunds:						
ProFund VP Bull	26	3,819	(3,793)	60	1,430	(1,370)
ProFund VP Europe 30	65	1,783	(1,718)	6	1,132	(1,126)
ProFund VP Rising Rates Opportunity	3,488	5,830	(2,342)	1,579	4,512	(2,933)

9.   Unit Summary

A summary of units outstanding at December 31, 2010 follows:

Division/Contract	Units	Unit Value	Extended Value
BlackRock Global Allocation V.I. Fund - Class III			
Contracts in accumulation period:			
Band 6	406,977.067	$ 10.36	$ 4,216,282
Band 7	1,226.912	10.31	12,649
Band 9	33,719.696	10.22	344,615
Band 17	215,308.835	10.30	2,217,681
Band 19	6,409.677	10.26	65,763
Band 20	46,772.635	10.16	475,210
Band 22	2,612.885	10.11	26,416
Band 24	522,768.937	10.24	5,353,154
Band 25	269,940.726	10.19	2,750,696
Band 27	31,841.010	10.07	320,639
Band 28	15,018.661	10.06	151,088
Band 34	126,862.212	10.39	1,318,098
Band 35	45,877.823	10.31	473,000
	1,725,337.076		$ 17,725,291
Columbia Small Cap Value Fund, Variable Series - Class B			
Contracts in accumulation period:			
Band 6	18,205.337	$ 14.11	$ 256,877
Band 9	984.727	13.71	13,501
Band 17	22,373.612	13.95	312,112
Band 19	772.220	13.82	10,672
Band 20	8,331.582	13.55	112,893
Band 24	20,879.630	13.78	287,721
Band 25	3,256.458	13.63	44,386
Band 26	2,052.833	13.51	27,734
	76,856.399		$ 1,065,896
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 5	5,630.093	$ 11.46	$ 64,521
Band 6	93,848.106	11.24	1,054,853
Band 8	18,021.802	10.93	196,978
Band 9	69,842.227	10.72	748,709
Band 10	140.505	10.57	1,485
Band 17	83,307.085	10.94	911,380
Band 19	5,861.974	10.84	63,544
Band 20	15,432.662	10.59	163,432
Band 22	2,772.846	10.49	29,087
Band 24	43,984.930	10.80	475,037
Band 25	32,550.899	10.66	346,993
Band 28	181.790	10.35	1,882
Band 30	151,110.345	8.29	1,252,705
Band 31	134,751.487	8.24	1,110,352
	657,436.751		$ 6,420,958

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 1	463.946	$ 13.35	$ 6,194
Band 3	396.794	13.24	5,254
Band 5	6,507.964	16.33	106,275
Band 6	404,824.445	16.02	6,485,288
Band 7	6.722	15.79	106
Band 8	16,967.771	15.57	264,188
Band 9	138,622.273	15.28	2,118,148
Band 10	1,388.974	15.06	20,918
Band 17	401,627.233	14.32	5,751,302
Band 19	21,324.191	14.19	302,590
Band 20	168,500.643	13.87	2,337,104
Band 22	4,642.046	13.74	63,782
Band 24	185,289.342	14.14	2,619,991
Band 25	157,272.236	13.96	2,195,520
Band 26	8,526.859	13.82	117,841
Band 27	21,852.062	13.60	297,188
Band 28	34,058.772	13.56	461,837
Band 29	1,475.036	13.42	19,795
Band 30	381,274.872	9.92	3,782,247
Band 31	288,949.093	9.85	2,846,149
Band 34	67,930.659	9.73	660,965
Band 35	24,186.642	9.66	233,643
	2,336,088.575		$ 30,696,325
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Band 30	58,098.695	$ 10.50	$ 610,036
Band 31	70,697.146	10.43	737,371
	128,795.841		$ 1,347,407
ING Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 5	907.414	$ 10.29	$ 9,337
Band 6	1,559.198	10.20	15,904
Band 8	2,775.371	10.05	27,892
Band 9	203.057	9.96	2,022
Band 17	1,521.583	10.10	15,368
Band 20	2,997.414	9.86	29,555
Band 24	224.336	10.00	2,243
Band 30	3,397.833	9.82	33,367
Band 31	10,566.706	9.75	103,025
	24,152.912		$ 238,713

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 2	124.990	$ 11.55	$ 1,444
Band 3	857.406	11.49	9,852
Band 4	1,240.757	11.46	14,219
Band 5	731.741	11.73	8,583
Band 6	292,467.044	11.59	3,389,693
Band 8	2,812.835	11.40	32,066
Band 9	52,876.055	11.27	595,913
Band 17	300,242.660	11.46	3,440,781
Band 19	51,676.248	11.36	587,042
Band 20	108,384.843	11.13	1,206,323
Band 22	3,972.115	11.04	43,852
Band 24	201,480.894	11.33	2,282,779
Band 25	213,752.898	11.20	2,394,032
Band 26	1,919.914	11.10	21,311
Band 27	13,580.277	10.94	148,568
Band 28	53,217.883	10.91	580,607
Band 30	243,106.837	11.07	2,691,193
Band 31	350,311.967	10.99	3,849,929
Band 34	35,523.859	10.61	376,908
Band 35	17,069.746	10.53	179,744
	1,945,350.969		$ 21,854,839
ING American Funds Asset Allocation Portfolio			
Contracts in accumulation period:			
Band 6	266,245.350	$ 9.69	$ 2,579,917
Band 9	5,659.395	9.57	54,160
Band 17	160,626.440	9.64	1,548,439
Band 19	7,010.539	9.60	67,301
Band 20	26,741.279	9.51	254,310
Band 24	109,875.148	9.59	1,053,703
Band 25	101,945.846	9.54	972,563
Band 26	12,612.777	9.50	119,821
Band 27	3,001.740	9.43	28,306
Band 28	9,306.096	9.42	87,663
Band 34	183,967.270	9.72	1,788,162
Band 35	64,942.258	9.66	627,342
	951,934.138		$ 9,181,687

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Bond Portfolio			
Contracts in accumulation period:			
Band 6	246,189.627	$ 10.28	$ 2,530,829
Band 7	198.987	10.23	2,036
Band 8	3,323.355	10.19	33,865
Band 9	66,284.607	10.13	671,463
Band 17	234,733.224	10.22	2,398,974
Band 19	14,829.821	10.17	150,819
Band 20	81,850.098	10.07	824,230
Band 22	9,126.849	10.02	91,451
Band 24	207,511.386	10.16	2,108,316
Band 25	455,340.927	10.10	4,598,943
Band 26	23,867.523	10.05	239,869
Band 27	47,617.468	9.97	474,746
Band 28	18,106.595	9.96	180,342
Band 30	236,857.540	10.35	2,451,476
Band 31	89,657.350	10.29	922,574
Band 34	37,126.348	10.41	386,485
Band 35	10,935.968	10.34	113,078
	1,783,557.673		$ 18,179,496
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 1	1,123.958	$ 14.28	$ 16,050
Band 2	245.376	10.59	2,599
Band 3	6,616.668	14.12	93,427
Band 4	53.136	10.51	558
Band 5	10,215.337	14.49	148,020
Band 6	930,074.921	14.28	13,281,470
Band 7	62.656	14.12	885
Band 8	6,011.101	13.97	83,975
Band 9	178,591.262	13.76	2,457,416
Band 10	4,793.541	13.61	65,240
Band 17	982,876.677	13.33	13,101,746
Band 19	36,079.264	13.20	476,246
Band 20	246,424.889	12.91	3,181,345
Band 22	85,995.574	12.78	1,099,023
Band 24	581,410.733	13.16	7,651,365
Band 25	583,295.111	12.99	7,577,003
Band 26	23,461.103	12.87	301,944
Band 27	36,382.187	12.66	460,598
Band 28	35,233.184	12.61	444,290
Band 30	243,023.218	9.41	2,286,848
Band 31	87,088.556	9.35	814,278
Band 34	45,842.924	9.47	434,132
Band 35	47,001.095	9.40	441,810
	4,171,902.471		$ 54,420,268

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth-Income Portfolio			
Contracts in accumulation period:			
Band 1	1,394.413	$ 12.47	$ 17,388
Band 2	358.754	10.06	3,609
Band 3	12,322.808	12.33	151,940
Band 5	8,765.666	12.66	110,973
Band 6	568,828.720	12.47	7,093,294
Band 7	429.994	12.33	5,302
Band 8	5,249.270	12.20	64,041
Band 9	145,375.301	12.02	1,747,411
Band 10	6,571.846	11.89	78,139
Band 17	740,602.345	11.25	8,331,776
Band 19	40,010.709	11.15	446,119
Band 20	159,836.445	10.90	1,742,217
Band 22	14,779.302	10.79	159,469
Band 24	399,687.176	11.11	4,440,525
Band 25	468,311.521	10.97	5,137,377
Band 26	12,518.179	10.86	135,947
Band 27	9,290.821	10.69	99,319
Band 28	13,355.345	10.65	142,234
Band 30	88,055.006	8.84	778,406
Band 31	56,802.124	8.78	498,723
Band 34	43,340.632	9.27	401,768
Band 35	6,797.899	9.21	62,609
	2,802,684.276		$ 31,648,586
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 1	479.186	$ 18.86	$ 9,037
Band 2	235.502	12.26	2,887
Band 3	4,107.499	18.65	76,605
Band 4	131.331	12.16	1,597
Band 5	434.806	19.14	8,322
Band 6	301,536.715	18.86	5,686,982
Band 7	12.619	18.65	235
Band 8	2,599.611	18.45	47,963
Band 9	59,769.888	18.17	1,086,019
Band 10	1,046.480	17.97	18,805
Band 17	505,028.053	15.74	7,949,142
Band 19	21,114.457	15.59	329,174
Band 20	101,275.992	15.24	1,543,446
Band 22	8,399.975	15.09	126,756
Band 24	310,559.829	15.54	4,826,100
Band 25	310,879.395	15.34	4,768,890
Band 26	17,074.356	15.19	259,359
Band 27	31,958.326	14.95	477,777
Band 28	16,475.852	14.90	245,490
Band 30	239,101.957	9.82	2,347,981
Band 31	200,718.153	9.76	1,959,009
Band 34	51,691.046	9.32	481,761
Band 35	2,809.387	9.25	25,987
	2,187,440.415		$ 32,279,324

Division/Contract	Units	Unit Value	Extended Value
ING American Funds World Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	27,736.114	$ 15.64	$ 433,793
Band 9	918.101	15.49	14,221
Band 17	15,921.980	15.58	248,064
Band 19	3,422.545	15.53	53,152
Band 20	1,434.183	15.43	22,129
Band 24	20,429.556	15.52	317,067
Band 25	11,957.167	15.46	184,858
Band 28	3,206.270	15.32	49,120
Band 34	8,967.493	15.67	140,521
Band 35	1,220.905	15.59	19,034
	95,214.314		$ 1,481,959
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	1,316.757	$ 12.04	$ 15,854
Band 6	200,416.357	14.48	2,902,029
Band 8	1,259.670	14.11	17,774
Band 9	17,201.797	13.86	238,417
Band 17	295,083.956	13.77	4,063,306
Band 19	6,442.394	13.64	87,874
Band 20	23,467.951	13.34	313,062
Band 22	7,509.299	13.21	99,198
Band 24	148,901.479	13.60	2,025,060
Band 25	92,303.343	13.42	1,238,711
Band 26	8,664.709	13.29	115,154
Band 28	1,944.023	13.04	25,350
Band 29	613.322	12.91	7,918
Band 34	7,655.357	7.73	59,176
Band 35	33,606.884	7.67	257,765
	846,387.298		$ 11,466,648
ING BlackRock Inflation Protected Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	153,216.044	$ 11.04	$ 1,691,505
Band 8	5,288.412	10.98	58,067
Band 9	32,223.981	10.94	352,530
Band 17	71,439.362	11.00	785,833
Band 20	23,368.782	10.91	254,953
Band 22	1,412.913	10.88	15,372
Band 24	91,193.736	10.96	999,483
Band 25	67,667.461	10.92	738,929
Band 26	12,406.457	10.90	135,230
Band 27	3,742.079	10.85	40,602
Band 28	13,177.556	10.84	142,845
Band 30	138,967.767	11.09	1,541,153
Band 31	164,904.395	11.05	1,822,194
Band 34	26,758.659	11.06	295,951
Band 35	6,167.345	11.01	67,902
	811,934.949		$ 8,942,549

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	328.430	$ 11.25	$ 3,695
Band 3	2,486.532	11.16	27,750
Band 5	1,883.327	11.38	21,432
Band 6	110,696.085	11.25	1,245,331
Band 8	470.760	11.06	5,207
Band 9	13,485.417	10.94	147,530
Band 17	74,339.647	11.12	826,657
Band 19	141.357	11.03	1,559
Band 20	11,022.665	10.81	119,155
Band 22	3,939.763	10.71	42,195
Band 24	38,454.403	11.00	422,998
Band 25	21,607.753	10.87	234,876
Band 26	272.435	10.77	2,934
Band 27	2,219.606	10.62	23,572
Band 28	3,166.878	10.59	33,537
Band 30	2,053.587	9.21	18,914
Band 31	544.819	9.14	4,980
Band 34	15,071.743	9.71	146,347
Band 35	3,775.348	9.64	36,394
	305,960.555		$ 3,365,063
ING BlackRock Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	11,993.566	$ 10.34	$ 124,013
Band 9	2,942.049	10.05	29,568
Band 17	13,222.324	10.22	135,132
Band 20	662.308	9.93	6,577
Band 24	9,381.943	10.10	94,758
Band 26	889.129	9.90	8,802
	39,091.319		$ 398,850
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	86,554.230	$ 10.93	$ 946,038
Band 7	60.832	10.85	660
Band 8	221.100	10.78	2,383
Band 9	16,079.368	10.68	171,728
Band 17	70,393.603	10.83	762,363
Band 19	9,329.930	10.75	100,297
Band 20	19,258.198	10.57	203,559
Band 22	3,775.792	10.50	39,646
Band 24	65,028.500	10.72	697,106
Band 25	58,650.265	10.62	622,866
Band 26	1,745.195	10.55	18,412
Band 27	19,099.888	10.42	199,021
Band 28	6,781.231	10.39	70,457
Band 30	146,800.891	8.65	1,269,828
Band 31	141,702.893	8.60	1,218,645
Band 34	1,180.397	9.38	11,072
Band 35	691.297	9.32	6,443
	647,353.610		$ 6,340,524

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,547.047	$ 69.52	$ 107,551
Band 2	101.664	11.36	1,155
Band 3	1,230.919	67.25	82,779
Band 4	160.233	11.27	1,806
Band 5	299.363	18.50	5,538
Band 6	107,878.369	18.25	1,968,780
Band 8	255.777	17.89	4,576
Band 9	8,771.072	17.65	154,809
Band 17	64,592.751	15.37	992,791
Band 19	7,196.940	15.22	109,537
Band 20	24,723.921	14.89	368,139
Band 22	484.958	14.74	7,148
Band 24	35,921.866	15.18	545,294
Band 25	25,166.997	14.98	377,002
Band 26	8,006.373	14.84	118,815
Band 28	3,712.636	14.55	54,019
Band 29	274.740	14.41	3,959
	290,325.626		$ 4,903,698
ING DFA World Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	38,769.461	$ 8.29	$ 321,399
Band 9	7,779.243	8.16	63,479
Band 17	61,699.806	8.24	508,406
Band 20	544.694	8.10	4,412
Band 24	44,861.669	8.18	366,968
Band 25	37,203.365	8.13	302,463
Band 27	22,595.288	8.02	181,214
Band 28	14,004.220	8.00	112,034
Band 31	4,340.843	9.52	41,325
Band 34	572.556	9.32	5,336
Band 35	17,227.118	9.25	159,351
	249,598.263		$ 2,066,387
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,351.997	$ 17.70	$ 59,330
Band 3	92,818.045	17.43	1,617,819
Band 6	145,383.545	15.74	2,288,337
Band 9	30,722.883	15.29	469,753
Band 17	149,505.294	15.56	2,326,302
Band 19	5,894.735	15.42	90,897
Band 20	29,340.320	15.11	443,332
Band 22	1,682.360	14.98	25,202
Band 24	104,567.281	15.38	1,608,245
Band 25	44,003.332	15.20	668,851
Band 26	2,111.076	15.07	31,814
Band 27	3,932.740	14.85	58,401
Band 28	10,508.393	14.80	155,524
Band 34	8,643.894	11.45	98,973
	632,465.895		$ 9,942,780

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	2,585.936	$ 11.18	$ 28,911
Band 5	380.608	11.37	4,328
Band 6	312,959.897	11.26	3,523,928
Band 7	258.284	11.18	2,888
Band 8	4,704.616	11.11	52,268
Band 9	90,606.175	11.00	996,668
Band 10	3,224.252	10.92	35,209
Band 17	180,630.472	11.16	2,015,836
Band 19	10,635.970	11.08	117,847
Band 20	72,615.079	10.90	791,504
Band 22	2,027.771	10.82	21,940
Band 24	325,237.236	11.05	3,593,871
Band 25	492,203.455	10.95	5,389,628
Band 26	1,499.248	10.87	16,297
Band 27	20,753.104	10.74	222,888
Band 28	47,724.225	10.71	511,126
Band 34	16,571.592	10.56	174,996
Band 35	14,224.588	10.49	149,216
	1,598,842.508		$ 17,649,349
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	778.078	$ 10.14	$ 7,890
Band 6	187,468.676	10.06	1,885,935
Band 8	612.922	9.95	6,099
Band 9	33,194.422	9.88	327,961
Band 10	796.322	9.82	7,820
Band 17	91,357.672	9.99	912,663
Band 19	8,048.784	9.93	79,924
Band 20	9,624.347	9.80	94,319
Band 22	1,015.285	9.75	9,899
Band 24	161,655.433	9.91	1,602,005
Band 25	137,664.373	9.84	1,354,617
Band 26	3,227.943	9.78	31,569
Band 27	22,453.079	9.69	217,570
Band 28	14,678.736	9.67	141,943
Band 34	3,261.984	9.14	29,815
Band 35	21,160.921	9.07	191,930
	696,998.977		$ 6,901,959

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Templeton Founding Strategy Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	194,923.378	$ 8.60	$ 1,676,341
Band 7	1,290.855	8.55	11,037
Band 8	3,273.516	8.50	27,825
Band 9	95,945.581	8.44	809,781
Band 10	2,900.950	8.39	24,339
Band 17	456,412.558	8.53	3,893,199
Band 19	33,719.275	8.48	285,939
Band 20	96,573.505	8.37	808,320
Band 22	2,728.639	8.33	22,730
Band 24	371,214.818	8.47	3,144,190
Band 25	204,929.281	8.40	1,721,406
Band 26	35,177.352	8.36	294,083
Band 27	67,920.827	8.28	562,384
Band 28	15,604.328	8.26	128,892
Band 31	12,538.048	9.47	118,735
Band 34	138,620.813	9.61	1,332,146
Band 35	43,268.113	9.54	412,778
	1,777,041.837		$ 15,274,125
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	604.520	$ 46.24	$ 27,953
Band 3	1,949.448	44.73	87,199
Band 5	1,380.319	20.32	28,048
Band 6	158,215.716	20.09	3,178,554
Band 9	83,357.639	19.52	1,627,141
Band 17	172,716.985	19.86	3,430,159
Band 19	10,766.844	19.69	211,999
Band 20	46,661.578	19.29	900,102
Band 22	2,716.549	19.12	51,940
Band 24	134,832.143	19.63	2,646,755
Band 25	95,254.908	19.40	1,847,945
Band 26	5,601.597	19.23	107,719
Band 27	49,078.580	18.96	930,530
Band 28	9,746.506	18.90	184,209
Band 34	1,804.436	10.14	18,297
Band 35	2,773.677	10.07	27,931
	777,461.445		$ 15,306,481

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	68,854.924	$ 13.05	$ 898,557
Band 5	1,711.406	14.74	25,226
Band 6	209,418.904	14.54	3,044,951
Band 7	22.783	14.39	328
Band 9	23,257.893	14.06	327,006
Band 17	101,302.562	14.87	1,506,369
Band 19	8,947.412	14.72	131,706
Band 20	14,569.500	14.39	209,655
Band 22	579.268	14.26	8,260
Band 24	65,201.963	14.68	957,165
Band 25	56,408.695	14.49	817,362
Band 26	2,931.380	14.35	42,065
Band 27	1,884.153	14.12	26,604
Band 28	13,322.720	14.07	187,451
Band 34	44,916.296	8.05	361,576
Band 35	6,013.643	7.99	48,049
	619,343.502		$ 8,592,330
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,919.383	$ 25.00	$ 72,985
Band 3	8,265.457	24.52	202,669
Band 5	551.778	24.69	13,623
Band 6	242,774.794	24.41	5,926,133
Band 7	13.845	24.20	335
Band 8	240.078	23.99	5,759
Band 9	34,298.572	23.72	813,562
Band 17	137,081.053	24.13	3,307,766
Band 19	20,887.596	23.92	499,631
Band 20	36,288.658	23.44	850,606
Band 22	2,051.002	23.23	47,645
Band 24	116,288.347	23.85	2,773,477
Band 25	75,380.414	23.57	1,776,716
Band 26	8,048.755	23.37	188,099
Band 27	16,133.238	23.03	371,548
Band 28	13,839.980	22.96	317,766
Band 29	173.946	22.76	3,959
Band 30	147,490.286	10.22	1,507,351
Band 31	150,925.587	10.16	1,533,404
Band 34	22,839.859	10.68	243,930
Band 35	2,693.279	10.60	28,549
	1,039,185.907		$ 20,485,513

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	750.447	$ 16.41	$ 12,315
Band 6	72,541.512	16.13	1,170,095
Band 8	534.675	15.72	8,405
Band 9	14,162.568	15.44	218,670
Band 17	116,865.056	14.59	1,705,061
Band 19	5,625.188	14.45	81,284
Band 20	15,768.632	14.12	222,653
Band 22	4,996.596	13.99	69,902
Band 24	56,017.885	14.40	806,658
Band 25	27,186.498	14.22	386,592
Band 26	39.396	14.08	555
Band 27	976.152	13.85	13,520
Band 28	4,709.249	13.80	64,988
Band 34	7,514.081	11.70	87,915
Band 35	2,381.178	11.62	27,669
	330,069.113		$ 4,876,282
ING Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	1,062.702	$ 14.26	$ 15,154
Band 6	36,858.615	14.07	518,601
Band 7	12.335	13.93	172
Band 8	464.503	13.79	6,405
Band 9	1,451.910	13.60	19,746
Band 17	55,398.309	14.93	827,097
Band 19	3,619.657	14.79	53,535
Band 20	13,886.616	14.46	200,800
Band 22	248.720	14.32	3,562
Band 24	19,521.436	14.74	287,746
Band 25	2,396.487	14.55	34,869
Band 26	1,084.087	14.41	15,622
Band 27	4,067.453	14.18	57,676
Band 28	1,694.271	14.13	23,940
Band 30	11,781.216	11.97	141,021
Band 31	7,759.436	11.89	92,260
Band 34	3,801.853	16.79	63,833
Band 35	323.540	16.71	5,406
	165,433.146		$ 2,367,445
ING Limited Maturity Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,624.738	$ 23.89	$ 62,705
Band 3	9,647.092	23.11	222,944
	12,271.830		$ 285,649

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,808.091	$ 17.26	$ 82,988
Band 2	4,787.774	9.94	47,590
Band 3	49,799.032	16.70	831,644
Band 4	6,121.533	9.90	60,603
Band 5	58,409.791	18.03	1,053,129
Band 6	339,888.544	17.26	5,866,476
Band 7	12,325.507	16.70	205,836
Band 8	90,426.968	16.15	1,460,396
Band 9	282,723.659	15.45	4,368,081
Band 10	16,246.183	14.94	242,718
Band 17	461,353.724	10.63	4,904,190
Band 19	27,043.965	10.52	284,503
Band 20	158,085.716	10.29	1,626,702
Band 22	1,353.690	10.19	13,794
Band 24	502,226.096	10.49	5,268,352
Band 25	261,018.046	10.36	2,704,147
Band 26	31,936.199	10.26	327,665
Band 27	6,952.091	10.09	70,147
Band 28	5,384.509	10.06	54,168
Band 30	23,026.178	10.12	233,025
Band 31	75,478.818	10.05	758,562
Band 34	13,602.878	9.89	134,532
Band 35	25,636.785	9.82	251,753
	2,458,635.777		$ 30,851,001
ING Lord Abbett Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	3,139.545	$ 11.86	$ 37,235
Band 6	4,352.979	12.76	55,544
Band 17	11,522.852	11.32	130,439
Band 19	3,311.432	11.21	37,121
Band 24	1,938.980	11.17	21,658
	24,265.788		$ 281,997

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	8,180.202	$ 17.26	$ 141,190
Band 3	131,546.150	16.88	2,220,499
Band 6	98,597.007	12.53	1,235,420
Band 8	54.967	12.28	675
Band 9	33,902.544	12.12	410,899
Band 17	209,960.578	12.60	2,645,503
Band 19	4,485.220	12.47	55,931
Band 20	21,415.316	12.20	261,267
Band 22	263.237	12.08	3,180
Band 24	63,882.408	12.43	794,058
Band 25	66,981.634	12.28	822,534
Band 26	6,489.989	12.16	78,918
Band 27	10,178.328	11.96	121,733
Band 28	11,179.083	11.92	133,255
Band 34	8,572.434	9.91	84,953
Band 35	4,397.763	9.84	43,274
	680,086.860		$ 9,053,289
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	11,443.737	$ 13.68	$ 156,550
Band 5	1,008.792	13.96	14,083
Band 6	114,969.825	13.80	1,586,584
Band 7	230.156	13.68	3,149
Band 8	1,457.566	13.56	19,765
Band 9	21,325.428	13.41	285,974
Band 17	60,440.304	13.64	824,406
Band 19	7,758.321	13.52	104,892
Band 20	11,658.346	13.25	154,473
Band 22	229.877	13.14	3,021
Band 24	75,580.070	13.48	1,018,819
Band 25	86,882.440	13.33	1,158,143
Band 26	4,124.447	13.21	54,484
Band 27	725.312	13.02	9,444
Band 28	3,404.908	12.98	44,196
Band 30	63,300.366	8.11	513,366
Band 31	89,307.043	8.06	719,815
Band 34	1,825.888	8.52	15,557
	555,672.826		$ 6,686,721

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,665.256	$ 27.52	$ 45,828
Band 2	4,539.832	27.52	124,936
Band 3	33,894.875	26.86	910,416
Band 4	23,580.261	26.86	633,366
Band 5	4,007.671	28.44	113,978
Band 6	101,532.659	27.52	2,794,179
Band 7	180.632	26.85	4,850
Band 8	5,840.749	26.22	153,144
Band 9	29,557.483	25.37	749,873
Band 10	382.627	24.75	9,470
Band 17	124,203.313	11.87	1,474,293
Band 19	11,138.979	11.75	130,883
Band 20	66,718.636	11.49	766,597
Band 22	7,455.869	11.38	84,848
Band 24	159,418.302	11.71	1,866,788
Band 25	90,861.439	11.56	1,050,358
Band 26	6,078.942	11.45	69,604
Band 27	7,436.658	11.27	83,811
Band 28	12,555.988	11.23	141,004
Band 30	26,963.301	10.00	269,633
Band 31	2,388.369	9.93	23,717
Band 34	32,172.910	10.15	326,555
Band 35	1,847.633	10.08	18,624
	754,422.384		$ 11,846,755
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	1,057.011	$ 16.64	$ 17,589
Band 6	187,892.357	16.79	3,154,713
Band 8	1,915.204	16.50	31,601
Band 9	33,173.532	16.32	541,392
Band 10	659.292	16.18	10,667
Band 17	150,324.358	16.60	2,495,384
Band 19	10,042.167	16.45	165,194
Band 20	28,375.513	16.12	457,413
Band 22	2,918.620	15.98	46,640
Band 24	93,211.795	16.41	1,529,606
Band 25	97,157.505	16.22	1,575,895
Band 26	1,800.424	16.08	28,951
Band 27	50,765.589	15.85	804,635
Band 28	11,806.187	15.80	186,538
Band 30	54,289.781	9.40	510,324
Band 31	124,041.598	9.35	1,159,789
Band 34	5,315.425	9.68	51,453
Band 35	11,244.031	9.61	108,055
	865,990.389		$ 12,875,839

Division/Contract	Units	Unit Value	Extended Value
ING Morgan Stanley Global Franchise Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	785.976	$ 13.85	$ 10,886
Band 6	82,165.576	13.97	1,147,853
Band 7	80.942	13.85	1,121
Band 9	9,288.284	13.58	126,135
Band 17	50,259.861	13.81	694,089
Band 19	48.508	13.69	664
Band 20	22,612.845	13.42	303,464
Band 24	69,845.264	13.66	954,086
Band 25	62,226.520	13.50	840,058
Band 26	429.826	13.38	5,751
Band 27	44,147.087	13.19	582,300
Band 28	2,278.567	13.15	29,963
Band 34	14,891.702	10.94	162,915
Band 35	19,925.810	10.86	216,394
	378,986.768		$ 5,075,679
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	7,147.403	$ 13.14	$ 93,917
Band 9	240.837	13.02	3,136
Band 17	4,317.751	13.09	56,519
Band 20	1,295.214	12.96	16,786
Band 24	11,055.425	13.04	144,163
Band 25	21,632.501	12.99	281,006
Band 27	1,464.348	12.89	18,875
Band 28	666.991	12.88	8,591
Band 34	13,833.229	13.17	182,184
Band 35	851.228	13.10	11,151
	62,504.927		$ 816,328
ING Oppenheimer Active Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	1,881.194	$ 15.11	$ 28,425
Band 9	732.482	14.97	10,965
Band 17	12,919.881	15.05	194,444
Band 19	566.251	15.01	8,499
Band 20	1,264.610	14.91	18,855
Band 24	14,856.589	14.99	222,700
Band 25	3,959.857	14.94	59,160
Band 34	151.361	15.14	2,292
Band 35	2,175.299	15.07	32,782
	38,507.524		$ 578,122

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,096.201	$ 15.53	$ 32,554
Band 3	5,625.521	15.37	86,464
Band 5	2,073.057	15.74	32,630
Band 6	113,213.152	15.53	1,758,200
Band 8	2,759.124	15.22	41,994
Band 9	22,990.216	15.02	345,313
Band 10	350.413	14.87	5,211
Band 17	109,484.526	14.88	1,629,130
Band 19	7,454.676	14.74	109,882
Band 20	48,883.804	14.41	704,416
Band 22	708.320	14.27	10,108
Band 24	70,277.882	14.69	1,032,382
Band 25	485,458.606	14.50	7,039,150
Band 26	4,071.673	14.36	58,469
Band 27	14,635.958	14.13	206,806
Band 28	4,314.959	14.08	60,755
Band 30	5,191.571	13.34	69,256
Band 31	6,674.267	13.25	88,434
Band 34	6,095.786	12.97	79,062
	912,359.712		$ 13,390,216
ING PIMCO Total Return Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	8,010.778	$ 19.12	$ 153,166
Band 3	16,412.898	18.66	306,265
Band 5	9,119.908	19.76	180,209
Band 6	663,011.739	19.12	12,676,784
Band 7	398.584	18.66	7,438
Band 8	13,428.495	18.22	244,667
Band 9	150,586.334	17.63	2,654,837
Band 10	5,628.605	17.20	96,812
Band 17	788,650.327	13.90	10,962,240
Band 19	22,887.934	13.77	315,167
Band 20	354,262.419	13.46	4,768,372
Band 22	17,189.308	13.33	229,133
Band 24	570,307.786	13.72	7,824,623
Band 25	912,812.627	13.55	12,368,611
Band 26	18,562.072	13.42	249,103
Band 27	48,389.173	13.20	638,737
Band 28	156,255.207	13.16	2,056,319
Band 30	35,063.850	13.11	459,687
Band 31	5,226.573	13.02	68,050
Band 34	206,010.437	12.10	2,492,726
Band 35	62,121.702	12.01	746,082
	4,064,336.756		$ 59,499,028

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer Fund Portfolio - Service Class					
Contracts in accumulation period:					
Band 6	3,332.382	$	11.89	$	39,622
Band 9	3,922.021		11.56		45,339
Band 17	8,421.023		11.75		98,947
Band 20	544.394		11.42		6,217
Band 24	3,567.644		11.62		41,456
Band 25	3,337.547		11.48		38,315
Band 30	7,180.152		9.46		67,924
Band 34	1,904.379		9.64		18,358
	32,209.542			$	356,178
ING Pioneer Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Band 1	2,412.267	$	11.99	$	28,923
Band 3	28,238.100		11.88		335,469
Band 6	173,586.820		11.99		2,081,306
Band 7	61.822		11.88		734
Band 8	137.828		11.78		1,624
Band 9	26,321.495		11.65		306,645
Band 17	203,285.195		11.85		2,408,930
Band 19	1,093.645		11.75		12,850
Band 20	34,498.947		11.51		397,083
Band 22	3,478.058		11.41		39,685
Band 24	65,443.702		11.71		766,346
Band 25	37,311.237		11.58		432,064
Band 26	11,268.231		11.48		129,359
Band 27	3,058.706		11.31		34,594
Band 28	3,339.233		11.28		37,667
Band 29	1,416.455		11.18		15,836
Band 30	105,322.745		9.70		1,021,631
Band 31	88,574.954		9.63		852,977
Band 34	3,030.687		10.12		30,671
Band 35	1,223.774		10.04		12,287
	793,103.901			$	8,946,681
ING Retirement Conservative Portfolio - Adviser Class					
Contracts in accumulation period:					
Band 6	98,624.675	$	8.86	$	873,815
Band 9	15,947.966		8.81		140,502
Band 17	51,960.234		8.84		459,328
Band 20	23,372.350		8.78		205,209
Band 22	310.713		8.77		2,725
Band 24	198,267.655		8.82		1,748,721
Band 25	115,390.448		8.80		1,015,436
Band 27	4,080.467		8.75		35,704
Band 28	21,260.809		8.75		186,032
Band 34	174,367.868		8.87		1,546,643
Band 35	145,066.560		8.84		1,282,388
	848,649.745			$	7,496,503

Division/Contract	Units	Unit Value		Extended Value	
ING Retirement Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Band 5	1,020.387	$	10.36	$	10,571
Band 6	2,727,129.309		10.33		28,171,246
Band 8	5,504.677		10.30		56,698
Band 9	304,281.497		10.27		3,124,971
Band 17	2,923,138.354		10.31		30,137,556
Band 19	86,630.316		10.29		891,426
Band 20	307,511.870		10.25		3,151,997
Band 22	24,168.613		10.23		247,245
Band 24	2,127,798.534		10.28		21,873,769
Band 25	1,547,037.143		10.26		15,872,601
Band 26	103,303.525		10.24		1,057,828
Band 27	127,690.226		10.21		1,303,717
Band 28	68,124.814		10.20		694,873
Band 34	140,258.484		10.35		1,451,675
Band 35	147,042.671		10.31		1,516,010
	10,640,640.420			$	109,562,183
ING Retirement Moderate Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Band 3	3,138.108	$	10.54	$	33,076
Band 5	22,867.166		10.59		242,163
Band 6	2,072,257.822		10.56		21,883,043
Band 8	3,467.940		10.52		36,483
Band 9	350,829.137		10.50		3,683,706
Band 17	2,248,046.699		10.54		23,694,412
Band 19	205,476.117		10.52		2,161,609
Band 20	375,200.341		10.47		3,928,348
Band 22	9,790.614		10.45		102,312
Band 24	1,672,023.431		10.51		17,572,966
Band 25	834,539.167		10.48		8,745,970
Band 26	83,497.755		10.46		873,387
Band 27	89,169.539		10.43		930,038
Band 28	53,608.076		10.43		559,132
Band 34	350,050.084		10.57		3,700,029
Band 35	133,933.927		10.54		1,411,664
	8,507,895.923			$	89,558,338

Division/Contract	Units	Unit Value	Extended Value
ING Retirement Moderate Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 3	1,526.392	$ 10.65	$ 16,256
Band 4	2,563.212	10.65	27,298
Band 5	13,961.532	10.70	149,388
Band 6	807,777.485	10.67	8,618,986
Band 8	14,822.186	10.63	157,560
Band 9	231,239.119	10.61	2,453,447
Band 10	804.266	10.59	8,517
Band 17	958,680.188	10.64	10,200,357
Band 19	60,355.580	10.62	640,976
Band 20	163,847.919	10.58	1,733,511
Band 22	56,431.701	10.56	595,919
Band 24	866,463.213	10.62	9,201,839
Band 25	1,001,633.941	10.59	10,607,303
Band 26	57,969.043	10.57	612,733
Band 27	15,794.307	10.54	166,472
Band 28	26,084.352	10.53	274,668
Band 34	381,255.051	10.68	4,071,804
Band 35	256,914.349	10.65	2,736,138
	4,918,123.836		$ 52,273,172
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,725.254	$ 53.54	$ 92,370
Band 3	8,707.096	51.80	451,028
Band 5	1,355.121	13.79	18,687
Band 6	1,070,805.136	13.63	14,595,074
Band 7	1,038.165	13.51	14,026
Band 9	54,153.063	13.25	717,528
Band 10	1,994.346	13.13	26,186
Band 17	493,392.965	13.47	6,646,003
Band 19	23,208.243	13.36	310,062
Band 20	155,345.490	13.09	2,033,472
Band 22	9,218.683	12.98	119,659
Band 24	301,776.365	13.32	4,019,661
Band 25	150,019.434	13.17	1,975,756
Band 26	15,248.054	13.05	198,987
Band 27	2,353.921	12.86	30,271
Band 28	29,370.521	12.82	376,530
Band 30	62,662.375	10.76	674,247
Band 31	6,992.358	10.70	74,818
Band 34	104,289.911	11.00	1,147,189
Band 35	34,513.384	10.92	376,886
	2,528,169.885		$ 33,898,440

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,880.375	$ 32.01	$ 60,191
Band 3	10,014.329	30.97	310,144
Band 6	159,225.146	12.24	1,948,916
Band 7	60.989	12.11	739
Band 9	44,643.817	11.83	528,136
Band 10	140.195	11.72	1,643
Band 17	138,071.350	11.90	1,643,049
Band 19	9,626.585	11.78	113,401
Band 20	29,182.570	11.52	336,183
Band 22	3,781.151	11.41	43,143
Band 24	110,202.729	11.75	1,294,882
Band 25	130,386.003	11.60	1,512,478
Band 26	7,885.914	11.48	90,530
Band 27	5,494.191	11.30	62,084
Band 28	2,971.639	11.26	33,461
Band 30	69,487.948	9.18	637,899
Band 31	71,610.610	9.12	653,089
Band 34	59,842.322	9.51	569,100
Band 35	4,046.282	9.44	38,197
	858,554.145		$ 9,877,265
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,916.393	$ 22.62	$ 43,349
Band 3	16,909.395	22.00	372,007
Band 6	138,313.549	11.61	1,605,820
Band 8	11,042.075	11.41	125,990
Band 9	61,700.887	11.28	695,986
Band 17	84,466.778	11.47	968,834
Band 19	4,827.562	11.37	54,889
Band 20	9,255.880	11.14	103,111
Band 22	1,867.618	11.05	20,637
Band 24	91,455.184	11.34	1,037,102
Band 25	41,099.594	11.21	460,726
Band 26	909.023	11.11	10,099
Band 27	1,947.225	10.95	21,322
Band 28	4,717.740	10.92	51,518
Band 34	17,865.029	9.16	163,644
Band 35	1,665.250	9.09	15,137
	489,959.182		$ 5,750,171

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	103.258	$ 30.13	$ 3,111
Band 2	563.842	10.47	5,903
Band 3	19,319.040	29.36	567,207
Band 4	52.270	10.39	543
Band 5	1,499.210	11.88	17,811
Band 6	61,942.274	11.75	727,822
Band 9	11,376.551	11.42	129,920
Band 10	146.125	11.32	1,654
Band 17	59,663.015	11.61	692,688
Band 19	2,566.792	11.51	29,544
Band 20	5,889.539	11.28	66,434
Band 22	1,784.811	11.18	19,954
Band 24	26,272.955	11.48	301,614
Band 25	12,443.636	11.35	141,235
Band 26	7,317.830	11.25	82,326
Band 27	529.335	11.09	5,870
Band 34	1,434.677	9.83	14,103
Band 35	296.449	9.76	2,893
	213,201.609		$ 2,810,632
ING Wells Fargo HealthCare Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	417.802	$ 11.99	$ 5,009
Band 3	433.052	11.89	5,149
Band 5	3,575.377	11.66	41,689
Band 6	126,568.370	11.50	1,455,536
Band 8	1,372.004	11.27	15,462
Band 9	11,610.559	11.12	129,109
Band 17	114,720.728	12.38	1,420,243
Band 19	733.488	12.26	8,993
Band 20	17,951.756	11.99	215,242
Band 22	241.056	11.87	2,861
Band 24	56,676.378	12.22	692,585
Band 25	58,241.154	12.07	702,971
Band 26	813.295	11.95	9,719
Band 27	20,157.031	11.76	237,047
Band 28	3,503.309	11.72	41,059
Band 34	4,984.714	9.47	47,205
Band 35	3,829.631	9.41	36,037
	425,829.704		$ 5,065,916
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	34,539.137	$ 11.40	$ 393,746
Band 31	30,170.029	11.33	341,826
	64,709.166		$ 735,572

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	71.442	$ 12.86	$ 919
Band 6	309,094.241	12.71	3,928,588
Band 9	14,431.226	12.35	178,226
Band 17	291,671.309	12.57	3,666,308
Band 19	9,617.589	12.46	119,835
Band 20	73,727.258	12.21	900,210
Band 22	2,511.852	12.10	30,393
Band 24	115,744.969	12.42	1,437,553
Band 25	113,942.209	12.28	1,399,210
Band 26	4,775.200	12.17	58,114
Band 27	5,393.062	12.00	64,717
Band 28	14,057.666	11.96	168,130
Band 30	63,374.060	10.15	643,247
Band 31	48,050.618	10.08	484,350
Band 34	21,376.918	10.67	228,092
Band 35	3,258.270	10.60	34,538
	1,091,097.889		$ 13,342,430
ING Columbia Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	94,735.781	$ 10.15	$ 961,568
Band 9	6,380.952	9.91	63,235
Band 17	95,623.639	10.05	961,018
Band 19	682.664	9.98	6,813
Band 20	26,156.063	9.82	256,853
Band 22	916.471	9.75	8,936
Band 24	84,893.734	9.96	845,542
Band 25	63,666.930	9.86	627,756
Band 26	7,504.376	9.79	73,468
Band 27	11,386.230	9.68	110,219
Band 28	13,769.275	9.65	132,874
Band 29	826.513	9.58	7,918
Band 34	1,449.386	10.78	15,624
Band 35	2,655.869	10.70	28,418
	410,647.883		$ 4,100,242

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	220,935.253	$ 9.90	$ 2,187,259
Band 7	1,161.913	9.82	11,410
Band 9	36,975.994	9.65	356,818
Band 17	267,719.963	9.79	2,620,978
Band 19	810.709	9.72	7,880
Band 20	29,057.426	9.54	277,208
Band 22	8,564.267	9.47	81,104
Band 24	202,103.087	9.69	1,958,379
Band 25	152,688.275	9.59	1,464,281
Band 26	6,808.501	9.52	64,817
Band 27	25,585.573	9.39	240,249
Band 28	6,601.961	9.37	61,860
Band 30	19,179.352	9.08	174,149
Band 31	29,191.534	9.02	263,308
Band 34	6,676.633	9.31	62,159
Band 35	5,362.211	9.25	49,600
	1,019,422.652		$ 9,881,459
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	1,730.853	$ 17.71	$ 30,653
Band 6	59,928.528	17.41	1,043,356
Band 7	89.587	17.18	1,539
Band 8	2,828.346	16.96	47,969
Band 9	15,152.796	16.67	252,597
Band 10	1,270.401	16.45	20,898
Band 17	18,747.939	13.72	257,222
Band 19	2,731.505	13.59	37,121
Band 20	8,253.261	13.28	109,603
Band 24	25,644.346	13.54	347,224
Band 25	33,146.505	13.37	443,169
Band 26	528.373	13.24	6,996
Band 27	6,881.429	13.03	89,665
Band 28	7,574.728	12.98	98,320
Band 30	7,050.415	10.25	72,267
Band 31	17,206.440	10.18	175,162
Band 34	33,304.312	10.45	348,030
Band 35	8,077.616	10.38	83,846
	250,147.380		$ 3,465,637

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	574.488	$ 13.13	$ 7,543
Band 6	18,898.767	12.93	244,361
Band 8	1,179.946	12.65	14,926
Band 9	3,905.587	12.47	48,703
Band 17	37,649.704	12.08	454,808
Band 19	491.280	11.96	5,876
Band 20	4,538.664	11.69	53,057
Band 22	369.082	11.58	4,274
Band 24	28,772.141	11.92	342,964
Band 25	10,589.034	11.77	124,633
Band 26	6,799.327	11.66	79,280
Band 28	861.168	11.43	9,843
	114,629.188		$ 1,390,268
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Band 5	2,047.582	$ 13.88	$ 28,420
Band 6	1,834.878	13.72	25,175
Band 8	1,721.996	13.49	23,230
Band 9	917.967	13.33	12,237
Band 17	4,362.954	13.56	59,162
Band 20	1,610.643	13.17	21,212
Band 24	485.339	13.41	6,508
	12,981.359		$ 175,944
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	1,504.160	$ 13.40	$ 20,156
Band 5	104.076	15.80	1,644
Band 6	133,273.142	15.52	2,068,399
Band 8	10,131.778	15.12	153,192
Band 9	56,902.580	14.86	845,572
Band 17	104,996.593	14.55	1,527,700
Band 19	5,555.439	14.41	80,054
Band 20	37,149.530	14.09	523,437
Band 22	4,560.159	13.96	63,660
Band 24	132,452.514	14.37	1,903,343
Band 25	39,251.565	14.18	556,587
Band 26	8,674.106	14.05	121,871
Band 27	8,035.261	13.82	111,047
Band 28	2,541.666	13.77	34,999
Band 30	58,034.609	9.83	570,480
Band 31	22,699.985	9.77	221,779
Band 34	1,833.860	10.31	18,907
Band 35	1,299.554	10.24	13,307
	629,000.577		$ 8,836,134

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	4,426.139	$ 12.12	$ 53,645
Band 31	6,045.409	12.04	72,787
	10,471.548		$ 126,432
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	12,532.593	$ 12.45	$ 156,031
Band 31	5,404.151	12.37	66,849
	17,936.744		$ 222,880
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	5,293.946	$ 10.06	$ 53,257
Band 31	15,323.934	9.99	153,086
	20,617.880		$ 206,343
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	57,111.960	$ 9.65	$ 551,130
Band 31	61,756.021	9.58	591,623
	118,867.981		$ 1,142,753
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	3,587.542	$ 9.53	$ 34,189
Band 31	10,049.233	9.47	95,166
	13,636.775		$ 129,355
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	2,114.347	$ 9.34	$ 19,748
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 31	9,590.005	$ 10.67	$ 102,325
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	112,108.913	$ 11.14	$ 1,248,893
Band 31	44,842.455	11.06	495,958
	156,951.368		$ 1,744,851

132

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	74,200.738	$ 9.40	$ 697,487
Band 9	1,327.276	9.23	12,251
Band 17	150,971.110	9.33	1,408,560
Band 19	4,514.975	9.28	41,899
Band 20	33,556.729	9.16	307,380
Band 22	3,537.135	9.10	32,188
Band 24	30,536.670	9.26	282,770
Band 25	40,514.004	9.19	372,324
Band 28	367.188	9.04	3,319
Band 30	26,179.716	10.04	262,844
Band 31	54,213.194	9.97	540,506
Band 34	2,860.802	10.32	29,523
	422,779.537		$ 3,991,051
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	2,612.592	$ 10.36	$ 27,066
Band 5	820.768	10.53	8,643
Band 6	152,609.582	10.43	1,591,718
Band 8	27,841.166	10.28	286,207
Band 9	161,981.014	10.19	1,650,587
Band 17	256,438.136	10.33	2,649,006
Band 19	6,164.442	10.26	63,247
Band 20	41,310.205	10.09	416,820
Band 22	1,137.646	10.02	11,399
Band 24	100,646.978	10.23	1,029,619
Band 25	90,588.753	10.14	918,570
Band 26	1,944.488	10.06	19,562
Band 27	1,454.616	9.94	14,459
Band 28	2,017.494	9.92	20,014
Band 30	25,935.249	8.76	227,193
Band 31	15,711.924	8.72	137,008
Band 34	2,700.245	9.10	24,572
Band 35	2,888.002	9.03	26,079
	894,803.300		$ 9,121,769
ING Thornburg Value Portfolio - Initial Class			
Contracts in accumulation period:			
Band 9	212.885	$ 9.48	$ 2,018
ING Thornburg Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 30	7,711.554	$ 9.67	$ 74,571
Band 31	16,940.164	9.60	162,626
	24,651.718		$ 237,197

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	598.366	$ 11.79	$ 7,055
Band 6	10,117.877	11.63	117,671
Band 8	146.022	11.40	1,665
Band 9	1,432.159	11.25	16,112
Band 17	13,605.755	11.45	155,786
Band 20	1,962.730	11.09	21,767
Band 22	35.553	10.98	390
Band 24	6,324.735	11.30	71,470
Band 25	1,251.230	11.16	13,964
Band 26	571.157	11.05	6,311
Band 30	10,018.657	8.75	87,663
Band 31	11,957.878	8.69	103,914
	58,022.119		$ 603,768
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	6,195.795	$ 12.75	$ 78,996
Band 6	59,231.449	12.52	741,578
Band 8	634.131	12.20	7,736
Band 9	4,753.230	11.99	56,991
Band 17	84,540.488	11.25	951,080
Band 19	13,264.482	11.14	147,766
Band 20	50,759.251	10.89	552,768
Band 22	5,344.656	10.78	57,615
Band 24	81,698.585	11.10	906,854
Band 25	80,115.999	10.96	878,071
Band 26	2,967.854	10.85	32,201
Band 27	389.989	10.68	4,165
Band 28	6,938.016	10.64	73,820
Band 29	1,878.082	10.54	19,795
Band 30	43.235	8.91	385
Band 35	2,089.292	9.54	19,932
	400,844.534		$ 4,529,753

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	8,062.258	$ 12.31	$ 99,246
Band 6	50,493.516	12.42	627,129
Band 8	362.123	12.21	4,422
Band 9	24,890.732	12.07	300,431
Band 10	811.632	11.97	9,715
Band 17	86,075.005	12.28	1,057,001
Band 19	2,338.807	12.17	28,463
Band 20	53,561.174	11.93	638,985
Band 22	3,637.690	11.82	42,997
Band 24	57,486.645	12.14	697,888
Band 25	21,434.304	12.00	257,212
Band 27	695.808	11.72	8,155
Band 28	6,553.080	11.68	76,540
Band 30	38,057.136	10.37	394,653
Band 31	6,811.108	10.30	70,154
Band 34	9,741.833	10.57	102,971
Band 35	1,573.898	10.49	16,510
	372,586.749		$ 4,432,472
ING Strategic Allocation Conservative Portfolio - Class S			
Contracts in accumulation period:			
Band 31	32.414	$ 9.93	$ 322
ING Strategic Allocation Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 30	3,666.737	$ 9.19	$ 33,697
Band 31	10,745.574	9.13	98,107
	14,412.311		$ 131,804
ING Strategic Allocation Moderate Portfolio - Class S			
Contracts in accumulation period:			
Band 30	1,798.980	$ 9.59	$ 17,252
Band 31	1,533.637	9.52	14,600
	3,332.617		$ 31,852
ING Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Band 2	36,310.100	$ 8.89	$ 322,797
Band 4	116,644.719	8.85	1,032,306
	152,954.819		$ 1,355,103

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Band 1	3,263.938	$ 8.82	$ 28,788
Band 3	20,852.023	8.78	183,081
Band 5	3,139.536	8.88	27,879
Band 6	151,790.323	8.82	1,338,791
Band 8	4,071.913	8.74	35,589
Band 9	25,328.427	8.69	220,104
Band 17	115,127.454	8.77	1,009,668
Band 19	108.513	8.73	947
Band 20	23,712.696	8.63	204,641
Band 22	5,504.697	8.59	47,285
Band 24	119,467.225	8.71	1,040,560
Band 25	42,514.978	8.66	368,180
Band 26	7,063.309	8.61	60,815
Band 28	1,018.437	8.53	8,687
Band 30	9,694.248	9.62	93,259
Band 31	11,854.913	9.56	113,333
Band 34	27,499.391	9.47	260,419
Band 35	526.508	9.41	4,954
	572,538.529		$ 5,046,980
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Band 5	11,192.801	$ 10.71	$ 119,875
Band 6	41,366.543	10.57	437,244
Band 8	59,030.967	10.36	611,561
Band 9	75,582.451	10.23	773,208
Band 10	8.306	10.12	84
Band 17	6,381.301	10.45	66,685
	193,562.369		$ 2,008,657
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Band 5	5,640.591	$ 10.48	$ 59,113
Band 6	13,660.348	10.35	141,385
Band 8	1,602.285	10.15	16,263
Band 9	32,336.436	10.02	324,011
Band 17	7,083.872	10.21	72,326
Band 20	28,976.060	9.89	286,573
Band 22	2,072.017	9.80	20,306
	91,371.609		$ 919,977
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 6	40,544.947	$ 10.32	$ 418,424
Band 8	83.162	10.13	842
Band 9	144,517.947	10.01	1,446,625
Band 17	14,851.399	10.19	151,336
Band 20	22,510.399	9.88	222,403
	222,507.854		$ 2,239,630

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Band 6	10,135.697	$	10.36	$	105,006
Band 8	1,054.150		10.18		10,731
Band 9	13,247.042		10.06		133,265
Band 10	2,624.738		9.97		26,169
Band 20	10,045.346		9.94		99,851
	37,106.973			$	375,022
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Band 5	39.382	$	10.56	$	416
Band 6	8,735.444		10.44		91,198
Band 9	217.068		10.16		2,205
Band 17	3,980.839		10.33		41,122
Band 20	6,815.419		10.04		68,427
	19,788.152			$	203,368
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Band 5	509.775	$	10.42	$	5,312
Band 9	27.933		10.03		280
	537.708			$	5,592
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Band 5	5,253.354	$	10.67	$	56,053
Band 6	2,053.848		10.56		21,689
Band 8	2,127.796		10.40		22,129
Band 9	3,005.347		10.29		30,925
Band 17	10,096.026		10.45		105,503
	22,536.371			$	236,299
ING GET U.S. Core Portfolio - Series 12					
Contracts in accumulation period:					
Band 8	129.664	$	10.47	$	1,358
Band 9	4,543.144		10.36		47,067
Band 17	310.648		10.51		3,265
Band 20	208.269		10.26		2,137
	5,191.725			$	53,827
ING GET U.S. Core Portfolio - Series 13					
Contracts in accumulation period:					
Band 9	47,895.620	$	10.31	$	493,804
Band 17	10,757.068		10.45		112,411
Band 20	4,004.011		10.21		40,881
	62,656.699			$	647,096

137

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 14			
Contracts in accumulation period:			
Band 5	9,258.721	$ 10.70	$ 99,068
Band 6	22,257.573	10.62	236,375
Band 8	33,318.014	10.49	349,506
Band 9	233,053.258	10.41	2,426,084
Band 10	34,574.711	10.34	357,503
Band 17	46,884.272	10.53	493,691
Band 19	5,987.218	10.47	62,686
Band 20	440,071.374	10.32	4,541,537
Band 22	5,417.124	10.25	55,526
	830,822.265		$ 8,621,976
ING BlackRock Science and Technology Opportunities **Portfolio - Class S**			
Contracts in accumulation period:			
Band 1	1,358.969	$ 11.45	$ 15,560
Band 5	94.460	11.51	1,087
Band 6	131,508.086	11.45	1,505,768
Band 9	18,792.807	11.29	212,171
Band 17	189,671.214	11.38	2,158,458
Band 19	14,891.081	11.34	168,865
Band 20	50,067.232	11.23	562,255
Band 22	3,398.145	11.18	37,991
Band 24	75,194.708	11.32	851,204
Band 25	90,871.057	11.26	1,023,208
Band 26	779.182	11.21	8,735
Band 27	19,608.256	11.14	218,436
Band 28	12,626.597	11.12	140,408
Band 30	10,499.815	11.61	121,903
Band 31	31,164.134	11.53	359,322
Band 34	6,919.537	11.48	79,436
Band 35	4,374.498	11.40	49,869
	661,819.778		$ 7,514,676
ING Euro STOXX 50 Index Portfolio - Class A			
Contracts in accumulation period:			
Band 6	1,457.220	$ 8.81	$ 12,838
Band 24	2,670.183	8.76	23,391
Band 25	2,237.622	8.74	19,557
Band 34	2,820.226	8.82	24,874
Band 35	454.722	8.79	3,997
	9,639.973		$ 84,657

Division/Contract	Units	Unit Value	Extended Value
ING Hang Seng Index Portfolio - Class S			
Contracts in accumulation period:			
Band 6	43,038.080	$ 13.78	$ 593,065
Band 9	9.444	13.66	129
Band 17	16,713.186	13.73	229,472
Band 19	4,004.631	13.70	54,863
Band 20	5,995.141	13.61	81,594
Band 22	229.596	13.58	3,118
Band 24	78,686.922	13.68	1,076,437
Band 25	19,154.023	13.64	261,261
Band 26	1,396.415	13.60	18,991
Band 27	24,090.302	13.54	326,183
Band 28	918.665	13.53	12,430
Band 34	778.909	13.80	10,749
Band 35	1,207.791	13.74	16,595
	196,223.105		$ 2,684,887
ING Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 4	278.681	$ 9.62	$ 2,681
Band 5	7,767.337	10.22	79,382
Band 6	69,461.720	10.02	696,006
Band 7	117.243	9.88	1,158
Band 8	4,824.614	9.74	46,992
Band 9	12,719.418	9.56	121,598
Band 10	281.792	9.42	2,654
Band 17	109,968.208	11.08	1,218,448
Band 19	66.466	10.97	729
Band 20	8,858.746	10.73	95,054
Band 22	74.379	10.62	790
Band 24	40,130.356	10.94	439,026
Band 25	50,186.556	10.80	542,015
Band 26	3,118.514	10.69	33,337
Band 27	295.021	10.52	3,104
Band 30	21,451.787	8.96	192,208
Band 31	54,315.506	8.90	483,408
	383,916.344		$ 3,958,590

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 4	81.615	$ 10.62	$ 867
Band 5	1,445.280	15.39	22,243
Band 6	87,678.246	15.10	1,323,942
Band 8	5,611.905	14.68	82,383
Band 9	9,980.100	14.40	143,713
Band 10	138.846	14.19	1,970
Band 17	128,494.999	13.25	1,702,559
Band 19	2,358.027	13.13	30,961
Band 20	15,039.751	12.83	192,960
Band 22	1,078.976	12.71	13,714
Band 24	74,086.399	13.08	969,050
Band 25	53,593.641	12.92	692,430
Band 26	2,716.340	12.79	34,742
Band 27	12,092.454	12.59	152,244
Band 28	1,187.277	12.54	14,888
Band 30	68,677.218	10.02	688,146
Band 31	74,480.749	9.96	741,828
	538,741.823		$ 6,808,640
ING Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	58.387	$ 9.89	$ 577
Band 3	522.653	11.40	5,958
Band 4	29.390	9.81	288
Band 5	217.623	15.17	3,301
Band 6	53,540.399	14.88	796,681
Band 7	92.038	14.67	1,350
Band 8	6,930.303	14.47	100,281
Band 9	19,652.275	14.19	278,866
Band 17	125,754.855	12.38	1,556,845
Band 19	2,719.081	12.27	33,363
Band 20	2,905.857	11.99	34,841
Band 22	669.946	11.88	7,959
Band 24	104,082.089	12.23	1,272,924
Band 25	51,595.762	12.07	622,761
Band 26	2,415.032	11.95	28,860
Band 27	12,679.224	11.76	149,108
Band 28	608.683	11.72	7,134
Band 30	26,376.557	9.49	250,314
Band 31	61,880.772	9.42	582,917
	472,730.926		$ 5,734,328

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Band 3	88.105	$ 14.77	$ 1,301
Band 6	235,673.885	8.12	1,913,672
Band 7	269.808	8.09	2,183
Band 8	82.918	8.06	668
Band 9	15,403.195	8.01	123,380
Band 17	49,547.761	8.08	400,346
Band 19	371.718	8.04	2,989
Band 20	3,689.138	7.97	29,402
Band 22	157.710	7.93	1,251
Band 24	23,155.765	8.03	185,941
Band 25	53,047.615	7.99	423,850
Band 26	3,142.716	7.95	24,985
Band 27	3,418.590	7.90	27,007
Band 28	570.535	7.89	4,502
Band 30	18,570.581	14.88	276,330
Band 31	33,702.047	14.82	499,464
Band 34	30,746.677	8.15	250,585
Band 35	89.099	8.09	721
	471,727.863		$ 4,168,577
ING Japan TOPIX Index® Portfolio - Class A			
Contracts in accumulation period:			
Band 6	1,226.040	$ 11.07	$ 13,572
Band 24	550.187	11.01	6,058
	1,776.227		$ 19,630
ING Russell™ Large Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Band 5	2,735.152	$ 14.16	$ 38,730
Band 6	29,563.432	14.11	417,140
Band 8	715.076	14.04	10,040
Band 9	10,937.675	13.99	153,018
Band 17	6,867.894	14.06	96,563
Band 19	525.897	14.02	7,373
Band 20	2,003.795	13.94	27,933
Band 22	365.503	13.90	5,080
Band 24	28,740.472	14.01	402,654
Band 25	2,493.461	13.96	34,809
Band 28	1,057.183	13.85	14,642
Band 30	302.370	14.17	4,285
Band 31	773.899	14.12	10,927
Band 34	6,944.429	14.13	98,125
	94,026.238		$ 1,321,319

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 1	424.505	$ 14.24	$ 6,045
Band 2	15,685.288	13.00	203,909
Band 3	27,210.803	14.21	386,666
Band 4	43,139.248	12.97	559,516
Band 5	1,637.229	9.11	14,915
Band 6	184,712.573	9.06	1,673,496
Band 8	10,189.468	8.99	91,603
Band 9	75,899.613	8.94	678,543
Band 17	139,431.179	9.01	1,256,275
Band 19	8,506.476	8.97	76,303
Band 20	42,461.206	8.89	377,480
Band 22	4,590.610	8.85	40,627
Band 24	47,019.501	8.96	421,295
Band 25	98,935.536	8.91	881,516
Band 26	552.143	8.87	4,898
Band 27	7,533.160	8.81	66,367
Band 28	10,192.800	8.80	89,697
Band 34	39,190.086	9.09	356,238
Band 35	4,244.239	9.02	38,283
	761,555.663		$ 7,223,672
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Band 5	261.251	$ 13.79	$ 3,603
Band 6	43,274.082	13.75	595,019
Band 8	2,412.612	13.67	32,980
Band 9	6,948.967	13.63	94,714
Band 17	25,236.880	13.70	345,745
Band 19	4,135.810	13.66	56,495
Band 20	2,833.280	13.58	38,476
Band 22	777.891	13.54	10,533
Band 24	25,871.224	13.65	353,142
Band 25	2,681.546	13.60	36,469
Band 26	648.665	13.57	8,802
Band 27	1,259.546	13.51	17,016
Band 28	360.533	13.49	4,864
Band 34	12,202.683	13.77	168,031
	128,904.970		$ 1,765,889

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Band 1	4,055.878	$ 16.17	$ 65,584
Band 3	17,051.334	16.13	275,038
Band 6	53,583.883	16.17	866,451
Band 9	19,851.005	16.03	318,212
Band 17	86,962.597	16.11	1,400,967
Band 19	1,987.709	16.07	31,942
Band 20	8,616.751	15.97	137,610
Band 22	958.842	15.93	15,274
Band 24	27,711.247	16.06	445,043
Band 25	27,677.579	16.00	442,841
Band 26	5,064.414	15.96	80,828
Band 27	3,014.240	15.89	47,896
Band 28	1,155.767	15.87	18,342
Band 34	22,976.679	16.20	372,222
Band 35	1,780.436	16.13	28,718
	282,448.361		$ 4,546,968
ING Russell™ Mid Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 5	79.250	$ 10.50	$ 832
Band 6	120,720.877	10.44	1,260,326
Band 7	79.398	10.40	826
Band 9	13,648.164	10.30	140,576
Band 17	35,194.501	10.39	365,671
Band 20	3,482.921	10.24	35,665
Band 24	51,280.379	10.33	529,726
Band 25	16,377.728	10.27	168,199
Band 26	166.804	10.23	1,706
Band 27	4,745.354	10.16	48,213
Band 34	16,537.598	10.47	173,149
	262,312.974		$ 2,724,889
ING Russell™ Small Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 3	41.957	$ 10.80	$ 453
Band 5	3,530.281	10.90	38,480
Band 6	66,943.435	10.84	725,667
Band 9	4,560.456	10.69	48,751
Band 10	1,816.461	10.65	19,345
Band 17	35,044.672	10.78	377,782
Band 20	9,036.591	10.63	96,059
Band 24	46,332.410	10.72	496,683
Band 25	40,357.242	10.66	430,208
Band 26	769.243	10.62	8,169
Band 27	7,858.476	10.54	82,828
Band 28	373.120	10.53	3,929
Band 34	22,311.680	10.87	242,528
Band 35	477.468	10.80	5,157
	239,453.492		$ 2,576,039

Division/Contract	Units	Unit Value		Extended Value	
ING Small Company Portfolio - Class S					
Contracts in accumulation period:					
Band 1	460.641	$	10.62	$	4,892
Band 6	29,479.576		11.01		324,570
Band 9	11,716.588		10.86		127,242
Band 17	24,373.860		10.95		266,894
Band 20	9,437.556		10.80		101,926
Band 22	908.617		10.76		9,777
Band 24	15,246.912		10.89		166,039
Band 25	20,763.365		10.83		224,867
Band 27	1,935.007		10.71		20,724
Band 28	358.535		10.70		3,836
Band 30	115,801.801		10.69		1,237,921
Band 31	61,984.608		10.61		657,657
Band 34	4,607.334		11.04		50,865
Band 35	4,628.051		10.97		50,770
	301,702.451			$	3,247,980
ING U.S. Bond Index Portfolio - Class S					
Contracts in accumulation period:					
Band 5	601.268	$	11.19	$	6,728
Band 6	71,589.774		11.13		796,794
Band 7	614.509		11.08		6,809
Band 8	4,313.485		11.04		47,621
Band 9	40,785.321		10.98		447,823
Band 17	101,779.969		11.07		1,126,704
Band 19	728.448		11.02		8,027
Band 20	18,039.481		10.92		196,991
Band 22	221.772		10.87		2,411
Band 24	74,410.756		11.01		819,262
Band 25	76,715.762		10.95		840,038
Band 26	989.508		10.90		10,786
Band 27	20,126.108		10.82		217,764
Band 28	5,405.875		10.81		58,438
Band 30	49,749.143		11.21		557,688
Band 31	3,357.668		11.15		37,438
Band 34	42,738.698		11.16		476,964
Band 35	6,470.218		11.08		71,690
	518,637.763			$	5,729,976

Division/Contract	Units	Unit Value	Extended Value
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S			
Contracts in accumulation period:			
Band 6	190,222.957	$ 8.16	$ 1,552,219
Band 9	33,386.548	8.05	268,762
Band 17	88,780.768	8.12	720,900
Band 19	426.827	8.08	3,449
Band 20	47,074.044	8.00	376,592
Band 22	1,583.239	7.96	12,603
Band 24	106,302.683	8.07	857,863
Band 25	63,530.737	8.02	509,517
Band 26	6,915.382	7.98	55,185
Band 27	9,827.785	7.92	77,836
Band 28	11,377.291	7.91	89,994
Band 31	563.241	8.18	4,607
Band 34	10,816.800	8.08	87,400
Band 35	12,600.012	8.02	101,052
	583,408.314		$ 4,717,979
ING International Value Portfolio - Class S			
Contracts in accumulation period:			
Band 30	48,505.036	$ 8.14	$ 394,831
Band 31	70,551.426	8.09	570,761
	119,056.462		$ 965,592
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 1	10,172.901	$ 11.90	$ 121,058
Band 2	2,651.033	11.59	30,725
Band 3	47,734.965	11.73	559,931
Band 4	28,335.515	11.54	326,992
Band 6	72,808.573	11.59	843,851
Band 9	1,695.521	11.43	19,380
Band 10	974.471	11.39	11,099
Band 17	99,884.168	11.52	1,150,666
Band 19	1,627.035	11.48	18,678
Band 20	6,955.891	11.37	79,088
Band 24	30,333.114	11.46	347,617
Band 25	26,224.446	11.40	298,959
Band 26	513.583	11.35	5,829
Band 27	4,631.166	11.27	52,193
Band 28	546.403	11.26	6,152
Band 30	39,625.252	12.84	508,788
Band 31	83,825.002	12.75	1,068,769
Band 34	777.126	12.23	9,504
Band 35	1,036.058	12.16	12,598
	460,352.223		$ 5,471,877

Division/Contract	Units	Unit Value	Extended Value
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 6	7,985.212	$ 15.69	$ 125,288
Band 10	110.253	15.12	1,667
Band 17	8,919.513	15.51	138,342
Band 20	4,808.918	15.07	72,470
Band 24	1,521.803	15.33	23,329
Band 25	3,621.011	15.16	54,895
Band 26	1,816.582	15.02	27,285
Band 30	18,127.351	11.28	204,477
Band 31	19,260.669	11.20	215,719
	66,171.312		$ 863,472
Invesco V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 6	754.809	$ 12.55	$ 9,473
Band 17	198.555	12.23	2,428
Band 20	5,446.531	11.84	64,487
Band 22	1,883.633	11.73	22,095
Band 24	3,202.084	12.07	38,649
Band 25	1,215.646	11.92	14,491
Band 26	1,279.625	11.80	15,100
	13,980.883		$ 166,723
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I			
Contracts in accumulation period:			
Band 2	11,201.809	$ 8.23	$ 92,191
Band 4	27,561.888	8.18	225,456
	38,763.697		$ 317,647
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio			
Contracts in accumulation period:			
Band 2	2,445.675	$ 13.68	$ 33,457
Band 4	6,404.101	13.36	85,559
	8,849.776		$ 119,016
Legg Mason Variable Lifestyle Allocation 50%			
Contracts in accumulation period:			
Band 2	6,914.687	$ 17.44	$ 120,592
Band 4	65,248.779	17.07	1,113,797
	72,163.466		$ 1,234,389
Legg Mason Variable Lifestyle Allocation 70%			
Contracts in accumulation period:			
Band 2	6,896.803	$ 15.00	$ 103,452
Band 4	30,446.259	14.69	447,256
	37,343.062		$ 550,708

Division/Contract	Units	Unit Value	Extended Value
Legg Mason Variable Lifestyle Allocation 85%			
Contracts in accumulation period:			
Band 2	3,362.251	$ 14.64	$ 49,223
Band 4	14,431.796	14.34	206,952
	17,794.047		$ 256,175
Legg Mason Western Asset Variable High Income Portfolio			
Contracts in accumulation period:			
Band 2	6,178.827	$ 21.68	$ 133,957
Band 4	3,557.005	21.17	75,302
	9,735.832		$ 209,259
Oppenheimer Main Street Small Cap Fund®/VA - Service Class			
Contracts in accumulation period:			
Band 30	7,539.681	$ 10.09	$ 76,075
Band 31	1,232.314	10.02	12,348
	8,771.995		$ 88,423
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Band 30	9,316.755	$ 12.36	$ 115,155
Band 31	8,959.117	12.28	110,018
	18,275.872		$ 225,173
Pioneer Equity Income VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 30	107,257.527	$ 9.14	$ 980,334
Band 31	77,472.981	9.07	702,680
	184,730.508		$ 1,683,014
ProFund VP Bull			
Contracts in accumulation period:			
Band 6	420.333	$ 8.72	$ 3,665
Band 9	85.820	8.30	712
Band 17	533.814	10.51	5,610
Band 24	57.979	10.38	602
Band 25	1,504.094	10.24	15,402
	2,602.040		$ 25,991
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 6	525.857	$ 9.63	$ 5,064
Band 8	237.575	9.35	2,221
Band 9	384.595	9.17	3,527
Band 17	1,636.145	11.48	18,783
Band 20	1,888.917	11.12	21,005
	4,673.089		$ 50,600

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 5	908.298	$ 5.14	$ 4,669
Band 6	7,164.638	5.06	36,253
Band 9	2,616.605	4.88	12,769
Band 10	1,989.936	4.83	9,611
Band 20	13,030.319	5.54	72,188
Band 24	3,718.411	5.65	21,009
Band 25	1,510.253	5.58	8,427
	30,938.460		$ 164,926

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III												
2010	1,725	$10.06	to	$10.39	$17,724	1.16%	1.15%	to	2.45%	7.24%	to	8.57%
2009	1,505	$9.38	to	$9.57	$14,303	2.32%	1.15%	to	2.45%	18.14%	to	19.48%
2008	723	$7.94	to	$8.01	$5,770	(c)	1.15%	to	2.45%			(c)
2007	(c)	(c)			(c)	(c)	(c)					(c)
2006	(c)	(c)			(c)	(c)	(c)					(c)
Columbia Small Cap Value Fund, Variable Series - Class B												
2010	77	$13.51	to	$14.11	$1,066	0.98%	1.25%	to	2.00%	23.94%	to	24.87%
2009	87	$10.90	to	$11.30	$970	0.89%	1.25%	to	2.00%	22.47%	to	23.50%
2008	92	$8.90	to	$9.15	$832	0.46%	1.25%	to	2.00%	-29.59%	to	-29.07%
2007	105	$12.53	to	$12.97	$1,339	0.29%	1.05%	to	2.45%	-4.86%	to	-3.64%
2006	105	$13.17	to	$13.46	$1,397	0.41%	1.05%	to	2.45%	16.65%	to	17.84%
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2010	657	$8.24	to	$11.46	$6,421	1.57%	1.00%	to	2.45%	12.26%	to	13.72%
2009	678	$7.25	to	$10.08	$5,909	2.06%	1.00%	to	2.45%	26.82%	to	28.57%
2008	618	$5.65	to	$7.84	$4,368	2.66%	1.00%	to	2.45%	-44.12%	to	-43.39%
2007	483	$13.01	to	$13.85	$6,472	1.86%	1.05%	to	2.45%	-1.06%	to	0.14%
2006	374	$13.01	to	$13.83	$5,024	2.86%	1.05%	to	2.45%	17.28%	to	18.71%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2010	2,336	$9.66	to	$16.33	$30,694	0.97%	1.00%	to	2.60%	14.02%	to	15.75%
2009	2,472	$8.38	to	$14.12	$28,343	1.16%	1.00%	to	2.60%	32.10%	to	34.12%
2008	2,390	$6.27	to	$10.53	$21,121	1.15%	1.00%	to	2.60%	-44.07%	to	-43.25%
2007	1,169	$11.26	to	$18.57	$19,975	0.86%	1.00%	to	2.60%	14.52%	to	16.06%
2006	852	$13.15	to	$16.00	$12,705	1.09%	1.05%	to	2.45%	8.88%	to	10.27%

149

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Franklin Small Cap Value Securities Fund - Class 2									
2010	129	$10.43	to $10.50	$1,347	0.73%	1.00%	to 1.20%	26.73%	to 26.96%
2009	137	$8.23	to $8.27	$1,133	2.01%	1.00%	to 1.20%	27.60%	to 27.82%
2008	87	$6.45	to $6.47	$559	(c)	1.00%	to 1.20%		(c)
2007	(c)		(c)	(c)	(c)		(c)		(c)
2006	(c)		(c)	(c)	(c)		(c)		(c)
ING Balanced Portfolio - Class S									
2010	24	$9.75	to $10.29	$239	2.80%	1.00%	to 1.95%	11.54%	to 12.61%
2009	30	$8.68	to $9.14	$261	4.58%	1.00%	to 1.95%	16.62%	to 17.84%
2008	23	$7.38	to $7.77	$176	2.84%	1.00%	to 1.95%	-29.68%	to -29.04%
2007	23	$10.72	to $10.95	$247	2.81%	1.05%	to 2.25%	2.88%	to 4.19%
2006	31	$10.42	to $10.51	$323	(a)	1.05%	to 2.25%		(a)
ING Intermediate Bond Portfolio - Class S									
2010	1,945	$10.53	to $11.73	$21,854	4.97%	1.00%	to 2.45%	7.05%	to 8.42%
2009	1,908	$9.75	to $10.82	$19,825	6.53%	1.00%	to 2.45%	8.64%	to 10.26%
2008	1,654	$8.89	to $9.76	$15,658	7.56%	1.00%	to 2.45%	-10.75%	to -9.57%
2007	745	$10.24	to $10.87	$8,008	4.77%	1.00%	to 2.45%	3.24%	to 4.52%
2006	374	$10.18	to $10.40	$3,858	6.02%	1.05%	to 2.45%	1.39%	to 2.47%
ING American Funds Asset Allocation Portfolio									
2010	952	$9.42	to $9.72	$9,182	1.59%	1.15%	to 2.45%	9.40%	to 10.71%
2009	879	$8.61	to $8.78	$7,678	1.63%	1.15%	to 2.45%	20.56%	to 21.94%
2008	261	$7.14	to $7.20	$1,874	(c)	1.15%	to 2.45%		(c)
2007	(c)		(c)	(c)	(c)		(c)		(c)
2006	(c)		(c)	(c)	(c)		(c)		(c)
ING American Funds Bond Portfolio									
2010	1,784	$9.96	to $10.41	$18,178	2.55%	1.00%	to 2.45%	3.64%	to 4.97%
2009	1,730	$9.61	to $9.93	$16,872	4.25%	1.00%	to 2.45%	9.57%	to 11.04%
2008	1,198	$8.77	to $8.96	$10,588	(c)	1.00%	to 2.45%		(c)
2007	(c)		(c)	(c)	(c)		(c)		(c)
2006	(c)		(c)	(c)	(c)		(c)		(c)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Growth Portfolio												
2010	4,172	$9.35	to	$14.49	$54,417	0.11%	1.00%	to	2.45%	15.27%	to	16.89%
2009	4,373	$8.02	to	$12.40	$49,309	1.84%	1.00%	to	2.45%	35.56%	to	37.17%
2008	4,154	$5.85	to	$9.04	$34,496	0.89%	1.00%	to	2.45%	-45.58%	to	-44.83%
2007	2,762	$10.64	to	$16.39	$42,613	0.25%	1.00%	to	2.60%	9.20%	to	10.59%
2006	1,846	$10.93	to	$14.82	$25,908	0.17%	1.05%	to	2.45%	7.10%	to	8.49%
ING American Funds Growth-Income Portfolio												
2010	2,803	$8.78	to	$12.66	$31,647	0.93%	1.00%	to	2.45%	8.34%	to	9.81%
2009	2,891	$8.01	to	$11.54	$29,948	2.32%	1.00%	to	2.45%	27.50%	to	29.23%
2008	2,703	$6.21	to	$8.93	$21,901	1.58%	1.00%	to	2.45%	-39.62%	to	-38.84%
2007	2,009	$10.17	to	$14.60	$27,024	1.01%	1.05%	to	2.60%	2.08%	to	3.33%
2006	1,520	$11.32	to	$14.13	$19,830	0.67%	1.05%	to	2.45%	11.99%	to	13.40%
ING American Funds International Portfolio												
2010	2,187	$9.25	to	$19.14	$32,277	0.89%	1.00%	to	2.45%	4.25%	to	5.59%
2009	2,202	$8.80	to	$18.13	$31,004	3.32%	1.00%	to	2.60%	38.88%	to	40.91%
2008	2,000	$6.27	to	$12.87	$20,501	2.10%	1.00%	to	2.60%	-43.87%	to	-43.08%
2007	1,288	$14.57	to	$22.61	$25,141	0.87%	1.05%	to	2.60%	16.66%	to	18.13%
2006	769	$12.35	to	$19.14	$12,769	0.68%	1.05%	to	2.45%	15.65%	to	17.14%
ING American Funds World Allocation Portfolio - Service Class												
2010	95	$15.32	to	$15.67	$1,482	0.91%	1.15%	to	2.45%	10.06%	to	11.37%
2009	82	$13.92	to	$14.07	$1,156	(d)	1.15%	to	2.45%	(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
ING Artio Foreign Portfolio - Service Class												
2010	846	$7.67	to	$14.48	$11,467	-	1.15%	to	2.60%	4.20%	to	5.60%
2009	907	$7.28	to	$13.72	$11,718	3.11%	1.15%	to	2.60%	17.33%	to	18.83%
2008	1,078	$6.14	to	$11.56	$11,783	-	1.15%	to	2.60%	-45.03%	to	-44.32%
2007	761	$17.35	to	$21.00	$15,185	0.07%	1.05%	to	2.60%	13.73%	to	15.26%
2006	366	$15.11	to	$18.22	$6,379	-	1.05%	to	2.45%	26.26%	to	27.56%

151

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2010	812	$10.84	to	$11.09	$8,943	2.05%	1.00%	to	2.45%	3.04%	to	4.43%
2009	703	$10.52	to	$10.62	$7,432	(d)	1.00%	to	2.45%	(d)		
2008	(d)		(d)		(d)	(d)	(d)			(d)		
2007	(d)		(d)		(d)	(d)	(d)			(d)		
2006	(d)		(d)		(d)	(d)	(d)			(d)		
ING BlackRock Large Cap Growth Portfolio - Service Class												
2010	306	$9.14	to	$11.38	$3,365	0.26%	1.00%	to	2.45%	10.86%	to	12.32%
2009	292	$8.16	to	$10.14	$2,877	0.31%	1.00%	to	2.45%	27.16%	to	28.93%
2008	218	$6.36	to	$7.87	$1,680	-	1.00%	to	2.45%	-40.49%	to	-39.74%
2007	92	$12.62	to	$13.06	$1,193	-	1.05%	to	2.45%	4.61%	to	5.66%
2006	43	$12.16	to	$12.36	$522	-	1.05%	to	2.00%	5.00%	to	6.00%
ING BlackRock Large Cap Value Portfolio - Service Class												
2010	39	$9.90	to	$10.34	$399	1.20%	1.25%	to	2.00%	8.79%	to	9.65%
2009	46	$8.99	to	$9.43	$434	0.49%	1.25%	to	2.25%	10.31%	to	11.47%
2008	46	$8.15	to	$8.46	$389	0.38%	1.25%	to	2.25%	-36.77%	to	-36.15%
2007	50	$12.87	to	$13.32	$654	0.38%	1.05%	to	2.45%	1.90%	to	3.18%
2006	32	$12.63	to	$12.91	$410	0.54%	1.05%	to	2.45%	13.68%	to	14.82%
ING Clarion Global Real Estate Portfolio - Service Class												
2010	647	$8.60	to	$10.93	$6,341	8.46%	1.00%	to	2.45%	13.30%	to	14.87%
2009	701	$7.50	to	$9.54	$6,030	2.36%	1.00%	to	2.45%	30.26%	to	32.11%
2008	640	$5.69	to	$7.24	$4,297	-	1.00%	to	2.45%	-42.58%	to	-41.99%
2007	287	$12.26	to	$12.48	$3,556	3.45%	1.25%	to	2.45%	-9.38%	to	-8.50%
2006	148	$13.54	to	$13.64	$2,017	(a)	1.25%	to	2.25%	(a)		
ING Clarion Real Estate Portfolio - Service Class												
2010	290	$11.27	to	$69.52	$4,904	3.40%	1.05%	to	2.60%	24.87%	to	26.63%
2009	316	$8.93	to	$55.00	$4,221	3.55%	1.05%	to	2.60%	32.49%	to	34.53%
2008	341	$8.71	to	$40.99	$3,392	1.31%	1.05%	to	2.60%	-40.01%	to	-39.19%
2007	390	$14.52	to	$67.51	$6,415	1.30%	1.05%	to	2.60%	-19.66%	to	-18.60%
2006	242	$13.58	to	$83.11	$4,966	1.09%	1.05%	to	2.45%	34.52%	to	36.19%

152

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING DFA World Equity Portfolio - Service Class									
2010	250	$8.00	to $9.52	$2,066	1.63%	1.15%	to 2.45%	21.95%	to 23.44%
2009	220	$6.56	to $7.72	$1,486	-	1.15%	to 2.45%	19.02%	to 20.44%
2008	226	$5.51	to $6.41	$1,275	3.34%	1.20%	to 2.45%	-44.40%	to -43.82%
2007	46	$9.91	to $9.95	$459	(b)	1.25%	to 2.45%		(b)
2006	(b)		(b)	(b)	(b)		(b)		(b)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class									
2010	632	$11.45	to $17.70	$9,942	0.14%	1.15%	to 2.45%	25.42%	to 26.94%
2009	658	$9.02	to $13.97	$8,175	0.45%	1.15%	to 2.45%	35.94%	to 37.50%
2008	714	$6.56	to $10.16	$6,499	0.83%	1.15%	to 2.45%	-40.55%	to -39.92%
2007	576	$14.60	to $16.91	$8,840	0.16%	1.05%	to 2.45%	11.86%	to 13.09%
2006	385	$13.05	to $14.96	$5,132	-	1.05%	to 2.45%	9.30%	to 10.57%
ING Franklin Income Portfolio - Service Class									
2010	1,599	$10.49	to $11.37	$17,648	5.06%	1.05%	to 2.45%	10.30%	to 11.80%
2009	2,033	$9.42	to $10.17	$20,175	6.84%	1.05%	to 2.45%	29.05%	to 30.49%
2008	1,185	$7.23	to $7.74	$9,080	3.49%	1.15%	to 2.45%	-30.95%	to -30.21%
2007	865	$10.89	to $11.12	$9,530	1.09%	1.05%	to 2.45%	0.28%	to 1.55%
2006	257	$10.86	to $10.95	$2,809	(a)	1.05%	to 2.45%		(a)
ING Franklin Mutual Shares Portfolio - Service Class									
2010	697	$9.07	to $10.14	$6,902	0.43%	1.05%	to 2.45%	8.90%	to 10.46%
2009	673	$8.25	to $9.18	$6,070	0.13%	1.05%	to 2.45%	23.64%	to 25.07%
2008	660	$6.61	to $7.34	$4,784	4.45%	1.05%	to 2.45%	-39.20%	to -38.42%
2007	392	$11.81	to $11.92	$4,655	(b)	1.05%	to 2.45%		(b)
2006	(b)		(b)	(b)	(b)		(b)		(b)
ING Franklin Templeton Founding Strategy Portfolio - Service Class									
2010	1,777	$8.26	to $9.61	$15,273	2.50%	1.15%	to 2.45%	8.12%	to 9.45%
2009	1,762	$7.64	to $8.78	$13,890	2.92%	1.15%	to 2.45%	27.33%	to 28.87%
2008	1,633	$6.00	to $6.82	$10,006	0.14%	1.15%	to 2.45%	-37.17%	to -36.49%
2007	596	$9.55	to $9.62	$5,721	(b)	1.25%	to 2.45%		(b)
2006	(b)		(b)	(b)	(b)		(b)		(b)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class												
2010	777	$10.07	to	$46.24	$15,305	0.87%	1.05%	to	2.45%	18.87%	to	20.38%
2009	867	$8.39	to	$38.50	$14,251	0.33%	1.05%	to	2.60%	34.15%	to	36.02%
2008	804	$6.19	to	$28.35	$9,787	2.21%	1.05%	to	2.60%	-42.44%	to	-41.60%
2007	352	$20.45	to	$48.66	$7,494	0.02%	1.05%	to	2.60%	30.18%	to	31.82%
2006	188	$15.77	to	$36.98	$3,098	0.14%	1.05%	to	2.45%	18.72%	to	19.91%
ING Janus Contrarian Portfolio - Service Class												
2010	619	$7.99	to	$14.87	$8,591	-	1.05%	to	2.45%	11.40%	to	12.78%
2009	709	$7.11	to	$13.23	$8,776	0.58%	1.05%	to	2.45%	33.23%	to	35.02%
2008	752	$5.29	to	$9.84	$6,991	0.72%	1.05%	to	2.45%	-50.16%	to	-49.50%
2007	399	$17.16	to	$19.58	$7,496	-	1.05%	to	2.45%	18.36%	to	19.59%
2006	47	$14.40	to	$16.43	$756	0.35%	1.05%	to	2.10%	20.65%	to	21.49%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2010	1,039	$10.16	to	$25.00	$20,485	0.51%	1.00%	to	2.60%	17.38%	to	19.11%
2009	1,074	$8.55	to	$21.05	$18,275	1.37%	1.00%	to	2.60%	67.30%	to	69.90%
2008	1,046	$5.04	to	$12.42	$11,276	2.73%	1.00%	to	2.60%	-52.46%	to	-51.78%
2007	562	$24.38	to	$25.82	$14,048	0.95%	1.05%	to	2.60%	35.25%	to	37.05%
2006	308	$18.10	to	$18.88	$5,655	0.50%	1.05%	to	2.45%	32.77%	to	34.13%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2010	330	$11.62	to	$16.41	$4,876	0.27%	1.05%	to	2.45%	23.77%	to	25.36%
2009	334	$9.30	to	$13.09	$3,956	0.36%	1.05%	to	2.45%	24.44%	to	25.99%
2008	398	$8.96	to	$10.39	$3,770	0.47%	1.05%	to	2.45%	-31.60%	to	-30.69%
2007	462	$13.10	to	$14.99	$6,395	0.15%	1.05%	to	2.45%	-3.96%	to	-2.73%
2006	420	$13.09	to	$15.41	$5,978	-	1.05%	to	2.45%	13.94%	to	15.43%
ING Large Cap Growth Portfolio - Service Class												
2010	165	$11.89	to	$16.79	$2,367	0.34%	1.00%	to	2.45%	11.61%	to	13.14%
2009	135	$10.53	to	$14.86	$1,711	0.42%	1.00%	to	2.45%	39.61%	to	40.89%
2008	22	$7.48	to	$9.45	$199	-	1.05%	to	1.95%	-28.98%	to	-28.29%
2007	12	$12.16	to	$13.23	$157	-	1.05%	to	1.95%	9.51%	to	10.44%
2006	7	$11.09	to	$12.02	$82	-	1.05%	to	2.25%	3.24%	to	4.44%

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Limited Maturity Bond Portfolio - Service Class						
2010	12	$23.11 to $23.89	$286	4.24%	1.25% to 1.40%	1.72% to 1.88%
2009	16	$22.72 to $23.45	$374	4.96%	1.25% to 1.40%	5.67% to 5.82%
2008	20	$21.50 to $22.16	$432	6.35%	1.25% to 1.40%	-1.65% to -1.51%
2007	23	$21.86 to $22.50	$513	1.74%	1.25% to 1.40%	4.29% to 4.46%
2006	36	$20.96 to $21.54	$754	3.25%	1.25% to 1.40%	2.39% to 2.57%
ING Liquid Assets Portfolio - Service Class						
2010	2,459	$9.82 to $18.03	$30,848	-	1.00% to 2.45%	-2.24% to -0.98%
2009	3,695	$9.96 to $18.22	$46,236	0.10%	1.00% to 2.60%	-2.11% to -0.68%
2008	4,215	$10.07 to $18.35	$52,262	2.16%	1.00% to 2.60%	0.10% to 1.48%
2007	2,111	$10.05 to $18.10	$25,976	4.14%	1.00% to 2.45%	2.54% to 3.84%
2006	591	$10.25 to $17.43	$7,050	4.34%	1.05% to 2.25%	2.30% to 3.31%
ING Lord Abbett Growth and Income Portfolio - Service Class						
2010	24	$11.17 to $12.76	$282	0.34%	1.25% to 1.65%	15.15% to 15.68%
2009	30	$9.59 to $11.03	$301	0.72%	1.25% to 1.85%	16.52% to 17.34%
2008	30	$8.23 to $9.40	$257	2.44%	1.25% to 1.85%	-37.75% to -37.38%
2007	35	$13.17 to $15.01	$482	1.70%	1.25% to 1.95%	2.24% to 2.81%
2006	34	$12.93 to $14.60	$459	0.86%	1.25% to 1.85%	15.45% to 16.15%
ING Marsico Growth Portfolio - Service Class						
2010	680	$9.84 to $17.26	$9,052	0.48%	1.15% to 2.45%	17.09% to 18.40%
2009	618	$8.33 to $14.59	$7,034	0.87%	1.15% to 2.45%	25.99% to 27.59%
2008	639	$6.55 to $11.45	$5,774	0.59%	1.15% to 2.45%	-41.70% to -41.06%
2007	540	$13.77 to $19.43	$8,518	-	1.25% to 2.45%	11.58% to 12.71%
2006	500	$12.29 to $17.24	$7,184	-	1.25% to 2.45%	2.48% to 3.67%
ING Marsico International Opportunities Portfolio - Service Class						
2010	556	$8.06 to $13.96	$6,687	1.44%	1.00% to 2.45%	11.13% to 12.64%
2009	617	$7.17 to $12.40	$6,660	1.26%	1.00% to 2.45%	34.41% to 36.36%
2008	646	$5.28 to $9.10	$5,285	1.34%	1.00% to 2.60%	-50.74% to -50.05%
2007	304	$17.54 to $18.22	$5,453	1.01%	1.05% to 2.60%	17.79% to 19.32%
2006	226	$14.95 to $15.27	$3,417	0.03%	1.05% to 2.45%	21.31% to 22.65%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING MFS Total Return Portfolio - Service Class									
2010	754	$9.93	to $28.44	$11,846	0.44%	1.00%	to 2.45%	7.36%	to 8.72%
2009	805	$9.15	to $26.16	$11,686	2.61%	1.00%	to 2.45%	15.20%	to 16.75%
2008	732	$7.86	to $22.43	$9,141	6.25%	1.00%	to 2.45%	-24.17%	to -23.12%
2007	673	$10.25	to $29.19	$11,493	2.78%	1.00%	to 2.45%	1.53%	to 2.93%
2006	606	$11.79	to $28.36	$10,544	2.33%	1.05%	to 2.45%	9.37%	to 10.74%
ING MFS Utilities Portfolio - Service Class									
2010	866	$9.35	to $16.79	$12,876	2.64%	1.00%	to 2.45%	11.11%	to 12.57%
2009	867	$8.33	to $14.95	$11,594	5.79%	1.00%	to 2.45%	29.74%	to 31.50%
2008	693	$6.35	to $11.40	$7,193	4.28%	1.00%	to 2.45%	-39.14%	to -38.51%
2007	387	$18.01	to $18.54	$7,122	0.70%	1.25%	to 2.45%	24.50%	to 25.78%
2006	238	$14.49	to $14.74	$3,492	0.09%	1.25%	to 2.25%	27.89%	to 29.18%
ING Morgan Stanley Global Franchise Portfolio - Service Class									
2010	379	$10.86	to $13.97	$5,076	0.52%	1.15%	to 2.45%	11.35%	to 12.55%
2009	404	$9.67	to $12.43	$4,835	6.55%	1.15%	to 2.45%	25.91%	to 27.36%
2008	328	$7.61	to $9.76	$3,102	2.42%	1.25%	to 2.45%	-30.21%	to -29.48%
2007	365	$13.44	to $13.84	$5,000	-	1.25%	to 2.45%	7.17%	to 8.38%
2006	123	$12.18	to $12.77	$1,567	1.36%	1.25%	to 2.25%	18.60%	to 19.79%
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class									
2010	63	$12.88	to $13.17	$816	0.68%	1.15%	to 2.45%	5.54%	to 6.47%
2009	102	$12.28	to $12.37	$1,255	(d)	1.15%	to 1.95%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Oppenheimer Active Allocation Portfolio - Service Class									
2010	39	$14.91	to $15.14	$578	1.40%	1.15%	to 1.95%	11.85%	to 12.73%
2009	32	$13.33	to $13.43	$423	(d)	1.15%	to 1.95%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING PIMCO High Yield Portfolio - Service Class									
2010	912	$12.97 to	$15.74	$13,389	6.91%	1.00% to	2.45%	11.57% to	13.07%
2009	447	$11.74 to	$13.92	$5,897	8.55%	1.00% to	2.45%	45.90% to	47.87%
2008	536	$7.96 to	$9.42	$4,815	9.46%	1.00% to	2.45%	-24.26% to	-23.35%
2007	551	$11.42 to	$12.29	$6,521	6.28%	1.05% to	2.45%	0.44% to	1.82%
2006	370	$11.37 to	$12.07	$4,331	6.23%	1.05% to	2.45%	6.45% to	7.77%
ING PIMCO Total Return Bond Portfolio - Service Class									
2010	4,064	$12.01 to	$19.76	$59,496	4.63%	1.00% to	2.45%	5.26% to	6.59%
2009	3,827	$11.31 to	$18.54	$52,807	4.22%	1.00% to	2.45%	11.81% to	13.26%
2008	2,653	$10.02 to	$16.38	$32,262	3.34%	1.00% to	2.45%	1.73% to	3.15%
2007	775	$10.99 to	$15.88	$9,568	3.00%	1.05% to	2.45%	6.49% to	7.81%
2006	537	$10.32 to	$14.73	$6,525	2.42%	1.05% to	2.45%	1.97% to	3.22%
ING Pioneer Fund Portfolio - Service Class									
2010	32	$9.46 to	$11.89	$356	1.00%	1.00% to	1.95%	13.63% to	14.67%
2009	26	$8.25 to	$10.39	$247	1.33%	1.00% to	1.95%	21.67% to	22.95%
2008	25	$6.71 to	$8.48	$205	3.37%	1.00% to	2.25%	-36.25% to	-35.51%
2007	21	$12.80 to	$13.15	$270	1.00%	1.25% to	2.25%	2.73% to	3.79%
2006	10	$12.46 to	$12.67	$130	-	1.25% to	2.25%	14.44% to	15.29%
ING Pioneer Mid Cap Value Portfolio - Service Class									
2010	793	$9.63 to	$11.99	$8,947	0.82%	1.00% to	2.60%	15.02% to	16.73%
2009	906	$8.27 to	$10.29	$8,851	1.28%	1.00% to	2.60%	22.11% to	23.85%
2008	779	$6.69 to	$8.33	$6,262	2.01%	1.00% to	2.60%	-34.75% to	-33.76%
2007	445	$10.13 to	$12.61	$5,563	0.51%	1.00% to	2.60%	3.03% to	4.21%
2006	318	$11.89 to	$12.10	$3,836	0.18%	1.25% to	2.45%	9.79% to	10.91%
ING Retirement Conservative Portfolio - Adviser Class									
2010	849	$8.75 to	$8.87	$7,497	0.27%	1.15% to	2.45%	5.42% to	6.61%
2009	639	$8.30 to	$8.32	$5,311	(d)	1.15% to	2.45%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	

157

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Growth Portfolio - Adviser Class												
2010	10,641	$10.20	to	$10.36	$109,552	0.37%	1.05%	to	2.45%	9.08%	to	10.45%
2009	11,176	$9.35	to	$9.38	$104,708	(d)	1.05%	to	2.45%	(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
ING Retirement Moderate Growth Portfolio - Adviser Class												
2010	8,508	$10.43	to	$10.59	$89,552	0.47%	1.05%	to	2.45%	8.53%	to	9.85%
2009	8,936	$9.61	to	$9.64	$86,030	(d)	1.05%	to	2.45%	(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
ING Retirement Moderate Portfolio - Adviser Class												
2010	4,918	$10.53	to	$10.70	$52,270	0.57%	1.05%	to	2.45%	7.01%	to	8.41%
2009	4,951	$9.84	to	$9.87	$48,796	(d)	1.05%	to	2.45%	(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2010	2,528	$10.70	to	$53.54	$33,896	1.66%	1.00%	to	2.45%	11.38%	to	12.91%
2009	2,407	$9.50	to	$47.55	$28,743	1.98%	1.00%	to	2.45%	30.20%	to	31.82%
2008	2,166	$7.23	to	$36.14	$19,961	4.99%	1.00%	to	2.45%	-29.17%	to	-28.25%
2007	1,394	$12.48	to	$50.48	$18,486	1.89%	1.05%	to	2.45%	1.96%	to	3.28%
2006	764	$12.24	to	$48.97	$10,170	1.15%	1.05%	to	2.45%	11.99%	to	13.42%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2010	859	$9.12	to	$32.01	$9,877	1.60%	1.00%	to	2.45%	12.26%	to	13.75%
2009	896	$8.03	to	$28.20	$9,133	1.69%	1.00%	to	2.45%	22.17%	to	23.77%
2008	848	$6.50	to	$22.85	$7,214	4.53%	1.00%	to	2.45%	-37.18%	to	-36.49%
2007	740	$13.07	to	$35.98	$10,340	1.23%	1.05%	to	2.45%	0.69%	to	1.99%
2006	503	$12.98	to	$35.36	$7,183	1.27%	1.05%	to	2.45%	16.31%	to	17.87%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Templeton Global Growth Portfolio - Service Class									
2010	490	$9.09	to $22.62	$5,750	1.47%	1.15%	to 2.45%	5.29%	to 6.51%
2009	497	$8.56	to $21.26	$5,542	2.00%	1.15%	to 2.45%	29.30%	to 30.90%
2008	575	$6.56	to $16.27	$4,943	1.01%	1.15%	to 2.45%	-41.07%	to -40.40%
2007	611	$13.61	to $27.31	$8,903	1.23%	1.25%	to 2.45%	0.00%	to 1.11%
2006	234	$13.61	to $27.01	$3,771	0.85%	1.25%	to 2.45%	19.79%	to 20.42%
ING Van Kampen Growth and Income Portfolio - Service Class									
2010	213	$9.76	to $30.13	$2,811	0.26%	1.05%	to 2.25%	10.02%	to 11.24%
2009	212	$8.80	to $27.12	$2,542	1.27%	1.05%	to 2.25%	21.27%	to 22.61%
2008	175	$7.21	to $22.16	$1,874	4.13%	1.15%	to 2.45%	-33.62%	to -33.07%
2007	148	$11.51	to $33.11	$2,583	1.43%	1.25%	to 2.10%	0.40%	to 1.33%
2006	123	$11.36	to $32.68	$2,443	1.16%	1.25%	to 2.10%	13.56%	to 14.55%
ING Wells Fargo HealthCare Portfolio - Service Class									
2010	426	$9.41	to $12.38	$5,066	-	1.05%	to 2.45%	4.55%	to 5.90%
2009	441	$8.91	to $11.74	$4,980	-	1.05%	to 2.45%	17.33%	to 18.77%
2008	446	$7.55	to $9.92	$4,254	0.17%	1.05%	to 2.45%	-30.34%	to -29.40%
2007	285	$12.80	to $14.12	$3,819	0.12%	1.05%	to 2.45%	6.03%	to 7.36%
2006	233	$12.00	to $13.20	$2,896	-	1.05%	to 2.45%	11.27%	to 12.72%
ING American Century Small-Mid Cap Value Portfolio - Service Class									
2010	65	$11.33	to $11.40	$736	1.09%	1.00%	to 1.20%	20.66%	to 20.76%
2009	58	$9.39	to $9.44	$546	1.70%	1.00%	to 1.20%	33.95%	to 34.28%
2008	23	$7.01	to $7.03	$161	(c)	1.00%	to 1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Baron Small Cap Growth Portfolio - Service Class									
2010	1,091	$10.08	to $12.86	$13,342	-	1.00%	to 2.45%	23.55%	to 25.31%
2009	1,028	$8.06	to $10.27	$10,085	-	1.00%	to 2.45%	32.15%	to 33.88%
2008	806	$6.04	to $7.68	$5,999	-	1.00%	to 2.45%	-42.63%	to -41.86%
2007	529	$10.40	to $13.21	$6,905	-	1.05%	to 2.45%	3.66%	to 5.01%
2006	321	$12.31	to $12.58	$4,008	-	1.05%	to 2.45%	12.63%	to 14.05%

159

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Columbia Small Cap Value Portfolio - Service Class									
2010	411	$9.58 to	$10.78	$4,100	1.23%	1.15% to	2.60%	22.19% to	23.91%
2009	456	$7.84 to	$8.70	$3,693	1.26%	1.05% to	2.60%	21.55% to	23.23%
2008	430	$6.45 to	$7.06	$2,836	0.11%	1.15% to	2.60%	-35.63% to	-34.90%
2007	236	$10.02 to	$10.23	$2,404	0.12%	1.25% to	2.60%	0.60% to	1.69%
2006	86	$10.00 to	$10.06	$865	(a)	1.25% to	2.25%	(a)	
ING Davis New York Venture Portfolio - Service Class									
2010	1,019	$9.02 to	$9.90	$9,881	0.40%	1.00% to	2.45%	9.44% to	11.00%
2009	1,073	$8.15 to	$8.94	$9,425	0.62%	1.00% to	2.45%	28.64% to	30.25%
2008	1,172	$6.26 to	$6.88	$7,943	0.81%	1.00% to	2.45%	-40.68% to	-39.97%
2007	556	$11.21 to	$11.46	$6,334	0.25%	1.25% to	2.45%	1.72% to	2.78%
2006	220	$11.02 to	$11.15	$2,440	(a)	1.25% to	2.45%	(a)	
ING JPMorgan Mid Cap Value Portfolio - Service Class									
2010	250	$10.18 to	$17.71	$3,466	0.77%	1.00% to	2.45%	20.07% to	21.73%
2009	244	$8.38 to	$14.56	$2,749	1.53%	1.00% to	2.45%	22.84% to	24.37%
2008	135	$6.75 to	$11.71	$1,294	2.83%	1.00% to	2.45%	-34.57% to	-33.73%
2007	52	$13.48 to	$17.67	$827	0.55%	1.05% to	2.25%	0.00% to	1.26%
2006	61	$13.48 to	$17.45	$983	-	1.05% to	2.25%	13.95% to	15.26%
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class									
2010	115	$11.43 to	$13.13	$1,390	-	1.05% to	2.45%	21.34% to	22.83%
2009	124	$9.42 to	$10.69	$1,233	-	1.05% to	2.45%	28.86% to	30.68%
2008	151	$7.31 to	$8.18	$1,152	-	1.05% to	2.45%	-40.71% to	-39.99%
2007	141	$12.33 to	$13.63	$1,800	-	1.05% to	2.45%	-4.20% to	-2.92%
2006	85	$12.87 to	$14.04	$1,129	-	1.05% to	2.45%	7.52% to	8.84%
ING Oppenheimer Global Portfolio - Initial Class									
2010	13	$13.17 to	$13.88	$176	1.76%	1.05% to	1.95%	13.73% to	14.90%
2009	14	$11.58 to	$12.08	$165	2.53%	1.05% to	1.95%	36.88% to	38.06%
2008	18	$8.46 to	$8.75	$151	2.39%	1.05% to	1.95%	-41.45% to	-40.96%
2007	18	$14.45 to	$14.82	$267	1.13%	1.05% to	1.95%	4.48% to	5.48%
2006	19	$13.83 to	$14.05	$265	0.06%	1.05% to	1.95%	15.64% to	16.79%

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Oppenheimer Global Portfolio - Service Class									
2010	629	$9.77 to	$15.80	$8,835	1.42%	1.00% to	2.45%	13.15% to	14.58%
2009	685	$8.54 to	$13.79	$8,493	2.16%	1.00% to	2.45%	36.13% to	37.94%
2008	751	$6.20 to	$10.00	$6,873	2.43%	1.00% to	2.45%	-41.87% to	-41.04%
2007	630	$10.54 to	$16.97	$10,070	1.08%	1.00% to	2.45%	3.92% to	5.21%
2006	534	$13.88 to	$16.13	$8,193	0.08%	1.05% to	2.45%	14.97% to	16.38%
ING Oppenheimer Global Strategic Income Portfolio - Service Class									
2010	10	$12.04 to	$12.12	$126	3.38%	1.00% to	1.20%	14.12% to	14.34%
2009	11	$10.55 to	$10.60	$111	4.02%	1.00% to	1.20%	19.89% to	20.18%
2008	10	$8.80 to	$8.82	$88	(c)	1.00% to	1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING PIMCO Total Return Portfolio - Service Class									
2010	18	$12.37 to	$12.45	$223	3.08%	1.00% to	1.20%	6.27% to	6.50%
2009	20	$11.64 to	$11.69	$232	4.08%	1.00% to	1.20%	11.28% to	11.44%
2008	11	$10.46 to	$10.49	$111	(c)	1.00% to	1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Solution 2015 Portfolio - Service Class									
2010	21	$9.99 to	$10.06	$206	2.08%	1.00% to	1.20%	9.90% to	10.19%
2009	20	$9.09 to	$9.13	$179	5.85%	1.00% to	1.20%	20.88%	
2008	3	$7.52		$26	(c)	1.20%		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Solution 2025 Portfolio - Service Class									
2010	119	$9.58 to	$9.65	$1,143	1.46%	1.00% to	1.20%	12.44% to	12.73%
2009	140	$8.52 to	$8.56	$1,191	3.26%	1.00% to	1.20%	24.20% to	24.42%
2008	112	$6.86 to	$6.88	$771	(c)	1.00% to	1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	

161

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Solution 2035 Portfolio - Service Class									
2010	14	$9.47	to $9.53	$129	0.82%	1.00% to	1.20%	13.14% to	13.32%
2009	14	$8.37	to $8.41	$115	2.08%	1.00% to	1.20%	26.82% to	27.04%
2008	12	$6.60	to $6.62	$77	(c)	1.00% to	1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Solution 2045 Portfolio - Service Class									
2010	2	$9.34		$20	-	1.00%		13.90%	
2009	2	$8.20		$17	-	1.00%		28.53%	
2008	2	$6.38		$14	(c)	1.00%		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Solution Income Portfolio - Service Class									
2010	10	$10.67		$102	3.16%	1.20%		8.22%	
2009	9	$9.86		$88	5.76%	1.20%		15.86%	
2008	6	$8.51	to $8.53	$51	(c)	1.00% to	1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class									
2010	157	$11.06	to $11.14	$1,745	0.07%	1.00% to	1.20%	26.54% to	26.88%
2009	142	$8.74	to $8.78	$1,248	0.37%	1.00% to	1.20%	44.22% to	44.65%
2008	65	$6.06	to $6.07	$393	(c)	1.00% to	1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING T. Rowe Price Growth Equity Portfolio - Service Class									
2010	423	$9.04	to $10.32	$3,991	0.03%	1.00% to	2.45%	14.00% to	15.40%
2009	423	$7.93	to $8.96	$3,481	-	1.00% to	2.45%	39.37% to	41.23%
2008	183	$5.69	to $6.35	$1,084	1.71%	1.00% to	2.45%	-43.58% to	-43.03%
2007	20	$10.12	to $10.18	$201	(b)	1.25% to	2.10%	(b)	
2006	(b)	(b)		(b)	(b)	(b)		(b)	

162

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Service Class										
2010	895	$8.72	to $10.53	$9,121	1.85%	1.00% to	2.45%	6.08%	to	7.48%
2009	871	$8.12	to $9.80	$8,299	-	1.00% to	2.45%	28.79%	to	30.49%
2008	825	$6.24	to $7.51	$6,061	3.51%	1.00% to	2.45%	-41.97%	to	-41.24%
2007	304	$12.51	to $12.78	$3,853	1.34%	1.05% to	2.45%	13.09%	to	14.01%
2006	42	$11.15	to $11.21	$466	(a)	1.05% to	1.85%	(a)		
ING Thornburg Value Portfolio - Initial Class										
2010	0	$9.48		$2	-		1.75%	9.47%		
2009	-	$8.66		$2	-		1.75%	42.20%		
2008	-	$6.09		$1	-		1.75%	-40.76%		
2007	-	$10.28		$3	-		1.75%	5.33%		
2006	1	$9.76	to $12.95	$12	0.70%	1.45% to	1.75%	14.82%	to	15.11%
ING Thornburg Value Portfolio - Service Class										
2010	25	$9.60	to $9.67	$237	1.42%	1.00% to	1.20%	9.71%	to	10.01%
2009	21	$8.75	to $8.79	$185	0.78%	1.00% to	1.20%	42.74%	to	42.93%
2008	12	$6.13	to $6.15	$72	(c)	1.00% to	1.20%	(c)		
2007	(c)	(c)		(c)	(c)		(c)	(c)		
2006	(c)	(c)		(c)	(c)		(c)	(c)		
ING UBS U.S. Large Cap Equity Portfolio - Service Class										
2010	58	$8.69	to $11.79	$604	0.67%	1.00% to	2.10%	10.69%	to	11.89%
2009	62	$7.78	to $10.55	$585	1.28%	1.00% to	2.10%	28.83%	to	30.33%
2008	70	$5.99	to $8.10	$510	2.23%	1.00% to	2.10%	-41.31%	to	-40.66%
2007	49	$13.12	to $13.65	$657	0.65%	1.05% to	2.10%	-1.20%	to	-0.07%
2006	43	$13.28	to $13.66	$581	0.73%	1.05% to	2.10%	12.04%	to	13.08%
ING Van Kampen Comstock Portfolio - Service Class										
2010	401	$8.91	to $12.75	$4,530	1.20%	1.00% to	2.60%	12.37%	to	13.94%
2009	515	$7.82	to $11.19	$5,149	2.49%	1.00% to	2.60%	25.40%	to	27.36%
2008	424	$6.14	to $8.80	$3,365	4.24%	1.00% to	2.60%	-38.08%	to	-37.14%
2007	395	$12.08	to $14.00	$5,040	1.40%	1.05% to	2.60%	-4.56%	to	-3.25%
2006	278	$12.72	to $14.47	$3,696	0.74%	1.05% to	2.45%	13.35%	to	14.66%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Van Kampen Equity and Income Portfolio - Service Class									
2010	373	$10.30	to $12.42	$4,432	1.78%	1.00%	to 2.45%	9.47% to	11.03%
2009	278	$9.30	to $11.23	$2,971	1.78%	1.00%	to 2.45%	19.48% to	21.14%
2008	235	$7.69	to $9.29	$2,087	7.72%	1.00%	to 2.45%	-25.33% to	-24.53%
2007	86	$11.96	to $12.31	$1,047	1.64%	1.25%	to 2.45%	0.93% to	1.99%
2006	45	$11.85	to $12.07	$542	2.20%	1.25%	to 2.45%	9.99% to	11.04%
ING Strategic Allocation Conservative Portfolio - Class S									
2010	0	$9.93		$0	-	1.20%		9.60%	
2009	-	$9.06		-	(d)	1.20%		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Strategic Allocation Growth Portfolio - Class S									
2010	14	$9.13	to $9.19	$132	3.11%	1.00%	to 1.20%	11.48% to	11.66%
2009	15	$8.19	to $8.23	$125	10.05%	1.00%	to 1.20%	23.34% to	23.57%
2008	11	$6.64	to $6.66	$74	(c)	1.00%	to 1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Strategic Allocation Moderate Portfolio - Class S									
2010	3	$9.52	to $9.59	$32	3.28%	1.00%	to 1.20%	10.31% to	10.61%
2009	3	$8.63	to $8.67	$29	7.69%	1.00%	to 1.20%	20.03% to	20.25%
2008	3	$7.19	to $7.21	$23	(c)	1.00%	to 1.20%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Growth and Income Portfolio - Class I									
2010	153	$8.85	to $8.89	$1,354	1.07%	1.25%	to 1.40%	12.45% to	12.67%
2009	160	$7.87	to $7.89	$1,257	1.44%	1.25%	to 1.40%	28.50% to	28.59%
2008	181	$6.12	to $6.14	$1,109	1.48%	1.25%	to 1.40%	-38.55% to	-38.35%
2007	201	$9.96		$2,002	(b)	1.25%	to 1.40%	(b)	
2006	(b)	(b)		(b)	(b)	(b)		(b)	

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Growth and Income Portfolio - Class S						
2010	573	$8.53 to $9.62	$5,047	0.86%	1.00% to 2.45%	11.21% to 12.69%
2009	539	$7.67 to $8.54	$4,216	1.97%	1.00% to 2.45%	26.99% to 28.81%
2008	123	$6.04 to $6.63	$755	3.95%	1.00% to 2.45%	-38.79% to -38.69%
2007	1	$9.95	$5	(b)	1.45% to 1.65%	(b)
2006	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 5						
2010	194	$10.12 to $10.71	$2,009	1.75%	1.55% to 2.40%	-0.49% to 0.47%
2009	237	$10.17 to $10.66	$2,455	3.44%	1.55% to 2.40%	-0.78% to 0.09%
2008	295	$10.25 to $10.65	$3,070	1.51%	1.55% to 2.40%	-9.53% to -8.82%
2007	321	$11.33 to $11.68	$3,685	1.74%	1.55% to 2.40%	-0.35% to 0.52%
2006	339	$11.37 to $11.62	$3,885	1.71%	1.55% to 2.40%	8.60% to 9.52%
ING GET U.S. Core Portfolio - Series 6						
2010	91	$9.80 to $10.48	$920	2.22%	1.55% to 2.60%	-0.61% to 0.48%
2009	114	$9.86 to $10.43	$1,149	2.21%	1.55% to 2.60%	-0.90% to 0.10%
2008	137	$9.95 to $10.42	$1,384	1.88%	1.55% to 2.60%	-8.63% to -7.62%
2007	145	$10.89 to $11.28	$1,596	2.37%	1.55% to 2.60%	0.65% to 1.71%
2006	171	$10.82 to $11.09	$1,862	1.94%	1.55% to 2.60%	7.66% to 8.83%
ING GET U.S. Core Portfolio - Series 7						
2010	223	$9.88 to $10.32	$2,240	2.10%	1.75% to 2.45%	0.00% to 0.78%
2009	242	$9.88 to $10.24	$2,427	2.31%	1.75% to 2.45%	-1.50% to -0.78%
2008	263	$10.03 to $10.32	$2,673	2.01%	1.75% to 2.45%	-7.30% to -6.69%
2007	292	$10.82 to $11.06	$3,187	2.63%	1.75% to 2.45%	0.74% to 1.47%
2006	332	$10.74 to $10.90	$3,582	1.79%	1.75% to 2.45%	7.62% to 8.35%
ING GET U.S. Core Portfolio - Series 8						
2010	37	$9.94 to $10.36	$375	2.39%	1.75% to 2.45%	0.00% to 0.68%
2009	38	$9.94 to $10.29	$379	2.11%	1.75% to 2.45%	-0.60% to 0.10%
2008	38	$10.00 to $10.28	$380	2.34%	1.75% to 2.45%	-8.76% to -8.05%
2007	59	$10.96 to $11.18	$647	2.26%	1.75% to 2.45%	1.11% to 1.82%
2006	62	$10.84 to $11.02	$680	0.69%	1.55% to 2.45%	7.97% to 9.00%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 9												
2010	20	$10.04	to	$10.56	$203	2.31%	1.55%	to	2.45%	1.21%	to	2.13%
2009	23	$9.92	to	$10.34	$230	2.16%	1.55%	to	2.45%		-0.90%	
2008	23	$10.01	to	$10.34	$234	2.06%	1.55%	to	2.45%	-7.49%	to	-6.59%
2007	23	$10.82	to	$11.07	$252	2.84%	1.55%	to	2.45%	1.41%	to	2.31%
2006	36	$10.67	to	$10.82	$381	0.72%	1.55%	to	2.45%	7.45%	to	8.42%
ING GET U.S. Core Portfolio - Series 10												
2010	1	$10.03	to	$10.42	$6	5.15%	1.55%	to	2.25%	1.72%	to	2.56%
2009	19	$9.86	to	$10.16	$188	4.32%	1.55%	to	2.25%	-3.05%	to	-2.40%
2008	90	$10.17	to	$10.41	$923	2.50%	1.55%	to	2.25%	-6.01%	to	-5.36%
2007	91	$10.82	to	$11.00	$995	1.81%	1.55%	to	2.25%	1.22%	to	1.95%
2006	93	$10.67	to	$10.79	$997	0.48%	1.55%	to	2.45%	7.13%	to	8.12%
ING GET U.S. Core Portfolio - Series 11												
2010	23	$10.29	to	$10.67	$236	2.58%	1.55%	to	2.25%	2.49%	to	3.19%
2009	23	$10.04	to	$10.34	$230	3.75%	1.55%	to	2.25%	-3.00%	to	-2.27%
2008	24	$10.35	to	$10.58	$250	2.36%	1.55%	to	2.25%	-1.71%	to	-1.03%
2007	24	$10.53	to	$10.69	$258	0.32%	1.55%	to	2.25%	-0.28%	to	0.47%
2006	507	$10.54	to	$10.64	$5,356	(a)	1.55%	to	2.45%		(a)	
ING GET U.S. Core Portfolio - Series 12												
2010	5	$10.26	to	$10.51	$54	3.70%	1.95%	to	2.45%	3.22%	to	3.66%
2009	5	$9.94	to	$10.10	$54	3.64%	2.05%	to	2.45%	-3.02%	to	-2.60%
2008	5	$10.25	to	$10.37	$56	1.69%	2.05%	to	2.45%	-8.48%	to	-8.15%
2007	6	$11.20	to	$11.29	$62	0.16%	2.05%	to	2.45%	0.45%	to	0.89%
2006	105	$11.15	to	$11.23	$1,171	(a)	1.55%	to	2.45%		(a)	
ING GET U.S. Core Portfolio - Series 13												
2010	63	$10.21	to	$10.45	$647	2.50%	1.95%	to	2.45%	3.97%	to	4.50%
2009	64	$9.82	to	$10.00	$632	3.57%	1.95%	to	2.45%	-4.47%	to	-3.94%
2008	69	$10.28	to	$10.41	$711	1.10%	1.95%	to	2.45%	-0.10%	to	0.39%
2007	72	$10.29	to	$10.37	$740	0.85%	1.95%	to	2.45%	2.39%	to	2.88%
2006	950	$10.05	to	$10.08	$9,554	(a)	1.95%	to	2.60%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING GET U.S. Core Portfolio - Series 14									
2010	831	$10.25	to $10.70	$8,621	3.95%	1.55%	to 2.60%	4.06%	to 5.21%
2009	898	$9.85	to $10.17	$8,915	4.14%	1.55%	to 2.60%	-3.43%	to -2.40%
2008	943	$10.20	to $10.42	$9,664	1.80%	1.55%	to 2.60%	0.39%	to 1.46%
2007	1,027	$10.16	to $10.27	$10,461	(b)	1.55%	to 2.60%	(b)	
2006	(b)	(b)		(b)	(b)	(b)		(b)	
ING BlackRock Science and Technology Opportunities Portfolio - Class S									
2010	662	$11.12	to $11.61	$7,515	-	1.00%	to 2.45%	15.47%	to 17.04%
2009	472	$9.63	to $9.92	$4,605	-	1.00%	to 2.45%	49.07%	to 51.00%
2008	305	$6.46	to $6.57	$1,982	(c)	1.00%	to 2.45%	(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
ING Euro STOXX 50 Index Portfolio - Class A									
2010	10	$8.74	to $8.82	$85	-	1.15%	to 1.85%	-10.70%	to -10.18%
2009	5	$9.81	to $9.82	$53	(d)	1.15%	to 1.65%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Hang Seng Index Portfolio - Class S									
2010	196	$13.53	to $13.80	$2,685	0.05%	1.15%	to 2.45%	5.05%	to 6.24%
2009	129	$12.88	to $12.99	$1,663	(d)	1.15%	to 2.45%	(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
ING Index Plus LargeCap Portfolio - Class S									
2010	384	$8.90	to $11.08	$3,959	1.70%	1.00%	to 2.25%	11.09%	to 12.43%
2009	401	$7.93	to $9.89	$3,685	2.76%	1.00%	to 2.25%	20.18%	to 21.87%
2008	428	$6.52	to $8.16	$3,275	1.85%	1.00%	to 2.60%	-38.94%	to -38.01%
2007	443	$11.40	to $13.23	$5,607	0.81%	1.05%	to 2.60%	2.31%	to 3.61%
2006	329	$11.10	to $12.81	$4,051	0.89%	1.05%	to 2.45%	11.64%	to 13.13%

167

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Index Plus MidCap Portfolio - Class S						
2010	539	$9.96 to $15.39	$6,808	0.85%	1.00% to 2.45%	18.75% to 20.33%
2009	579	$8.29 to $12.79	$6,155	1.33%	1.00% to 2.45%	28.47% to 30.16%
2008	590	$6.38 to $9.83	$4,941	1.15%	1.00% to 2.60%	-39.26% to -38.41%
2007	506	$11.17 to $15.96	$7,246	0.50%	1.05% to 2.60%	2.82% to 4.11%
2006	433	$10.75 to $15.33	$5,948	0.42%	1.05% to 2.45%	6.57% to 8.03%
ING Index Plus SmallCap Portfolio - Class S						
2010	473	$9.42 to $15.17	$5,734	0.48%	1.00% to 2.45%	19.59% to 21.20%
2009	506	$7.79 to $12.52	$5,099	1.39%	1.00% to 2.45%	21.69% to 23.31%
2008	529	$6.33 to $10.16	$4,383	0.65%	1.00% to 2.60%	-35.28% to -34.37%
2007	481	$10.15 to $15.48	$6,353	0.12%	1.05% to 2.60%	-8.68% to -7.47%
2006	377	$10.99 to $16.73	$5,395	0.25%	1.05% to 2.45%	10.84% to 12.28%
ING International Index Portfolio - Class S						
2010	472	$7.89 to $14.88	$4,169	3.27%	1.00% to 2.45%	5.19% to 6.59%
2009	458	$7.50 to $13.96	$3,838	-	1.00% to 2.45%	24.54% to 25.99%
2008	96	$6.02 to $6.08	$580	(c)	1.15% to 2.45%	(c)
2007	(c)	(c)	(c)	(c)	(c)	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)
ING Japan TOPIX Index® Portfolio - Class A						
2010	2	$11.01 to $11.07	$20	(e)	1.25% to 1.65%	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
ING Russell™ Large Cap Growth Index Portfolio - Class S						
2010	94	$13.85 to $14.17	$1,321	0.57%	1.00% to 2.45%	9.92% to 11.32%
2009	89	$12.60 to $12.73	$1,128	(d)	1.00% to 2.45%	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Index Portfolio - Class S												
2010	762	$8.80	to	$14.24	$7,223	3.22%	1.05%	to	2.45%	9.44%	to	10.83%
2009	806	$8.04	to	$12.88	$6,941	-	1.05%	to	2.45%	20.54%	to	22.17%
2008	85	$6.67	to	$6.72	$574	(c)	1.15%	to	2.45%	(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
ING Russell™ Large Cap Value Index Portfolio - Class S												
2010	129	$13.49	to	$13.79	$1,766	1.50%	1.05%	to	2.45%	8.53%	to	9.97%
2009	114	$12.43	to	$12.54	$1,431	(d)	1.05%	to	2.45%	(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2010	282	$15.87	to	$16.20	$4,547	0.29%	1.15%	to	2.45%	22.93%	to	24.42%
2009	288	$12.91	to	$13.02	$3,743	(d)	1.15%	to	2.45%	(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
ING Russell™ Mid Cap Index Portfolio - Class S												
2010	262	$10.16	to	$10.50	$2,725	0.48%	1.05%	to	2.25%	22.12%	to	23.53%
2009	220	$8.32	to	$8.50	$1,854	-	1.05%	to	2.25%	36.62%	to	38.11%
2008	83	$6.09	to	$6.14	$507	(c)	1.15%	to	2.45%	(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
ING Russell™ Small Cap Index Portfolio - Class S												
2010	239	$10.53	to	$10.90	$2,576	0.40%	1.05%	to	2.45%	23.13%	to	24.71%
2009	220	$8.55	to	$8.74	$1,908	-	1.05%	to	2.45%	23.52%	to	25.04%
2008	120	$6.92	to	$6.99	$834	(c)	1.05%	to	2.45%	(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Small Company Portfolio - Class S									
2010	302	$10.61	to $11.04	$3,248	0.32%	1.00%	to 2.45%	21.15%	to 22.87%
2009	352	$8.66	to $9.01	$3,101	0.47%	1.00%	to 2.45%	24.33%	to 25.90%
2008	168	$6.89	to $7.16	$1,169	(c)	1.00%	to 2.45%		(c)
2007	(c)		(c)	(c)	(c)		(c)		(c)
2006	(c)		(c)	(c)	(c)		(c)		(c)
ING U.S. Bond Index Portfolio - Class S									
2010	519	$10.81	to $11.21	$5,730	2.48%	1.00%	to 2.45%	3.44%	to 4.86%
2009	524	$10.45	to $10.69	$5,543	2.61%	1.00%	to 2.45%	3.16%	to 4.50%
2008	229	$10.13	to $10.23	$2,336	(c)	1.00%	to 2.45%		(c)
2007	(c)		(c)	(c)	(c)		(c)		(c)
2006	(c)		(c)	(c)	(c)		(c)		(c)
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S									
2010	583	$7.91	to $8.18	$4,718	3.59%	1.15%	to 2.45%	3.39%	to 4.66%
2009	808	$7.65	to $7.81	$6,261	-	1.15%	to 2.45%	26.87%	to 28.45%
2008	593	$6.00	to $6.09	$3,600	(c)	1.15%	to 2.45%		(c)
2007	(c)		(c)	(c)	(c)		(c)		(c)
2006	(c)		(c)	(c)	(c)		(c)		(c)
ING International Value Portfolio - Class S									
2010	119	$8.09	to $8.14	$966	1.73%	1.00%	to 1.20%	1.13%	to 1.24%
2009	125	$8.00	to $8.04	$1,004	1.58%	1.00%	to 1.20%	24.61%	to 24.84%
2008	99	$6.42	to $6.44	$637	(c)	1.00%	to 1.20%		(c)
2007	(c)		(c)	(c)	(c)		(c)		(c)
2006	(c)		(c)	(c)	(c)		(c)		(c)
ING MidCap Opportunities Portfolio - Class S									
2010	460	$11.26	to $12.84	$5,472	0.50%	1.00%	to 2.45%	26.94%	to 28.66%
2009	434	$8.87	to $9.98	$4,043	0.11%	1.00%	to 2.45%	37.73%	to 39.58%
2008	459	$6.43	to $7.15	$3,061	-	1.00%	to 2.45%	-38.62%	to -38.50%
2007	5	$10.72	to $10.83	$56	-	1.25%	to 1.40%	23.79%	to 23.91%
2006	5	$8.66	to $8.74	$45	-	1.25%	to 1.40%	6.00%	to 6.33%

170

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING SmallCap Opportunities Portfolio - Class S												
2010	66	$11.20	to	$15.69	$863	-	1.00%	to	2.00%	29.37%	to	30.71%
2009	72	$8.58	to	$12.03	$721	-	1.00%	to	2.00%	28.15%	to	29.39%
2008	82	$6.65	to	$9.32	$631	-	1.00%	to	2.00%	-35.93%	to	-35.41%
2007	45	$8.80	to	$14.43	$633	-	1.25%	to	2.00%	7.68%	to	8.41%
2006	41	$8.13	to	$13.31	$534	-	1.25%	to	1.95%	10.13%	to	11.01%
Invesco V.I. Leisure Fund - Series I Shares												
2010	14	$11.73	to	$12.55	$167	0.59%	1.25%	to	2.10%	19.33%	to	20.44%
2009	17	$9.83	to	$10.42	$173	1.95%	1.25%	to	2.10%	30.03%	to	31.07%
2008	18	$7.56	to	$7.95	$135	0.93%	1.25%	to	2.10%	-44.25%	to	-43.74%
2007	22	$13.46	to	$14.13	$295	1.47%	1.25%	to	2.45%	-3.17%	to	-2.08%
2006	27	$13.90	to	$14.43	$386	1.27%	1.25%	to	2.45%	21.80%	to	23.02%
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I												
2010	39	$8.18	to	$8.23	$318	2.87%	1.25%	to	1.40%	7.92%	to	8.15%
2009	41	$7.58	to	$7.61	$309	1.70%	1.25%	to	1.40%	22.85%	to	22.94%
2008	45	$6.17	to	$6.19	$278	1.14%	1.25%	to	1.40%	-36.59%	to	-36.45%
2007	62	$9.73	to	$9.74	$603	(b)	1.25%	to	1.40%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio												
2010	9	$13.36	to	$13.68	$119	1.69%	1.25%	to	1.40%	2.22%	to	2.40%
2009	9	$13.07	to	$13.36	$118	0.92%	1.25%	to	1.40%	26.77%	to	27.00%
2008	10	$10.31	to	$10.52	$100	2.01%	1.25%	to	1.40%	-44.18%	to	-44.10%
2007	11	$18.47	to	$18.82	$199	0.96%	1.25%	to	1.40%	4.88%	to	4.96%
2006	12	$17.61	to	$17.93	$219	2.02%	1.25%	to	1.40%	24.10%	to	24.34%
Legg Mason Variable Lifestyle Allocation 50%												
2010	72	$17.07	to	$17.44	$1,234	2.90%	1.25%	to	1.40%	12.75%	to	12.95%
2009	83	$15.14	to	$15.44	$1,252	4.56%	1.25%	to	1.40%	30.40%	to	30.63%
2008	107	$11.61	to	$11.82	$1,250	3.53%	1.25%	to	1.40%	-28.33%	to	-28.23%
2007	122	$16.20	to	$16.47	$1,982	3.22%	1.25%	to	1.40%	1.76%	to	1.92%
2006	159	$15.92	to	$16.16	$2,545	2.52%	1.25%	to	1.40%	6.70%	to	6.88%

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason Variable Lifestyle Allocation 70%						
2010	37	$14.69 to $15.00	$551	2.05%	1.25% to 1.40%	13.44% to 13.55%
2009	40	$12.95 to $13.21	$521	3.26%	1.25% to 1.40%	31.07% to 31.31%
2008	47	$9.88 to $10.06	$462	2.28%	1.25% to 1.40%	-33.74% to -33.64%
2007	57	$14.91 to $15.16	$856	2.62%	1.25% to 1.40%	2.40% to 2.57%
2006	67	$14.56 to $14.78	$974	1.58%	1.25% to 1.40%	7.30% to 7.49%
Legg Mason Variable Lifestyle Allocation 85%						
2010	18	$14.34 to $14.64	$256	1.55%	1.25% to 1.40%	14.08% to 14.20%
2009	21	$12.57 to $12.82	$261	2.06%	1.25% to 1.40%	30.67% to 30.82%
2008	23	$9.62 to $9.80	$224	1.61%	1.25% to 1.40%	-38.29% to -38.17%
2007	25	$15.59 to $15.85	$399	1.42%	1.25% to 1.40%	1.90% to 2.06%
2006	29	$15.30 to $15.53	$447	0.82%	1.25% to 1.40%	7.90% to 8.07%
Legg Mason Western Asset Variable High Income Portfolio						
2010	10	$21.17 to $21.68	$209	9.69%	1.25% to 1.40%	14.99% to 15.20%
2009	10	$18.41 to $18.82	$183	12.04%	1.25% to 1.40%	57.75% to 57.89%
2008	10	$11.67 to $11.92	$116	12.33%	1.25% to 1.40%	-30.99% to -30.86%
2007	10	$16.91 to $17.24	$176	8.14%	1.25% to 1.40%	-1.11% to -0.92%
2006	13	$17.10 to $17.40	$217	7.65%	1.25% to 1.40%	9.40% to 9.57%
Oppenheimer Main Street Small Cap Fund®/VA - Service Class						
2010	9	$10.02 to $10.09	$88	-	1.00% to 1.20%	21.60% to 21.86%
2009	12	$8.24 to $8.28	$98	1.17%	1.00% to 1.20%	35.30% to 35.52%
2008	12	$6.09 to $6.11	$73	-	1.00% to 1.20%	-38.65%
2007	5	$9.96	$47	(b)	1.00%	(b)
2006	(b)	(b)	(b)	(b)	(b)	(b)
PIMCO Real Return Portfolio - Administrative Class						
2010	18	$12.28 to $12.36	$225	1.46%	1.00% to 1.20%	6.88% to 7.01%
2009	16	$11.49 to $11.55	$187	3.04%	1.00% to 1.20%	16.89% to 17.14%
2008	14	$9.83 to $9.86	$142	(c)	1.00% to 1.20%	(c)
2007	(c)	(c)	(c)	(c)	(c)	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Pioneer Equity Income VCT Portfolio - Class II									
2010	185	$9.07	to $9.14	$1,683	1.93%	1.00%	to 1.20%	17.79%	to 18.09%
2009	198	$7.70	to $7.74	$1,526	3.21%	1.00%	to 1.20%	12.41%	to 12.83%
2008	187	$6.85	to $6.86	$1,279	2.71%	1.00%	to 1.20%	-31.19%	
2007	5	$9.97		$47	(b)	1.00%		(b)	
2006	(b)	(b)		(b)	(b)	(b)		(b)	
ProFund VP Bull									
2010	3	$8.30	to $10.51	$26	-	1.25%	to 1.85%	10.46%	to 11.22%
2009	6	$7.51	to $9.47	$58	-	1.25%	to 1.85%	21.97%	to 22.69%
2008	8	$6.14	to $7.73	$57	-	1.25%	to 1.85%	-38.81%	to -38.38%
2007	9	$10.03	to $12.59	$108	0.96%	1.25%	to 2.25%	1.24%	to 2.17%
2006	9	$9.86	to $12.33	$101	0.26%	1.25%	to 2.25%	11.11%	to 12.28%
ProFund VP Europe 30									
2010	5	$9.17	to $11.48	$51	1.67%	1.25%	to 1.95%	0.63%	to 1.37%
2009	6	$9.09	to $11.35	$69	3.05%	1.25%	to 1.95%	29.69%	to 30.67%
2008	8	$7.00	to $8.71	$62	2.01%	1.25%	to 1.95%	-45.10%	to -44.71%
2007	9	$12.72	to $15.78	$137	2.23%	1.25%	to 1.95%	12.38%	to 13.17%
2006	10	$11.30	to $13.98	$132	0.43%	1.05%	to 1.95%	15.18%	to 16.32%
ProFund VP Rising Rates Opportunity									
2010	31	$4.83	to $5.65	$165	-	1.05%	to 1.95%	-17.68%	to -16.96%
2009	33	$5.86	to $6.86	$216	0.50%	1.05%	to 1.95%	29.65%	to 30.87%
2008	36	$4.52	to $5.28	$181	5.05%	1.05%	to 2.45%	-39.45%	to -38.57%
2007	50	$7.42	to $8.69	$413	5.29%	1.05%	to 2.45%	-7.35%	to -6.21%
2006	56	$7.98	to $9.30	$495	2.07%	1.05%	to 2.45%	7.67%	to 8.89%

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

(a) As investment Division had no investments until 2006, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2010, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ReliaStar of NY Separate Account NY-B available under the Contract for the indicated periods. Fund name changes after December 31, 2010 are not reflected in the following information.

Separate Account Annual Charges of 1.05%

	2010	2009	2008	2007	2006	2005	2004	2003
COLUMBIA SMALL CAP VALUE FUND VS								
(Fund first available during April 2006)								
Value at beginning of period	$11.40	$9.22	$12.97	$13.46	$12.99			
Value at end of period	$14.27	$11.40	$9.22	$12.97	$13.46			
Number of accumulation units outstanding at end of period	0	0	0	222	222			
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$14.12	$10.53	$18.57	$16.00	$14.51	$12.57	$11.03	$10.00
Value at end of period	$16.33	$14.12	$10.53	$18.57	$16.00	$14.51	$12.57	$11.03
Number of accumulation units outstanding at end of period	6,508	9,160	11,829	13,703	14,467	10,615	10,696	5,194
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$10.08	$7.84	$13.85	$13.83	$11.65	$11.15	$10.13	$10.00
Value at end of period	$11.46	$10.08	$7.84	$13.85	$13.83	$11.65	$11.15	$10.13
Number of accumulation units outstanding at end of period	5,630	5,911	6,136	6,243	12,728	12,851	13,601	5,826
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$11.54	$8.93	$14.60	$14.13	$12.46	$11.95	$11.00	$10.00
Value at end of period	$12.66	$11.54	$8.93	$14.60	$14.13	$12.46	$11.95	$11.00
Number of accumulation units outstanding at end of period	8,766	8,855	8,887	9,060	8,448	9,861	8,407	144
ING AMERICAN FUNDS GROWTH PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$12.40	$9.04	$16.39	$14.82	$13.66	$11.94	$10.79	
Value at end of period	$14.49	$12.40	$9.04	$16.39	$14.82	$13.66	$11.94	
Number of accumulation units outstanding at end of period	10,215	10,459	10,818	10,920	10,653	11,813	12,165	
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$18.13	$12.87	$22.61	$19.14	$16.34	$13.66	$11.76	
Value at end of period	$19.14	$18.13	$12.87	$22.61	$19.14	$16.34	$13.66	
Number of accumulation units outstanding at end of period	435	586	671	699	723	844	983	
ING ARTIO FOREIGN PORTFOLIO								
(Fund first available during June 2006)								
Value at beginning of period	$13.94	$11.71	$21.00	$18.22	$15.61			
Value at end of period	$14.73	$13.94	$11.71	$21.00	$18.22			
Number of accumulation units outstanding at end of period	0	0	0	64	64			
ING BALANCED PORTFOLIO								
Value at beginning of period	$9.14	$7.77	$10.95	$10.51				
Value at end of period	$10.29	$9.14	$7.77	$10.95				
Number of accumulation units outstanding at end of period	907	920	836	4,368				

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Fund first available during August 2005)								
Value at beginning of period	$10.27	$7.68	$13.21	$12.58	$11.03	$11.00		
Value at end of period	$12.86	$10.27	$7.68	$13.21	$12.58	$11.03		
Number of accumulation units outstanding at end of period	71	259	381	406	430	455		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$10.14	$7.87	$13.06	$12.36	$11.66	$10.92		
Value at end of period	$11.38	$10.14	$7.87	$13.06	$12.36	$11.66		
Number of accumulation units outstanding at end of period	1,883	1,885	1,886	1,886	1,888	1,889		
ING BLACKROCK LARGE CAP VALUE PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$9.52	$8.53	$13.32	$12.91	$12.32			
Value at end of period	$10.46	$9.52	$8.53	$13.32	$12.91			
Number of accumulation units outstanding at end of period	0	0	0	844	844			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.84	$9.31						
Value at end of period	$11.51	$9.84						
Number of accumulation units outstanding at end of period	94	95						
ING CLARION REAL ESTATE PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$14.61	$10.86	$17.86	$21.94	$16.11	$13.55		
Value at end of period	$18.50	$14.61	$10.86	$17.86	$21.94	$16.11		
Number of accumulation units outstanding at end of period	299	438	529	613	668	583		
ING COLUMBIA SMALL CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$8.27	$6.24						
Value at end of period	$10.25	$8.27						
Number of accumulation units outstanding at end of period	0	320						
ING FRANKLIN INCOME PORTFOLIO								
(Fund first available during December 2006)								
Value at beginning of period	$10.17	$9.27	$11.12	$10.95	$10.94			
Value at end of period	$11.37	$10.17	$7.79	$11.12	$10.95			
Number of accumulation units outstanding at end of period	381	1,238	0	1,690	1,878			
ING FRANKLIN MUTUAL SHARES PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$9.18	$7.34	$11.92	$11.71				
Value at end of period	$10.14	$9.18	$7.34	$11.92				
Number of accumulation units outstanding at end of period	778	861	2,264	2,470				
ING GLOBAL RESOURCES PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$16.88	$12.41	$21.25	$16.12	$16.27			
Value at end of period	$20.32	$16.88	$12.41	$21.25	$16.12			
Number of accumulation units outstanding at end of period	1,380	1,529	1,531	243	177			
ING GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$7.88	$7.16						
Value at end of period	$8.88	$7.88						
Number of accumulation units outstanding at end of period	3,140	3,183						

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS LARGECAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$9.09	$7.47	$12.05	$11.63	$10.28	$9.88	$9.06	$10.00
Value at end of period	$10.22	$9.09	$7.47	$12.05	$11.63	$10.28	$9.88	$9.06
Number of accumulation units outstanding at end of period	7,767	8,407	9,181	13,755	14,665	15,902	17,336	2,261
ING INDEX PLUS MIDCAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$12.79	$9.83	$15.96	$15.33	$14.19	$12.94	$11.24	$10.00
Value at end of period	$15.39	$12.79	$9.83	$15.96	$15.33	$14.19	$12.94	$11.24
Number of accumulation units outstanding at end of period	1,445	1,950	3,194	4,643	4,910	5,208	5,699	2,393
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$12.52	$10.16	$15.48	$16.73	$14.90	$14.02	$11.64	$10.00
Value at end of period	$15.17	$12.52	$10.16	$15.48	$16.73	$14.90	$14.02	$11.64
Number of accumulation units outstanding at end of period	218	218	218	942	1,659	1,840	1,842	1,049
ING INTERMEDIATE BOND PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$10.82	$10.75	$10.87	$10.40	$10.00			
Value at end of period	$11.73	$10.82	$9.83	$10.87	$10.40			
Number of accumulation units outstanding at end of period	732	2,651	0	1,815	1,945			
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$7.67	$7.07						
Value at end of period	$8.17	$7.67						
Number of accumulation units outstanding at end of period	0	1,250						
ING JANUS CONTRARIAN PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$13.07	$9.68	$19.17	$16.03	$14.22			
Value at end of period	$14.74	$13.07	$9.68	$19.17	$16.03			
Number of accumulation units outstanding at end of period	1,711	2,096	2,098	2,549	406			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$20.74	$12.22	$25.34	$18.49	$16.05			
Value at end of period	$24.69	$20.74	$12.22	$25.34	$18.49			
Number of accumulation units outstanding at end of period	552	610	1,606	1,896	2,026			
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.82	$10.00
Value at end of period	$17.71	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.82
Number of accumulation units outstanding at end of period	1,731	1,823	1,121	1,834	1,980	2,059	1,643	1,642
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$13.09	$10.39	$14.99	$15.41	$13.35	$13.01	$10.44	$10.00
Value at end of period	$16.41	$13.09	$10.39	$14.99	$15.41	$13.35	$13.01	$10.44
Number of accumulation units outstanding at end of period	750	793	960	1,170	2,451	2,307	1,799	185
ING LARGE CAP GROWTH PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$12.61	$8.95	$12.48	$11.30	$10.82	$10.54		
Value at end of period	$14.26	$12.61	$8.95	$12.48	$11.30	$10.82		
Number of accumulation units outstanding at end of period	1,063	1,063	1,063	1,063	1,063	1,062		

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$10.69	$8.18	$13.63	$14.04	$12.90	$11.63		
Value at end of period	$13.13	$10.69	$8.18	$13.63	$14.04	$12.90		
Number of accumulation units outstanding at end of period	574	574	575	575	575	575		
ING LIQUID ASSETS PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$18.22	$18.35	$18.10	$17.43	$16.99			
Value at end of period	$18.03	$18.22	$18.35	$18.10	$17.43			
Number of accumulation units outstanding at end of period	58,410	73,578	58,287	717	102			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Fund first available during September 2005)								
Value at beginning of period	$12.40	$9.10	$18.22	$15.27	$12.45	$11.23		
Value at end of period	$13.96	$12.40	$9.10	$18.22	$15.27	$12.45		
Number of accumulation units outstanding at end of period	1,009	1,019	1,219	1,819	2,008	1,435		
ING MFS TOTAL RETURN PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$26.16	$22.43	$29.19	$28.36	$25.61	$25.15	$22.87	$10.00
Value at end of period	$28.44	$26.16	$22.43	$29.19	$28.36	$25.61	$25.15	$22.87
Number of accumulation units outstanding at end of period	4,008	4,086	3,722	5,912	5,626	5,933	5,121	1,397
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Fund first available during May 2003)								
Value at beginning of period	$12.08	$8.75	$14.82	$14.05	$12.03	$10.06		
Value at end of period	$13.88	$12.08	$8.75	$14.82	$14.05	$12.03		
Number of accumulation units outstanding at end of period	2,048	2,192	3,548	3,746	3,925	4,136		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)								
(Fund first available during May 2003)								
Value at beginning of period	$13.79	$10.00	$16.97	$16.13	$13.86	$12.37	$10.87	$10.00
Value at end of period	$15.80	$13.79	$10.00	$16.97	$16.13	$13.86	$12.37	$10.87
Number of accumulation units outstanding at end of period	104	104	811	812	813	202	3,726	1,123
ING PIMCO HIGH YIELD PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$13.92	$9.42	$12.29	$12.07	$11.20	$10.85	$10.00	
Value at end of period	$15.74	$13.92	$9.42	$12.29	$12.07	$11.20	$10.85	
Number of accumulation units outstanding at end of period	2,073	2,074	2,074	5,386	6,722	6,615	6,112	
ING PIMCO TOTAL RETURN BOND PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$18.54	$16.38	$15.88	$14.73	$14.27	$14.07	$13.56	$10.00
Value at end of period	$19.76	$18.54	$16.38	$15.88	$14.73	$14.27	$14.07	$13.56
Number of accumulation units outstanding at end of period	9,120	7,844	6,600	8,528	8,574	8,560	8,679	2,680
ING RETIREMENT GROWTH PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.38	$9.22						
Value at end of period	$10.36	$9.38						
Number of accumulation units outstanding at end of period	1,020	1,021						
ING RETIREMENT MODERATE GROWTH PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.64	$9.50						
Value at end of period	$10.59	$9.64						
Number of accumulation units outstanding at end of period	22,867	23,734						

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.87	$9.75						
Value at end of period	$10.70	$9.87						
Number of accumulation units outstanding at end of period	13,962	2,277						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$12.72	$10.85						
Value at end of period	$14.16	$12.72						
Number of accumulation units outstanding at end of period	2,735	3,157						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$8.22	$6.99						
Value at end of period	$9.11	$8.22						
Number of accumulation units outstanding at end of period	1,637	1,637						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$12.54	$10.65						
Value at end of period	$13.79	$12.54						
Number of accumulation units outstanding at end of period	261	965						
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$8.50	$8.32						
Value at end of period	$10.50	$8.50						
Number of accumulation units outstanding at end of period	79	80						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$8.74	$6.99	$10.06					
Value at end of period	$10.90	$8.74	$6.99					
Number of accumulation units outstanding at end of period	3,530	3,530	3,531					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$12.22	$9.27	$12.92	$12.51	$11.03	$10.79		
Value at end of period	$13.79	$12.22	$9.27	$12.92	$12.51	$11.03		
Number of accumulation units outstanding at end of period	1,355	1,548	1,473	414	438	463		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$10.91	$8.82	$13.86	$13.59	$11.53	$11.02		
Value at end of period	$12.40	$10.91	$8.82	$13.86	$13.59	$11.53		
Number of accumulation units outstanding at end of period	0	0	0	486	486	540		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Fund first available during May 2006)								
Value at beginning of period	$9.80	$7.51	$12.78	$11.21	$9.79			
Value at end of period	$10.53	$9.80	$7.51	$12.78	$11.21			
Number of accumulation units outstanding at end of period	821	821	1,869	1,870	1,871			
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$10.68	$10.23	$10.00					
Value at end of period	$11.19	$10.68	$10.23					
Number of accumulation units outstanding at end of period	601	663	62					

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$10.55	$8.10	$13.65	$13.66	$12.08	$11.17		
Value at end of period	$11.79	$10.55	$8.10	$13.65	$13.66	$12.08		
Number of accumulation units outstanding at end of period	598	598	598	598	598	598		
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$11.19	$8.80	$14.00	$14.47	$12.62	$12.33	$10.67	$10.00
Value at end of period	$12.75	$11.19	$8.80	$14.00	$14.47	$12.62	$12.33	$10.67
Number of accumulation units outstanding at end of period	6,196	7,165	6,489	6,843	6,890	7,029	6,994	5,965
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$10.68	$8.81						
Value at end of period	$11.88	$10.68						
Number of accumulation units outstanding at end of period	1,499	567						
ING WELLS FARGO HEALTH CARE PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$11.01	$9.27	$13.13	$12.23	$10.85	$9.93	$8.61	
Value at end of period	$11.66	$11.01	$9.27	$13.13	$12.23	$10.85	$9.93	
Number of accumulation units outstanding at end of period	3,575	3,539	3,475	3,615	3,642	6,400	880	
PROFUND VP RISING RATES OPPORTUNITY								
(Fund first available during September 2003)								
Value at beginning of period	$6.19	$4.73	$7.70	$8.21	$7.54	$8.27	$8.75	
Value at end of period	$5.14	$6.19	$4.73	$7.70	$8.21	$7.54	$8.27	
Number of accumulation units outstanding at end of period	908	679	687	3,057	3,231	528	528	

Separate Account Annual Charges of 1.25%

	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$9.55	$8.00	$10.15					
Value at end of period	$10.36	$9.55	$8.00					
Number of accumulation units outstanding at end of period	406,977	364,799	131,313					
COLUMBIA SMALL CAP VALUE FUND VS								
(Fund first available during May 2005)								
Value at beginning of period	$11.30	$9.15	$12.90	$13.41	$11.38	$10.43		
Value at end of period	$14.11	$11.30	$9.15	$12.90	$13.41	$11.38		
Number of accumulation units outstanding at end of period	18,205	19,452	19,699	22,502	22,535	14,990		
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$13.88	$10.37	$18.33	$15.82	$14.38	$12.48	$10.98	$10.00
Value at end of period	$16.02	$13.88	$10.37	$18.33	$15.82	$14.38	$12.48	$10.98
Number of accumulation units outstanding at end of period	404,824	421,991	452,705	336,347	249,402	90,276	17,580	4,395
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08	$10.00
Value at end of period	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08
Number of accumulation units outstanding at end of period	93,848	97,079	105,147	102,129	64,510	33,603	16,686	3,715

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$8.77	$7.20	$10.06					
Value at end of period	$9.69	$8.77	$7.20					
Number of accumulation units outstanding at end of period	266,245	274,315	11,165					
ING AMERICAN FUNDS BOND PORTFOLIO								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$9.81	$8.86	$10.02					
Value at end of period	$10.28	$9.81	$8.86					
Number of accumulation units outstanding at end of period	246,190	233,159	346,094					
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$11.39	$8.84	$14.48	$14.03	$12.40	$11.92	$11.00	$10.00
Value at end of period	$12.47	$11.39	$8.84	$14.48	$14.03	$12.40	$11.92	$11.00
Number of accumulation units outstanding at end of period	568,829	603,138	562,553	458,954	308,746	152,976	13,726	785
ING AMERICAN FUNDS GROWTH PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$12.25	$8.94	$16.25	$14.72	$13.60	$11.91	$10.78	$10.00
Value at end of period	$14.28	$12.25	$8.94	$16.25	$14.72	$13.60	$11.91	$10.78
Number of accumulation units outstanding at end of period	930,075	987,116	973,551	651,428	417,782	154,103	25,130	788
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	$10.00
Value at end of period	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62
Number of accumulation units outstanding at end of period	301,537	289,246	273,601	249,916	137,611	72,215	12,995	753
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$14.06	$9.19						
Value at end of period	$15.64	$14.06						
Number of accumulation units outstanding at end of period	27,736	26,297						
ING ARTIO FOREIGN PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$13.72	$11.56	$20.76	$18.05	$14.15	$12.42	$11.24	
Value at end of period	$14.48	$13.72	$11.56	$20.76	$18.05	$14.15	$12.42	
Number of accumulation units outstanding at end of period	200,416	243,869	242,282	159,323	75,016	38,017	11,132	
ING BALANCED PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$9.45							
Value at end of period	$10.20							
Number of accumulation units outstanding at end of period	1,559							
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$10.18	$7.62	$13.14	$12.54	$11.02	$10.32		
Value at end of period	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02		
Number of accumulation units outstanding at end of period	309,094	299,657	242,331	185,077	122,778	22,953		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$10.60	$10.08						
Value at end of period	$11.04	$10.60						
Number of accumulation units outstanding at end of period	153,216	122,797						

	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$10.05	$7.81	$12.99	$12.32	$11.65	$10.91		
Value at end of period	$11.25	$10.05	$7.81	$12.99	$12.32	$11.65		
Number of accumulation units outstanding at end of period	110,696	107,683	88,482	30,020	10,061	1,111		
ING BLACKROCK LARGE CAP VALUE PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$9.43	$8.46	$13.25	$12.86	$11.20	$10.59		
Value at end of period	$10.34	$9.43	$8.46	$13.25	$12.86	$11.20		
Number of accumulation units outstanding at end of period	11,994	18,607	18,271	19,515	7,436	1,112		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$9.81	$6.51	$9.99					
Value at end of period	$11.45	$9.81	$6.51					
Number of accumulation units outstanding at end of period	131,508	85,756	49,136					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO								
(Fund first available during June 2006)								
Value at beginning of period	$9.54	$7.24	$12.48	$13.64	$10.33			
Value at end of period	$10.93	$9.54	$7.24	$12.48	$13.64			
Number of accumulation units outstanding at end of period	86,554	108,722	88,338	52,029	13,686			
ING CLARION REAL ESTATE PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$14.44	$10.76	$17.72	$21.82	$16.05	$13.92	$11.73	
Value at end of period	$18.25	$14.44	$10.76	$17.72	$21.82	$16.05	$13.92	
Number of accumulation units outstanding at end of period	107,878	114,888	120,927	130,135	46,576	29,167	7,477	
ING COLUMBIA SMALL CAP VALUE PORTFOLIO								
(Fund first available during May 2006)								
Value at beginning of period	$8.20	$6.66	$10.23	$10.06	$10.22			
Value at end of period	$10.15	$8.20	$6.66	$10.23	$10.06			
Number of accumulation units outstanding at end of period	94,736	107,163	105,155	65,748	22,521			
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Fund first available during January 2006)								
Value at beginning of period	$8.94	$6.88	$11.46	$11.15	$10.16			
Value at end of period	$9.90	$8.94	$6.88	$11.46	$11.15			
Number of accumulation units outstanding at end of period	220,935	250,804	198,967	122,556	39,777			
ING DFA WORLD EQUITY PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$6.73	$5.59	$9.95	$9.70				
Value at end of period	$8.29	$6.73	$5.59	$9.95				
Number of accumulation units outstanding at end of period	38,769	13,817	21,430	7,217				
ING EURO STOXX 50® INDEX PORTFOLIO								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$9.81	$9.76						
Value at end of period	$8.81	$9.81						
Number of accumulation units outstanding at end of period	1,457	56						
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$12.41	$9.03	$15.03	$13.29	$12.03	$10.25		
Value at end of period	$15.74	$12.41	$9.03	$15.03	$13.29	$12.03		
Number of accumulation units outstanding at end of period	145,384	143,814	131,940	86,660	45,962	23,794		

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING FRANKLIN INCOME PORTFOLIO								
(Fund first available during June 2006)								
Value at beginning of period	$10.10	$7.74	$11.09	$10.94	$10.01			
Value at end of period	$11.26	$10.10	$7.74	$11.09	$10.94			
Number of accumulation units outstanding at end of period	312,960	307,588	290,278	202,528	42,579			
ING FRANKLIN MUTUAL SHARES PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$9.14	$7.31	$11.90	$12.54				
Value at end of period	$10.06	$9.14	$7.31	$11.90				
Number of accumulation units outstanding at end of period	187,469	184,843	195,495	136,081				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$7.86	$6.11	$9.62	$10.19				
Value at end of period	$8.60	$7.86	$6.11	$9.62				
Number of accumulation units outstanding at end of period	194,923	196,242	193,793	63,615				
ING GLOBAL RESOURCES PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$16.72	$12.31	$21.14	$16.06	$13.40	$9.68		
Value at end of period	$20.09	$16.72	$12.31	$21.14	$16.06	$13.40		
Number of accumulation units outstanding at end of period	158,216	174,275	142,019	78,152	54,746	24,945		
ING GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$7.85	$6.11	$9.39					
Value at end of period	$8.82	$7.85	$6.11					
Number of accumulation units outstanding at end of period	151,790	153,189	23,803					
ING HANG SENG INDEX PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$12.98	$9.99						
Value at end of period	$13.78	$12.98						
Number of accumulation units outstanding at end of period	43,038	23,083						
ING INDEX PLUS LARGECAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	$10.00
Value at end of period	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01
Number of accumulation units outstanding at end of period	69,462	68,833	69,344	128,669	62,669	29,599	15,049	491
ING INDEX PLUS MIDCAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$12.58	$9.69	$15.75	$15.16	$14.06	$12.85	$11.18	$10.00
Value at end of period	$15.10	$12.58	$9.69	$15.75	$15.16	$14.06	$12.85	$11.18
Number of accumulation units outstanding at end of period	87,678	95,086	99,125	100,531	64,209	43,839	9,843	4,155
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$12.31	$10.01	$15.28	$16.55	$14.77	$13.93	$11.58	$10.00
Value at end of period	$14.88	$12.31	$10.01	$15.28	$16.55	$14.77	$13.93	$11.58
Number of accumulation units outstanding at end of period	53,540	57,348	58,407	61,324	38,457	37,399	10,443	2,811
ING INTERMEDIATE BOND PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$10.72	$9.76	$10.81	$10.36	$10.11	$10.06		
Value at end of period	$11.59	$10.72	$9.76	$10.81	$10.36	$10.11		
Number of accumulation units outstanding at end of period	292,467	270,028	176,738	406,528	191,871	60,873		

CFI 9

Empire Traditions

	2010	2009	2008	2007	2006	2005	2004	2003
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$7.64	$6.07	$9.32					
Value at end of period	$8.12	$7.64	$6.07					
Number of accumulation units outstanding at end of period	235,674	237,199	73,108					
ING JANUS CONTRARIAN PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$12.92	$9.59	$19.03	$15.94	$13.12	$11.36		
Value at end of period	$14.54	$12.92	$9.59	$19.03	$15.94	$13.12		
Number of accumulation units outstanding at end of period	209,419	254,383	252,271	61,221	10,838	2,946		
ING JAPAN TOPIX INDEX® PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.04							
Value at end of period	$11.07							
Number of accumulation units outstanding at end of period	1,226							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$20.54	$12.13	$25.20	$18.43	$13.74	$10.86		
Value at end of period	$24.41	$20.54	$12.13	$25.20	$18.43	$13.74		
Number of accumulation units outstanding at end of period	242,775	256,131	234,750	167,219	78,420	23,627		
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$14.33	$11.55	$17.47	$17.29	$15.02	$14.02	$11.78	$10.00
Value at end of period	$17.41	$14.33	$11.55	$17.47	$17.29	$15.02	$14.02	$11.78
Number of accumulation units outstanding at end of period	59,929	53,374	39,177	12,624	19,297	20,685	8,711	205
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$12.89	$10.25	$14.82	$15.26	$13.25	$12.94	$10.41	$10.00
Value at end of period	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$12.94	$10.41
Number of accumulation units outstanding at end of period	72,542	76,273	85,644	133,155	96,791	47,104	3,327	361
ING LARGE CAP GROWTH PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$12.47	$8.86	$12.39	$11.24	$10.78	$10.02		
Value at end of period	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78		
Number of accumulation units outstanding at end of period	36,859	37,460	7,131	6,592	1,027	1,028		
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$10.55	$8.09	$13.51	$13.95	$12.84	$11.69	$10.83	
Value at end of period	$12.93	$10.55	$8.09	$13.51	$13.95	$12.84	$11.69	
Number of accumulation units outstanding at end of period	18,899	20,747	21,404	21,774	11,763	7,481	3,006	
ING LIQUID ASSETS PORTFOLIO								
(Fund first available during November 2003)								
Value at beginning of period	$17.48	$17.65	$17.45	$16.83	$16.29	$16.09	$16.10	$16.18
Value at end of period	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.04	$16.10
Number of accumulation units outstanding at end of period	339,889	295,619	320,053	149,052	72,810	22,134	13,566	7,332
ING LORD ABBETT GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Fund first available during September 2003)								
Value at beginning of period	$11.03	$9.40	$15.01	$14.60	$12.57	$12.22		
Value at end of period	$12.76	$11.03	$9.40	$15.01	$14.60	$12.57		
Number of accumulation units outstanding at end of period	4,353	4,402	4,457	4,506	4,275	47		

Empire Traditions

	2010	2009	2008	2007	2006	2005	2004	2003
ING MARSICO GROWTH PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$10.59	$8.31	$14.10	$12.51	$12.07	$11.22	$10.11	
Value at end of period	$12.53	$10.59	$8.31	$14.10	$12.51	$12.07	$11.22	
Number of accumulation units outstanding at end of period	98,597	96,990	123,543	93,928	70,893	48,767	29,775	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$12.28	$9.04	$18.13	$15.22	$12.43	$10.14		
Value at end of period	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43		
Number of accumulation units outstanding at end of period	114,970	141,709	173,267	58,960	33,860	25,653		
ING MFS TOTAL RETURN PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45	$10.00
Value at end of period	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45
Number of accumulation units outstanding at end of period	101,533	103,904	73,726	69,490	52,936	60,932	28,054	151
ING MFS UTILITIES PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$14.95	$11.40	$18.54	$14.74	$11.41	$10.35		
Value at end of period	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41		
Number of accumulation units outstanding at end of period	187,892	191,297	181,270	142,734	87,799	22,879		
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$9.03	$6.48	$10.06					
Value at end of period	$11.59	$9.03	$6.48					
Number of accumulation units outstanding at end of period	72,809	57,257	78,699					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$12.43	$9.76	$13.84	$12.77	$10.66	$10.06		
Value at end of period	$13.97	$12.43	$9.76	$13.84	$12.77	$10.66		
Number of accumulation units outstanding at end of period	82,166	52,710	30,191	101,207	34,845	862		
ING MORGAN STANLEY GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$12.36	$10.73						
Value at end of period	$13.14	$12.36						
Number of accumulation units outstanding at end of period	7,147	1,192						
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$13.67							
Value at end of period	$15.11							
Number of accumulation units outstanding at end of period	1,881							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Fund first available during May 2003)								
Value at beginning of period	$11.97	$8.68	$14.73	$14.00	$12.02	$10.06		
Value at end of period	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02		
Number of accumulation units outstanding at end of period	1,835	1,864	1,960	2,112	2,166	2,287		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)								
(Fund first available during May 2003)								
Value at beginning of period	$13.57	$9.86	$16.78	$15.98	$13.76	$12.30	$11.14	
Value at end of period	$15.52	$13.57	$9.86	$16.78	$15.98	$13.76	$12.30	
Number of accumulation units outstanding at end of period	133,273	148,540	160,981	156,178	96,821	24,471	4	

CFI 11

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING PIMCO HIGH YIELD PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	$10.00	
Value at end of period	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	
Number of accumulation units outstanding at end of period	113,213	92,830	100,970	106,687	54,172	34,470	8,911	
ING PIMCO TOTAL RETURN BOND PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31	$10.00
Value at end of period	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31
Number of accumulation units outstanding at end of period	663,012	571,278	297,314	132,526	166,024	115,288	0	1,996
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Fund first available during May 2005)								
Value at beginning of period	$10.39	$8.48	$13.15	$12.67	$10.99	$10.44		
Value at end of period	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99		
Number of accumulation units outstanding at end of period	3,332	2,806	3,793	3,666	1,462	2,028		
ING PIONEER MID CAP VALUE PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$10.29	$8.33	$12.61	$12.10	$10.91	$10.36		
Value at end of period	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91		
Number of accumulation units outstanding at end of period	173,587	189,692	214,684	111,584	88,856	40,622		
ING RETIREMENT CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$8.32	$8.25						
Value at end of period	$8.86	$8.32						
Number of accumulation units outstanding at end of period	98,625	45,871						
ING RETIREMENT GROWTH PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.38	$9.22						
Value at end of period	$10.33	$9.38						
Number of accumulation units outstanding at end of period	2,727,129	2,823,821						
ING RETIREMENT MODERATE GROWTH PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.63	$9.50						
Value at end of period	$10.56	$9.63						
Number of accumulation units outstanding at end of period	2,072,258	2,183,005						
ING RETIREMENT MODERATE PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.86	$9.75						
Value at end of period	$10.67	$9.86						
Number of accumulation units outstanding at end of period	807,777	822,942						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$12.70	$10.25						
Value at end of period	$14.11	$12.70						
Number of accumulation units outstanding at end of period	29,563	28,779						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$8.19	$6.72	$10.05					
Value at end of period	$9.06	$8.19	$6.72					
Number of accumulation units outstanding at end of period	184,713	180,071	46,481					

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$12.53	$10.65						
Value at end of period	$13.75	$12.53						
Number of accumulation units outstanding at end of period	43,274	43,264						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$13.01	$10.34						
Value at end of period	$16.17	$13.01						
Number of accumulation units outstanding at end of period	53,584	52,320						
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$8.47	$6.14	$9.85					
Value at end of period	$10.44	$8.47	$6.14					
Number of accumulation units outstanding at end of period	120,721	106,352	18,433					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$8.71	$6.98	$9.77					
Value at end of period	$10.84	$8.71	$6.98					
Number of accumulation units outstanding at end of period	66,943	56,688	18,746					
ING SMALLCAP OPPORTUNITIES PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$12.03	$9.32	$14.43	$13.31	$11.99	$10.71		
Value at end of period	$15.69	$12.03	$9.32	$14.43	$13.31	$11.99		
Number of accumulation units outstanding at end of period	7,985	8,638	8,649	13,101	11,879	2,080		
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$8.99	$7.16	$10.68					
Value at end of period	$11.01	$8.99	$7.16					
Number of accumulation units outstanding at end of period	29,480	23,571	4,432					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$12.10	$9.20	$12.85	$12.47	$11.01	$10.22		
Value at end of period	$13.63	$12.10	$9.20	$12.85	$12.47	$11.01		
Number of accumulation units outstanding at end of period	1,070,805	953,667	882,397	636,499	284,773	47,372		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$10.78	$8.73	$13.76	$13.52	$11.49	$11.20	$9.75	
Value at end of period	$12.24	$10.78	$8.73	$13.76	$13.52	$11.49	$11.20	
Number of accumulation units outstanding at end of period	159,225	167,344	169,512	198,755	154,789	60,200	10,114	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$8.16	$5.80	$10.18	$10.29				
Value at end of period	$9.40	$8.16	$5.80	$10.18				
Number of accumulation units outstanding at end of period	74,201	53,007	29,692	5,957				
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Fund first available during May 2006)								
Value at beginning of period	$9.73	$7.47	$12.74	$11.20	$9.81			
Value at end of period	$10.43	$9.73	$7.47	$12.74	$11.20			
Number of accumulation units outstanding at end of period	152,610	143,272	146,340	55,030	8,763			

CFI 13

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)								
(Fund first available during May 2005)								
Value at beginning of period	$10.91	$8.35	$14.01	$13.86	$11.51	$10.30		
Value at end of period	$11.61	$10.91	$8.35	$14.01	$13.86	$11.51		
Number of accumulation units outstanding at end of period	138,314	134,065	132,520	205,144	113,249	10,137		
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$10.64	$10.21	$10.02					
Value at end of period	$11.13	$10.64	$10.21					
Number of accumulation units outstanding at end of period	71,590	66,818	23,801					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$10.43	$8.02	$13.54	$13.59	$12.04	$11.02		
Value at end of period	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04		
Number of accumulation units outstanding at end of period	10,118	11,782	15,641	16,042	11,441	5,179		
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	$10.92	
Value at end of period	$12.52	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	
Number of accumulation units outstanding at end of period	59,231	72,267	74,744	83,594	60,885	49,014	2,107	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$11.23	$9.29	$12.31	$12.07	$10.87	$10.34		
Value at end of period	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87		
Number of accumulation units outstanding at end of period	50,494	38,727	36,970	25,986	12,238	11,146		
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$10.58	$8.64	$12.91	$12.74	$11.13	$10.37		
Value at end of period	$11.75	$10.58	$8.64	$12.91	$12.74	$11.13		
Number of accumulation units outstanding at end of period	61,942	64,673	48,457	39,535	27,817	17,656		
ING WELLS FARGO HEALTH CARE PORTFOLIO								
(Fund first available during May 2004)								
Value at beginning of period	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92	$9.10	
Value at end of period	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92	
Number of accumulation units outstanding at end of period	126,568	121,233	154,642	149,840	140,305	58,095	1,602	
ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$7.81	$6.09	$9.95					
Value at end of period	$8.16	$7.81	$6.09					
Number of accumulation units outstanding at end of period	190,223	199,497	177,688					
INVESCO V.I. LEISURE FUND								
(Fund first available during May 2003)								
Value at beginning of period	$10.42	$7.95	$14.13	$14.43	$11.73	$11.24		
Value at end of period	$12.55	$10.42	$7.95	$14.13	$14.43	$11.73		
Number of accumulation units outstanding at end of period	755	781	786	953	4,406	4,579		
PROFUND VP BULL								
(Fund first available during May 2003)								
Value at beginning of period	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.33	
Value at end of period	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	
Number of accumulation units outstanding at end of period	420	416	700	1,236	964	1,602	1,119	

Empire Traditions

CFI 14

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
PROFUND VP EUROPE 30								
(Fund first available during May 2003)								
Value at beginning of period	$9.50	$7.27	$13.15	$11.62	$10.02	$9.23	$9.13	
Value at end of period	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	
Number of accumulation units outstanding at end of period	526	928	1,194	1,566	1,643	473	619	
PROFUND VP RISING RATES OPPORTUNITY								
(Fund first available during September 2003)								
Value at beginning of period	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.05	
Value at end of period	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	
Number of accumulation units outstanding at end of period	7,165	6,935	7,424	7,772	7,652	2,733	1,394	

Separate Account Annual Charges of 1.40%

	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$9.53	$7.85						
Value at end of period	$10.31	$9.53						
Number of accumulation units outstanding at end of period	1,227	1,227						
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$13.70	$10.26	$18.15	$15.69	$14.28	$12.42	$11.21	
Value at end of period	$15.79	$13.70	$10.26	$18.15	$15.69	$14.28	$12.42	
Number of accumulation units outstanding at end of period	7	7	1,600	2,097	1,786	11,110	1,231	
ING AMERICAN FUNDS BOND PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$9.78	$9.52						
Value at end of period	$10.23	$9.78						
Number of accumulation units outstanding at end of period	199	210						
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$11.28	$8.87						
Value at end of period	$12.33	$11.28						
Number of accumulation units outstanding at end of period	430	451						
ING AMERICAN FUNDS GROWTH PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$12.13	$8.87	$16.14	$14.65	$13.55	$11.89	$10.77	$10.00
Value at end of period	$14.12	$12.13	$8.87	$16.14	$14.65	$13.55	$11.89	$10.77
Number of accumulation units outstanding at end of period	63	63	9	204	10,146	22,148	5,860	571
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO								
(Fund first available during September 2003)								
Value at beginning of period	$17.73	$12.63	$22.26	$18.91	$16.21	$13.59	$11.62	$10.00
Value at end of period	$18.65	$17.73	$12.63	$22.26	$18.91	$16.21	$13.59	$11.62
Number of accumulation units outstanding at end of period	13	13	13	19	6,544	14,672	6,356	441

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING CLARION GOBAL REAL ESTATE PORTFOLIO								
(Fund first available during April 2007)								
Value at beginning of period	$9.49	$7.21	$12.45	$14.43				
Value at end of period	$10.85	$9.49	$7.21	$12.45				
Number of accumulation units outstanding at end of period	61	62	63	64				
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$8.89	$7.81						
Value at end of period	$9.82	$8.89						
Number of accumulation units outstanding at end of period	1,162	1,162						
ING FRANKLIN INCOME PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$10.04	$7.21						
Value at end of period	$11.18	$10.04						
Number of accumulation units outstanding at end of period	258	258						
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$7.83	$7.03						
Value at end of period	$8.55	$7.83						
Number of accumulation units outstanding at end of period	1,291	1,291						
ING INDEX PLUS LARGECAP PORTFOLIO								
Value at beginning of period	$8.82	$7.27	$11.78	$11.40				
Value at end of period	$9.88	8.823	$7.27	$11.78				
Number of accumulation units outstanding at end of period	117	118	118	400				
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Fund first available during April 2006)								
Value at beginning of period	$12.15	$9.90	$15.13	$16.41				
Value at end of period	$14.67	$12.15	$9.90	$15.13				
Number of accumulation units outstanding at end of period	92	92	490	567				
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$10.64	$9.70	$10.77	$10.81				
Value at end of period	$11.49	$10.64	$9.70	$10.77				
Number of accumulation units outstanding at end of period	0	0	304	776				
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$7.62	$7.02						
Value at end of period	$8.09	$7.62						
Number of accumulation units outstanding at end of period	270	285						
ING JANUS CONTRARIAN PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$12.81	$9.52	$18.92	$16.57				
Value at end of period	$14.39	$12.81	$9.52	$18.92				
Number of accumulation units outstanding at end of period	23	23	24	2,066				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Fund first available during May 2005)								
Value at beginning of period	$20.40	$12.06	$25.10	$18.38				
Value at end of period	$24.20	$20.40	$12.06	$25.10				
Number of accumulation units outstanding at end of period	14	14	986	1,889				

Empire Traditions

CFI 16

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Fund first available during May 2003)								
Value at beginning of period	$14.17	$11.44	$17.32	$17.17	$14.94	$13.97	$11.75	$10.00
Value at end of period	$17.18	$14.17	$11.44	$17.32	$17.17	$14.94	$13.97	$11.75
Number of accumulation units outstanding at end of period	90	90	90	90	90	182	91	91
ING LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$12.54							
Value at end of period	$13.93							
Number of accumulation units outstanding at end of period	12							
ING LIQUID ASSETS PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$16.94	$17.12	$16.95	$16.88				
Value at end of period	$16.70	$16.94	$17.12	$16.95				
Number of accumulation units outstanding at end of period	12,326	16,817	20,124	393				
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Fund first available during September 2005)								
Value at beginning of period	$12.19	$8.99	$18.05	$15.18	$12.42	$11.22		
Value at end of period	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42		
Number of accumulation units outstanding at end of period	230	231	231	2,188	2,925	26,238		
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$24.79	$23.32						
Value at end of period	$26.85	$24.79						
Number of accumulation units outstanding at end of period	181	191						
ING MFS UTILITIES PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$14.85	$11.34	$18.46	$18.38				
Value at end of period	$16.64	$14.85	$11.34	$18.46				
Number of accumulation units outstanding at end of period	0	10	11	11				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$12.34	$9.31						
Value at end of period	$13.85	$12.34						
Number of accumulation units outstanding at end of period	81	81						
ING PIMCO TOTAL RETURN BOND PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$17.57	$15.57	$15.54					
Value at end of period	$18.66	$17.57	$15.57					
Number of accumulation units outstanding at end of period	399	399	3,439					
ING PIONEER MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$10.22	$8.13						
Value at end of period	$11.88	$10.22						
Number of accumulation units outstanding at end of period	62	62						
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$8.45	$6.32						
Value at end of period	$10.40	$8.45						
Number of accumulation units outstanding at end of period	79	79						

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$12.02	$9.55						
Value at end of period	$13.51	$12.02						
Number of accumulation units outstanding at end of period	1,038	1,039						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$10.69	$8.24						
Value at end of period	$12.11	$10.69						
Number of accumulation units outstanding at end of period	61	61						
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$10.62	$10.22						
Value at end of period	$11.08	$10.62						
Number of accumulation units outstanding at end of period	615	615						
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$7.79	$6.08	$10.06					
Value at end of period	$8.13	$7.79	$6.08					
Number of accumulation units outstanding at end of period	0	0	84					

Separate Account Annual Charges of 1.45%

	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$9.52	$7.99	$10.16				
Value at end of period	$10.30	$9.52	$7.99				
Number of accumulation units outstanding at end of period	215,309	185,825	101,667				
COLUMBIA SMALL CAP VALUE FUND VS							
(Fund first available during May 2005)							
Value at beginning of period	$11.19	$9.08	$12.83	$13.36	$11.36	$10.73	
Value at end of period	$13.95	$11.19	$9.08	$12.83	$13.36	$11.36	
Number of accumulation units outstanding at end of period	22,374	23,272	24,220	25,078	25,963	14,166	
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.43	$9.31	$16.49	$14.26	$12.99	$11.30	$11.14
Value at end of period	$14.32	$12.43	$9.31	$16.49	$14.26	$12.99	$11.30
Number of accumulation units outstanding at end of period	401,627	424,963	438,608	216,995	136,022	35,137	1,345
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.66	$7.55	$13.39	$13.42	$11.35	$10.91	$9.83
Value at end of period	$10.94	$9.66	$7.55	$13.39	$13.42	$11.35	$10.91
Number of accumulation units outstanding at end of period	83,307	89,699	97,342	110,859	73,025	20,862	264

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$8.74	$7.19	$10.16				
Value at end of period	$9.64	$8.74	$7.19				
Number of accumulation units outstanding at end of period	160,626	153,384	67,518				
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$9.77	$8.84	$9.91				
Value at end of period	$10.22	$9.77	$8.84				
Number of accumulation units outstanding at end of period	234,733	219,928	131,457				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$10.30	$8.01	$13.14	$12.76	$11.30	$10.89	$10.21
Value at end of period	$11.25	$10.30	$8.01	$13.14	$12.76	$11.30	$10.89
Number of accumulation units outstanding at end of period	740,602	760,314	689,190	502,005	370,765	142,343	2,440
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.46	$8.38	$15.26	$13.86	$12.83	$11.26	$10.41
Value at end of period	$13.33	$11.46	$8.38	$15.26	$13.86	$12.83	$11.26
Number of accumulation units outstanding at end of period	982,877	1,020,815	994,914	685,178	478,920	125,911	224
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$14.97	$10.67	$18.82	$16.00	$13.71	$11.51	$10.55
Value at end of period	$15.74	$14.97	$10.67	$18.82	$16.00	$13.71	$11.51
Number of accumulation units outstanding at end of period	505,028	527,477	447,504	288,858	202,623	74,022	16
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$14.03	$11.38					
Value at end of period	$15.58	$14.03					
Number of accumulation units outstanding at end of period	15,922	12,305					
ING ARTIO FOREIGN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.08	$11.04	$19.87	$17.32	$13.60	$12.35	
Value at end of period	$13.77	$13.08	$11.04	$19.87	$17.32	$13.60	
Number of accumulation units outstanding at end of period	295,084	299,210	307,199	206,533	133,411	35,544	
ING BALANCED PORTFOLIO							
Value at beginning of period	$9.01	$7.68	$10.87	$10.48			
Value at end of period	$10.10	$9.01	$7.68	$10.87			
Number of accumulation units outstanding at end of period	1,522	1,347	2,067	2,098			
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.08	$7.56	$13.07	$12.50	$11.00	$10.50	
Value at end of period	$12.57	$10.08	$7.56	$13.07	$12.50	$11.00	
Number of accumulation units outstanding at end of period	291,671	284,428	238,972	163,994	96,579	20,800	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$10.58	$10.00					
Value at end of period	$11.00	$10.58					
Number of accumulation units outstanding at end of period	71,439	50,010					

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.95	$7.76	$12.91	$12.28	$11.63	$10.73	
Value at end of period	$11.12	$9.95	$7.76	$12.91	$12.28	$11.63	
Number of accumulation units outstanding at end of period	74,340	73,468	51,777	19,472	14,068	9,551	
ING BLACKROCK LARGE CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.34	$8.40	$13.18	$12.82	$11.18	$10.67	
Value at end of period	$10.22	$9.34	$8.40	$13.18	$12.82	$11.18	
Number of accumulation units outstanding at end of period	13,222	13,237	12,707	13,709	11,863	5,202	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$9.78	$6.50	$9.99				
Value at end of period	$11.38	$9.78	$6.50				
Number of accumulation units outstanding at end of period	189,671	107,712	85,040				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO							
(Fund first available during May 2006)							
Value at beginning of period	$9.47	$7.20	$12.44	$13.62	$11.12		
Value at end of period	$10.83	$9.47	$7.20	$12.44	$13.62		
Number of accumulation units outstanding at end of period	70,394	76,459	65,350	42,985	7,839		
ING CLARION REAL ESTATE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$12.19	$9.10	$15.02	$18.53	$13.66	$11.29	
Value at end of period	$15.37	$12.19	$9.10	$15.02	$18.53	$13.66	
Number of accumulation units outstanding at end of period	64,593	68,152	76,435	87,466	72,278	28,640	
ING COLUMBIA SMALL CAP VALUE PORTFOLIO							
(Fund first available during May 2006)							
Value at beginning of period	$8.14	$6.63	$10.20	$10.05	$9.81		
Value at end of period	$10.05	$8.14	$6.63	$10.20	$10.05		
Number of accumulation units outstanding at end of period	95,624	101,684	90,622	47,062	18,899		
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$8.87	$6.84	$11.42	$11.12	$9.88		
Value at end of period	$9.79	$8.87	$6.84	$11.42	$11.12		
Number of accumulation units outstanding at end of period	267,720	272,723	257,659	200,129	114,294		
ING DFA WORLD EQUITY PORTFOLIO							
(Funds were first received in this option during October 2007)							
Value at beginning of period	$6.70	$5.58	$9.94	$10.53			
Value at end of period	$8.24	$6.70	$5.58	$9.94			
Number of accumulation units outstanding at end of period	61,700	64,999	62,523	16,629			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$12.30	$8.96	$14.95	$13.25	$12.01	$10.66	
Value at end of period	$15.56	$12.30	$8.96	$14.95	$13.25	$12.01	
Number of accumulation units outstanding at end of period	149,505	149,935	128,285	104,376	53,451	15,156	
ING FRANKLIN INCOME PORTFOLIO							
(Fund first available during June 2006)							
Value at beginning of period	$10.02	$7.70	$11.05	$10.92	$9.94		
Value at end of period	$11.16	$10.02	$7.70	$11.05	$10.92		
Number of accumulation units outstanding at end of period	180,630	183,595	191,170	109,295	58,794		

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING FRANKLIN MUTUAL SHARES PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.09	$7.29	$11.88	$12.42			
Value at end of period	$9.99	$9.09	$7.29	$11.88			
Number of accumulation units outstanding at end of period	91,358	88,290	89,133	55,250			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$7.82	$6.09	$9.60	$10.10			
Value at end of period	$8.53	$7.82	$6.09	$9.60			
Number of accumulation units outstanding at end of period	456,413	447,305	425,218	284,068			
ING GLOBAL RESOURCES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$16.56	$12.22	$21.02	$16.01	$13.38	$11.07	
Value at end of period	$19.86	$16.56	$12.22	$21.02	$16.01	$13.38	
Number of accumulation units outstanding at end of period	172,717	185,729	180,127	117,097	69,609	6,864	
ING GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$7.82	$6.10	$9.95	$9.83			
Value at end of period	$8.77	$7.82	$6.10	$9.95			
Number of accumulation units outstanding at end of period	115,127	111,076	24,504	117			
ING HANG SENG INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.96	$12.44					
Value at end of period	$13.73	$12.96					
Number of accumulation units outstanding at end of period	16,713	11,901					
ING INDEX PLUS LARGECAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.89	$8.16	$13.23	$12.81	$11.38	$10.98	$10.94
Value at end of period	$11.08	$9.89	$8.16	$13.23	$12.81	$11.38	$10.98
Number of accumulation units outstanding at end of period	109,968	111,442	130,727	120,196	56,998	48,122	1,371
ING INDEX PLUS MIDCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.06	$8.54	$13.91	$13.41	$12.47	$11.42	$10.21
Value at end of period	$13.25	$11.06	$8.54	$13.91	$13.41	$12.47	$11.42
Number of accumulation units outstanding at end of period	128,495	137,088	145,962	144,001	117,795	49,449	3,081
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.26	$8.36	$12.79	$13.88	$12.41	$11.73	$10.32
Value at end of period	$12.38	$10.26	$8.36	$12.79	$13.88	$12.41	$11.73
Number of accumulation units outstanding at end of period	125,755	132,274	139,820	138,114	85,488	47,961	2,843
ING INTERMEDIATE BOND PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.62	$9.68	$10.76	$10.33	$10.10	$10.08	
Value at end of period	$11.46	$10.62	$9.68	$10.76	$10.33	$10.10	
Number of accumulation units outstanding at end of period	300,243	217,376	192,435	124,919	63,522	21,449	
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$7.62	$6.06	$10.51				
Value at end of period	$8.08	$7.62	$6.06				
Number of accumulation units outstanding at end of period	49,548	46,792	9,412				

CFI 21

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING JANUS CONTRARIAN PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$13.23	$9.84	$19.58	$16.43	$13.55	$11.82	
Value at end of period	$14.87	$13.23	$9.84	$19.58	$16.43	$13.55	
Number of accumulation units outstanding at end of period	101,303	113,355	131,642	82,206	15,002	7,787	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$20.35	$12.04	$25.06	$18.37	$13.72	$10.95	
Value at end of period	$24.13	$20.35	$12.04	$25.06	$18.37	$13.72	
Number of accumulation units outstanding at end of period	137,081	150,142	158,066	103,410	42,834	6,112	
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.32	$9.14	$13.85	$13.74	$11.96	$11.50	
Value at end of period	$13.72	$11.32	$9.14	$13.85	$13.74	$11.96	
Number of accumulation units outstanding at end of period	18,748	20,518	9,416	4,884	4,997	5,388	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.68	$9.31	$13.48	$13.92	$12.11	$11.23	
Value at end of period	$14.59	$11.68	$9.31	$13.48	$13.92	$12.11	
Number of accumulation units outstanding at end of period	116,865	117,618	109,824	117,760	96,529	33,494	
ING LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$13.26	$9.45	$13.23	$12.02	$11.56	$10.17	
Value at end of period	$14.93	$13.26	$9.45	$13.23	$12.02	$11.56	
Number of accumulation units outstanding at end of period	55,398	42,350	9,266	2,541	1,666	2,084	
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$9.87	$7.59	$12.70	$13.13	$12.11	$10.49	
Value at end of period	$12.08	$9.87	$7.59	$12.70	$13.13	$12.11	
Number of accumulation units outstanding at end of period	37,650	37,383	37,344	24,701	18,897	15,673	
ING LIQUID ASSETS PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.78	$10.91	$10.80	$10.44	$10.13	$10.01	
Value at end of period	$10.63	$10.78	$10.91	$10.80	$10.44	$10.13	
Number of accumulation units outstanding at end of period	461,354	447,413	572,999	535,916	117,705	127,891	
ING LORD ABBETT GROWTH AND INCOME PORTFOLIO (CLASS S)							
(Fund first available during March 2006)							
Value at beginning of period	$9.80	$8.37	$13.40	$13.05	$11.99		
Value at end of period	$11.32	$9.80	$8.37	$13.40	$13.05		
Number of accumulation units outstanding at end of period	11,523	11,644	11,804	11,869	9,941		
ING MARSICO GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.67	$8.39	$14.26	$12.68	$12.26	$10.83	
Value at end of period	$12.60	$10.67	$8.39	$14.26	$12.68	$12.26	
Number of accumulation units outstanding at end of period	209,961	148,997	143,262	134,618	110,823	20,150	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$12.16	$8.97	$18.03	$15.17	$12.41	$10.10	
Value at end of period	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	
Number of accumulation units outstanding at end of period	60,440	64,814	63,984	39,485	13,670	9,405	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING MFS TOTAL RETURN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.96	$9.43	$12.33	$12.03	$10.90	$10.75	$10.10
Value at end of period	$11.87	$10.96	$9.43	$12.33	$12.03	$10.90	$10.75
Number of accumulation units outstanding at end of period	124,203	118,834	119,316	91,597	73,391	50,510	270
ING MFS UTILITIES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$14.81	$11.32	$18.44	$14.69	$11.39	$10.14	
Value at end of period	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39	
Number of accumulation units outstanding at end of period	150,324	156,574	152,192	92,698	57,566	14,119	
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$9.00	$6.47	$10.06				
Value at end of period	$11.52	$9.00	$6.47				
Number of accumulation units outstanding at end of period	99,884	85,291	84,002				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$12.31	$9.69	$13.76	$12.73	$10.65	$10.17	
Value at end of period	$13.81	$12.31	$9.69	$13.76	$12.73	$10.65	
Number of accumulation units outstanding at end of period	50,260	96,622	50,112	58,143	34,264	22,841	
ING MORGAN STANLEY GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$12.34	$10.57					
Value at end of period	$13.09	$12.34					
Number of accumulation units outstanding at end of period	4,318	4,396					
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$13.40	$10.91					
Value at end of period	$15.05	$13.40					
Number of accumulation units outstanding at end of period	12,920	15,130					
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Fund first available during May 2003)							
Value at beginning of period	$11.86	$8.62	$14.65	$13.95	$12.00	$10.06	
Value at end of period	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00	
Number of accumulation units outstanding at end of period	4,363	2,943	3,124	3,095	3,457	5,989	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)							
(Fund first available during May 2003)							
Value at beginning of period	$12.75	$9.29	$15.83	$15.11	$13.03	$11.11	
Value at end of period	$14.55	$12.75	$9.29	$15.83	$15.11	$13.03	
Number of accumulation units outstanding at end of period	104,997	112,932	125,344	106,431	80,397	22,381	
ING PIMCO HIGH YIELD PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.22	$8.98	$11.76	$11.60	$10.80	$10.38	
Value at end of period	$14.88	$13.22	$8.98	$11.76	$11.60	$10.80	
Number of accumulation units outstanding at end of period	109,485	105,900	129,112	113,011	75,897	33,091	
ING PIMCO TOTAL RETURN BOND PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.10	$11.61	$11.31	$10.53	$10.24	$10.14	$10.03
Value at end of period	$13.90	$13.10	$11.61	$11.31	$10.53	$10.24	$10.14
Number of accumulation units outstanding at end of period	788,650	692,813	604,821	84,218	57,446	39,356	2,181

CFI 23

	2010	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO (CLASS S)							
(Fund first available during September 2005)							
Value at beginning of period	$10.29	$8.41	$13.08	$12.63	$10.98	$10.66	
Value at end of period	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98	
Number of accumulation units outstanding at end of period	8,421	7,536	6,776	5,874	776	392	
ING PIONEER MID CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.19	$8.27	$12.54	$12.06	$10.89	$10.14	
Value at end of period	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89	
Number of accumulation units outstanding at end of period	203,285	265,095	203,910	173,972	124,247	32,914	
ING RETIREMENT CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$8.31	$8.25					
Value at end of period	$8.84	$8.31					
Number of accumulation units outstanding at end of period	51,960	27,962					
ING RETIREMENT GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.37	$9.22					
Value at end of period	$10.31	$9.37					
Number of accumulation units outstanding at end of period	2,923,138	3,167,564					
ING RETIREMENT MODERATE GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.63	$9.49					
Value at end of period	$10.54	$9.63					
Number of accumulation units outstanding at end of period	2,248,047	2,411,511					
ING RETIREMENT MODERATE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.86	$9.75					
Value at end of period	$10.64	$9.86					
Number of accumulation units outstanding at end of period	958,680	973,278					
ING RUSSELL ™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.68	$10.84					
Value at end of period	$14.06	$12.68					
Number of accumulation units outstanding at end of period	6,868	6,237					
ING RUSSELL ™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$8.16	$6.71	$10.25				
Value at end of period	$9.01	$8.16	$6.71				
Number of accumulation units outstanding at end of period	139,431	141,700	20,816				
ING RUSSELL ™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during June 2009)							
Value at beginning of period	$12.51	$10.82					
Value at end of period	$13.70	$12.51					
Number of accumulation units outstanding at end of period	25,237	19,791					
ING RUSSELL ™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during June 2009)							
Value at beginning of period	$12.99	$10.83					
Value at end of period	$16.11	$12.99					
Number of accumulation units outstanding at end of period	86,963	89,782					

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ MID CAP INDEX PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$8.44	$6.13	$10.75				
Value at end of period	$10.39	$8.44	$6.13				
Number of accumulation units outstanding at end of period	35,195	30,501	12,198				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$8.68	$6.97	$10.32				
Value at end of period	$10.78	$8.68	$6.97				
Number of accumulation units outstanding at end of period	35,045	32,837	17,996				
ING SMALLCAP OPPORTUNITIES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.92	$9.25	$14.35	$13.26	$11.98	$10.81	
Value at end of period	$15.51	$11.92	$9.25	$14.35	$13.26	$11.98	
Number of accumulation units outstanding at end of period	8,920	10,053	10,347	11,539	12,240	4,186	
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.96	$7.15	$10.48				
Value at end of period	$10.95	$8.96	$7.15				
Number of accumulation units outstanding at end of period	24,374	82,969	9,211				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.99	$9.13	$12.78	$12.42	$11.00	$10.52	
Value at end of period	$13.47	$11.99	$9.13	$12.78	$12.42	$11.00	
Number of accumulation units outstanding at end of period	493,393	499,062	483,336	286,314	206,508	28,588	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.50	$8.53	$13.46	$13.25	$11.29	$11.02	$10.23
Value at end of period	$11.90	$10.50	$8.53	$13.46	$13.25	$11.29	$11.02
Number of accumulation units outstanding at end of period	138,071	125,884	109,114	50,188	35,019	30,296	196
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during August 2007)							
Value at beginning of period	$8.12	$5.78	$10.17	$9.64			
Value at end of period	$9.33	$8.12	$5.78	$10.17			
Number of accumulation units outstanding at end of period	150,971	204,483	58,691	6,290			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Fund first available during June 2006)							
Value at beginning of period	$9.65	$7.43	$12.70	$11.18	$9.31		
Value at end of period	$10.33	$9.65	$7.43	$12.70	$11.18		
Number of accumulation units outstanding at end of period	256,438	187,735	184,557	36,677	4,598		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)							
(Fund first available during May 2005)							
Value at beginning of period	$10.80	$8.29	$13.94	$13.81	$11.49	$10.66	
Value at end of period	$11.47	$10.80	$8.29	$13.94	$13.81	$11.49	
Number of accumulation units outstanding at end of period	84,467	83,214	82,347	56,459	19,474	2,400	
ING THORNBURG VALUE PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.60	$8.13	$13.69	$12.95	$11.25	$10.40	
Value at end of period	$12.73	$11.60	$8.13	$13.69	$12.95	$11.25	
Number of accumulation units outstanding at end of period	0	0	0	80	352	81	

Empire Traditions

CFI 25

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.61	$10.20	$10.01				
Value at end of period	$11.07	$10.61	$10.20				
Number of accumulation units outstanding at end of period	101,780	107,574	62,689				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.28	$7.93	$13.41	$13.48	$11.97	$10.86	
Value at end of period	$11.45	$10.28	$7.93	$13.41	$13.48	$11.97	
Number of accumulation units outstanding at end of period	13,606	15,446	18,311	19,127	17,226	14,395	
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.91	$7.82	$12.50	$12.98	$11.37	$11.15	$11.04
Value at end of period	$11.25	$9.91	$7.82	$12.50	$12.98	$11.37	$11.15
Number of accumulation units outstanding at end of period	84,540	151,844	88,036	72,279	66,407	35,581	2,038
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.12	$9.22	$12.24	$12.03	$10.86	$10.68	
Value at end of period	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86	
Number of accumulation units outstanding at end of period	86,075	21,416	14,339	4,964	2,548	1,179	
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.47	$8.58	$12.84	$12.70	$11.11	$10.39	
Value at end of period	$11.61	$10.47	$8.58	$12.84	$12.70	$11.11	
Number of accumulation units outstanding at end of period	59,663	56,910	35,636	28,275	20,255	4,381	
ING WELLS FARGO HEALTH CARE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$11.74	$9.92	$14.12	$13.20	$11.76	$10.80	$10.68
Value at end of period	$12.38	$11.74	$9.92	$14.12	$13.20	$11.76	$10.80
Number of accumulation units outstanding at end of period	114,721	115,638	110,626	38,166	22,788	10,895	1,405
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$7.78	$6.08	$9.67				
Value at end of period	$8.12	$7.78	$6.08				
Number of accumulation units outstanding at end of period	88,781	89,814	88,282				
INVESCO V.I. LEISURE FUND							
(Fund first available during May 2003)							
Value at beginning of period	$10.18	$7.78	$13.86	$14.18	$11.55	$11.04	
Value at end of period	$12.23	$10.18	$7.78	$13.86	$14.18	$11.55	
Number of accumulation units outstanding at end of period	199	147	148	149	766	772	
PROFUND VP BULL							
(Fund first available during May 2003)							
Value at beginning of period	$9.47	$7.73	$12.59	$12.33	$11.01	$10.20	
Value at end of period	$10.51	$9.47	$7.73	$12.59	$12.33	$11.01	
Number of accumulation units outstanding at end of period	534	523	492	499	721	297	
PROFUND VP EUROPE 30							
(Fund first available during May 2003)							
Value at beginning of period	$11.35	$8.71	$15.78	$13.98	$12.07	$10.76	
Value at end of period	$11.48	$11.35	$8.71	$15.78	$13.98	$12.07	
Number of accumulation units outstanding at end of period	1,636	1,622	1,634	1,600	1,378	1,392	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
PROFUND VP RISING RATES OPPORTUNITY							
(Fund first available during September 2003)							
Value at beginning of period	$6.92	$5.31	$8.69	$9.30	$8.57	$8.68	
Value at end of period	$5.73	$6.92	$5.31	$8.69	$9.30	$8.57	
Number of accumulation units outstanding at end of period	0	0	0	80	352	81	

Separate Account Annual Charges of 1.55%

	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$9.50	$7.98	$8.52				
Value at end of period	$10.27	$9.50	$7.98				
Number of accumulation units outstanding at end of period	0	0	837				
COLUMBIA SMALL CAP VALUE FUND VS							
(Fund first available during August 2005)							
Value at beginning of period	$11.14	$9.05	$12.80	$13.34	$11.35	$10.98	
Value at end of period	$13.87	$11.14	$9.05	$12.80	$13.34	$11.35	
Number of accumulation units outstanding at end of period	0	46	46	46	47	439	
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.53	$10.14	$17.98	$15.57	$14.19	$12.35	$10.90
Value at end of period	$15.57	$13.53	$10.14	$17.98	$15.57	$14.19	$12.35
Number of accumulation units outstanding at end of period	16,968	28,051	33,345	38,330	42,688	18,592	21,263
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.66	$7.55	$13.41	$13.45	$11.39	$10.96	$10.01
Value at end of period	$10.93	$9.66	$7.55	$13.41	$13.45	$11.39	$10.96
Number of accumulation units outstanding at end of period	18,022	27,319	32,298	40,313	43,227	61,281	68,041
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$9.76	$8.84	$8.64				
Value at end of period	$10.19	$9.76	$8.84				
Number of accumulation units outstanding at end of period	3,323	0	653				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.18	$8.70	$14.29	$13.89	$12.31	$11.87	$10.98
Value at end of period	$12.20	$11.18	$8.70	$14.29	$13.89	$12.31	$11.87
Number of accumulation units outstanding at end of period	5,249	8,788	9,775	8,684	7,152	8,190	9,381
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$12.01	$8.80	$16.04	$14.58	$13.50	$11.86	$10.77
Value at end of period	$13.97	$12.01	$8.80	$16.04	$14.58	$13.50	$11.86
Number of accumulation units outstanding at end of period	6,011	10,236	11,249	11,190	12,855	15,255	17,305

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$17.56	$12.53	$22.12	$18.82	$16.15	$13.56	$11.61
Value at end of period	$18.45	$17.56	$12.53	$22.12	$18.82	$16.15	$13.56
Number of accumulation units outstanding at end of period	2,600	2,789	2,939	3,868	3,358	3,657	3,680
ING ARTIO FOREIGN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.41	$11.33	$20.41	$17.80	$13.99	$12.32	$10.97
Value at end of period	$14.11	$13.41	$11.33	$20.41	$17.80	$13.99	$12.32
Number of accumulation units outstanding at end of period	1,260	2,089	2,436	2,325	4,438	4,669	5,691
ING BALANCED PORTFOLIO							
Value at beginning of period	$8.98	$7.66	$10.85	$10.47			
Value at end of period	$10.05	$8.98	$7.66	$10.85			
Number of accumulation units outstanding at end of period	2,775	4,361	4,303	4,374			
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Fund first available during December 2005)							
Value at beginning of period	$10.03	$7.54	$13.03	$12.47	$10.99	$11.20	
Value at end of period	$12.50	$10.03	$7.54	$13.03	$12.47	$10.99	
Number of accumulation units outstanding at end of period	0	552	664	112	569	39	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO							
(Funds were first received in this option during May 2010)							
Value at beginning of period	$10.90						
Value at end of period	$10.98						
Number of accumulation units outstanding at end of period	5,288						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.91	$7.73	$12.88	$12.26	$11.62	$10.89	
Value at end of period	$11.06	$9.91	$7.73	$12.88	$12.26	$11.62	
Number of accumulation units outstanding at end of period	471	471	473	474	126	101	
ING CLARION GLOBAL REAL ESTATE PORTFOLIO							
(Fund first available during June 2006)							
Value at beginning of period	$9.44	$7.18	$12.42	$13.61	$11.01		
Value at end of period	$10.78	$9.44	$7.18	$12.42	$13.61		
Number of accumulation units outstanding at end of period	221	221	222	222	674		
ING CLARION REAL ESTATE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$14.20	$10.61	$17.53	$21.65	$15.97	$13.89	$11.57
Value at end of period	$17.89	$14.20	$10.61	$17.53	$21.65	$15.97	$13.89
Number of accumulation units outstanding at end of period	256	256	256	256	308	529	640
ING COLUMBIA SMALL CAP VALUE PORTFOLIO							
(Fund first available during December 2006)							
Value at beginning of period	$8.11	$6.61	$10.18	$10.04	$10.10		
Value at end of period	$10.01	$8.11	$6.61	$10.18	$10.04		
Number of accumulation units outstanding at end of period	0	0	563	321	590		
ING DFA WORLD EQUITY PORTFOLIO							
(Funds were first received in this option during January 2008)							
Value at beginning of period	$6.68	$5.57	$9.01				
Value at end of period	$8.21	$6.68	$5.57				
Number of accumulation units outstanding at end of period	0	0	656				

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$12.24	$8.93	$14.91	$13.23	$12.00	$11.20	
Value at end of period	$15.47	$12.24	$8.93	$14.91	$13.23	$12.00	
Number of accumulation units outstanding at end of period	0	618	618	618	839	215	
ING FRANKLIN INCOME PORTFOLIO							
(Fund first available during November 2006)							
Value at beginning of period	$9.99	$7.68	$11.03	$10.91	$10.75		
Value at end of period	$11.11	$9.99	$7.68	$11.03	$10.91		
Number of accumulation units outstanding at end of period	4,705	6,655	4,975	2,532	1,087		
ING FRANKLIN MUTUAL SHARES PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.06	$7.27	$11.87	$12.68			
Value at end of period	$9.95	$9.06	$7.27	$11.87			
Number of accumulation units outstanding at end of period	613	3,012	2,968	2,598			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$7.80	$5.31	$9.60	$10.13			
Value at end of period	$8.50	$7.80	$6.08	$9.60			
Number of accumulation units outstanding at end of period	3,274	3,271	0	698			
ING GLOBAL RESOURCES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$16.49	$12.18	$20.97	$15.98	$13.37	$11.68	
Value at end of period	$19.75	$16.49	$12.18	$20.97	$15.98	$13.37	
Number of accumulation units outstanding at end of period	0	2,757	1,269	1,834	364	207	
ING GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$7.80	$7.10					
Value at end of period	$8.74	$7.80					
Number of accumulation units outstanding at end of period	4,072	1,773					
ING INDEX PLUS LARGECAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$8.71	$7.19	$11.67	$11.31	$10.05	$9.71	$8.95
Value at end of period	$9.74	$8.71	$7.19	$11.67	$11.31	$10.05	$9.71
Number of accumulation units outstanding at end of period	4,825	6,691	7,388	7,569	8,161	9,343	12,634
ING INDEX PLUS MIDCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.26	$9.47	$15.45	$14.91	$13.88	$12.72	$11.10
Value at end of period	$14.68	$12.26	$9.47	$15.45	$14.91	$13.88	$12.72
Number of accumulation units outstanding at end of period	5,612	7,239	7,724	9,373	10,691	13,571	16,319
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.00	$9.79	$14.99	$16.28	$14.57	$13.78	$11.50
Value at end of period	$14.47	$12.00	$9.79	$14.99	$16.28	$14.57	$13.78
Number of accumulation units outstanding at end of period	6,930	9,270	9,696	11,405	12,575	14,278	15,134
ING INTERMEDIATE BOND PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$10.57	$9.65	$10.73	$10.31	$10.07		
Value at end of period	$11.40	$10.57	$9.65	$10.73	$10.31		
Number of accumulation units outstanding at end of period	2,813	0	0	1,575	2,632		

Empire Traditions

CFI 29

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$7.60	$7.02					
Value at end of period	$8.06	$7.60					
Number of accumulation units outstanding at end of period	83	83					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$20.26	$11.99	$25.00	$18.34	$15.15		
Value at end of period	$23.99	$20.26	$11.99	$25.00	$18.34		
Number of accumulation units outstanding at end of period	240	1,504	2,430	3,774	1,858		
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$14.01	$11.32	$17.18	$17.05	$14.86	$13.91	$11.72
Value at end of period	$16.96	$14.01	$11.32	$17.18	$17.05	$14.86	$13.91
Number of accumulation units outstanding at end of period	2,828	4,233	5,562	5,625	5,688	5,765	5,866
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.60	$10.05	$14.57	$15.05	$13.11	$12.84	$10.36
Value at end of period	$15.72	$12.60	$10.05	$14.57	$15.05	$13.11	$12.84
Number of accumulation units outstanding at end of period	535	1,422	1,446	1,608	1,648	2,535	2,162
ING LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$12.26	$8.74	$12.25	$11.15	$10.73	$10.47	
Value at end of period	$13.79	$12.26	$8.74	$12.25	$11.15	$10.73	
Number of accumulation units outstanding at end of period	465	461	490	524	519	510	
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$10.35	$7.97	$13.34	$13.81	$12.75	$11.65	$10.81
Value at end of period	$12.65	$10.35	$7.97	$13.34	$13.81	$12.75	$11.65
Number of accumulation units outstanding at end of period	1,180	1,674	1,673	1,679	1,679	1,877	1,836
ING LIQUID ASSETS PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$16.40	$16.61	$16.47	$15.93	$15.46	$15.28	$15.38
Value at end of period	$16.15	$16.40	$16.61	$16.47	$15.93	$15.46	$15.28
Number of accumulation units outstanding at end of period	90,427	260,898	196,907	68,449	8,272	8,026	2,064
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$10.41	$8.19	$13.95	$12.77			
Value at end of period	$12.28	$10.41	$8.19	$13.95			
Number of accumulation units outstanding at end of period	55	55	237	474			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Fund first available during September 2005)							
Value at beginning of period	$12.11	$8.94	$17.98	$15.15	$12.40	$11.21	
Value at end of period	$13.56	$12.11	$8.94	$17.98	$15.15	$12.40	
Number of accumulation units outstanding at end of period	1,458	1,642	1,699	1,830	1,601	1,710	
ING MFS TOTAL RETURN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$24.24	$20.88	$27.32	$26.68	$24.21	$23.89	$21.84
Value at end of period	$26.22	$24.24	$20.88	$27.32	$26.68	$24.21	$23.89
Number of accumulation units outstanding at end of period	5,841	11,830	13,742	14,655	14,847	16,011	16,599

	2010	2009	2008	2007	2006	2005	2004
ING MFS UTILITIES PORTFOLIO							
(Fund first available during September 2005)							
Value at beginning of period	$14.75	$11.28	$18.39	$14.66	$11.39	$11.41	
Value at end of period	$16.50	$14.75	$11.28	$18.39	$14.66	$11.39	
Number of accumulation units outstanding at end of period	1,915	4,921	4,966	3,652	4,079	3,823	
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO							
(Fund first available during December 2006)							
Value at beginning of period	$12.25	$9.65	$13.73	$12.71	$12.55		
Value at end of period	$13.74	$12.25	$9.65	$13.73	$12.71		
Number of accumulation units outstanding at end of period	0	0	0	0	475		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Fund first available during May 2003)							
Value at beginning of period	$11.80	$8.59	$14.62	$13.93	$11.99	$10.06	
Value at end of period	$13.49	$11.80	$8.59	$14.62	$13.93	$11.99	
Number of accumulation units outstanding at end of period	1,722	2,216	2,272	2,215	2,232	2,988	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)							
(Fund first available during February 2006)							
Value at beginning of period	$13.27	$9.67	$16.50	$15.76	$14.23		
Value at end of period	$15.12	$13.27	$9.67	$16.50	$15.76		
Number of accumulation units outstanding at end of period	10,132	14,568	16,629	21,252	28,687		
ING PIMCO HIGH YIELD PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.53	$9.20	$12.06	$11.91	$11.10	$10.81	$10.00
Value at end of period	$15.22	$13.53	$9.20	$12.06	$11.91	$11.10	$10.81
Number of accumulation units outstanding at end of period	2,759	6,539	7,103	7,811	7,815	8,675	8,034
ING PIMCO TOTAL RETURN BOND PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$17.18	$15.25	$14.86	$13.85	$13.48	$13.37	$12.94
Value at end of period	$18.22	$17.18	$15.25	$14.86	$13.85	$13.48	$13.37
Number of accumulation units outstanding at end of period	13,428	26,263	14,030	18,117	10,675	10,875	14,478
ING PIONEER FUND PORTFOLIO (CLASS S)							
(Fund first available during September 2005)							
Value at beginning of period	$10.25	$8.38	$13.04	$12.61	$10.97	$10.65	
Value at end of period	$11.69	$10.25	$8.38	$13.04	$12.61	$10.97	
Number of accumulation units outstanding at end of period	0	25	25	26	26	26	
ING PIONEER MID CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.15	$8.24	$12.51	$12.04	$10.89	$10.89	
Value at end of period	$11.78	$10.15	$8.24	$12.51	$12.04	$10.89	
Number of accumulation units outstanding at end of period	138	230	338	138	459	138	
ING RETIREMENT CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$8.31	$8.25					
Value at end of period	$8.83	$8.31					
Number of accumulation units outstanding at end of period	0	6,389					
ING RETIREMENT GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.37	$9.22					
Value at end of period	$10.30	$9.37					
Number of accumulation units outstanding at end of period	5,505	6,515					

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT MODERATE GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.63	$9.49					
Value at end of period	$10.52	$9.63					
Number of accumulation units outstanding at end of period	3,468	39,718					
ING RETIREMENT MODERATE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.86	$9.75					
Value at end of period	$10.63	$9.86					
Number of accumulation units outstanding at end of period	14,822	25,879					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.68	$10.84					
Value at end of period	$14.04	$12.68					
Number of accumulation units outstanding at end of period	715	4,218					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$8.15	$6.95					
Value at end of period	$8.99	$8.15					
Number of accumulation units outstanding at end of period	10,189	13,056					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.50	$10.64					
Value at end of period	$13.67	$12.50					
Number of accumulation units outstanding at end of period	2,413	4,538					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.98	$11.56					
Value at end of period	$16.09	$12.98					
Number of accumulation units outstanding at end of period	0	801					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$8.66	$6.96	$10.04				
Value at end of period	$10.75	$8.66	$6.96				
Number of accumulation units outstanding at end of period	0	2,217	2,218				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.94	$9.10	$12.75	$12.40	$10.99	$10.73	
Value at end of period	$13.40	$11.94	$9.10	$12.75	$12.40	$10.99	
Number of accumulation units outstanding at end of period	0	5,610	6,119	6,128	5,234	225	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.60	$8.61	$13.60	$13.41	$11.44	$11.18	$10.63
Value at end of period	$12.00	$10.60	$8.61	$13.60	$13.41	$11.44	$11.18
Number of accumulation units outstanding at end of period	0	975	976	889	923	38	107
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$9.62	$7.41	$12.67	$12.10			
Value at end of period	$10.28	$9.62	$7.41	$12.67			
Number of accumulation units outstanding at end of period	27,841	36,734	42,257	26,467			

	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$10.75	$8.26	$13.90	$14.44			
Value at end of period	$11.41	$10.75	$8.26	$13.90			
Number of accumulation units outstanding at end of period	11,042	14,557	16,839	22,384			
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$10.59	$10.19	$9.98				
Value at end of period	$11.04	$10.59	$10.19				
Number of accumulation units outstanding at end of period	4,313	5,988	4,532				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$10.25	$7.91	$13.40	$13.48	$12.07		
Value at end of period	$11.40	$10.25	$7.91	$13.40	$13.48		
Number of accumulation units outstanding at end of period	146	147	149	150	151		
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.77	$8.51	$13.60	$14.14	$12.40	$12.17	$10.59
Value at end of period	$12.20	$10.77	$8.51	$13.60	$14.14	$12.40	$12.17
Number of accumulation units outstanding at end of period	634	6,688	8,116	8,197	8,250	8,435	8,289
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$11.07	$9.19	$11.77				
Value at end of period	$12.21	$11.07	$9.19				
Number of accumulation units outstanding at end of period	362	2,023	3,024				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Fund first available during November 2006)							
Value at beginning of period	$10.43	$8.54	$12.81	$12.68	$12.40		
Value at end of period	$11.55	$10.43	$8.54	$12.81	$12.68		
Number of accumulation units outstanding at end of period	0	1,029	1,030	941	942		
ING WELLS FARGO HEALTH CARE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.70	$9.05	$12.89	$12.06	$10.76	$9.90	$9.89
Value at end of period	$11.27	$10.70	$9.05	$12.89	$12.06	$10.76	$9.90
Number of accumulation units outstanding at end of period	1,372	4,099	4,060	4,236	4,348	3,739	2,030
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during January 2008)							
Value at beginning of period	$7.76	$6.07	$9.95				
Value at end of period	$8.09	$7.76	$6.07				
Number of accumulation units outstanding at end of period	0	0	932				
PROFUND VP EUROPE 30							
(Fund first available during May 2003)							
Value at beginning of period	$9.26	$7.11	$12.89	$11.43	$9.88	$9.28	$8.51
Value at end of period	$9.35	$9.26	$7.11	$12.89	$11.43	$9.88	$9.28
Number of accumulation units outstanding at end of period	238	237	237	244	244	244	244

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.60%

	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$9.50	$7.98	$9.88				
Value at end of period	$10.26	$9.50	$7.98				
Number of accumulation units outstanding at end of period	6,410	6,324	3,490				
COLUMBIA SMALL CAP VALUE FUND VS							
(Fund first available during September 2005)							
Value at beginning of period	$11.11	$9.03	$12.78	$13.33	$11.35	$11.13	
Value at end of period	$13.82	$11.11	$9.03	$12.78	$13.33	$11.35	
Number of accumulation units outstanding at end of period	772	670	640	982	1,148	1,433	
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.33	$9.25	$16.40	$14.21	$12.96	$11.29	$10.52
Value at end of period	$14.19	$12.33	$9.25	$16.40	$14.21	$12.96	$11.29
Number of accumulation units outstanding at end of period	21,324	23,804	26,280	17,784	17,689	7,002	224
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.58	$7.50	$13.32	$13.37	$11.33	$10.83	
Value at end of period	$10.84	$9.58	$7.50	$13.32	$13.37	$11.33	
Number of accumulation units outstanding at end of period	5,862	6,140	6,210	6,495	6,922	2,749	
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$9.07						
Value at end of period	$9.60						
Number of accumulation units outstanding at end of period	7,011						
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during November 2008)							
Value at beginning of period	$9.75	$8.83	$8.63				
Value at end of period	$10.17	$9.75	$8.83				
Number of accumulation units outstanding at end of period	14,830	13,907	381				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$10.22	$7.95	$13.08	$12.72	$11.28	$10.88	$10.05
Value at end of period	$11.15	$10.22	$7.95	$13.08	$12.72	$11.28	$10.88
Number of accumulation units outstanding at end of period	40,011	41,875	43,327	36,828	25,241	11,387	1,493
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.36	$8.33	$15.19	$13.81	$12.80	$11.25	$10.28
Value at end of period	$13.20	$11.36	$8.33	$15.19	$13.81	$12.80	$11.25
Number of accumulation units outstanding at end of period	36,079	37,646	41,612	36,627	30,630	13,796	1,946
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$14.85	$10.60	$18.73	$15.94	$13.69	$11.34	
Value at end of period	$15.59	$14.85	$10.60	$18.73	$15.94	$13.69	
Number of accumulation units outstanding at end of period	21,114	21,970	25,259	20,259	18,232	4,493	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$14.01	$11.32					
Value at end of period	$15.53	$14.01					
Number of accumulation units outstanding at end of period	3,423	2,412					
ING ARTIO FOREIGN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.98	$10.97	$19.77	$17.25	$13.57	$11.96	$10.43
Value at end of period	$13.64	$12.98	$10.97	$19.77	$17.25	$13.57	$11.96
Number of accumulation units outstanding at end of period	6,442	8,122	9,399	8,783	9,013	7,306	245
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.01	$7.52	$13.01	$12.46	$10.99	$10.74	
Value at end of period	$12.46	$10.01	$7.52	$13.01	$12.46	$10.99	
Number of accumulation units outstanding at end of period	9,618	13,745	9,460	8,210	6,547	6,304	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.88	$7.71	$12.86	$13.36			
Value at end of period	$11.03	$9.88	$7.71	$12.86			
Number of accumulation units outstanding at end of period	141	117	722	1,539			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$9.75	$6.49	$9.99				
Value at end of period	$11.34	$9.75	$6.49				
Number of accumulation units outstanding at end of period	14,891	12,144	5,610				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO							
(Fund first available during September 2006)							
Value at beginning of period	$9.42	$7.17	$12.41	$13.61	$11.86		
Value at end of period	$10.75	$9.42	$7.17	$12.41	$13.61		
Number of accumulation units outstanding at end of period	9,330	9,965	11,264	11,108	514		
ING CLARION REAL ESTATE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$12.09	$9.04	$14.95	$18.46	$13.63	$11.63	
Value at end of period	$15.22	$12.09	$9.04	$14.95	$18.46	$13.63	
Number of accumulation units outstanding at end of period	7,197	7,825	8,539	9,277	14,384	3,358	
ING COLUMBIA LARGE CAP VALUE PORTFOLIO							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$8.10	$6.60	$10.17	$9.99			
Value at end of period	$9.98	$8.10	$6.60	$10.17			
Number of accumulation units outstanding at end of period	683	2,648	2,699	2,303			
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Fund first available during December 2006)							
Value at beginning of period	$8.81	$6.80	$11.38	$11.10	$11.01		
Value at end of period	$9.72	$8.81	$6.80	$11.38	$11.10		
Number of accumulation units outstanding at end of period	811	784	653	545	545		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$12.21	$8.91	$14.89	$13.21	$12.00	$11.46	
Value at end of period	$15.42	$12.21	$8.91	$14.89	$13.21	$12.00	
Number of accumulation units outstanding at end of period	5,895	4,115	2,701	2,718	11,106	1,890	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING FRANKLIN INCOME PORTFOLIO							
(Fund first available during July 2006)							
Value at beginning of period	$9.97	$7.67	$11.02	$10.91	$10.09		
Value at end of period	$11.08	$9.97	$7.67	$11.02	$10.91		
Number of accumulation units outstanding at end of period	10,636	11,594	9,984	8,586	377		
ING FRANKLIN MUTUAL SHARES PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.05	$7.27	$11.87	$12.76			
Value at end of period	$9.93	$9.05	$7.27	$11.87			
Number of accumulation units outstanding at end of period	8,049	8,621	8,051	7,106			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$7.78	$6.07	$9.59	$10.08			
Value at end of period	$8.48	$7.78	$6.07	$9.59			
Number of accumulation units outstanding at end of period	33,719	31,558	31,638	11,065			
ING GLOBAL RESOURCES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$16.45	$12.15	$20.94	$15.97	$13.36	$10.95	
Value at end of period	$19.69	$16.45	$12.15	$20.94	$15.97	$13.36	
Number of accumulation units outstanding at end of period	10,767	11,879	13,105	11,491	6,805	1,405	
ING GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$7.79	$7.10					
Value at end of period	$8.73	$7.79					
Number of accumulation units outstanding at end of period	109	109					
ING HANG SENG INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.94	$12.08					
Value at end of period	$13.70	$12.94					
Number of accumulation units outstanding at end of period	4,005	2,490					
ING INDEX PLUS LARGECAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.81	$8.11	$13.16	$12.77	$11.35	$10.82	
Value at end of period	$10.97	$9.81	$8.11	$13.16	$12.77	$11.35	
Number of accumulation units outstanding at end of period	66	206	565	980	1,032	1,014	
ING INDEX PLUS MIDCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.97	$8.48	$13.84	$13.37	$12.45	$11.41	$10.44
Value at end of period	$13.13	$10.97	$8.48	$13.84	$13.37	$12.45	$11.41
Number of accumulation units outstanding at end of period	2,358	2,899	3,609	4,212	3,880	3,109	119
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.18	$8.31	$12.73	$13.83	$12.39	$12.01	
Value at end of period	$12.27	$10.18	$8.31	$12.73	$13.83	$12.39	
Number of accumulation units outstanding at end of period	2,719	2,984	3,358	3,843	3,468	2,246	
ING INTERMEDIATE BOND PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.54	$9.63	$10.71	$10.30	$10.09	$10.13	
Value at end of period	$11.36	$10.54	$9.63	$10.71	$10.30	$10.09	
Number of accumulation units outstanding at end of period	51,676	19,733	30,952	9,085	8,593	346	

Empire Traditions

	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$7.60	$7.02					
Value at end of period	$8.04	$7.60					
Number of accumulation units outstanding at end of period	372	376					
ING JANUS CONTRARIAN PORTFOLIO							
(Fund first available during December 2006)							
Value at beginning of period	$13.13	$9.78	$19.48	$16.38	$16.33		
Value at end of period	$14.72	$13.13	$9.78	$19.48	$16.38		
Number of accumulation units outstanding at end of period	8,947	9,020	9,305	10,007	367		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$20.20	$11.97	$24.96	$18.32	$13.71	$10.97	
Value at end of period	$23.92	$20.20	$11.97	$24.96	$18.32	$13.71	
Number of accumulation units outstanding at end of period	20,888	22,036	21,524	22,839	11,012	2,248	
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.23	$9.08	$13.78	$13.69	$11.94	$11.59	
Value at end of period	$13.59	$11.23	$9.08	$13.78	$13.69	$11.94	
Number of accumulation units outstanding at end of period	2,732	3,271	3,206	3,186	3,380	2,826	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.59	$9.25	$13.41	$13.87	$12.08	$11.84	$10.73
Value at end of period	$14.45	$11.59	$9.25	$13.41	$13.87	$12.08	$11.84
Number of accumulation units outstanding at end of period	5,625	3,946	3,233	3,573	2,630	1,248	90
ING LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.15	$9.38	$13.16	$11.98	$11.53	$10.63	
Value at end of period	$14.79	$13.15	$9.38	$13.16	$11.98	$11.53	
Number of accumulation units outstanding at end of period	3,620	0	0	0	507	22	
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$9.79	$7.54	$12.63	$13.08	$12.09	$12.04	
Value at end of period	$11.96	$9.79	$7.54	$12.63	$13.08	$12.09	
Number of accumulation units outstanding at end of period	491	491	491	2,258	1,359	2,922	
ING LIQUID ASSETS PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.69	$10.83	$10.75	$10.41	$10.10	$10.01	
Value at end of period	$10.52	$10.69	$10.83	$10.75	$10.41	$10.10	
Number of accumulation units outstanding at end of period	27,044	24,235	29,543	23,791	19,590	1,930	
ING LORD ABBETT GROWTH AND INCOME PORTFOLIO (CLASS S)							
(Fund first available during September 2003)							
Value at beginning of period	$9.72	$8.32	$13.33	$13.01	$11.24	$10.27	
Value at end of period	$11.21	$9.72	$8.32	$13.33	$13.01	$11.24	
Number of accumulation units outstanding at end of period	3,311	3,369	3,108	3,294	3,160	3,069	
ING MARSICO GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.58	$8.33	$14.19	$12.63	$12.23	$10.77	
Value at end of period	$12.47	$10.58	$8.33	$14.19	$12.63	$12.23	
Number of accumulation units outstanding at end of period	4,485	4,226	3,862	3,624	3,653	5,915	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Fund first available during September 2005)							
Value at beginning of period	$12.08	$8.92	$17.95	$15.13	$12.40	$11.21	
Value at end of period	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40	
Number of accumulation units outstanding at end of period	7,758	5,334	11,909	10,671	11,949	3,147	
ING MFS TOTAL RETURN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.87	$9.37	$12.26	$11.98	$10.88	$10.74	$10.14
Value at end of period	$11.75	$10.87	$9.37	$12.26	$11.98	$10.88	$10.74
Number of accumulation units outstanding at end of period	11,139	12,415	17,160	17,675	8,263	7,898	1,480
ING MFS UTILITIES PORTFOLIO							
(Fund first available during September 2005)							
Value at beginning of period	$14.71	$11.26	$18.36	$14.65	$11.38	$11.48	
Value at end of period	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38	
Number of accumulation units outstanding at end of period	10,042	10,695	12,239	11,316	19,478	945	
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$8.97	$6.47	$10.05				
Value at end of period	$11.48	$8.97	$6.47				
Number of accumulation units outstanding at end of period	1,627	667	908				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$12.22	$9.63	$13.71	$12.96			
Value at end of period	$13.69	$12.22	$9.63	$13.71			
Number of accumulation units outstanding at end of period	49	307	239	2,537			
ING MORGAN STANLEY GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$12.32	$12.02					
Value at end of period	$13.05	$12.32					
Number of accumulation units outstanding at end of period	0	562					
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO							
(Funds were first received in this option during January 2010)							
Value at beginning of period	$13.70						
Value at end of period	$15.01						
Number of accumulation units outstanding at end of period	566						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Fund first available during May 2003)							
Value at beginning of period	$11.77	$8.57	$14.59	$13.92	$11.99	$10.06	
Value at end of period	$13.44	$11.77	$8.57	$14.59	$13.92	$11.99	
Number of accumulation units outstanding at end of period	0	0	799	787	716	220	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)							
(Fund first available during May 2003)							
Value at beginning of period	$12.65	$9.23	$15.75	$15.05	$13.01	$11.62	
Value at end of period	$14.41	$12.65	$9.23	$15.75	$15.05	$13.01	
Number of accumulation units outstanding at end of period	5,555	5,851	9,447	8,710	2,617	3,799	
ING PIMCO HIGH YIELD PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.11	$8.92	$11.70	$11.56	$10.78	$10.50	$10.18
Value at end of period	$14.74	$13.11	$8.92	$11.70	$11.56	$10.78	$10.50
Number of accumulation units outstanding at end of period	7,455	7,043	7,690	8,392	5,090	436	68

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN BOND PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.99	$11.54	$11.25	$10.49	$10.22	$10.26	
Value at end of period	$13.77	$12.99	$11.54	$11.25	$10.49	$10.22	
Number of accumulation units outstanding at end of period	22,888	24,521	36,066	21,204	10,522	3,730	
ING PIONEER FUND PORTFOLIO (CLASS S)							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$10.22	$8.37	$12.25				
Value at end of period	$11.65	$10.22	$8.37				
Number of accumulation units outstanding at end of period	0	0	491				
ING PIONEER MID CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.12	$8.22	$12.49	$12.03	$10.88	$10.72	
Value at end of period	$11.75	$10.12	$8.22	$12.49	$12.03	$10.88	
Number of accumulation units outstanding at end of period	1,094	2,420	2,595	1,656	2,395	2,342	
ING RETIREMENT CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$8.31	$8.25					
Value at end of period	$8.82	$8.31					
Number of accumulation units outstanding at end of period	0	51,223					
ING RETIREMENT GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.37	$9.21					
Value at end of period	$10.29	$9.37					
Number of accumulation units outstanding at end of period	86,630	97,314					
ING RETIREMENT MODERATE GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.63	$9.49					
Value at end of period	$10.52	$9.63					
Number of accumulation units outstanding at end of period	205,476	212,960					
ING RETIREMENT MODERATE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.86	$9.75					
Value at end of period	$10.62	$9.86					
Number of accumulation units outstanding at end of period	60,356	93,972					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.67	$10.84					
Value at end of period	$14.02	$12.67					
Number of accumulation units outstanding at end of period	526	532					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$8.14	$6.94					
Value at end of period	$8.97	$8.14					
Number of accumulation units outstanding at end of period	8,506	8,880					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.49	$10.64					
Value at end of period	$13.66	$12.49					
Number of accumulation units outstanding at end of period	4,136	4,035					

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.98	$11.56					
Value at end of period	$16.07	$12.98					
Number of accumulation units outstanding at end of period	1,988	1,931					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$8.66	$6.67					
Value at end of period	$10.74	$8.66					
Number of accumulation units outstanding at end of period	0	7,258					
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during November 2008)							
Value at beginning of period	$8.94	$7.14	$7.21				
Value at end of period	$10.91	$8.94	$7.14				
Number of accumulation units outstanding at end of period	0	4,481	375				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.90	$9.08	$12.73	$12.39	$10.98	$10.45	
Value at end of period	$13.36	$11.90	$9.08	$12.73	$12.39	$10.98	
Number of accumulation units outstanding at end of period	23,208	26,649	26,541	16,953	13,760	5,445	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.42	$8.47	$13.39	$13.20	$11.27	$10.63	
Value at end of period	$11.78	$10.42	$8.47	$13.39	$13.20	$11.27	
Number of accumulation units outstanding at end of period	9,627	15,239	12,121	11,227	11,229	9,574	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$8.09	$5.76	$10.16	$10.10			
Value at end of period	$9.28	$8.09	$5.76	$10.16			
Number of accumulation units outstanding at end of period	4,515	1,431	896	871			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Fund first available during November 2006)							
Value at beginning of period	$9.60	$7.40	$12.66	$11.17	$10.42		
Value at end of period	$10.26	$9.60	$7.40	$12.66	$11.17		
Number of accumulation units outstanding at end of period	6,164	6,643	6,691	2,006	1,055		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)							
(Fund first available during March 2006)							
Value at beginning of period	$10.73	$8.24	$13.88	$13.78	$12.11		
Value at end of period	$11.37	$10.73	$8.24	$13.88	$13.78		
Number of accumulation units outstanding at end of period	4,828	4,647	7,640	4,264	2,990		
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during October 2008)							
Value at beginning of period	$10.58	$10.19	$9.71				
Value at end of period	$11.02	$10.58	$10.19				
Number of accumulation units outstanding at end of period	728	685	114				
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.83	$7.77	$12.44	$12.93	$11.34	$11.14	$10.40
Value at end of period	$11.14	$9.83	$7.77	$12.44	$12.93	$11.34	$11.14
Number of accumulation units outstanding at end of period	13,264	12,975	9,704	9,365	5,255	6,100	174

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.04	$9.17	$12.19	$12.00	$10.84	$10.65	
Value at end of period	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84	
Number of accumulation units outstanding at end of period	2,339	1,933	1,898	2,132	2,852	1,378	
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.40	$8.53	$12.79	$12.67	$11.10	$10.42	
Value at end of period	$11.51	$10.40	$8.53	$12.79	$12.67	$11.10	
Number of accumulation units outstanding at end of period	2,567	2,861	2,822	1,234	1,265	1,317	
ING WELLS FARGO HEALTH CARE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$11.65	$9.86	$14.04	$13.15	$11.73	$10.79	
Value at end of period	$12.26	$11.65	$9.86	$14.04	$13.15	$11.73	
Number of accumulation units outstanding at end of period	733	735	2,245	3,505	484	484	
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$7.76	$6.07	$9.83				
Value at end of period	$8.08	$7.76	$6.07				
Number of accumulation units outstanding at end of period	427	3,732	3,795				
PROFUND VP EUROPE 30							
(Fund first available during September 2006)							
Value at beginning of period	$11.26	$8.65	$15.70	$13.93	$12.53	$11.32	$11.32
Value at end of period	$11.37	$11.26	$8.65	$15.70	$13.93	$12.53	$11.32
Number of accumulation units outstanding at end of period	0	0	0	0	413	0	18,775
PROFUND VP RISING RATES OPPORTUNITY							
(Fund first available during September 2006)							
Value at beginning of period	$6.86	$5.28	$8.64	$9.27	$9.17		
Value at end of period	$5.67	$6.86	$5.28	$8.64	$9.27		
Number of accumulation units outstanding at end of period	0	1,480	1,576	1,531	1,329		

Separate Account Annual Charges of 1.75%

	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$9.47	$7.97	$9.91				
Value at end of period	$10.22	$9.47	$7.97				
Number of accumulation units outstanding at end of period	33,720	26,799	17,124				
COLUMBIA SMALL CAP VALUE FUND VS							
(Fund first available during September 2005)							
Value at beginning of period	$11.03	$8.98	$12.73	$13.30	$11.34	$11.27	
Value at end of period	$13.71	$11.03	$8.98	$12.73	$13.30	$11.34	
Number of accumulation units outstanding at end of period	985	1,899	1,923	2,069	1,950	4,020	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.30	$9.99	$17.74	$15.40	$14.06	$12.27	$10.84
Value at end of period	$15.28	$13.30	$9.99	$17.74	$15.40	$14.06	$12.27
Number of accumulation units outstanding at end of period	138,622	156,811	175,122	116,527	113,409	46,372	16,055
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.49	$7.44	$13.24	$13.30	$11.29	$10.88	$9.96
Value at end of period	$10.72	$9.49	$7.44	$13.24	$13.30	$11.29	$10.88
Number of accumulation units outstanding at end of period	69,842	82,046	98,655	113,026	114,112	102,475	44,415
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.69	$7.17	$10.13				
Value at end of period	$9.57	$8.69	$7.17				
Number of accumulation units outstanding at end of period	5,659	6,647	4,521				
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$9.72	$8.82	$9.83				
Value at end of period	$10.13	$9.72	$8.82				
Number of accumulation units outstanding at end of period	66,285	63,146	49,468				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.04	$8.60	$14.17	$13.80	$12.25	$11.84	$10.98
Value at end of period	$12.02	$11.04	$8.60	$14.17	$13.80	$12.25	$11.84
Number of accumulation units outstanding at end of period	145,375	153,410	164,440	96,833	67,764	57,095	42,363
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.86	$8.70	$15.90	$14.48	$13.44	$11.83	$10.76
Value at end of period	$13.76	$11.86	$8.70	$15.90	$14.48	$13.44	$11.83
Number of accumulation units outstanding at end of period	178,591	195,447	203,234	95,510	54,853	46,983	30,615
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$17.34	$12.40	$21.93	$18.69	$16.07	$13.53	$11.60
Value at end of period	$18.17	$17.34	$12.40	$21.93	$18.69	$16.07	$13.53
Number of accumulation units outstanding at end of period	59,770	63,082	74,084	39,951	28,257	27,231	14,401
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$13.99	$12.51					
Value at end of period	$15.49	$13.99					
Number of accumulation units outstanding at end of period	918	547					
ING ARTIO FOREIGN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$8.91	$7.62	$10.82	$10.46			
Value at end of period	$9.96	$8.91	$7.62	$10.82			
Number of accumulation units outstanding at end of period	203	1,993	1,867	2,457			
ING BALANCED PORTFOLIO							
Value at beginning of period	$9.94	$7.48	$12.96	$12.43	$10.98	$10.72	
Value at end of period	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98	
Number of accumulation units outstanding at end of period	14,431	14,473	13,823	5,301	2,137	719	

Empire Traditions CFI 42

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Fund first available during September 2005)							
Value at beginning of period	$9.94	$7.48	$12.96	$12.43	$10.98	$10.72	
Value at end of period	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98	
Number of accumulation units outstanding at end of period	14,431	14,473	13,823	5,301	2,137	719	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$10.56	$9.99					
Value at end of period	$10.94	$10.56					
Number of accumulation units outstanding at end of period	32,224	22,268					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.81	$7.67	$12.81	$12.21	$11.60	$11.19	
Value at end of period	$10.94	$9.81	$7.67	$12.81	$12.21	$11.60	
Number of accumulation units outstanding at end of period	13,485	17,939	21,325	4,553	3,152	3,081	
ING BLACKROCK LARGE CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.21	$8.31	$13.07	$12.76	$11.16	$11.00	
Value at end of period	$10.05	$9.21	$8.31	$13.07	$12.76	$11.16	
Number of accumulation units outstanding at end of period	2,942	2,879	2,453	2,550	1,838	751	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$9.73	$6.49	$9.99				
Value at end of period	$11.29	$9.73	$6.49				
Number of accumulation units outstanding at end of period	18,793	16,750	18,703				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO							
(Fund first available during December 2006)							
Value at beginning of period	$9.37	$7.14	$12.38	$13.59	$13.26		
Value at end of period	$10.68	$9.37	$7.14	$12.38	$13.59		
Number of accumulation units outstanding at end of period	16,079	16,979	23,960	18,188	6,795		
ING CLARION REAL ESTATE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87	$10.86
Value at end of period	$17.65	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87
Number of accumulation units outstanding at end of period	8,771	10,772	11,635	12,903	10,470	8,708	4,329
ING COLUMBIA SMALL CAP VALUE PORTFOLIO							
(Fund first available during May 2006)							
Value at beginning of period	$8.05	$6.57	$10.15	$10.03	$9.44		
Value at end of period	$9.91	$8.05	$6.57	$10.15	$10.03		
Number of accumulation units outstanding at end of period	6,381	6,745	6,368	5,007	1,307		
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$8.76	$6.77	$11.34	$11.08	$9.86		
Value at end of period	$9.65	$8.76	$6.77	$11.34	$11.08		
Number of accumulation units outstanding at end of period	36,976	37,350	38,967	7,422	3,323		
ING DFA WORLD EQUITY PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$6.65	$5.56	$9.05				
Value at end of period	$8.16	$6.65	$5.56				
Number of accumulation units outstanding at end of period	7,779	8,547	9,528				

CFI 43

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$12.13	$8.87	$14.83	$13.18	$11.99	$11.09	
Value at end of period	$15.29	$12.13	$8.87	$14.83	$13.18	$11.99	
Number of accumulation units outstanding at end of period	30,723	37,078	39,804	9,861	5,508	1,774	
ING FRANKLIN INCOME PORTFOLIO							
(Fund first available during December 2006)							
Value at beginning of period	$9.91	$7.64	$10.99	$10.90	$10.88		
Value at end of period	$11.00	$9.91	$7.64	$10.99	$10.90		
Number of accumulation units outstanding at end of period	90,606	90,356	89,829	68,290	10,294		
ING FRANKLIN MUTUAL SHARES PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$9.01	$7.25	$11.86	$12.69			
Value at end of period	$9.88	$9.01	$7.25	$11.86			
Number of accumulation units outstanding at end of period	33,194	33,702	39,063	16,600			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$7.75	$6.06	$9.58	$10.03			
Value at end of period	$8.44	$7.75	$6.06	$9.58			
Number of accumulation units outstanding at end of period	95,946	95,148	85,823	67,967			
ING GLOBAL RESOURCES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$16.33	$12.09	$20.85	$15.93	$13.35	$13.18	
Value at end of period	$19.52	$16.33	$12.09	$20.85	$15.93	$13.35	
Number of accumulation units outstanding at end of period	83,358	90,895	135,835	12,207	4,546	416	
ING GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$7.77	$6.08	$5.84				
Value at end of period	$8.69	$7.77	$6.08				
Number of accumulation units outstanding at end of period	25,328	21,523	1,117				
ING HANG SENG INDEX PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$12.93	$13.33					
Value at end of period	$13.66	$12.93					
Number of accumulation units outstanding at end of period	9	10					
ING INDEX PLUS LARGECAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$8.56	$7.08	$11.52	$11.19	$9.96	$9.64	$8.90
Value at end of period	$9.56	$8.56	$7.08	$11.52	$11.19	$9.96	$9.64
Number of accumulation units outstanding at end of period	12,719	15,752	16,265	19,475	19,376	16,141	9,183
ING INDEX PLUS MIDCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.05	$9.33	$15.25	$14.75	$13.75	$12.63	$11.05
Value at end of period	$14.40	$12.05	$9.33	$15.25	$14.75	$13.75	$12.63
Number of accumulation units outstanding at end of period	9,980	15,664	21,398	22,701	18,784	22,970	16,939
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.80	$9.64	$14.79	$16.10	$14.44	$13.69	$11.44
Value at end of period	$14.19	$11.80	$9.64	$14.79	$16.10	$14.44	$13.69
Number of accumulation units outstanding at end of period	19,652	22,653	26,984	28,177	23,049	31,178	22,926

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING INTERMEDIATE BOND PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$10.47	$9.58	$10.67	$10.27	$10.12		
Value at end of period	$11.27	$10.47	$9.58	$10.67	$10.27		
Number of accumulation units outstanding at end of period	52,876	48,960	41,886	14,737	13,225		
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$7.58	$4.74					
Value at end of period	$8.01	$7.58					
Number of accumulation units outstanding at end of period	15,403	14,631					
ING JANUS CONTRARIAN PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$12.55	$9.37	$18.68	$15.73	$13.01	$11.45	$11.01
Value at end of period	$14.06	$12.55	$9.37	$18.68	$15.73	$13.01	$11.45
Number of accumulation units outstanding at end of period	23,258	25,358	25,797	11,090	740	544	545
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$20.07	$11.90	$24.86	$18.27	$13.69	$10.83	
Value at end of period	$23.72	$20.07	$11.90	$24.86	$18.27	$13.69	
Number of accumulation units outstanding at end of period	34,299	35,609	46,737	12,968	7,145	2,294	
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.79	$11.17	$16.98	$16.89	$14.75	$13.84	$11.68
Value at end of period	$16.67	$13.79	$11.17	$16.98	$16.89	$14.75	$13.84
Number of accumulation units outstanding at end of period	15,153	14,199	12,691	12,523	13,748	16,332	12,188
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.40	$9.91	$14.40	$14.91	$13.01	$12.77	$10.74
Value at end of period	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$12.77
Number of accumulation units outstanding at end of period	14,163	14,549	12,694	7,752	10,286	8,103	1,982
ING LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$12.12	$8.66	$12.16	$11.09	$10.69	$10.44	
Value at end of period	$13.60	$12.12	$8.66	$12.16	$11.09	$10.69	
Number of accumulation units outstanding at end of period	1,452	1,532	831	1,002	106	107	
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$10.22	$7.88	$13.22	$13.72	$12.69	$11.62	$11.31
Value at end of period	$12.47	$10.22	$7.88	$13.22	$13.72	$12.69	$11.62
Number of accumulation units outstanding at end of period	3,906	6,079	6,099	5,120	3,434	3,150	2,601
ING LIQUID ASSETS PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$15.72	$15.95	$15.85	$15.37	$14.94	$14.80	$14.87
Value at end of period	$15.45	$15.72	$15.95	$15.85	$15.37	$14.94	$14.80
Number of accumulation units outstanding at end of period	282,724	467,470	465,880	284,764	25,705	30,531	18,611
ING MARSICO GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.29	$8.12	$13.84	$12.34	$11.97	$11.19	$9.92
Value at end of period	$12.12	$10.29	$8.12	$13.84	$12.34	$11.97	$11.19
Number of accumulation units outstanding at end of period	33,903	33,996	34,277	9,618	6,447	5,760	524

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Fund first available during July 2005)							
Value at beginning of period	$11.99	$8.87	$17.88	$15.10	$12.39	$10.36	
Value at end of period	$13.41	$11.99	$8.87	$17.88	$15.10	$12.39	
Number of accumulation units outstanding at end of period	21,325	23,888	29,419	12,279	7,923	7,995	
ING MFS TOTAL RETURN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$23.51	$20.29	$26.59	$26.03	$23.66	$23.40	$21.43
Value at end of period	$25.37	$23.51	$20.29	$26.59	$26.03	$23.66	$23.40
Number of accumulation units outstanding at end of period	29,557	30,370	32,917	31,987	27,932	28,026	15,923
ING MFS UTILITIES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$14.61	$11.19	$18.29	$14.61	$11.37	$10.57	
Value at end of period	$16.32	$14.61	$11.19	$18.29	$14.61	$11.37	
Number of accumulation units outstanding at end of period	33,174	36,176	40,914	20,630	11,383	14,002	
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2008)							
Value at beginning of period	$8.95	$6.46	$9.72				
Value at end of period	$11.43	$8.95	$6.46				
Number of accumulation units outstanding at end of period	1,696	1,704	1,738				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO							
(Fund first available during June 2006)							
Value at beginning of period	$12.14	$9.58	$13.65	$12.67	$10.98		
Value at end of period	$13.58	$12.14	$9.58	$13.65	$12.67		
Number of accumulation units outstanding at end of period	9,288	7,152	4,369	5,190	34		
ING MORGAN STANLEY GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO							
(Funds were first received in this option during October 2010)							
Value at beginning of period	$12.82						
Value at end of period	$13.02						
Number of accumulation units outstanding at end of period	241						
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO							
(Funds were first received in this option during December 2010)							
Value at beginning of period	$14.70						
Value at end of period	$14.97						
Number of accumulation units outstanding at end of period	732						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Fund first available during May 2003)							
Value at beginning of period	$11.69	$8.52	$14.54	$13.88	$11.98	$10.06	
Value at end of period	$13.33	$11.69	$8.52	$14.54	$13.88	$11.98	
Number of accumulation units outstanding at end of period	918	2,654	2,922	3,185	3,225	3,300	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)							
(Fund first available during May 2003)							
Value at beginning of period	$13.06	$9.54	$16.31	$15.61	$13.51	$12.14	$10.74
Value at end of period	$14.86	$13.06	$9.54	$16.31	$15.61	$13.51	$12.14
Number of accumulation units outstanding at end of period	56,903	68,485	79,077	76,580	92,843	18,655	2,249
ING PIMCO HIGH YIELD PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.38	$9.11	$11.97	$11.85	$11.07	$10.80	$10.00
Value at end of period	$15.02	$13.38	$9.11	$11.97	$11.85	$11.07	$10.80
Number of accumulation units outstanding at end of period	22,990	24,780	29,427	33,391	29,371	24,715	14,808

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN BOND PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$16.66	$14.82	$14.47	$13.51	$13.18	$13.09	$12.71
Value at end of period	$17.63	$16.66	$14.82	$14.47	$13.51	$13.18	$13.09
Number of accumulation units outstanding at end of period	150,586	175,930	128,707	42,625	29,043	27,791	16,547
ING PIONEER FUND PORTFOLIO (CLASS S)							
(Fund first available during September 2005)							
Value at beginning of period	$10.15	$8.32	$12.97	$12.57	$10.95	$10.64	
Value at end of period	$11.56	$10.15	$8.32	$12.97	$12.57	$10.95	
Number of accumulation units outstanding at end of period	3,922	188	853	2,494	2,254	1,354	
ING PIONEER MID CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.05	$8.18	$12.44	$12.00	$10.87	$10.63	
Value at end of period	$11.65	$10.05	$8.18	$12.44	$12.00	$10.87	
Number of accumulation units outstanding at end of period	26,321	27,247	28,956	14,042	14,665	10,960	
ING RETIREMENT CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$8.31	$8.33					
Value at end of period	$8.81	$8.31					
Number of accumulation units outstanding at end of period	15,948	12,369					
ING RETIREMENT GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.37	$9.21					
Value at end of period	$10.27	$9.37					
Number of accumulation units outstanding at end of period	304,281	328,694					
ING RETIREMENT MODERATE GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.62	$9.49					
Value at end of period	$10.50	$9.62					
Number of accumulation units outstanding at end of period	350,829	353,512					
ING RETIREMENT MODERATE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.85	$9.75					
Value at end of period	$10.61	$9.85					
Number of accumulation units outstanding at end of period	231,239	246,913					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.66	$10.83					
Value at end of period	$13.99	$12.66					
Number of accumulation units outstanding at end of period	10,938	10,982					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.12	$6.69	$10.04				
Value at end of period	$8.94	$8.12	$6.69				
Number of accumulation units outstanding at end of period	75,900	77,691	1,729				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.48	$10.63					
Value at end of period	$13.63	$12.48					
Number of accumulation units outstanding at end of period	6,949	8,871					

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.96	$11.55					
Value at end of period	$16.03	$12.96					
Number of accumulation units outstanding at end of period	19,851	21,184					
ING RUSSELL™ MID CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$8.40	$6.11	$9.36				
Value at end of period	$10.30	$8.40	$6.11				
Number of accumulation units outstanding at end of period	13,648	6,320	4,310				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$8.63	$6.95	$10.03				
Value at end of period	$10.69	$8.63	$6.95				
Number of accumulation units outstanding at end of period	4,560	4,130	2,245				
ING SMALLCAP OPPORTUNITIES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.75	$9.15	$14.24	$13.20	$11.95	$12.01	
Value at end of period	$15.25	$11.75	$9.15	$14.24	$13.20	$11.95	
Number of accumulation units outstanding at end of period	0	4	483	483	4	4	
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during August 2008)							
Value at beginning of period	$8.92	$7.13	$10.46				
Value at end of period	$10.86	$8.92	$7.13				
Number of accumulation units outstanding at end of period	11,717	9,616	8,988				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.82	$9.03	$12.68	$12.36	$10.97	$10.54	
Value at end of period	$13.25	$11.82	$9.03	$12.68	$12.36	$10.97	
Number of accumulation units outstanding at end of period	54,153	56,847	57,846	20,609	15,830	3,518	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.48	$8.53	$13.50	$13.34	$11.40	$11.16	$10.03
Value at end of period	$11.83	$10.48	$8.53	$13.50	$13.34	$11.40	$11.16
Number of accumulation units outstanding at end of period	44,644	46,061	45,746	33,210	41,437	36,317	17,573
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during January 2008)							
Value at beginning of period	$8.06	$5.75	$9.08				
Value at end of period	$9.23	$8.06	$5.75				
Number of accumulation units outstanding at end of period	1,327	1,377	1,771				
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Fund first available during June 2006)							
Value at beginning of period	$9.55	$7.37	$12.63	$11.16	$9.27		
Value at end of period	$10.19	$9.55	$7.37	$12.63	$11.16		
Number of accumulation units outstanding at end of period	161,981	180,249	197,568	101,442	22		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)							
(Fund first available during May 2005)							
Value at beginning of period	$10.65	$8.19	$13.83	$13.74	$11.47	$10.61	
Value at end of period	$11.28	$10.65	$8.19	$13.83	$13.74	$11.47	
Number of accumulation units outstanding at end of period	61,701	68,904	75,591	83,709	6,010	779	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING THORNBURG VALUE PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$8.66	$6.09	$10.28	$9.76	$8.50	$8.52	$8.02
Value at end of period	$9.48	$8.66	$6.09	$10.28	$9.76	$8.50	$8.52
Number of accumulation units outstanding at end of period	213	214	235	308	370	1,966	2,044
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$10.55	$10.17	$9.78				
Value at end of period	$10.98	$10.55	$10.17				
Number of accumulation units outstanding at end of period	40,785	40,997	16,431				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.13	$7.84	$13.30	$13.41	$11.94	$10.85	
Value at end of period	$11.25	$10.13	$7.84	$13.30	$13.41	$11.94	
Number of accumulation units outstanding at end of period	1,432	1,527	2,012	1,984	1,489	1,867	
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.60	$8.39	$13.45	$14.01	$12.30	$12.10	$10.55
Value at end of period	$11.99	$10.60	$8.39	$13.45	$14.01	$12.30	$12.10
Number of accumulation units outstanding at end of period	4,753	4,755	4,865	4,665	6,320	4,566	2,111
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.96	$9.12	$12.14	$11.97	$10.83	$10.64	
Value at end of period	$12.07	$10.96	$9.12	$12.14	$11.97	$10.83	
Number of accumulation units outstanding at end of period	24,891	26,682	26,994	8,804	8,794	6,628	
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.33	$8.48	$12.74	$12.64	$11.09	$10.87	
Value at end of period	$11.42	$10.33	$8.48	$12.74	$12.64	$11.09	
Number of accumulation units outstanding at end of period	11,377	12,327	10,945	7,776	4,601	791	
ING WELLS FARGO HEALTH CARE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.58	$8.97	$12.80	$12.00	$10.72	$9.88	$8.97
Value at end of period	$11.12	$10.58	$8.97	$12.80	$12.00	$10.72	$9.88
Number of accumulation units outstanding at end of period	11,611	14,048	23,335	13,018	11,716	11,260	1,230
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during January 2008)							
Value at beginning of period	$7.73	$6.06	$9.95				
Value at end of period	$8.05	$7.73	$6.06				
Number of accumulation units outstanding at end of period	33,387	68,411	70,654				
INVESCO V.I. LEISURE FUND							
(Fund first available during May 2003)							
Value at beginning of period	$10.03	$7.69	$13.74	$14.10	$11.51	$11.86	$10.64
Value at end of period	$12.01	$10.03	$7.69	$13.74	$14.10	$11.51	$11.86
Number of accumulation units outstanding at end of period	0	58	58	387	396	374	373
PROFUND VP BULL							
(Fund first available during May 2003)							
Value at beginning of period	$7.51	$6.14	$10.03	$9.86	$8.83	$8.75	$8.29
Value at end of period	$8.30	$7.51	$6.14	$10.03	$9.86	$8.83	$8.75
Number of accumulation units outstanding at end of period	86	682	683	1,354	2,561	2,452	2,451

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
PROFUND VP EUROPE 30							
(Fund first available during May 2003)							
Value at beginning of period	$9.09	$7.00	$12.72	$11.30	$9.78	$9.21	$8.68
Value at end of period	$9.17	$9.09	$7.00	$12.72	$11.30	$9.78	$9.21
Number of accumulation units outstanding at end of period	385	385	573	931	966	985	848
PROFUND VP RISING RATES OPPORTUNITY							
(Fund first available during September 2003)							
Value at beginning of period	$5.92	$4.55	$7.47	$8.02	$7.41	$8.19	$9.03
Value at end of period	$4.88	$5.92	$4.55	$7.47	$8.02	$7.41	$8.19
Number of accumulation units outstanding at end of period	2,617	2,787	2,850	3,677	3,305	3,253	1,230

Separate Account Annual Charges of 1.90%

	2010	2009	2008	2007	2006	2005	2004
COLUMBIA SMALL CAP VALUE FUND VS							
(Fund first available during November 2005)							
Value at beginning of period	$10.95	$8.93	$12.67	$13.26	$11.32	$11.24	
Value at end of period	$13.59	$10.95	$8.93	$12.67	$13.26	$11.32	
Number of accumulation units outstanding at end of period	0	174	174	174	174	174	
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during August 2008)							
Value at beginning of period	$13.13	$9.88	$14.77				
Value at end of period	$15.06	$13.13	$9.88				
Number of accumulation units outstanding at end of period	1,389	1,389	1,389				
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.37	$7.35	$13.11	$13.19	$11.21	$10.83	$9.92
Value at end of period	$10.57	$9.37	$7.35	$13.11	$13.19	$11.21	$10.83
Number of accumulation units outstanding at end of period	141	486	490	817	968	841	269
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$10.93	$8.53	$14.07	$13.73	$12.21	$11.82	$10.97
Value at end of period	$11.89	$10.93	$8.53	$14.07	$13.73	$12.21	$11.82
Number of accumulation units outstanding at end of period	6,572	8,688	8,939	8,059	6,230	5,943	4,853
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.75	$8.63	$15.80	$14.41	$13.39	$11.81	$10.75
Value at end of period	$13.61	$11.75	$8.63	$15.80	$14.41	$13.39	$11.81
Number of accumulation units outstanding at end of period	4,794	5,830	5,985	6,403	3,964	4,313	4,629
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$17.17	$12.30	$21.79	$18.60	$16.02	$13.50	$11.60
Value at end of period	$17.97	$17.17	$12.30	$21.79	$18.60	$16.02	$13.50
Number of accumulation units outstanding at end of period	1,046	1,825	1,894	1,467	643	758	455
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Fund first available during November 2005)							
Value at beginning of period	$9.87	$7.44	$12.91	$12.40	$10.97	$10.72	
Value at end of period	$12.25	$9.87	$7.44	$12.91	$12.40	$10.97	
Number of accumulation units outstanding at end of period	0	182	182	182	182	182	

CFI 50

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$9.70	$8.34					
Value at end of period	$11.25	$9.70					
Number of accumulation units outstanding at end of period	0	1,155					
ING FRANKLIN INCOME PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.86	$7.61	$10.97	$11.54			
Value at end of period	$10.92	$9.86	$7.61	$10.97			
Number of accumulation units outstanding at end of period	3,224	6,022	3,799	1,744			
ING FRANKLIN MUTUAL SHARES PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$8.98	$7.23	$11.85	$12.76			
Value at end of period	$9.82	$8.98	$7.23	$11.85			
Number of accumulation units outstanding at end of period	796	1,377	1,457	789			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$7.72	$6.04	$9.57	$10.19			
Value at end of period	$8.39	$7.72	$6.04	$9.57			
Number of accumulation units outstanding at end of period	2,901	2,901	3,100	2,883			
ING INDEX PLUS LARGECAP PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$8.45	$7.00	$11.40	$11.10	$10.14		
Value at end of period	$9.42	$8.45	$7.00	$11.40	$11.10		
Number of accumulation units outstanding at end of period	282	282	283	283	404		
ING INDEX PLUS MIDCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.90	$9.23	$15.10	$14.63	$13.66	$12.56	$11.33
Value at end of period	$14.19	$11.90	$9.23	$15.10	$14.63	$13.66	$12.56
Number of accumulation units outstanding at end of period	139	139	139	139	199	2,791	2,791
ING JANUS CONTRARIAN PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$12.45	$9.30	$18.58	$18.22			
Value at end of period	$13.92	$12.45	$9.30	$18.58			
Number of accumulation units outstanding at end of period	0	0	0	573			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$19.92	$11.84	$24.76	$18.23	$13.68	$12.54	
Value at end of period	$23.51	$19.92	$11.84	$24.76	$18.23	$13.68	
Number of accumulation units outstanding at end of period	0	155	155	156	156	156	
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.63	$11.06	$16.84	$16.77	$14.67	$13.78	$12.93
Value at end of period	$16.45	$13.63	$11.06	$16.84	$16.77	$14.67	$13.78
Number of accumulation units outstanding at end of period	1,270	1,271	1,271	1,270	1,271	1,271	1,630
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.26	$9.81	$14.28	$14.81	$12.94	$12.72	$10.80
Value at end of period	$15.24	$12.26	$9.81	$14.28	$14.81	$12.94	$12.72
Number of accumulation units outstanding at end of period	0	0	0	2,622	2,940	2,941	2,941

	2010	2009	2008	2007	2006	2005	2004
ING LIQUID ASSETS PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$15.23	$15.48	$15.40	$14.96	$14.56	$14.44	$14.57
Value at end of period	$14.94	$15.23	$15.48	$15.40	$14.96	$14.56	$14.44
Number of accumulation units outstanding at end of period	16,246	65,197	55,556	2,750	2,799	1,031	1,549
ING MARSICO GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.20	$8.06	$13.77	$12.29	$11.94	$11.53	
Value at end of period	$11.99	$10.20	$8.06	$13.77	$12.29	$11.94	
Number of accumulation units outstanding at end of period	0	169	169	169	169	169	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Fund first available during September 2005)							
Value at beginning of period	$11.91	$8.82	$17.81	$15.06	$12.38	$11.19	
Value at end of period	$13.29	$11.91	$8.82	$17.81	$15.06	$12.38	
Number of accumulation units outstanding at end of period	0	0	0	3,583	4,022	5,573	
ING MFS TOTAL RETURN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$22.97	$19.86	$26.07	$25.55	$23.26	$23.04	$21.14
Value at end of period	$24.75	$22.97	$19.86	$26.07	$25.55	$23.26	$23.04
Number of accumulation units outstanding at end of period	383	1,409	1,431	1,166	1,440	1,350	472
ING MFS UTILITIES PORTFOLIO							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$14.36						
Value at end of period	$16.18						
Number of accumulation units outstanding at end of period	659						
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$9.11						
Value at end of period	$11.39						
Number of accumulation units outstanding at end of period	974						
ING PIMCO HIGH YIELD PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$13.26	$9.05	$11.91	$11.80	$11.04	$10.78	$10.00
Value at end of period	$14.87	$13.26	$9.05	$11.91	$11.80	$11.04	$10.78
Number of accumulation units outstanding at end of period	350	888	888	1,987	2,129	2,129	1,526
ING PIMCO TOTAL RETURN BOND PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$16.28	$14.50	$14.18	$13.26	$12.96	$12.89	$12.53
Value at end of period	$17.20	$16.28	$14.50	$14.18	$13.26	$12.96	$12.89
Number of accumulation units outstanding at end of period	5,629	7,785	8,227	2,355	2,455	2,428	2,003
ING PIONEER MID CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.98	$8.13	$12.39	$11.97	$10.86	$10.34	
Value at end of period	$11.55	$9.98	$8.13	$12.39	$11.97	$10.86	
Number of accumulation units outstanding at end of period	0	189	189	936	189	189	
ING RETIREMENT GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.36	$9.21					
Value at end of period	$10.25	$9.36					
Number of accumulation units outstanding at end of period	0	10,212					

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT MODERATE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.85	$9.75					
Value at end of period	$10.59	$9.85					
Number of accumulation units outstanding at end of period	804	2,336					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.95	$11.55					
Value at end of period	$15.99	$12.95					
Number of accumulation units outstanding at end of period	0	124					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$8.61	$6.94	$10.03				
Value at end of period	$10.65	$8.61	$6.94				
Number of accumulation units outstanding at end of period	1,816	1,817	1,817				
ING SMALLCAP OPPORTUNITIES PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$11.67	$9.10	$14.18	$13.16	$12.96		
Value at end of period	$15.12	$11.67	$9.10	$14.18	$13.16		
Number of accumulation units outstanding at end of period	110	110	111	111	158		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$11.74	$10.55					
Value at end of period	$13.13	$11.74					
Number of accumulation units outstanding at end of period	1,994	2,200					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.39	$8.47	$13.43	$13.28	$11.37	$11.12	
Value at end of period	$11.72	$10.39	$8.47	$13.43	$13.28	$11.37	
Number of accumulation units outstanding at end of period	140	491	492	893	1,046	906	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$10.89	$9.07	$8.72				
Value at end of period	$11.97	$10.89	$9.07				
Number of accumulation units outstanding at end of period	812	898	994				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.25	$8.43	$12.68	$12.60	$11.07	$10.87	
Value at end of period	$11.32	$10.25	$8.43	$12.68	$12.60	$11.07	
Number of accumulation units outstanding at end of period	146	147	147	557	714	568	
PROFUND VP RISING RATES OPPORTUNITY							
(Fund first available during September 2003)							
Value at beginning of period	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$8.26
Value at end of period	$4.83	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17
Number of accumulation units outstanding at end of period	1,990	1,991	1,990	1,992	1,992	1,990	2,621

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.95%

	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$9.44	$7.96	$10.11				
Value at end of period	$10.16	$9.44	$7.96				
Number of accumulation units outstanding at end of period	46,773	57,180	50,907				
COLUMBIA SMALL CAP VALUE FUND VS							
(Fund first available during September 2005)							
Value at beginning of period	$10.92	$8.91	$12.65	$13.25	$11.32	$11.11	
Value at end of period	$13.55	$10.92	$8.91	$12.65	$13.25	$11.32	
Number of accumulation units outstanding at end of period	8,332	8,750	8,596	9,169	8,888	5,994	
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.10	$9.11	$16.21	$14.09	$12.90	$11.28	$10.45
Value at end of period	$13.87	$12.10	$9.11	$16.21	$14.09	$12.90	$11.28
Number of accumulation units outstanding at end of period	168,501	170,171	150,445	70,389	36,930	19,175	1,350
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.40	$7.38	$13.17	$13.26	$11.28	$10.89	$10.11
Value at end of period	$10.59	$9.40	$7.38	$13.17	$13.26	$11.28	$10.89
Number of accumulation units outstanding at end of period	15,433	17,999	18,282	16,244	13,861	13,897	1,969
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$8.66	$7.16	$10.01				
Value at end of period	$9.51	$8.66	$7.16				
Number of accumulation units outstanding at end of period	26,741	26,071	16,315				
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$9.68	$8.80	$9.97				
Value at end of period	$10.07	$9.68	$8.80				
Number of accumulation units outstanding at end of period	81,850	94,555	69,464				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$10.02	$7.83	$12.92	$12.61	$11.22	$10.87	$10.13
Value at end of period	$10.90	$10.02	$7.83	$12.92	$12.61	$11.22	$10.87
Number of accumulation units outstanding at end of period	159,836	141,454	113,984	68,521	46,015	67,163	565
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.15	$8.20	$15.01	$13.70	$12.74	$11.24	$10.12
Value at end of period	$12.91	$11.15	$8.20	$15.01	$13.70	$12.74	$11.24
Number of accumulation units outstanding at end of period	246,425	249,007	231,948	170,857	81,723	93,650	1,205
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$14.57	$10.44	$18.50	$15.81	$13.62	$11.49	$10.33
Value at end of period	$15.24	$14.57	$10.44	$18.50	$15.81	$13.62	$11.49
Number of accumulation units outstanding at end of period	101,276	101,485	86,930	64,711	30,497	28,586	2,179

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO							
(Funds were first received in this option during April 2009)							
Value at beginning of period	$13.97	$10.69					
Value at end of period	$15.43	$13.97					
Number of accumulation units outstanding at end of period	1,434	1,520					
ING ARTIO FOREIGN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.73	$10.80	$19.54	$17.11	$13.51	$11.94	$11.56
Value at end of period	$13.34	$12.73	$10.80	$19.54	$17.11	$13.51	$11.94
Number of accumulation units outstanding at end of period	23,468	32,053	36,640	33,604	15,111	12,212	450
ING BALANCED PORTFOLIO							
Value at beginning of period	$8.84	$7.58	$10.78	$10.44			
Value at end of period	$9.86	$8.84	$7.58	$10.78			
Number of accumulation units outstanding at end of period	2,997	2,995	2,920	3,761			
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Fund first available during September 2005)							
Value at beginning of period	$9.84	$7.42	$12.89	$12.39	$10.96	$10.52	
Value at end of period	$12.21	$9.84	$7.42	$12.89	$12.39	$10.96	
Number of accumulation units outstanding at end of period	73,727	50,306	40,637	16,201	14,573	7,892	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$10.54	$10.03					
Value at end of period	$10.91	$10.54					
Number of accumulation units outstanding at end of period	23,369	40,111					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.72	$7.61	$12.74	$12.17	$11.59	$10.87	
Value at end of period	$10.81	$9.72	$7.61	$12.74	$12.17	$11.59	
Number of accumulation units outstanding at end of period	11,023	10,345	8,468	5,474	192	194	
ING BLACKROCK LARGE CAP VALUE PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$9.12	$8.24	$13.00	$12.71	$11.43		
Value at end of period	$9.93	$9.12	$8.24	$13.00	$12.71		
Number of accumulation units outstanding at end of period	662	665	2,052	2,014	1,383		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$9.69	$6.48	$9.99				
Value at end of period	$11.23	$9.69	$6.48				
Number of accumulation units outstanding at end of period	50,067	31,724	37,329				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO							
(Fund first available during January 2007)							
Value at beginning of period	$9.29	$7.10	$12.34	$13.90			
Value at end of period	$10.57	$9.29	$7.10	$12.34			
Number of accumulation units outstanding at end of period	19,258	23,035	23,106	7,893			
ING CLARION REAL ESTATE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$11.86	$8.90	$14.77	$18.31	$13.57	$11.85	$10.79
Value at end of period	$14.89	$11.86	$8.90	$14.77	$18.31	$13.57	$11.85
Number of accumulation units outstanding at end of period	24,724	28,196	24,967	24,476	11,307	9,696	1,991

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING COLUMBIA SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during August 2007)							
Value at beginning of period	$7.99	$6.54	$10.11	$10.12			
Value at end of period	$9.82	$7.99	$6.54	$10.11			
Number of accumulation units outstanding at end of period	26,156	28,857	26,915	3,275			
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Fund first available during December 2006)							
Value at beginning of period	$8.69	$6.73	$11.29	$11.06	$9.91		
Value at end of period	$9.54	$8.69	$6.73	$11.29	$11.06		
Number of accumulation units outstanding at end of period	29,057	41,819	46,883	11,531	6,897		
ING DFA WORLD EQUITY PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$6.62	$5.54	$9.38				
Value at end of period	$8.10	$6.62	$5.54				
Number of accumulation units outstanding at end of period	545	4,248	353				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$12.01	$8.80	$14.74	$13.14	$11.97	$11.45	
Value at end of period	$15.11	$12.01	$8.80	$14.74	$13.14	$11.97	
Number of accumulation units outstanding at end of period	29,340	34,153	32,504	12,281	5,700	5,245	
ING FRANKLIN INCOME PORTFOLIO							
(Fund first available during October 2006)							
Value at beginning of period	$9.84	$7.60	$10.96	$10.88	$10.51		
Value at end of period	$10.90	$9.84	$7.60	$10.96	$10.88		
Number of accumulation units outstanding at end of period	72,615	66,231	56,147	23,365	460		
ING FRANKLIN MUTUAL SHARES PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$8.96	$7.22	$11.84	$12.84			
Value at end of period	$9.80	$8.96	$7.22	$11.84			
Number of accumulation units outstanding at end of period	9,624	10,477	9,955	8,272			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$7.71	$6.03	$9.57	$10.10			
Value at end of period	$8.37	$7.71	$6.03	$9.57			
Number of accumulation units outstanding at end of period	96,574	104,672	81,079	34,315			
ING GLOBAL RESOURCES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$16.17	$11.99	$20.73	$15.87	$13.33	$11.21	
Value at end of period	$19.29	$16.17	$11.99	$20.73	$15.87	$13.33	
Number of accumulation units outstanding at end of period	46,662	49,247	47,914	10,111	1,770	291	
ING GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$7.73	$6.06	$8.40				
Value at end of period	$8.63	$7.73	$6.06				
Number of accumulation units outstanding at end of period	23,713	25,334	146				
ING HANG SENG INDEX PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$12.91	$11.06					
Value at end of period	$13.61	$12.91					
Number of accumulation units outstanding at end of period	5,995	5,063					

Empire Traditions

	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.63	$7.98	$13.01	$12.66	$11.30	$10.96	$10.21
Value at end of period	$10.73	$9.63	$7.98	$13.01	$12.66	$11.30	$10.96
Number of accumulation units outstanding at end of period	8,859	9,150	12,041	11,820	10,617	9,284	2,182
ING INDEX PLUS MIDCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.77	$8.35	$13.68	$13.26	$12.39	$11.40	$10.26
Value at end of period	$12.83	$10.77	$8.35	$13.68	$13.26	$12.39	$11.40
Number of accumulation units outstanding at end of period	15,040	15,535	18,852	19,406	17,362	12,724	2
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.99	$8.18	$12.58	$13.72	$12.33	$11.71	$10.46
Value at end of period	$11.99	$9.99	$8.18	$12.58	$13.72	$12.33	$11.71
Number of accumulation units outstanding at end of period	2,906	3,099	4,598	6,392	5,528	4,559	1,902
ING INTERMEDIATE BOND PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.37	$9.50	$10.61	$10.24	$10.06	$10.07	
Value at end of period	$11.13	$10.37	$9.50	$10.61	$10.24	$10.06	
Number of accumulation units outstanding at end of period	108,385	99,829	82,691	20,190	4,094	2,553	
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$7.55	$6.04	$9.52				
Value at end of period	$7.97	$7.55	$6.04				
Number of accumulation units outstanding at end of period	3,689	3,669	3,847				
ING JANUS CONTRARIAN PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$12.88	$9.63	$19.25	$16.24	$13.46	$11.80	
Value at end of period	$14.39	$12.88	$9.63	$19.25	$16.24	$13.46	
Number of accumulation units outstanding at end of period	14,570	16,468	21,711	15,884	487	42	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$19.87	$11.81	$24.72	$18.21	$13.67	$10.50	
Value at end of period	$23.44	$19.87	$11.81	$24.72	$18.21	$13.67	
Number of accumulation units outstanding at end of period	36,289	39,776	39,218	21,548	3,608	6,864	
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.02	$8.94	$13.62	$13.58	$11.88	$11.17	$10.38
Value at end of period	$13.28	$11.02	$8.94	$13.62	$13.58	$11.88	$11.17
Number of accumulation units outstanding at end of period	8,253	10,124	2,944	1,765	1,729	1,746	124
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.37	$9.10	$13.25	$13.75	$12.03	$11.83	$10.64
Value at end of period	$14.12	$11.37	$9.10	$13.25	$13.75	$12.03	$11.83
Number of accumulation units outstanding at end of period	15,769	20,343	19,353	19,463	17,788	19,006	38
ING LARGE CAP GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$12.90	$9.24	$13.01	$11.88	$11.48	$10.29	
Value at end of period	$14.46	$12.90	$9.24	$13.01	$11.88	$11.48	
Number of accumulation units outstanding at end of period	13,887	6,521	61	61	62	1,033	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$9.61	$7.42	$12.48	$12.98	$12.03	$11.03	$9.99
Value at end of period	$11.69	$9.61	$7.42	$12.48	$12.98	$12.03	$11.03
Number of accumulation units outstanding at end of period	4,539	4,804	4,817	4,898	3,847	4,480	382
ING LIQUID ASSETS PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.49	$10.67	$10.62	$10.32	$10.06	$9.98	$9.99
Value at end of period	$10.29	$10.49	$10.67	$10.62	$10.32	$10.06	$9.98
Number of accumulation units outstanding at end of period	158,086	192,945	298,444	112,965	171,907	23,926	9,833
ING MARSICO GROWTH PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.38	$8.21	$14.02	$12.53	$12.17	$11.40	
Value at end of period	$12.20	$10.38	$8.21	$14.02	$12.53	$12.17	
Number of accumulation units outstanding at end of period	21,415	12,003	10,198	11,550	12,535	10,016	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Fund first available during September 2005)							
Value at beginning of period	$11.88	$8.80	$17.78	$15.04	$12.37	$11.19	
Value at end of period	$13.25	$11.88	$8.80	$17.78	$15.04	$12.37	
Number of accumulation units outstanding at end of period	11,658	16,095	21,344	7,578	1,874	2,313	
ING MFS TOTAL RETURN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.67	$9.23	$12.12	$11.88	$10.83	$10.73	$10.07
Value at end of period	$11.49	$10.67	$9.23	$12.12	$11.88	$10.83	$10.73
Number of accumulation units outstanding at end of period	66,719	72,257	67,211	32,684	28,833	29,106	7,039
ING MFS UTILITIES PORTFOLIO							
(Fund first available during August 2005)							
Value at beginning of period	$14.46	$11.11	$18.19	$14.56	$11.35	$11.14	
Value at end of period	$16.12	$14.46	$11.11	$18.19	$14.56	$11.35	
Number of accumulation units outstanding at end of period	28,376	32,280	31,595	23,277	9,178	9,115	
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$8.92	$6.45	$10.02				
Value at end of period	$11.37	$8.92	$6.45				
Number of accumulation units outstanding at end of period	6,956	18,595	14,490				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO							
(Fund first available during November 2005)							
Value at beginning of period	$12.02	$9.51	$13.58	$12.62	$10.61	$10.34	
Value at end of period	$13.42	$12.02	$9.51	$13.58	$12.62	$10.61	
Number of accumulation units outstanding at end of period	22,613	29,844	26,358	22,318	6,966	5,004	
ING MORGAN STANLEY GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO							
(Funds were first received in this option during June 2009)							
Value at beginning of period	$12.28	$10.98					
Value at end of period	$12.96	$12.28					
Number of accumulation units outstanding at end of period	1,295	687					
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO							
(Funds were first received in this option during November 2009)							
Value at beginning of period	$13.33	$13.05					
Value at end of period	$14.91	$13.33					
Number of accumulation units outstanding at end of period	1,265	624					

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Fund first available during May 2003)							
Value at beginning of period	$11.58	$8.46	$14.45	$13.83	$11.96	$10.06	
Value at end of period	$13.17	$11.58	$8.46	$14.45	$13.83	$11.96	
Number of accumulation units outstanding at end of period	1,611	1,622	1,672	1,694	1,731	1,796	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)							
(Fund first available during May 2003)							
Value at beginning of period	$12.41	$9.08	$15.57	$14.93	$12.95	$11.66	$11.42
Value at end of period	$14.09	$12.41	$9.08	$15.57	$14.93	$12.95	$11.66
Number of accumulation units outstanding at end of period	37,150	39,987	44,537	41,585	25,302	18,154	4
ING PIMCO HIGH YIELD PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.86	$8.78	$11.56	$11.46	$10.73	$10.49	$10.46
Value at end of period	$14.41	$12.86	$8.78	$11.56	$11.46	$10.73	$10.49
Number of accumulation units outstanding at end of period	48,884	44,081	47,575	46,747	18,033	13,314	994
ING PIMCO TOTAL RETURN BOND PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.75	$11.36	$11.12	$10.41	$10.17	$10.12	$10.07
Value at end of period	$13.46	$12.75	$11.36	$11.12	$10.41	$10.17	$10.12
Number of accumulation units outstanding at end of period	354,262	299,566	251,258	42,736	21,768	17,455	5,993
ING PIONEER FUND PORTFOLIO (CLASS S)							
(Fund first available during May 2005)							
Value at beginning of period	$10.05	$8.26	$12.90	$12.52	$10.94	$10.11	
Value at end of period	$11.42	$10.05	$8.26	$12.90	$12.52	$10.94	
Number of accumulation units outstanding at end of period	544	542	504	483	55	102	
ING PIONEER MID CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.96	$8.11	$12.37	$11.96	$10.86	$10.36	
Value at end of period	$11.51	$9.96	$8.11	$12.37	$11.96	$10.86	
Number of accumulation units outstanding at end of period	34,499	47,737	39,531	25,790	25,216	22,987	
ING RETIREMENT CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$8.31	$8.25					
Value at end of period	$8.78	$8.31					
Number of accumulation units outstanding at end of period	23,372	1,552					
ING RETIREMENT GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.36	$9.21					
Value at end of period	$10.25	$9.36					
Number of accumulation units outstanding at end of period	307,512	295,045					
ING RETIREMENT MODERATE GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.62	$9.49					
Value at end of period	$10.47	$9.62					
Number of accumulation units outstanding at end of period	375,200	393,638					
ING RETIREMENT MODERATE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.85	$9.75					
Value at end of period	$10.58	$9.85					
Number of accumulation units outstanding at end of period	163,848	182,135					

	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.64	$10.83					
Value at end of period	$13.94	$12.64					
Number of accumulation units outstanding at end of period	2,004	3,015					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$8.09	$5.84					
Value at end of period	$8.89	$8.09					
Number of accumulation units outstanding at end of period	42,461	43,807					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.46	$10.63					
Value at end of period	$13.58	$12.46					
Number of accumulation units outstanding at end of period	2,833	2,795					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during June 2009)							
Value at beginning of period	$12.94	$10.82					
Value at end of period	$15.97	$12.94					
Number of accumulation units outstanding at end of period	8,617	9,184					
ING RUSSELL™ MID CAP INDEX PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.36	$6.11	$10.11				
Value at end of period	$10.24	$8.36	$6.11				
Number of accumulation units outstanding at end of period	3,483	3,505	5,947				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$8.60	$6.94	$10.21				
Value at end of period	$10.63	$8.60	$6.94				
Number of accumulation units outstanding at end of period	9,037	12,851	11,998				
ING SMALLCAP OPPORTUNITIES PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.64	$9.08	$14.16	$13.15	$11.94	$11.33	
Value at end of period	$15.07	$11.64	$9.08	$14.16	$13.15	$11.94	
Number of accumulation units outstanding at end of period	4,809	4,871	4,851	4,999	5,033	9,557	
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.88	$7.12	$10.18				
Value at end of period	$10.80	$8.88	$7.12				
Number of accumulation units outstanding at end of period	9,438	19,512	15,090				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.71	$8.96	$12.61	$12.32	$10.96	$10.65	
Value at end of period	$13.09	$11.71	$8.96	$12.61	$12.32	$10.96	
Number of accumulation units outstanding at end of period	155,345	149,934	146,473	79,547	38,700	14,985	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.22	$8.34	$13.23	$13.09	$11.21	$11.02	
Value at end of period	$11.52	$10.22	$8.34	$13.23	$13.09	$11.21	
Number of accumulation units outstanding at end of period	29,183	28,261	24,787	18,866	18,406	17,281	

	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during September 2007)							
Value at beginning of period	$8.01	$5.73	$10.14	$10.39			
Value at end of period	$9.16	$8.01	$5.73	$10.14			
Number of accumulation units outstanding at end of period	33,557	25,388	6,525	422			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Fund first available during January 2007)							
Value at beginning of period	$9.47	$7.33	$12.59	$11.15			
Value at end of period	$10.09	$9.47	$7.33	$12.59			
Number of accumulation units outstanding at end of period	41,310	29,542	24,304	4,263			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$10.55	$8.13	$13.75	$13.69	$11.79		
Value at end of period	$11.14	$10.55	$8.13	$13.75	$13.69		
Number of accumulation units outstanding at end of period	9,256	9,237	7,561	1,825	559		
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$10.51	$10.16	$9.96				
Value at end of period	$10.92	$10.51	$10.16				
Number of accumulation units outstanding at end of period	18,039	11,669	1,075				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.00	$7.75	$13.18	$13.32	$11.88	$11.05	
Value at end of period	$11.09	$10.00	$7.75	$13.18	$13.32	$11.88	
Number of accumulation units outstanding at end of period	1,963	1,967	2,060	2,024	2,772	1,350	
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.65	$7.65	$12.29	$12.83	$11.29	$11.13	$10.34
Value at end of period	$10.89	$9.65	$7.65	$12.29	$12.83	$11.29	$11.13
Number of accumulation units outstanding at end of period	50,759	64,213	56,759	45,110	31,012	20,154	43
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.86	$9.05	$12.07	$11.92	$10.82	$10.65	
Value at end of period	$11.93	$10.86	$9.05	$12.07	$11.92	$10.82	
Number of accumulation units outstanding at end of period	53,561	40,768	38,316	8,253	3,906	1,947	
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.23	$8.42	$12.66	$12.59	$11.07	$10.67	
Value at end of period	$11.28	$10.23	$8.42	$12.66	$12.59	$11.07	
Number of accumulation units outstanding at end of period	5,890	4,153	3,694	3,633	4,060	406	
ING WELLS FARGO HEALTH CARE PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$11.43	$9.70	$13.88	$13.04	$11.68	$10.78	$10.47
Value at end of period	$11.99	$11.43	$9.70	$13.88	$13.04	$11.68	$10.78
Number of accumulation units outstanding at end of period	17,952	19,643	20,618	12,131	3,811	4,500	497
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$7.70	$6.05	$10.34				
Value at end of period	$8.00	$7.70	$6.05				
Number of accumulation units outstanding at end of period	47,074	43,491	10,049				

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
INVESCO V.I. LEISURE FUND							
(Fund first available during May 2003)							
Value at beginning of period	$9.91	$7.61	$13.63	$14.01	$11.47	$11.70	
Value at end of period	$11.84	$9.91	$7.61	$13.63	$14.01	$11.47	
Number of accumulation units outstanding at end of period	5,447	6,978	7,062	6,743	6,942	7,494	
PROFUND VP EUROPE 30							
(Fund first available during May 2003)							
Value at beginning of period	$11.05	$8.52	$15.52	$13.81	$11.99	$11.31	$10.57
Value at end of period	$11.12	$11.05	$8.52	$15.52	$13.81	$11.99	$11.31
Number of accumulation units outstanding at end of period	1,889	2,688	2,688	2,688	2,689	2,708	38
PROFUND VP RISING RATES OPPORTUNITY							
(Fund first available during September 2003)							
Value at beginning of period	$6.73	$5.19	$8.54	$9.19	$8.51	$9.42	$9.62
Value at end of period	$5.54	$6.73	$5.19	$8.54	$9.19	$8.51	$9.42
Number of accumulation units outstanding at end of period	13,030	11,772	12,291	13,137	12,579	10,503	794

Separate Account Annual Charges of 2.10%

	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$9.41	$7.95	$9.11				
Value at end of period	$10.11	$9.41	$7.95				
Number of accumulation units outstanding at end of period	2,613	3,273	2,087				
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$12.00	$9.05	$16.13	$14.04	$12.87	$11.27	$11.03
Value at end of period	$13.74	$12.00	$9.05	$16.13	$14.04	$12.87	$11.27
Number of accumulation units outstanding at end of period	4,642	4,919	5,528	5,426	2,689	925	138
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.32	$7.33	$13.10	$13.21	$11.25	$10.92	
Value at end of period	$10.49	$9.32	$7.33	$13.10	$13.21	$11.25	
Number of accumulation units outstanding at end of period	2,773	2,874	2,953	1,735	1,468	791	
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$9.65	$8.79	$10.01				
Value at end of period	$10.02	$9.65	$8.79				
Number of accumulation units outstanding at end of period	9,127	8,877	5,198				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$9.94	$7.78	$12.86	$12.57	$11.20	$10.86	$10.64
Value at end of period	$10.79	$9.94	$7.78	$12.86	$12.57	$11.20	$10.86
Number of accumulation units outstanding at end of period	14,779	16,185	12,582	9,576	4,148	959	143

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$11.06	$8.14	$14.93	$13.65	$12.71	$11.23	$10.90
Value at end of period	$12.78	$11.06	$8.14	$14.93	$13.65	$12.71	$11.23
Number of accumulation units outstanding at end of period	85,996	87,630	90,878	90,235	4,612	1,046	420
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Fund first available during September 2003)							
Value at beginning of period	$14.45	$10.37	$18.41	$15.75	$13.59	$11.59	
Value at end of period	$15.09	$14.45	$10.37	$18.41	$15.75	$13.59	
Number of accumulation units outstanding at end of period	8,400	7,563	7,898	8,465	4,059	885	
ING ARTIO FOREIGN PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$12.63	$10.73	$19.44	$17.05	$14.13		
Value at end of period	$13.21	$12.63	$10.73	$19.44	$17.05		
Number of accumulation units outstanding at end of period	7,509	4,928	5,688	4,038	618		
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$9.77	$7.38	$12.83	$12.36	$11.57		
Value at end of period	$12.10	$9.77	$7.38	$12.83	$12.36		
Number of accumulation units outstanding at end of period	2,512	3,093	3,615	2,189	548		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO							
(Funds were first received in this option during June 2009)							
Value at beginning of period	$10.53	$10.01					
Value at end of period	$10.88	$10.53					
Number of accumulation units outstanding at end of period	1,413	1,421					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.65	$7.57	$12.69	$13.12			
Value at end of period	$10.71	$9.65	$7.57	$12.69			
Number of accumulation units outstanding at end of period	3,940	4,093	4,010	771			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$9.67	$6.47	$9.99				
Value at end of period	$11.18	$9.67	$6.47				
Number of accumulation units outstanding at end of period	3,398	3,161	1,455				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$9.24	$7.08	$12.30	$14.45			
Value at end of period	$10.50	$9.24	$7.08	$12.30			
Number of accumulation units outstanding at end of period	3,776	3,831	4,154	1,411			
ING CLARION REAL ESTATE PORTFOLIO							
Value at beginning of period	$11.76	$8.84	$14.69	$18.25			
Value at end of period	$14.74	$11.76	$8.84	$14.69			
Number of accumulation units outstanding at end of period	485	536	551	545			
ING COLUMBIA SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$7.95	$6.51	$10.09	$10.68			
Value at end of period	$9.75	$7.95	$6.51	$10.09			
Number of accumulation units outstanding at end of period	916	964	939	967			

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$8.63	$6.70	$11.26	$11.31			
Value at end of period	$9.47	$8.63	$6.70	$11.26			
Number of accumulation units outstanding at end of period	8,564	8,374	8,370	3,580			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$11.92	$8.75	$14.68	$14.13			
Value at end of period	$14.98	$11.92	$8.75	$14.68			
Number of accumulation units outstanding at end of period	1,682	1,791	1,718	2,576			
ING FRANKLIN INCOME PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.78	$7.57	$10.93	$11.46			
Value at end of period	$10.82	$9.78	$7.57	$10.93			
Number of accumulation units outstanding at end of period	2,028	976	267	15,862			
ING FRANKLIN MUTUAL SHARES PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$8.93	$7.21	$11.83	$12.53			
Value at end of period	$9.75	$8.93	$7.21	$11.83			
Number of accumulation units outstanding at end of period	1,015	1,063	1,686	1,785			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$7.68	$6.02	$9.56	$10.19			
Value at end of period	$8.33	$7.68	$6.02	$9.56			
Number of accumulation units outstanding at end of period	2,729	3,153	2,306	2,267			
ING GLOBAL RESOURCES PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$16.06	$11.93	$20.65	$15.83	$13.98		
Value at end of period	$19.12	$16.06	$11.93	$20.65	$15.83		
Number of accumulation units outstanding at end of period	2,717	4,702	3,225	1,360	449		
ING GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$7.71	$7.03					
Value at end of period	$8.59	$7.71					
Number of accumulation units outstanding at end of period	5,505	5,621					
ING HANG SENG INDEX PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$12.90	$13.22					
Value at end of period	$13.58	$12.90					
Number of accumulation units outstanding at end of period	230	231					
ING INDEX PLUS LARGECAP PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$9.55	$7.93	$12.94	$12.62	$11.65		
Value at end of period	$10.62	$9.55	$7.93	$12.94	$12.62		
Number of accumulation units outstanding at end of period	74	75	75	75	75		
ING INDEX PLUS MIDCAP PORTFOLIO							
Value at beginning of period	$10.68	$8.30	$13.61	$13.21			
Value at end of period	$12.71	$10.68	$8.30	$13.61			
Number of accumulation units outstanding at end of period	1,079	1,188	1,197	1,368			

	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS SMALLCAP PORTFOLIO							
Value at beginning of period	$9.90	$8.13	$12.51	$13.67			
Value at end of period	$11.88	$9.90	$8.13	$12.51			
Number of accumulation units outstanding at end of period	670	671	672	68			
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$10.29	$9.45	$10.57	$10.18			
Value at end of period	$11.04	$10.29	$9.45	$10.57			
Number of accumulation units outstanding at end of period	3,972	4,304	4,170	2,491			
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$7.53	$5.71					
Value at end of period	$7.93	$7.53					
Number of accumulation units outstanding at end of period	158	152					
ING JANUS CONTRARIAN PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$12.78	$9.56	$19.15	$16.18	$14.03		
Value at end of period	$14.26	$12.78	$9.56	$19.15	$16.18		
Number of accumulation units outstanding at end of period	579	581	1,109	251	452		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$19.73	$11.75	$24.62	$18.16	$14.54		
Value at end of period	$23.23	$19.73	$11.75	$24.62	$18.16		
Number of accumulation units outstanding at end of period	2,051	2,108	2,235	2,483	449		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$11.27	$9.04	$13.19	$13.70	$12.00	$11.49	
Value at end of period	$13.99	$11.27	$9.04	$13.19	$13.70	$12.00	
Number of accumulation units outstanding at end of period	4,997	5,373	5,335	4,846	3,681	1,562	
ING LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during March 2010)							
Value at beginning of period	$13.08						
Value at end of period	$14.32						
Number of accumulation units outstanding at end of period	249						
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$9.53	$7.37	$12.42	$13.66			
Value at end of period	$11.58	$9.53	$7.37	$12.42			
Number of accumulation units outstanding at end of period	369	399	394	380			
ING LIQUID ASSETS PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.41	$10.60	$10.61				
Value at end of period	$10.19	$10.41	$10.60				
Number of accumulation units outstanding at end of period	1,354	2,840	19,925				
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during September 2007)							
Value at beginning of period	$10.29	$8.15	$13.95	$13.99			
Value at end of period	$12.08	$10.29	$8.15	$13.95			
Number of accumulation units outstanding at end of period	263	363	367	371			

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$11.79	$8.75	$15.14				
Value at end of period	$13.14	$11.79	$8.75				
Number of accumulation units outstanding at end of period	230	243	892				
ING MFS TOTAL RETURN PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$10.58	$9.17	$12.06	$11.84	$10.81	$10.70	
Value at end of period	$11.38	$10.58	$9.17	$12.06	$11.84	$10.81	
Number of accumulation units outstanding at end of period	7,456	7,162	4,896	2,391	2,040	1,148	
ING MFS UTILITIES PORTFOLIO							
(Fund first available during February 2006)							
Value at beginning of period	$14.36	$11.05	$18.11	$14.53	$11.73		
Value at end of period	$15.98	$14.36	$11.05	$18.11	$14.53		
Number of accumulation units outstanding at end of period	2,919	2,850	3,369	2,890	535		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)							
(Fund first available during May 2003)							
Value at beginning of period	$12.31	$9.02	$15.49	$14.88	$12.92	$11.75	
Value at end of period	$13.96	$12.31	$9.02	$15.49	$14.88	$12.92	
Number of accumulation units outstanding at end of period	4,560	4,851	4,534	4,291	1,968	813	
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$12.76	$8.72	$11.50	$11.79			
Value at end of period	$14.27	$12.76	$8.72	$11.50			
Number of accumulation units outstanding at end of period	708	905	961	1,827			
ING PIMCO TOTAL RETURN BOND PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$12.64	$11.29	$11.06	$10.31			
Value at end of period	$13.33	$12.64	$11.29	$11.06			
Number of accumulation units outstanding at end of period	17,189	15,268	11,396	2,841			
ING PIONEER MID CAP VALUE PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$9.88	$8.07	$12.32	$11.93	$10.84	$10.82	
Value at end of period	$11.41	$9.88	$8.07	$12.32	$11.93	$10.84	
Number of accumulation units outstanding at end of period	3,478	3,510	3,309	3,370	3,318	1,743	
ING RETIREMENT CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$8.30	$8.24					
Value at end of period	$8.77	$8.30					
Number of accumulation units outstanding at end of period	311	299					
ING RETIREMENT GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.36	$9.21					
Value at end of period	$10.23	$9.36					
Number of accumulation units outstanding at end of period	24,169	24,574					
ING RETIREMENT MODERATE GROWTH PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.62	$9.49					
Value at end of period	$10.45	$9.62					
Number of accumulation units outstanding at end of period	9,791	9,766					

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT MODERATE PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.85	$9.75					
Value at end of period	$10.56	$9.85					
Number of accumulation units outstanding at end of period	56,432	54,373					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.62	$10.82					
Value at end of period	$13.90	$12.62					
Number of accumulation units outstanding at end of period	366	358					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$8.07	$6.90					
Value at end of period	$8.85	$8.07					
Number of accumulation units outstanding at end of period	4,591	4,733					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$12.45	$10.62					
Value at end of period	$13.54	$12.45					
Number of accumulation units outstanding at end of period	778	552					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.93	$11.54					
Value at end of period	$15.93	$12.93					
Number of accumulation units outstanding at end of period	959	1,046					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.58	$6.93	$10.00				
Value at end of period	$10.59	$8.58	$6.93				
Number of accumulation units outstanding at end of period	0	0	665				
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.86	$7.11	$10.11				
Value at end of period	$10.76	$8.86	$7.11				
Number of accumulation units outstanding at end of period	909	618	383				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$11.62	$8.91	$12.56	$12.29	$10.95	$10.64	
Value at end of period	$12.98	$11.62	$8.91	$12.56	$12.29	$10.95	
Number of accumulation units outstanding at end of period	9,219	9,101	5,703	2,985	2,156	912	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Fund first available during May 2004)							
Value at beginning of period	$10.14	$8.29	$13.16	$13.05	$11.19	$10.99	
Value at end of period	$11.41	$10.14	$8.29	$13.16	$13.05	$11.19	
Number of accumulation units outstanding at end of period	3,781	5,965	2,852	1,995	385	105	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$7.98	$5.71	$10.12	$10.29			
Value at end of period	$9.10	$7.98	$5.71	$10.12			
Number of accumulation units outstanding at end of period	3,537	3,233	2,850	2,772			

Empire Traditions

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$9.42	$7.30	$12.55	$12.20			
Value at end of period	$10.02	$9.42	$7.30	$12.55			
Number of accumulation units outstanding at end of period	1,138	1,178	1,226	392			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$10.47	$8.09	$13.69	$14.69			
Value at end of period	$11.05	$10.47	$8.09	$13.69			
Number of accumulation units outstanding at end of period	1,868	2,135	2,030	1,298			
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$10.48	$10.15					
Value at end of period	$10.87	$10.48					
Number of accumulation units outstanding at end of period	222	213					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Fund first available during January 2006)							
Value at beginning of period	$9.92	$7.70	$13.12	$13.28	$12.17		
Value at end of period	$10.98	$9.92	$7.70	$13.12	$13.28		
Number of accumulation units outstanding at end of period	36	36	36	36	36		
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Fund first available during May 2003)							
Value at beginning of period	$9.57	$7.60	$12.23	$12.78	$11.27	$11.05	
Value at end of period	$10.78	$9.57	$7.60	$12.23	$12.78	$11.27	
Number of accumulation units outstanding at end of period	5,345	5,419	5,449	5,434	3,025	797	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.78	$9.00	$12.02	$11.89	$10.81	$10.86	
Value at end of period	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	
Number of accumulation units outstanding at end of period	3,638	3,658	3,362	109	110	109	
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Fund first available during May 2005)							
Value at beginning of period	$10.15	$8.37	$12.61	$12.56	$11.06	$10.78	
Value at end of period	$11.18	$10.15	$8.37	$12.61	$12.56	$11.06	
Number of accumulation units outstanding at end of period	1,785	891	201	203	728	170	
ING WELLS FARGO HEALTH CARE PORTFOLIO							
(Funds were first received in this option during November 2008)							
Value at beginning of period	$11.33	$9.64	$8.71				
Value at end of period	$11.87	$11.33	$9.64				
Number of accumulation units outstanding at end of period	241	242	211				
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$7.68	$6.04	$9.65				
Value at end of period	$7.96	$7.68	$6.04				
Number of accumulation units outstanding at end of period	1,583	1,595	1,607				
INVESCO V.I. LEISURE FUND							
(Fund first available during May 2003)							
Value at beginning of period	$9.83	$7.56	$13.56	$13.96	$11.44	$11.71	
Value at end of period	$11.73	$9.83	$7.56	$13.56	$13.96	$11.44	
Number of accumulation units outstanding at end of period	1,884	1,968	2,072	1,735	1,934	1,026	

Empire Traditions

CFI 68